As filed with the Securities and Exchange Commission on April 19, 2012

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

THE KOREA DEVELOPMENT BANK

(Name of Registrant)

THE REPUBLIC OF KOREA

(Name of Co-Registrant and Guarantor)

Names and Addresses of Authorized Representatives:

Joo Yung Sung or Jong Kug Yoon	Byeong Sun Song
Duly Authorized Representatives in the United States of The Korea Development Bank 320 Park Avenue, 32nd Floor New York, New York 10022	Duly Authorized Representative in the United States of The Republic of Korea 335 East 45th Street New York, New York 10017

Copies to:

Jinduk Han, Esq.

Cleary Gottlieb Steen & Hamilton LLP

c/o 39th Floor, Bank of China Tower

One Garden Road

Hong Kong

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

The securities registered hereby will be offered on a delayed or continuous basis pursuant to the procedures set forth in Securities Act Release Nos. 33-6240 and 33-6424.

CALCULATION OF REGISTRATION FEE

Title of each class of securities being registered	Amount to be registered(2)			Amount of registration fee
Debt securities, with or without warrants to purchase debt securities, and guarantees(1)	US$	5,000,000,000		US$	573,000
Guarantees of The Republic of Korea		—	(3)		—	(3)

(1)	Consists of guarantees to be issued by The Korea Development Bank in respect of obligations of other parties.
(2)	Or an equivalent amount in another currency or currencies or in composite currencies or as determined by reference to an index or, if the debt securities are to be offered at a discount, the approximate proceeds to The Korea Development Bank. Includes the maximum principal amount of the obligations to be guaranteed by the Registrants under the guarantees registered hereby.
(3)	The Republic of Korea may irrevocably guarantee the debt securities being registered hereby. Pursuant to Rule 457(n) of the Securities Act of 1933, no registration fee is required with respect to the guarantees.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained in this Registration Statement and supplements to such Prospectus will also be used in connection with US$287,380,000 of debt securities with or without warrants to purchase debt securities registered under Registration Statement No. 333-156305.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*	This Registration Statement also constitutes Post-Effective Amendment No. 7 to Registration Statement No. 333-156305.

EXPLANATORY NOTE

This registration statement relates to US$5,000,000,000 aggregate amount of (i) debt securities (with or without warrants) of The Korea Development Bank to be offered from time to time as separate issues on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such offering, (ii) guarantees that may be issued by The Korea Development Bank in respect of obligations of other parties on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such issuance and (iii) guarantees that may be issued by The Republic of Korea in respect of debt securities of The Korea Development Bank on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such issuance. The prospectus constituting a part of this registration statement relates to (i) the debt securities (with or without warrants) and guarantees to be issued by The Korea Development Bank, registered hereunder, (ii) guarantees to be issued by The Republic of Korea, registered hereunder and (iii) US$287,380,000 aggregate principal amount of debt securities (with or without warrants) and guarantees registered under Registration Statement No. 333-156305 (including an aggregate principal amount of US$200,000,000 of debt securities that may be sold by us from time to time in a continuous offering designated Medium-Term Notes, Series C, Due Not Less Than Nine Months From Date of Issue (the “Series C Notes”)).

This registration statement contains a form of prospectus supplement filed as Exhibit K-1 to this registration statement, together with the supplement to that prospectus supplement filed as Exhibit K-2 to this registration statement, to be used in connection with the sale by us of the Series C Notes in a continuous offering.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 19, 2012

PROSPECTUS

$5,000,000,000

The Korea Development Bank

Debt Securities

Warrants to Purchase Debt Securities

Guarantees

The Republic of Korea

Guarantees

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                     , 2012

- i -

CERTAIN DEFINED TERMS AND CONVENTIONS

All references to the “Bank”, “we”, “our” or “us” mean The Korea Development Bank. All references to “Korea” or the “Republic” contained in this prospectus mean The Republic of Korea. All references to the “Government” mean the government of Korea.

Unless otherwise indicated, all references to “won”, “Won” or “(Won)” contained in this prospectus are to the currency of Korea, references to “U.S. dollars”, “Dollars”, “$”, “USD” or “US$” are to the currency of the United States of America, references to “Euro”, “EUR” or “€” are to the currency of the European Union, references to “Japanese yen”, “JPY” or “¥” are to the currency of Japan, references to “Singapore dollar” or “SGD” are to the currency of Singapore, references to “Swiss franc” or “CHF” are to the currency of Switzerland, references to “pound sterling”, “GBP” or “£” are to the currency of the United Kingdom, references to “Chinese offshore renminbi” or “CNH” are to the currency of the People’s Republic of China traded outside of mainland China, references to “Hong Kong dollar” or “HKD” are to the currency of Hong Kong, S.A.R., references to “Malaysian ringgit” or “MYR” are to the currency of Malaysia, references to “Indian rupee” or “INR” are to the currency of India, references to “Thai baht” or “THB” are to the currency of Thailand, references to “Australian dollar” or “AUD” are to the currency of Australia, references to “Norwegian krone” or “NOK” are to the currency of Norway and references to “Brazilian real” or “BRL” are to the currency of the Federative Republic of Brazil.

All discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Prior to 2011, we prepared our financial statements in accordance with generally accepted accounting principles in Korea (“Korean GAAP” or “K-GAAP”). Commencing in 2011, we prepare our financial statements in accordance with International Financial Reporting Standards as adopted in Korea (“Korean IFRS” or “K-IFRS”) and our separate financial information as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011 included in this prospectus has been prepared in accordance with Korean IFRS, which differs in certain significant respects from Korean GAAP. Note 48 of the notes to our separate financial statements as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011 included in this prospectus provides a description of the effects of the conversion from Korean GAAP to Korean IFRS. References in this prospectus to “separate” financial statements and information are to financial statements and information prepared on a non-consolidated basis. Unless specified otherwise, our financial and other information included in this prospectus is presented on a separate basis in accordance with Korean IFRS and does not include such information with respect to our subsidiaries.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for our general operations.

THE KOREA DEVELOPMENT BANK

Overview

We were established in 1954 as a government-owned financial institution pursuant to The Korea Development Bank Act, as amended (the “KDB Act”). Since our establishment, we have been the leading bank in the Republic with respect to the provision of long-term financing for projects designed to assist the nation’s economic growth and development. The Government indirectly owns all of our paid-in capital. Our registered office is located at 16-3 Youido-dong, Youngdeungpo-gu, Seoul, The Republic of Korea.

In June 2008, the Financial Services Commission announced the Government’s preliminary plan for our privatization and, in May 2009, the KDB Act was amended to facilitate our privatization. The preliminary plan reflected the Government’s intention to nurture a more competitive corporate and investment banking sector and trigger reorganization and further advancement of the Korean financial industry.

As a first step in implementing our privatization, the Government established KDB Financial Group, or KDBFG, a financial holding company, and Korea Finance Corporation, or KoFC, a public policy financing vehicle, in October 2009, by spinning off a portion of our assets, liabilities and equity. In the spin-off, our interests in Daewoo Securities Co., Ltd., KDB Asset Management Co., Ltd. and KDB Capital Corp. were transferred to KDBFG, and our equity holdings in certain government-controlled companies, including Korea Electric Power Corporation, or KEPCO, and certain companies under restructuring programs, including Hyundai Engineering & Construction Co., Ltd., were transferred to KoFC. The Government transferred its ownership interest in us to KDBFG in exchange for all of KDBFG’s share capital on November 24, 2009 and contributed 94.27% of KDBFG’s shares to KoFC as a capital contribution on December 30, 2009 based on preliminary valuation of KDBFG shares as of December 31, 2009. In March 2010, the Government made a further capital contribution of (Won)10.0 billion in cash to KDBFG. In July 2010, KDBFG’s valuation as of December 30, 2009 was finalized and the Government’s initial contribution was adjusted to reflect an increase in the value of the KDBFG shares. As KoFC’s authorized capital is (Won)15,000.0 billion, KoFC is permitted to hold only that percentage of KDBFG shares of which the aggregate value (together with cash contributed by the Government) does not exceed (Won)15,000.0 billion. Accordingly, as of the date of this prospectus, KoFC, which is wholly owned by the Government, owns 90.26% of KDBFG’s share capital and the Government directly owns 9.74% of KDBFG’s share capital. KDBFG owns 100.0% of our share capital.

The following diagram shows our ownership structure before and after the spin-off and the share transfer.

Under the KDB Act, as amended in May 2009, the sale of KDBFG’s shares directly or indirectly owned by the Government is to commence by May 2014, and the Government will guarantee the repayment of the principal of and interest on our foreign currency debt with an original maturity of one year or more at the time of issuance (“mid-to-long term foreign currency debt”) outstanding as of the date of the initial sale of its direct or indirect equity interest in KDBFG, subject to the authorization by the National Assembly of the Government guarantee amount. Pursuant to the KDB Act and the Enforcement Decree of the KDB Act (the “KDB Decree”), the Government may also directly or indirectly guarantee, within the limit and scope determined by the Government and subject to the authorization by the National Assembly, the repayment of the principal of and interest on our mid-to-long term foreign currency debt incurred during the period when the Government directly or indirectly owns more than 50% of KDBFG to refinance our foreign currency debt referred to in the preceding sentence, in the event that (i) the repayment of our outstanding foreign currency debt would be difficult unless the Government provides a guarantee, (ii) the terms and conditions of our newly incurred foreign currency debt would become notably unfavorable unless the Government provides a guarantee or (iii) any other circumstances equivalent to (i) or (ii) above exist, as determined by the Minister of Strategy and Finance. In addition, the Government’s financial support to us stipulated by Article 44 of the KDB Act is expected to remain effective for so long as the Government owns, directly or indirectly, a majority of our share capital. For more information on the Government’s financial support under the KDB Act, see “—Business—Government Support and Supervision.”

We expect that both we and KoFC will perform policy bank roles until the Government through KoFC transfers a controlling stake in KDBFG to unrelated third parties and ceases to hold a majority ownership interest in us. Under the KDB Act, as amended in May 2009, if the Government ceases to be our controlling shareholder, the Government’s financial support to us stipulated by Article 44 of the KDB Act is expected to cease to be provided.

However, the implementation of the Government’s privatization plan may be delayed or changed depending on a variety of factors, such as domestic and international economic conditions, and the timing discussed above is only preliminary and is subject to change. There can be no assurance that such privatization plan will be implemented as contemplated or that the contemplated privatization will be implemented at all. In addition, the Government’s financial support to us under the KDB Act may be discontinued in connection with the privatization and the Government may decide not to provide direct guarantees for the notes offered hereby or otherwise protect our creditworthiness.

Our primary purpose, as stated in the KDB Act, the KDB Decree and our Articles of Incorporation, is to “furnish funds in order to expedite the development of the national economy.” We make loans available to major industries for equipment, capital investment and the development of high technology, as well as for working capital.

As of December 31, 2011, we had (Won)81,380.7 billion of loans outstanding (including loans, call loans, domestic usance, bills of exchange bought, local letters of credit negotiation and loan-type suspense accounts pursuant to the applicable guidelines without adjusting for allowance for possible loan losses, present value discounts and deferred loan fees), total assets of (Won)127,874.4 billion and total equity of (Won)17,658.0 billion, as compared to (Won)72,057.4 billion of loans outstanding, (Won)113,949.9 billion of total assets and (Won)16,733.0 billion of total equity as of December 31, 2010. In 2011, we recorded interest income of (Won)4,574.4 billion, interest expense of (Won)2,996.7 billion and net income of (Won)1,412.4 billion, as compared to (Won)4,450.3 billion of interest income, (Won)2,823.0 billion of interest expense and (Won)1,072.7 billion of net income in 2010. See “—Selected Financial Statement Data.”

Currently, the Government indirectly holds all of our paid-in capital. In addition to contributions to our capital, the Government provides direct financial support for our financing activities, in the form of loans or guarantees. The Government, through KDBFG, our sole shareholder, has the power to elect or dismiss our Chairman and Chief Executive Officer, members of our Board of Directors and Auditor. Pursuant to the KDB Act, the Financial Services Commission has supervisory power and authority over matters relating to our general business including, but not limited to, capital adequacy and managerial soundness.

The Government supports our operations pursuant to Article 44 of the KDB Act. Article 44 provides that “the annual net losses of the Korea Development Bank shall be offset each year by the reserve, and if the reserve be insufficient, the deficit shall be replenished by the Government.” As a result of the KDB Act, the Government is generally responsible for our operations and is legally obligated to replenish any deficit that arises if our reserve, consisting of our surplus and capital surplus items, is insufficient to cover our annual net losses. In light of the above, if we had insufficient funds to make any payment under any of our obligations, including the debt securities and guarantees covered by this prospectus, the Government would take appropriate steps, such as by making a capital contribution, by allocating funds or by taking other action, to enable us to make such payment when due. The provisions of Article 44 do not, however, constitute a direct guarantee by the Government of our obligations under the debt securities or the guarantees, and the provisions of the KDB Act, including Article 44, may be amended at any time by action of the National Assembly. If the Government ceases to be our controlling shareholder as a result of our privatization, the Government’s financial support to us stipulated by Article 44 of the KDB Act is expected to cease to be provided.

In January 1998, the Government amended the KDB Act to:

•	subordinate our borrowings from the Government to other indebtedness incurred in our operations;

•

allow the Government to offset any deficit that arises if our reserve fails to cover our annual net losses by transferring Government-owned property, including securities held by the Government, to us; and

•	allow direct injections of capital by the Government without prior National Assembly approval.

The Government amended the KDB Act in May 1999 and the KDB Decree in March 2000, to allow the Financial Services Commission to supervise and regulate us in terms of capital adequacy and managerial soundness.

In March 2002, the Government amended the KDB Act to enable us, among other things, to:

•

obtain low-cost funds from The Bank of Korea and from the issuance of debt securities (in addition to already permitted Industrial Finance Bonds), which funds may be used for increased levels of lending to small and medium size enterprises;

•

broaden the scope of borrowers to which we may extend working capital loans to include companies in the manufacturing industry, enterprises which are “closely related” to enhancing the corporate competitiveness of the manufacturing industry and leading-edge high-tech companies; and

•	extend credits to mergers and acquisitions projects intended to facilitate corporate restructuring efforts.

In July 2005 and May 2009, the Government amended Article 43 of the KDB Act. The revised Article 43 provides that:

(1)	our annual net profit, after adequate allowances are made for depreciation in assets, shall be distributed as follows:

(i)	forty percent or more of the net profit shall be credited to reserve, until the reserve amounts equal the total amount of paid-in capital; and

(ii)	any net profit remaining following the apportionment required under subparagraph (i) above shall be distributed in accordance with the resolution of our Board of Directors and the approval of our shareholders;

(2)	accumulated amounts in reserve may be capitalized; and

(3)	any distributions made in accordance with paragraph (1)(ii) above may be in the form of cash dividends or dividends in kind, provided that any distributions of dividends in kind must be made in accordance with applicable provisions of the KDB Decree.

In February 2008, the Government further amended the KDB Act, primarily to transfer most of the Government’s supervisory authority over us from the Ministry of Strategy and Finance (formerly the Ministry of Finance and Economy) to the Financial Services Commission.

In May 2009, the Government amended the KDB Act to facilitate our privatization. The amendment provided for, among others:

•	the preparation for the transformation of us from a special statutory entity into a corporation, including the application of the Banking Act as applicable;

•	the expansion of our operation scope that enables us to engage in commercial banking activities, including retail banking;

•

the provision of government guarantees for our mid-to-long term foreign currency debt outstanding at the time of initial sale of the Government’s stake in KDBFG (subject to the National Assembly’s authorization of the Government guarantee amount) and possible guarantees for our foreign currency debt incurred for the refinancing of such mid-to-long term foreign currency debt with the government guarantee during the period when the Government owns more than 50% of our shares; and

•	the establishment of KDBFG and KoFC and application of the Financial Holding Company Act to KDBFG.

The revised KDB Act, which was filed as an exhibit to the registration statement of which this prospectus forms a part, became effective as of November 18, 2010.

In January 2012, the Government took three Government-owned financial institutions (including us) off the list of public institutions to grant them more autonomy in such areas as budgeting and human resources and to facilitate their privatization. Although the Government has previously announced plans to privatize us, the specific timing and procedure for our privatization have not yet been announced.

The Minister of Strategy and Finance of the Republic has, on behalf of the Republic, signed the registration statement of which this prospectus forms a part.

Capitalization

As of December 31, 2011, our authorized capital was (Won)15,000 billion and capitalization was as follows:

	December 31, 2011(1)
	(billions of won) (unaudited)
Long-term debt:
Won currency borrowings	(Won)	4,685.2
Industrial finance bonds		46,032.7
Foreign currency borrowings		4,966.8

Total long-term debt		55,684.7	(2)(3)

Capital:
Paid-in capital		9,251.9
Capital surplus		44.4
Retained earnings		7,796.2
Accumulated other comprehensive income		565.6

Total capital		17,658.0

Total capitalization	(Won)	73,342.7

(1)	Except as disclosed in this prospectus, there has been no material adverse change in our capitalization since December 31, 2011.

(2)	We have translated borrowings in foreign currencies into Won at the rate of (Won)1,153.3 to US$1.00, which was the market average exchange rate, as announced by the Seoul Monetary Brokerage Services Ltd., on December 31, 2011.
(3)	As of December 31, 2011, we had contingent liabilities totaling (Won)12,965.1 billion under outstanding guarantees issued on behalf of our clients.

Business

Purpose and Authority

Since our establishment, we have been the leading bank in the Republic in providing long-term financing for projects designed to assist the nation’s economic growth and development.

Under the KDB Act, the KDB Decree and our Articles of Incorporation, our primary purpose is to “furnish funds for the expansion of the national economy.” Since we serve the public policy objectives of the Government, we do not seek to maximize profits. We do, however, strive to maintain a level of profitability to strengthen our equity base and support growth in the volume of our business.

Under the KDB Act, we may:

•	carry out activities necessary to accomplish the expansion of the national economy, subject to the approval of the Financial Services Commission;

•	provide loans or discount notes;

•	subscribe to, underwrite or invest in securities;

•	guarantee or assume indebtedness;

•

raise funds by accepting demand deposits and time and savings deposits from the general public, issuing securities, borrowing from the Government, The Bank of Korea or other financial institutions, and borrowing from overseas;

•	execute foreign exchange transactions, including currency and interest swap transactions;

•	provide planning, management, research and other support services at the request of the Government, public bodies, financial institutions or enterprises; and

•	carry out other businesses incidental to the foregoing.

Government Support and Supervision

The Government owns indirectly all of our paid-in capital. On February 20, 2000, the Government contributed (Won)100 billion in cash to our capital. On December 29, 2000, we reduced our paid-in capital by (Won)959.8 billion to offset our expected net loss for the year. To compensate for the resulting deficit under the KDB Act, on June 20, 2001, the Government contributed (Won)3 trillion in the form of shares of common stock of KEPCO to our capital. On December 29, 2001, the Government contributed (Won)50 billion in cash to our capital. On August 13, 2003, the Government contributed (Won)80 billion in cash to our capital to support our existing fund for facilitating the Republic’s regional economies. On April 30, 2004, the Government contributed (Won)1 trillion in the form of shares of common stock of KEPCO and Korea Water Resources Corporation to our capital to support our lending to small-and medium-sized companies and to compensate for our contribution to LG Card Ltd. in the form of loans, cash injections and debt-for-equity swaps. On December 19, 2008, the Government contributed (Won)500 billion in the form of shares of common stock of Korea Expressway Corporation to our capital and, in January 2009, the Government contributed (Won)900 billion in cash to our capital, in each case to bolster our capital base in order to stabilize the Korean financial market by supporting small and medium-sized enterprises and providing increased liquidity to corporations. In October 2009, our paid-in capital decreased by (Won)400.0 billion in connection with the establishment by the Government of KDBFG and KoFC by spinning off a portion of our assets, liabilities and equity (including paid-in capital) as described under the heading “Overview” and “Selected Financial Statement Data” in this prospectus. In March 2010, the Government, through KDBFG, made a further capital contribution of (Won)10.0 billion in cash to our capital. Taking into account these capital contributions and reduction, as of December 31, 2011, our total paid-in capital was (Won)9,251.9 billion. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements of December 31, 2011 and 2010—Note 37.”

In addition to capital contributions, the Government directly supports our financing activities by:

•	lending us funds to on-lend;

•	allowing us to administer Government loans made from a range of special Government funds;

•	allowing us to administer some of The Bank of Korea’s surplus foreign exchange holdings; and

•	allowing us to receive credit from The Bank of Korea.

The Government also supports our operations pursuant to Articles 43 and 44 of the KDB Act. Article 43 provides that “40% or more of the annual net profit of the Korea Development Bank shall be transferred to reserve, until the reserve amounts equal the total amount of paid-in capital” and that accumulated amounts in reserve may be capitalized. Article 44 provides that “the net losses of the Korea Development Bank shall be offset each fiscal year by the reserve, and if the reserve be insufficient, the deficit shall be replenished by the Government.”

As a result of the KDB Act, the Government is generally responsible for our operations and is legally obligated to replenish any deficit that arises if our reserve, consisting of our surplus and capital surplus items, is insufficient to cover our annual net losses. In light of the above, if we had insufficient funds to make any payment under any of our obligations, including the debt securities and the guarantees covered by this prospectus, the Government would take appropriate steps, such as by making a capital contribution, by allocating funds or by taking other action, to enable us to make such payment when due. The provisions of Article 44 do not, however, constitute a direct guarantee by the Government of our obligations under the debt securities or the guarantees, and the provisions of the KDB Act, including Article 44, may be amended at any time by action of the National Assembly. If the Government ceases to be our controlling shareholder as a result of our privatization, the Government’s financial support to us stipulated by Article 44 of the KDB Act is expected to cease to be provided.

When the initial sale by the Government of its equity interest in KDBFG is made by May 2014 in accordance with the KDB Act, as amended in May 2009, the Government will guarantee the repayment of the principal of and interest on our mid-to-long term foreign currency debt outstanding as of the date of the initial sale of its equity interest in KDBFG, subject to the authorization by the National Assembly of the Government guarantee amount, pursuant to Article 18-2 of the KDB Act. In addition, under Article 18-2 of the KDB Act, the Government may directly or indirectly guarantee, within the limit and scope determined by the Government and subject to the authorization by the National Assembly, the repayment of the principal of and interest on our mid-to-long term foreign currency debt incurred during the period when the Government directly or indirectly owns more than 50% of KDBFG to refinance our foreign currency debt referred to in the preceding sentence, in the event that (i) the repayment of our outstanding foreign currency debt would be difficult unless the Government provides a guarantee, (ii) the terms and conditions of our newly incurred foreign currency debt would become notably unfavorable unless the Government provides a guarantee or (iii) any other circumstances equivalent to (i) or (ii) above exist, as determined by the Minister of Strategy and Finance.

The Government closely supervises our operations in the following ways:

•	the Government, through KDBFG, our sole shareholder, has the power to elect or dismiss our Chairman and Chief Executive Officer, members of our Board of Directors and Auditor;

•	within three months after the end of each fiscal year, we must submit our financial statements for the fiscal year to the Financial Services Commission;

•

the Financial Services Commission has broad authority to require reports from us on any matter and to examine our books, records and other documents. On the basis of the reports and examinations, the Financial Services Commission may issue any orders deemed necessary to enforce the KDB Act;

•	the Financial Services Commission must approve our operating manual, which sets out the guidelines for all principal operating matters;

•

the Financial Services Commission may supervise our operations to ensure managerial soundness based upon the KDB Decree and the Bank Supervisory Regulations of the Financial Services Commission and may issue orders deemed necessary for such supervision; and

•	we may amend our Articles of Incorporation only with the approval of the Financial Services Commission.

In addition, the conditions of the IMF aid package stated that domestic banks in the Republic, including us, should undergo external audits from internationally recognized accounting firms. Accordingly, we have had our annual financial statements for years commencing 1998 audited by an external auditor. See “—Financial Statements and the Auditors” and “Experts.”

Pursuant to our most recently approved program of operations, we expect to support the reform and restructuring of the Republic’s economic and industrial structure, including financing of promising small and medium sized enterprises, providing export finance and encouraging investments in infrastructure necessary to promote consumer demand and industrial reorganization.

Selected Financial Statement Data

You should read the following financial statement data together with the financial statements and notes included in this prospectus. Unless specified otherwise, the information provided below is stated on a separate basis in accordance with Korean IFRS.

Consolidated Financial Statement Data

The following tables present selected consolidated financial information as of and for the years ended December 31, 2010 and 2011, which has been derived from our consolidated K-IFRS financial statements as of and for the years ended December 31, 2010 and 2011.

	As of December 31,
	2010	2011
	(billions of won) (audited)
Balance Sheet Data
Total Loans(1)	75,218.9	83,668.9
Total Borrowings(2)	88,939.2	103,624.2
Total Assets	125,984.2	149,021.8
Total Liabilities	108,877.9	128,448.1
Shareholder’s Equity	17,106.3	20,573.7

(1)	Gross amount, which includes loans for facility development, loans for working capital, inter-bank loans, private loans, off-shore loan receivables, loans borrowed from overseas financial institutions, bills bought in foreign currencies, advance payments on acceptances and guarantees and other loans without adjusting for allowance for loan losses, present value discounts and deferred loan fees.

(2)	Total Borrowings include due to customers, financial liabilities designated at fair value through profit or loss (“FVTPL”), borrowings and debt issued.

	Year Ended December 31,
	2010	2011
	(billions of won) (audited)
Income Statement Data
Total Interest Income	4,854.3	5,036.8
Total Interest Expenses	2,939.0	3,136.7
Net Interest Income	1,915.3	1,900.1
Operating Income	1,472.2	1,642.8
Net Income	1,320.8	1,340.3

Separate Financial Statement Data

The following tables present selected separate financial information as of and for the years ended December 31, 2010 and 2011, which has been derived from our separate K-IFRS financial statements as of and for the years ended December 31, 2010 and 2011 included in this prospectus.

	As of December 31,
	2010	2011
	(billions of won) (audited)
Balance Sheet Data
Total Loans(1)	72,057.4	81,380.7
Total Borrowings(2)	85,994.4	99,253.5
Total Assets	113,949.9	127,874.4
Total Liabilities	97,216.9	110,216.4
Shareholder’s Equity	16,733.0	17,658.0

(1)	Gross amount, which includes loans for facility development, loans for working capital, inter-bank loans, private loans, off-shore loan receivables, loans borrowed from overseas financial institutions, bills bought in foreign currencies, advance payments on acceptances and guarantees and other loans without adjusting for allowance for loan losses, present value discounts and deferred loan fees.
(2)	Total Borrowings include due to customers, financial liabilities designated at FVTPL, borrowings and debt issued.

	Year Ended December 31,
	2010	2011
	(billions of won) (audited)
Income Statement Data
Total Interest Income	4,450.3	4,574.4
Total Interest Expenses	2,823.0	2,996.7
Net Interest Income	1,627.3	1,577.7
Operating Income	1,628.1	1,813.2
Net Income	1,072.7	1,412.4

2011

We had net income of (Won)1,412.4 billion in 2011 compared to net income of (Won)1,072.7 billion in 2010, on a separate K-IFRS basis.

Principal factors for the increase in net income in 2011 compared to 2010 included:

•	a decrease in credit loss expense to (Won)208.1 billion in 2011 from (Won)966.0 billion in 2010, primarily due to a decrease in non-performing loans;

•

an increase in net gain from foreign currency transactions and derivative financial instruments to (Won)502.6 billion in 2011 from (Won)143.4 billion in 2010, primarily due to a valuation gain on Kumho Petrochemical convertible bonds; commencing in 2011, embedded derivative instruments (such as conversion rights) were treated as separate derivatives and recorded at fair value under Korean IFRS;

•

a decrease in impairment losses on investments in subsidiaries and associates to (Won)3.9 billion in 2011 from (Won)115.1 billion in 2010; the (Won)115.1 billion of impairment losses on investments in subsidiaries and associates in 2010 reflected principally the impairment loss on investments in Banco KDB do Brasil S.A. (our Brazilian subsidiary); and

•	an increase in net fee and commission income to (Won)541.7 billion in 2011 from (Won)492.8 billion in 2010, primarily due to an increase in advisory and arrangement commissions.

The above factors were partially offset by a decrease in net gain from financial assets available-for-sale to (Won)16.2 billion in 2011 from (Won)1,045.7 billion in 2010, primarily due to a decrease in sales of available-for-sale securities.

Provisions for Possible Loan Losses and Loans in Arrears

We establish provisions for possible losses from problem loans, including guarantees and other extensions of credit, based on the length of the delinquent periods and the nature of the loans, including guarantees and other extensions of credit. As of December 31, 2011, we established provisions of (Won)865.3 billion for possible loan losses, 24.5% lower than the provisions as of December 31, 2010 of (Won)1,145.4 billion. The provisions for possible loan losses under Korean IFRS are recorded for those loans for which objective evidence of impairment exists as a result of one or more events that occurred after initial recognition and, if our provision for possible loan losses is deemed insufficient for regulatory purposes, we compensate for the difference by recording a regulatory reserve for possible loan losses, which will be deducted from retained earnings. See Notes 37, 48 and 50 of the notes to our separate financial statements included in this prospectus.

Certain of our customers have restructured loans with their creditor banks. As of December 31, 2011, we have provided loans of (Won)4,516.6 billion for companies under workout, court receivership, court mediation and other restructuring procedures. In addition, as of such date, we held equity securities of such companies in the amount of (Won)1,282.8 billion following debt-equity swaps. As of December 31, 2011, we had established provisions of (Won)533.1 billion for possible loan losses. We cannot assure you that actual results of the credit loss from the loans to these customers will not exceed the provisions reserved.

The following table provides information on our loan loss provisions.

		As of December 31, 2010(1)				As of December 31, 2011(1)
		Loan Amount		Loan Loss Provisions		Loan Amount		Loan Loss Provisions
		(in billions of won, except percentages)
Loan Classification	Normal(2)	(Won)	67,883.6	(Won)	271.7	(Won)	77,874.8	(Won)	229.3
	Precautionary		2,505.7		260.8		2,054.5		153.0
	Substandard		1,389.2		435.4		1,301.4		395.7
	Doubtful		49.7		34.9		10.1		6.3
	Expected Loss		229.2		142.6		139.9		81.0

	Total	(Won)	72,057.4	(Won)	1,145.4	(Won)	81,380.7	(Won)	865.3

Loans impaired(3)			2,057.0		612.4		1,527.4		556.6
Loans not impaired			70,000.4		533.0		79,853.3		308.7

	Total	(Won)	72,057.4	(Won)	1,145.4	(Won)	81,380.7	(Won)	865.3

(1)	These figures include loans for facility development, loans for working capital, inter-bank loans, private loans, off-shore loan receivables, loans borrowed from overseas financial institutions, bills bought in foreign currencies, advance payments on acceptances and guarantees and other loans.
(2)	Includes loans guaranteed by the Government. Under Korean IFRS, we establish loan loss provisions for all loans including loans guaranteed by the Government.
(3)	Classified as substandard or below. See note 2 of the notes to our separate financial statements for a summary of significant accounting policies with respect to impairment of loans.

As of December 31, 2011, our delinquent loans totaled (Won)1,451.4 billion, representing 1.8% of our outstanding loans as of such date. Delinquent loans are defined as loans that are classified as substandard or below. On December 31, 2011, our legal reserve was (Won)483.0 billion, representing 55.8% of our outstanding loans as of such date.

Loans to Financially Troubled Companies

We have credit exposure (including loans, guarantees and equity investments) to a number of financially troubled Korean companies including Kumho Tire Co., Inc., Daehan Shipbuilding Co., Ltd., Kumho Industrial, Daewoo Motor Sales and Hanil Engineering & Construction Co., Ltd. As of December 31, 2011, our credit extended to these companies totaled (Won)2,159.1 billion, accounting for 1.7% of our total assets as of such date.

As of December 31, 2011, our exposure (including loans classified as substandard or below and equity investment classified as estimated loss or below) to Kumho Tires increased to (Won)1,088.2 billion from (Won)1,082.4 billion as of December 31, 2010, primarily due to extension of additional loans. As of December 31, 2011, our exposure to Daehan Shipbuilding was (Won)369.6 billion, a decrease from (Won)586.9 billion as of December 31, 2010, primarily due to repayment of debt. As of December 31, 2011, our exposure to Kumho Industrial decreased to (Won)289.2 billion from (Won)353.1 billion as of December 31, 2010, primarily due to repayment of debt. As of December 31, 2011, our exposure to Daewoo Motor Sales decreased to (Won)222.4 billion from (Won)351.7 billion as of December 31, 2010, primarily due to Daewoo Motor Sales’ split-off into three entities upon the consummation of its reorganization. As of December 31, 2011, our exposure to Hanil Engineering & Construction decreased to (Won)189.7 billion from (Won)192.2 billion as of December 31, 2010, primarily due to a decrease in the Won value of loans denominated in certain foreign currencies as a result of the appreciation of the Won against those foreign currencies.

As of December 31, 2011, we established provisions of (Won)60.4 billion for our exposure to Kumho Tires, (Won)13.2 billion for Daehan Shipbuilding, (Won)12.3 billion for Kumho Industrial, (Won)88.1 billion for Daewoo Motor Sales and (Won)2.1 billion for Hanil Engineering & Construction.

In January 2010, Kumho Tires Co., Inc. and Kumho Industrial Co., Ltd. agreed with their creditors, including us, to begin an out-of-court debt restructuring program under the Corporate Restructuring Promotion Act. In March and May 2010, the creditors of these companies agreed on work-out plans, which included debt-to-equity swaps and extensions of additional credit. In connection with these work-out plans, we provided emergency loans of (Won)100.0 billion and (Won)280.0 billion to Kumho Tires and Kumho Industrial, respectively. We and other creditors of Kumho Tires and Kumho Industrial decided to freeze the repayment of both companies’ debt until December 31, 2014. In addition, we and other creditors of Kumho Petrochemical Co., Ltd. and Asiana Airlines decided to freeze the repayment of both companies’ debt until December 31, 2011, which was later extended to December 31, 2012. These four companies are members of Kumho Asiana Group, which has been undergoing financial difficulties resulting from its heavily leveraged purchase of Daewoo Engineering & Construction Co., Ltd. (“Daewoo E&C”) in 2006. We, a main creditor of Kumho Asiana Group, has acquired 50.75% of Daewoo E&C by participating in a (Won)1,000.0 billion rights issue in December 2010 and by acquiring (Won)2,178.5 billion of additional equity shares through our private equity arm in January 2011. In addition, in December 2011, we converted convertible bonds of Kumho Petrochemical Co., Ltd. into 14.1% of equity shares.

As of December 31, 2011, our exposure to Kumho Tires, Kumho Industrial, Kumho Petrochemical and Asiana Airlines was (Won)1,088.2 billion, (Won)289.2 billion, (Won)1,630.4 billion and (Won)785.6 billion, respectively. As of December 31, 2011, we established provisions of (Won)60.4 billion, (Won)12.3 billion, (Won)7.4 billion and (Won)5.0 billion for our exposure to Kumho Tires, Kumho Industrial, Kumho Petrochemical and Asiana Airlines, respectively.

In 2011, we sold non-performing loans of (Won)625.1 billion to the Korea Asset Management Corporation, or KAMCO.

Operations

Loan Operations

We mainly provide equipment capital loans and working capital loans to private Korean enterprises that undertake major industrial projects. The loans generally cover over 50%, and in some cases as much as 100%, of the total project cost. Equipment capital loans include loans to major industries for development of high technology and for acquisition, improvement or repair of machinery and equipment. We disburse loan proceeds in installments to ensure that the borrower uses the loan for its intended purpose.

Before approving a loan, we consider:

•	the economic benefits of the project to the Republic;

•	the extent to which the project serves priorities established by the Government’s industrial policy;

•	the project’s operational feasibility;

•	the loan’s and the project’s profitability; and

•	the quality of the borrower’s management.

We charge, on average, interest of 2.47% over our prime rate, although we provide a discount between 0.2% and 0.8% to small- and medium-sized companies. We adjust the prime rate monthly. The spread depends on the purpose of the loan, maturity date and the borrower’s credit ratings. Certain loans bear interest at below market rates. Equipment capital loans generally have original maturities of three to five years, although we occasionally make equipment capital loans with longer maturities. Working capital loans usually mature within two years.

We generally obtain collateral valued in excess of the original loan from large companies and up to the value of the loan from small- and medium-sized companies. Depending on the type of borrower and loan, the collateral may be equipment purchased with the loan proceeds, industrial plants, real estate and marketable securities. We appraise the value of our collateral at least once a year.

The following table sets out, by currency and category of loan, our total outstanding loans:

Loans(1)

	December 31,
	2010		2011
	(billions of won)
Equipment Capital Loans:
Domestic Currency	(Won)	24,333.0	(Won)	28,189.4
Foreign Currency(2)		9,511.4		9,015.7

		33,844.4		37,205.1
Working Capital Loans:
Domestic Currency(3)		13,632.0		18,154.8
Foreign Currency(2)		2,817.4		3,965.4

		16,449.4		22,120.2
Other Loans(4)		21,763.6		22,055.4

Total Loans	(Won)	72,057.4	(Won)	81,380.7

(1)	Includes loans extended to affiliates.
(2)	Includes loans disbursed and repayable in Won, the amounts of which are based upon an equivalent amount of foreign currency. This type of loan totaled (Won)9,593.7 billion as of December 31, 2010 and (Won)9,349.3 billion as of December 31, 2011. See “—Operations—Loan Operations—Loans by Categories—Local Currency Loans Denominated in Foreign Currencies.”
(3)	Includes loans on households.
(4)	Includes inter-bank loans, private loans, off-shore loan receivables, loans borrowed from overseas financial institutions, bills bought in foreign currencies, advance payments on acceptances and guarantees and other loans.

As of December 31, 2011, we had (Won)81,380.7 billion in outstanding loans, representing a 12.9% increase from December 31, 2010.

Maturities of Outstanding Loans

The following table categorizes our outstanding equipment capital and working capital loans by their remaining maturities:

Outstanding Equipment Capital and Working Capital Loans by Remaining Maturities(1)

	December 31,				As % of December 31, 2011 Total
	2010		2011
	(billions of won, except percentages)
Loans with Remaining Maturities of One Year or Less	(Won)	19,724.8	(Won)	25,769.2	43.4%
Loans with Remaining Maturities of More Than One Year		30,569.1		33,556.2	56.6%

Total	(Won)	50,293.8	(Won)	59,325.4	100.0%

(1)	Includes loans extended to affiliates.

Loans by Industrial Sector

The following table sets out the total amount of our outstanding equipment capital and working capital loans, categorized by industry sector:

Outstanding Equipment Capital and Working Capital Loans by Industry Sector(1)

	December 31,				As % of December 31, 2011 Total
	2010		2011
	(billions of won, except percentages)
Manufacturing	(Won)	30,931.4	(Won)	35,258.3	59.4%
Banking and Insurance		3,206.8		5,811.8	9.8%
Transportation and Communication		5,475.4		5,217.7	8.8%
Public Administration		739.6		593.7	1.0%
Electric, Gas and Water Supply Industry		1,736.6		1,779.2	3.0%
Others		8,203.9		10,664.6	18.0%

Total	(Won)	50,293.8	(Won)	59,325.4	100.0%

Percentage increase (decrease) from previous period		N/A		18.0%

(1)	Includes loans extended to affiliates.

The manufacturing sector accounted for 59.4% of our outstanding equipment capital and working capital loans as of December 31, 2011. As of December 31, 2011, loans to the electronics manufacturing businesses and chemical product manufacturing businesses accounted for 14.9% and 14.3%, respectively, of our outstanding equipment capital and working capital loans to the manufacturing sector.

LG Electronics Inc. was our single largest borrower as of December 31, 2011, accounting for 1.8% of our outstanding equipment capital and working capital loans. As of December 31, 2011, our five largest borrowers and 20 largest borrowers accounted for 7.4% and 18.4%, respectively, of our outstanding equipment capital and working capital loans. The following table breaks down the equipment capital and working capital loans to our 20 largest borrowers outstanding as of December 31, 2011 by industry sector:

20 Largest Borrowers by Industry Sector

As % of December 31, 2011 Total Outstanding Equipment Capital and Working Capital Loans
Manufacturing	65.9%
Banking and Insurance	13.6%
Transportation and Communication	12.1%
Public Administration	4.5%
Others	3.9%

Total	100.0%

The following table categorizes the new loans made by us by industry sector:

New Loans by Industry Sector

	Year Ended December 31,				As % of Year Ended December 31, 2011 Total
	2010		2011
	(billions of won, except percentages)
Manufacturing	(Won)	13,467.6	(Won)	15,965.8	58.5%
Banking and Insurance		2,062.4		3,613.7	13.2%
Transportation and Communication		1,569.7		1,539.3	5.6%
Electric, Gas and Water Supply Industry		320.7		361.0	1.3%
Others		3,724.8		5,821.1	21.3%

Total	(Won)	21,145.1	(Won)	27,300.9	100.0%

Percentage increase (decrease) from previous period		N/A		29.1%

Loans by Categories

In addition to dividing our loans into equipment capital and working capital loans, we classify loans into several groupings, the most important being:

•	industrial fund loans;

•	foreign currency loans;

•	local currency loans denominated in foreign currencies;

•	offshore loans in foreign countries; and

•	government fund loans.

See “—Financial Statements and the Auditors—Notes to Separate Financial Statements of December 31, 2011 and 2010—Note 22” for more information on the types of credit extended by us and the amounts of each type outstanding as of December 31, 2011.

The following table sets out equipment capital and working capital loans by categories as of December 31, 2011:

	Equipment Capital Loans(1)			Working Capital Loans(1)
	December 31, 2011%			December 31, 2011%
	(billions of won, except percentages)
Industrial fund loans	(Won)	24,418.6	65.6%	(Won)	16,370.2	75.1%
Foreign currency loans		7,972.2	21.4%		1,376.2	6.3%
Offshore loans in foreign currencies		1,043.5	2.8%		2,588.3	11.9%
Government fund loans		696.6	1.9%		—	—
Overdraft		—	—		316.2	1.5%
Others		3,074.2	8.3%		1,145.6	5.3%

Total	(Won)	37,205.1	100.0%	(Won)	21,796.5	100.0%

(1)	Excludes loans on households and loans extended to affiliates.

Industrial Fund Loans. Industrial fund loans are equipment capital and working capital loans denominated in Won to borrowers in major industries to finance equipment and facilities.

We currently make equipment capital industrial fund loans at floating or fixed rates for terms of up to 10 years and for up to 100% of the equipment cost being financed. We make working capital industrial fund loans at floating or fixed rates and in amounts constituting up to 40% of the borrower’s estimated annual sales.

Foreign Currency Loans. We extend loans denominated in U.S. dollars, Japanese yen or other foreign currencies principally to finance the purchase of industrial equipment from abroad or the implementation of overseas industrial development projects by Korean companies. We make these loans at floating interest rates with original maturities, in the case of equipment capital foreign currency loans, of up to 10 years and, in the case of working capital foreign currency loans, of up to three years.

Local Currency Loans Denominated in Foreign Currencies. We make local currency loans denominated in foreign currencies for the same purposes, and to the same borrowers, as foreign currency loans. Although we denominate the loans in foreign currency, the borrower receives and repays the loans in Won based on foreign exchange rates at the time of receipt and repayment. We currently make loans of this type at floating interest rates, with original maturities, in the case of equipment capital loans, of up to 10 years and, in the case of working capital loans, of up to three years.

Offshore Loans in Foreign Currencies. We extend offshore loans in foreign currencies to finance:

•	the purchase of industrial equipment and the implementation of overseas industrial projects by overseas subsidiaries and branches of Korean companies; and

•	the overseas industrial development projects of foreign government entities, international organizations and foreign companies.

We make these loans at floating interest rates with original maturities, in the form of equipment capital foreign currency loans, of up to 10 years and, working capital foreign currency loans, of up to three years.

Government Fund Loans. We make government fund loans primarily to finance:

•	water supply and drainage facilities;

•	the Seoul subway system;

•	freight terminal facilities;

•	hospitals; and

•	other facilities.

Government fund loans that are equipment capital loans require approval by the appropriate Government ministry. We currently make government fund loans in Won at floating interest rates with original maturities of 10 to 20 years.

Other Loans. We also make special purpose fund loans for particular industries or projects using funds lent to us by the Government and foreign financial institutions. The Government funds that finance these loans include, among others:

•	the Tourism Promotion Fund (hotel and resort projects);

•	the Rational Use of Energy Fund (energy conservation projects and collective energy supply projects); and

•	the Small- and Medium-sized Enterprises Promotion Fund (small- and medium-sized enterprises).

For further information relating to such loans, see “—Sources of Funds” and “—Financial Statements and the Auditors—Notes to Separate Financial Statements of December 31, 2011 and 2010—Note 22.”

Guarantee Operations

We extend guarantees to our clients to facilitate their other borrowings and to finance major industrial projects. We guarantee Won-denominated corporate debentures, local currency loans, and other Won liabilities and foreign currency loans from domestic and overseas Korean financial institutions and from foreign institutions. The KDB Act and our Articles of Incorporation limit the aggregate amount of our industrial finance bond obligations and guarantee obligations. See “—Sources of Funds.”

We generally obtain collateral valued in excess of the original guarantee. We appraise the value of our collateral at least once a year. Depending on the borrower, the collateral may be industrial plants, real estate and/or marketable securities.

The following table shows our outstanding guarantees:

Guarantees Outstanding

	As of December 31,
	2010		2011
	(billions of won)
Acceptances	(Won)	1,015.5	(Won)	845.4
Guarantees on local borrowing		868.5		890.9
Guarantees on foreign borrowing		11,029.9		11,189.6
Letter of guarantee for importers		39.4		39.1

Total	(Won)	12,953.3	(Won)	12,965.1

On November 13, 2002, we entered into a guarantee agreement with KEPCO with respect to certain of KEPCO’s debt securities in connection with KEPCO’s restructuring and privatization. Pursuant to the guarantee agreement, we issued in February 2003 our guarantee to holders of KEPCO’s Yankee and Global debt securities with final maturities ranging from 2003 to 2096 (although our guarantee obligations only run through 2016) in an aggregate principal amount of approximately (Won)3.3 trillion, based on exchange rates prevailing on the guarantee issuance date, February 25, 2003. The guarantees described above constitute full, irrevocable and unconditional guarantees, on an unsecured and unsubordinated basis, in respect of the principal, interest and other payments due with respect to those debt obligations. KEPCO paid and will continue to pay us an annual guarantee fee of 0.05% of (i) the aggregate outstanding principal amount of all issues of debt securities that will be covered by the benefit of our guarantee and (ii) the sum of all interest payments due on such debt securities from the date of calculation until the earlier of their maturity or their stated redemption date.

KoFC, which indirectly owns 90.3% of our paid-in capital, currently owns approximately 29.9% of the outstanding shares of common stock of KEPCO, and the Government, which indirectly owns all of our paid-in capital, owns an additional 21.2% of such shares of KEPCO.

Investments

We invest in a range of Korean private and Government-owned enterprises but we will not take a controlling interest in a company unless the Government specifically instructs us to do so. Although generally a long-term investor, we sell investments from time to time. In recent years, sales resulted principally from the Government’s privatization program, and we expect to continue such sales in the future. The Government plans to sell its direct or indirect interest in certain private sector companies acquired during previous restructuring programs, including Daewoo Electronics Corp. and Daewoo Shipbuilding & Marine Engineering Co. Ltd. In accordance with such plan, we expect to sell our equity holdings in certain private sector companies if favorable opportunities for sale arise. Our equity investments increased to (Won)8,448.1 billion as of December 31, 2011 from (Won)7,061.9 billion as of December 31, 2010, primarily as a result of valuation gains on our investments resulting from market price appreciation, as well as our conversion of convertible bonds of Kumho Petrochemical Co., Ltd. into its equity shares.

The KDB Act and our Articles of Incorporation provide that the cost basis of our total equity investments may not exceed twice the sum of our paid-in capital and our reserve from profit. In addition, pursuant to the KDB Decree, we may not acquire equity securities of a single company in excess of 15% of its entire voting shares. The 15% limit, however, does not apply to certain investments, including those in Government-controlled companies financed by capital contributions from the Government. As of December 31, 2011, the cost basis of our equity investments subject to restriction under the KDB Act and our Articles of Incorporation totaled (Won)8,448.1 billion, equal to 29.5% of our equity investment ceiling. For a discussion of Korean accounting principles relating to our equity investments, see “—Financial Statements and the Auditors.”

The following table sets out our equity investments by industry sector on a book value basis as of December 31, 2011:

Equity Investments

	Book Value as of December 31, 2011
	(billions of won)
Electric, Gas and Water Supply Industry	(Won)	94.5
Construction		43.4
Banking and Insurance		4,730.3
Real Estate Business		126.5
Manufacturing		1,434.2
Transportation and Communication		1,854.9
Others		164.3

Total	(Won)	8,448.1

As of December 31, 2011, we held total equity investments, on a book value basis, of (Won)2,228.7 billion in two of our five largest borrowers and (Won)4,054.1 billion in five of our 20 largest borrowers. We have not established a policy addressing loans to enterprises in which we hold equity interests or equity interests in enterprises to which we have extended loans.

When possible, we use the prevailing market price of a security to determine the value of our interest. However, if no readily ascertainable market value exists for our holdings, we record these investments at the cost of acquisition. With respect to our equity interests in enterprises in which we hold more than 15% of interest, we value these investments annually, with certain exceptions, on a net asset value basis when the investee company releases its financial statements. As of December 31, 2011, the aggregate value of our equity investments accounted for approximately 110% of their aggregate cost basis.

As part of our investment activities, we underwrite straight and convertible bond issuances in Won for domestic corporations. We also invest in municipal bonds, extending funds to municipalities at subsidized interest rates, mostly to finance water supply and drainage infrastructure projects.

Other Activities

We engage in a range of industrial development activities in addition to providing loans and guarantees, including:

•	conducting economic and industrial research;

•	performing engineering surveys;

•	providing business analyses and managerial assistance; and

•	offering trust services.

As of December 31, 2011, we held in trust cash and other assets totaling (Won)21,396.6 billion, and we generated in 2011 trust fee income equaling (Won)311.3 billion. As of December 31, 2010, we held in trust cash and other assets totaling (Won)19,463.7 billion, and we generated in 2010 trust fee income equaling (Won)231.5 billion. Pursuant to Korean law, we segregate trust assets from our other assets; trust assets are not available to satisfy claims of our depositors or other creditors. Accordingly, we account for our trust accounts separately from our banking accounts. However, if our trust operations fail to preserve the principal of our clients’ trust assets, we are responsible for covering the deficit either from previously established provisions in our trust accounts or by a transfer from our banking accounts. In 2010 and 2011, we did not transfer any funds from our banking accounts to cover deficits in our trust accounts. Surplus funds generated by the trust assets may be deposited into the clients’ accounts and earn interest. We reflect trust fees earned by us on our trust account management services as other operating revenues in the income statement of the banking accounts.

Sources of Funds

In addition to our capital and reserves, we obtain funds primarily from:

•	borrowings from the Government;

•	issuances of bonds in the domestic and international capital markets;

•	borrowings from international financial institutions or foreign banks; and

•	deposits.

All of our borrowings are unsecured.

Borrowings from the Government

We borrow from the Government’s general purpose funds and its special purpose funds. General purpose loans generally are in Won and have fixed interest rates and maturities ranging from five to 20 years. We incur special purpose loans, principally from the Tourism Promotion Fund, the Rational Use of Energy Fund and the Small- and Medium-sized Enterprises Promotion Fund, in connection with specific projects we finance. The Government links the interest rate and maturity of each special purpose borrowing to the terms of the financing we provide for the specific project.

The following table sets out our Government borrowings as of December 31, 2011:

Type of Funds Borrowed	As of December 31, 2011
	(billions of won)
General Purpose	(Won)	715.6
Special Purpose		4,510.5

Total	(Won)	5,226.1

Domestic and International Capital Markets

We issue industrial finance bonds both in Korea and abroad, some of which the Government directly guarantees. We generally issue domestic bonds at fixed interest rates with original maturities of one to ten years.

The following table sets out the outstanding balance of our industrial finance bonds as of December 31, 2011:

Outstanding Balance	As of December 31, 2011
	(billions of won)
Denominated in Won	(Won)	29,275.3
Denominated in Other Currencies		18,235.3

Total	(Won)	47,510.6

The KDB Act provides that the aggregate outstanding principal amount of our industrial finance bonds, other than those directly guaranteed or purchased by the Government, plus the aggregate outstanding amount of our on-balance sheet and off-balance sheet guarantee obligations, other than those excepted by statute, may not exceed 30 times the sum of our paid-in capital and our reserve from profit. As of December 31, 2011, the aggregate amount of our industrial finance bonds and guarantee obligations (including guarantee obligations relating to loans that had not been borrowed as of December 31, 2011) was (Won)67,472.7 billion, equal to 15.7% of our authorized amount under the KDB Act, which was (Won)429,847.6 billion.

Foreign Currency Borrowings

We borrow money from institutions, principally syndicates of commercial banks, outside the Republic in foreign currencies. We frequently enter into related interest rate and currency swap transactions. The loans generally have original maturities of one to five years. As of December 31, 2011, the outstanding amount of our foreign currency borrowings was US$12.0 billion.

Our long term and short term foreign currency borrowings increased to (Won)13,895.9 billion as of December 31, 2011 from (Won)11,573.9 billion as of December 31, 2010.

Deposits

We take demand deposits and time and savings deposits from the general public. Time and savings deposits generally have maturities shorter than three years and bear interest at fixed rates. As of December 31, 2011, demand deposits held by us totaled (Won)1,016.9 billion and time and savings deposits held by us totaled (Won)24,035.6 billion.

Debt

Debt Repayment Schedule

The following table sets out our principal repayment schedule as of December 31, 2011:

Debt Principal Repayment Schedule(1)

	Maturing on or before December 31,
Currency(2)(3)	2012		2013		2014		2015		Thereafter
	(billions of won)
Won	(Won)	12,419	(Won)	9,409	(Won)	6,375	(Won)	1,478	(Won)	4,547
Foreign		17,329		4,386		4,459		937		3,956

Total Won Equivalent	(Won)	29,748	(Won)	13,795	(Won)	10,834	(Won)	2,415	(Won)	8,503

(1)	Excludes bonds sold under repurchase agreements and call money.

(2)	Borrowings in foreign currencies have been translated into Won at the market average exchange rates on December 31, 2011, as announced by the Seoul Money Brokerage Services Ltd.
(2)	We categorize debt with respect to which we have entered into currency swap agreements by our repayment currency under such agreements.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of KDB:

Direct Internal Debt of KDB

	(billions of Won)
2010	(Won)	36,802.2
2011		39,185.4

The following table summarizes, as of December 31 of the years indicated, the outstanding direct external debt of KDB:

Direct External Debt of KDB

	(billions of Won)
2010	(Won)	26,476.2
2011		31,107.9

The following table sets out, by currency and the equivalent amount in U.S. Dollars, the outstanding external bonds of KDB as of December 31, 2011:

External Bonds of KDB

	Amount in Original Currency		Equivalent Amount in U.S. Dollars(1)
	(millions)
US$	US$	9,821.2	US$	9,821.2
Japanese yen (¥)		¥238,100.0		3,066.1
Euro (EUR)	EUR	310.0		401.6
Singapore dollar (SGD)	SGD	601.0		461.9
Hong Kong dollar (HKD)	HKD	4,049.0		521.0
Chinese offshore renminbi (CNH)	CNH	121.0		19.1
Indian rupee (INR)	INR	5,624.7		106.1
Norwegian krone (NOK)	NOK	287.0		47.8
Swiss franc (CHF)	CHF	550.0		584.6
Brazilian real (BRL)	BRL	101.3		54.3
Australian dollar (AUD)	AUD	182.0		184.5
Thai Baht (THB)	THB	6,000.0		189.0
Total			US$	15,457.2

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the exchange rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2011.

For further information on the outstanding indebtedness of KDB, see “—Tables and Supplementary Information.”

Debt Record

We have never defaulted in the payment of principal or interest on any of our obligations.

Overseas Operations

We operate overseas subsidiaries in Hong Kong, Dublin, Budapest, Sao Paulo and Tashkent. The subsidiaries engage in a variety of banking and merchant banking services, including:

•	managing and underwriting new securities issues;

•	syndicating medium and long-term loans;

•	trading securities;

•	trading in the money market; and

•	providing investment management and advisory services.

We currently maintain branches in Tokyo, Shanghai, Singapore, New York, London, Beijing and Guangzhou and three overseas representative offices in Frankfurt, Shenyang and Ho Chi Minh City.

Property

Our head office is located at 16-3 Youido-dong, Youngdeungpo-gu, Seoul, Korea, a 35,996 square meter building completed in July 2001 and owned by us. In addition to the head office, we maintain 65 branches in major cities throughout the Republic, including 24 in Seoul. We generally own our domestic office space and lease our overseas offices under long-term leases.

In April 2012, we entered into a discussion with HSBC Holdings PLC, which has 11 branches in Korea, concerning a possible acquisition of its retail banking and wealth management business in Korea. The discussion is ongoing and may or may not lead to a transaction.

Directors and Management; Employees

Our Board of Directors has ultimate responsibility for management of our affairs. Under the KDB Act and our Articles of Incorporation, our Board of Directors is to consist of not more than nine directors, including our Chief Executive Officer and Chairman of the Board of Directors. Under the KDB Act, as amended in May 2009, we elect our directors, including our Chief Executive Officer and Chairman of the Board of Directors, at a general meeting of shareholders. Our executive directors serve for three-year terms and our independent non-executive directors serve for one-year terms, and they may be re-appointed. Currently, the members of our Board of Directors are:

Position	Name	Expiration of Term
Chief Executive Officer and Chairman of the Board of Directors:	Man Soo Kang	March 10, 2014

Executive Directors:	Young Kee Kim	May 5, 2012

	HanChul Kim	February 3, 2013

	DaiWoo Han	January 17, 2015

Independent Non-executive Directors	ChonPyo Lee JeanGon Cheong	January 6, 2013 November 25, 2012

As of December 31, 2011, we employed 2,702 persons with 1,785 located in our Seoul head office.

Tables and Supplementary Information

A. External Debt of KDB

(1) External Bonds of KDB

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2011
USD	450,000,000	5.5	November 13, 2002	November 13, 2012		450,000,000
USD	150,000,000	5.5	January 30, 2003	November 13, 2012		150,000,000
USD	750,000,000	5.75	September 10, 2003	September 10, 2013		750,000,000
USD	500,000,000	3M USD Libor + 0.28	November 22, 2005	November 22, 2012		500,000,000
USD	1,000,000,000	5.3	January 17, 2008	January 17, 2013		1,000,000,000
USD	1,700,000,000	8	January 23, 2009	January 23, 2014		1,700,000,000
USD	19,000,000	5.7	May 12, 2009	April 9, 2012		19,000,000
USD	15,000,000	5.46	May 15, 2009	April 9, 2012		15,000,000
USD	550,000,000	4.375	February 10, 2010	August 10, 2015		550,000,000
USD	20,000,000	2.120	July 2, 2010	July 2, 2012		20,000,000
USD	450,000,000	3.250	September 9, 2010	March 9, 2016		450,000,000
USD	250,000,000	3.250	September 9, 2010	March 9, 2016		250,000,000
USD	50,000,000	3M USD Libor + 1.15	October 28, 2010	October 28, 2013		50,000,000
USD	300,000,000	6M USD Libor + 0.35	October 4, 2007	October 4, 2012		300,000,000
USD	300,000,000	8	January 23, 2009	January 23, 2014		300,000,000
USD	200,000,000	5.75	May 13, 2009	May 13, 2012		200,000,000
USD	50,000,000	3M USD Libor + 4.3	May 13, 2009	May 13, 2016		50,000,000
USD	20,000,000	3M USD Libor + 0.78	January 27, 2010	July 27, 2012		20,000,000
USD	200,000,000	4.375	February 10, 2010	August 10, 2015		200,000,000
USD	200,000,000	3.250	September 9, 2010	March 9, 2016		200,000,000
USD	750,000,000	4.000	March 9, 2011	September 9, 2016		750,000,000
USD	50,000,000	3M USD Libor + 0.75	April 18, 2011	April 18, 2018		50,000,000
USD	87,300,000	3M USD Libor + 0.69	June 14, 2011	June 14, 2012		87,300,000
USD	75,000,000	1.170	August 23, 2011	August 23, 2012		75,000,000
USD	20,000,000	2.000	October 31, 2011	October 31, 2012		20,000,000
USD	700,000,000	3.875	November 4, 2011	May 4, 2017		700,000,000
USD	300,000,000	3.875	November 4, 2011	May 4, 2017		300,000,000
USD	100,000,000	6M USD Libor + 0.79	January 31, 2011	January 31, 2012		100,000,000
USD	15,000,000	3M USD Libor + 0.80	January 31, 2011	January 31, 2012		15,000,000
USD	50,000,000	3M USD Libor + 1.02	February 17, 2011	February 17, 2013		50,000,000
USD	40,000,000	3M USD Libor + 0.80	March 21, 2011	March 21, 2012		40,000,000
USD	50,000,000	1.280	March 29, 2011	March 28, 2012		50,000,000
USD	50,000,000	1.300	April 4, 2011	April 3, 2012		50,000,000
USD	30,000,000	3M USD Libor + 0.83	April 4, 2011	April 4, 2012		30,000,000
USD	37,700,000	3M USD Libor + 0.70	May 13, 2011	May 13, 2012		37,700,000
USD	45,200,000	3M USD Libor + 0.70	May 18, 2011	May 18, 2012		45,200,000
USD	20,000,000	3M USD Libor + 1.00	June 2, 2011	June 2, 2014		20,000,000
USD	20,000,000	1.070	June 1, 2011	June 7, 2012		20,000,000
USD	30,000,000	1.075	June 3, 2011	June 22, 2012		30,000,000
USD	27,000,000	1.030	June 15, 2011	June 22, 2012		27,000,000
USD	20,000,000	1.460	September 6, 2011	September 6, 2012		20,000,000
USD	50,000,000	3M USD Libor + 1.00	September 7, 2011	September 7, 2012		50,000,000
USD	10,000,000	1.460	September 9, 2011	September 10, 2012		10,000,000
USD	20,000,000	1.5625	September 21, 2011	September 21, 2012		20,000,000
USD	50,000,000	3M USD Libor + 1.95	October 31, 2011	October 31, 2012		50,000,000

		Subtotal in Original Currency			USD	9,821,200,000

		Subtotal in Equivalent Amount of Won(1)			(Won)	11,326,789,960,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2011
INR	2,300,000,000	6.500	January 24, 2012	January 24, 2012		2,300,000,000
INR	3,324,700,000	7.000	May 3, 2011	May 3, 2012		3,324,700,000

		Subtotal in Original Currency			INR	5,624,700,000

		Subtotal in Equivalent Amount of Won(2)			(Won)	122,393,472,000

THB	3,000,000,000	2.940	November 24, 2010	November 24, 2013		3,000,000,000
THB	3,000,000,000	3.880	May 27, 2011	May 27, 2014		3,000,000,000

		Subtotal in Original Currency			THB	6,000,000,000

		Subtotal in Equivalent Amount of Won(3)			(Won)	217,920,000,000

SGD	30,000,000	5.65	May 18, 2009	May 18, 2014		30,000,000
SGD	40,000,000	5.65	May 18, 2009	May 18, 2014		40,000,000
SGD	15,000,000	5.02	May 29, 2009	May 29, 2014		15,000,000
SGD	50,000,000	1.53	November 4, 2010	November 5, 2012		50,000,000
SGD	68,000,000	2.44	November 25, 2009	May 25, 2012		68,000,000
SGD	30,000,000	1.36	July 26, 2010	January 26, 2012		30,000,000
SGD	28,000,000	1.91	August 19, 2010	August 19, 2013		28,000,000
SGD	25,000,000	0.90	September 26, 2011	September 26, 2012		25,000,000
SGD	50,000,000	1.45	October 19, 2011	October 10, 2012		50,000,000
SGD	90,000,000	1.62	October 31, 2011	October 31, 2012		90,000,000
SGD	25,000,000	0.95	June 15, 2011	June 15, 2012		25,000,000
SGD	30,000,000	0.95	June 13, 2011	June 13, 2012		30,000,000
SGD	30,000,000	1.73	June 16, 2011	June 16, 2014		30,000,000
SGD	30,000,000	1.68	July 6, 2011	July 6, 2014		30,000,000
SGD	30,000,000	1.70	July 12, 2011	July 14, 2014		30,000,000
SGD	30,000,000	1.12	August 10, 2011	August 13, 2012		30,000,000

		Subtotal in Original Currency			SGD	601,000,000

		Subtotal in Equivalent Amount of Won(4)			(Won)	532,750,440,000

JPY	30,000,000,000	1.64	June 1, 2007	June 1, 2012		30,000,000,000
JPY	20,000,000,000	6M ¥ Libor + 0.18	June 1, 2007	June 1, 2012		20,000,000,000
JPY	5,000,000,000	3M ¥ Libor + 0.23	September 20, 2007	September 20, 2012		5,000,000,000
JPY	5,000,000,000	3M ¥ Libor + 0.45	November 1, 2007	November 1, 2012		5,000,000,000
JPY	5,000,000,000	3M ¥ Libor + 0.6	December 21, 2007	December 21, 2012		5,000,000,000
JPY	15,000,000,000	3.22	May 30, 2008	May 30, 2018		15,000,000,000
JPY	22,600,000,000	1.480	July 1, 2010	June 29, 2012		22,600,000,000
JPY	4,400,000,000	1.560	July 1, 2010	June 28, 2013		4,400,000,000
JPY	33,000,000,000	1.94	October 12, 2007	October 12, 2012		33,000,000,000
JPY	5,000,000,000	3M ¥ Libor + 0.45	November 15, 2007	November 15, 2012		5,000,000,000
JPY	3,000,000,000	2.07	April 8, 2008	April 8, 2013		3,000,000,000
JPY	10,900,000,000	2.67	September 14, 2009	September 14, 2012		10,900,000,000
JPY	7,000,000,000	2.97	September 14, 2009	September 12, 2014		7,000,000,000
JPY	2,000,000,000	0.92	August 19, 2010	August 20, 2012		2,000,000,000
JPY	2,000,000,000	0.55	August 26, 2011	August 26, 2014		2,000,000,000
JPY	8,000,000,000	0.83	September 14, 2011	September 14, 2012		8,000,000,000
JPY	3,700,000,000	1.45	October 21, 2011	October 21, 2013		3,700,000,000
JPY	600,000,000	1.57	October 21, 2011	October 21, 2014		600,000,000
JPY	2,400,000,000	1.91	October 21, 2011	October 21, 2016		2,400,000,000
JPY	1,000,000,000	1.38	October 31, 2011	October 31, 2012		1,000,000,000
JPY	2,000,000,000	0.80	February 24, 2011	February 25, 2013		2,000,000,000
JPY	1,500,000,000	0.877	September 14, 2011	September 14, 2012		1,500,000,000
JPY	2,000,000,000	0.76	September 2, 2011	September 20, 2012		2,000,000,000
JPY	47,000,000,000	1.30	October 21, 2011	October 22, 2012		47,000,000,000

		Subtotal in Original Currency			JPY	238,100,000,000

		Subtotal in Equivalent Amount of Won(5)			(Won)	3,536,165,960,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2011
HKD	150,000,000	5.00	November 20, 2007	November 20, 2017		150,000,000
HKD	80,000,000	4.77	November 21, 2007	November 21, 2012		80,000,000
HKD	80,000,000	4.71	December 18, 2007	December 18, 2017		80,000,000
HKD	230,000,000	2.28	May 13, 2010	May 13, 2013		230,000,000
HKD	300,000,000	3.25	July 20, 2010	July 20, 2015		300,000,000
HKD	308,000,000	2.15	August 6, 2010	August 6, 2013		308,000,000
HKD	285,000,000	1.72	December 20, 2010	December 20, 2012		285,000,000
HKD	200,000,000	2.33	April 14, 2011	April 14, 2014		200,000,000
HKD	133,000,000	2.12	September 29, 2011	September 29, 2014		133,000,000
HKD	144,000,000	3.30	October 20, 2011	October 20, 2016		144,000,000
HKD	303,000,000	4.30	October 21, 2011	October 21, 2021		303,000,000
HKD	225,000,000	1.82	October 31, 2011	October 31, 2012		225,000,000
HKD	320,000,000	2.37	February 18, 2011	February 18, 2014		320,000,000
HKD	155,000,000	1.68	February 18, 2011	February 19, 2013		155,000,000
HKD	150,000,000	2.37	May 3, 2011	November 3, 2014		150,000,000
HKD	170,000,000	2.07	July 9, 2011	December 9, 2014		170,000,000
HKD	200,000,000	1.70	September 6, 2011	September 6, 2014		200,000,000
HKD	219,000,000	2.40	September 6, 2011	September 6, 2016		219,000,000
HKD	78,000,000	1.00	September 7, 2011	September 7, 2012		78,000,000
HKD	89,000,000	3.60	September 16, 2011	September 16, 2021		89,000,000
HKD	230,000,000	3M Hibor + 1.53	December 7, 2011	June 7, 2013		230,000,000

		Subtotal in Original Currency			HKD	4,049,000,000

		Subtotal in Equivalent Amount of Won(6)			(Won)	600,790,620,000

CNH	121,000,000	1.35	September 19, 2011	September 18, 2012		121,000,000

		Subtotal in Original Currency			CNH	121,000,000

		Subtotal in Equivalent Amount of Won(7)			(Won)	21,971,180,000

NOK	287,000,000	3.51	October 17, 2011	October 17, 2012		287,000,000

		Subtotal in Original Currency			NOK	287,000,000

		Subtotal in Equivalent Amount of Won(8)			(Won)	55,141,310,000

EUR	300,000,000	3M Euribor + 0.24	April 3, 2007	April 3, 2014		300,000,000
EUR	10,000,000	6M Euribor + 0.755	June 21, 2010	June 21, 2013		10,000,000

		Subtotal in Original Currency			EUR	310,000,000

		Subtotal in Equivalent Amount of Won(9)			(Won)	463,171,000,000

CHF	50,000,000	4.125	May 16, 2008	May 16, 2013		50,000,000
CHF	200,000,000	1.750	October 1, 2010	October 1, 2014		200,000,000
CHF	200,000,000	4.204	May 16, 2008	May 16, 2013		200,000,000
CHF	100,000,000	4.198	May 16, 2008	May 16, 2013		100,000,000

		Subtotal in Original Currency			CHF	550,000,000

		Subtotal in Equivalent Amount of Won(10)			(Won)	674,228,500,000

BRL	85,250,000	CDI*94%	January 31, 2011	January 31, 2012		85,250,000
BRL	16,075,200	9.05	January 31, 2011	January 31, 2012		16,075,200

		Subtotal in Original Currency			BRL	101,325,200

		Subtotal in Equivalent Amount of Won(11)			(Won)	62,635,185,632

AUD	32,000,000	6.000	January 25, 2010	January 25, 2012		32,000,000
AUD	50,000,000	6.000	February 1, 2010	February 1, 2012		50,000,000
AUD	100,000,000	5.400	September 30, 2011	September 30, 2013		100,000,000

		Subtotal in Original Currency			AUD	182,000,000

		Subtotal in Equivalent Amount of Won(12)			(Won)	212,807,140,000

Total External Bonds of KDB in Equivalent Amount of Won					(Won)	17,826,764,767,632

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to Won 1,153.30, the market average exchange rate in effect on December 31, 2011, as announced by Seoul Money Brokerage Services, Ltd.

(2)	Indian rupee amounts are converted to Won amounts at the rate of INR 1.00 to Won 21.76, the market average exchange rate in effect on December 31, 2011, as announced by Seoul Money Brokerage Services, Ltd.
(3)	Thai baht amounts are converted to Won amounts at the rate of THB 1.00 to Won 36.32, the market average exchange rate in effect on December 31, 2011, as announced by Seoul Money Brokerage Services, Ltd.
(4)	Singapore dollar amounts are converted to Won amounts at the rate of SGD 1.00 to Won 886.44, the market average exchange rate in effect on December 31, 2011, as announced by Seoul Money Brokerage Services, Ltd.
(5)	Japanese yen amounts are converted to Won amounts at the rate of JPY 100.00 to Won 1,485.16, the market average exchange rate in effect on December 31, 2011, as announced by Seoul Money Brokerage Services, Ltd.
(6)	Hong Kong dollar amounts are converted to Won amounts at the rate of HKD 1.00 to Won 148.38, the market average exchange rate in effect on December 31, 2011, as announced by Seoul Money Brokerage Services, Ltd.
(7)	Chinese offshore renminbi amounts are converted to Won amounts at the rate of CNH 1.00 to Won 181.58, the market average exchange rate in effect on December 31, 2011, as announced by Seoul Money Brokerage Services, Ltd.
(8)	Norwegian krone amounts are converted to Won amounts at the rate of NOK 1.00 to Won 192.13, the market average exchange rate in effect on December 31, 2011, as announced by Seoul Money Brokerage Services, Ltd.
(9)	Euro amounts are converted to Won amounts at the rate of EUR 1.00 to Won 1,494.10, the market average exchange rate in effect on December 31, 2011, as announced by Seoul Money Brokerage Services, Ltd.
(10)	Swiss franc amounts are converted to Won amounts at the rate of CHF 1.00 to Won 1,225.87, the market average exchange rate in effect on December 31, 2011, as announced by Seoul Money Brokerage Services, Ltd.
(11)	Brazilian real amounts are converted to Won amounts at the rate of BRL 1.00 to Won 618.16, the prevailing market rate on December 31, 2011.
(12)	Australian dollar amounts are converted to Won amounts at the rate of AUD 1.00 to Won 1,169.27, the market average exchange rate in effect on December 31, 2011, as announced by Seoul Money Brokerage Services, Ltd.

(2) External Borrowings of KDB

Lender	Classifications	Range of Interest Rates	Range of Years of Issue	Range of Years of Maturity	Principal Amount Outstanding as of December 31, 2011(1)
		(%)			(millions of Won)
JBIC	Borrowings from JBIC	1.4~6M Libor + 0.8	2009~2011	2012~2023	(Won)	328,521
Mizuho and others	Borrowings from foreign banks	3M~6M Libor+ 0.3~3.8	2007~2011	2012~2016		2,398,449
DBS Bank and others	Off-shore short-term borrowings	0.2~ 1.55 6M Libor + 0.6~0.7	2011 2011	2012 2012		784,489 110,717
Nippon Life Insurance Co Company and others	Off-shore long-term borrowings	3M Libor+0.3~1.3	2009~2011	2012~2013		636,180
JBIC	Off-shore borrowings from JBIC	4.3~6M Libor + 1.2	2010	2012~2020		59,304
Others	Short-term borrowings in foreign currency	0.0~6.03 6M Libor + 0.4~1.2	2010~2011	2012~2013		8,033,849
Long-term borrowings in foreign currency			2007~2011	2012~2014		1,544,388

Total External Borrowings of KDB					(Won)	13,895,897

(1)	Converted to Won amounts at the relevant market average exchange rates in effect on December 31, 2011 as announced by Seoul Money Brokerage Services, Ltd.

B. Internal Debt of KDB

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2011
	(%)			(millions of Won)
1. Bonds
Short-term Industrial Finance Bonds	3.62~8.11	2010~2011	2010~2012	(Won)	169,320
Long-term Industrial Finance Bonds	3.09~14.09	2002~2011	2007~2028		28,820,637

Total Bonds	3.09~14.09	2002~2011	2007~2028		28,989,957
2. Borrowings
Borrowings from the Ministry of Strategy and Finance	2.44~5.00	1992~2011	2012~2031	(Won)	715,628
Borrowings from Industrial Bank of Korea	1.27~3.35	2004~2009	2012~2023		63,402
Borrowings from Small Business Corp.	1.79~3.69	2002~2011	2012~2021		438,358
Borrowings from the Ministry of Culture and Tourism	0.97~4.00	2003~2011	2012~2021		1,131,518
Borrowings from Korea Energy Management Corporation	0.50~4.25	1997~2011	2012~2026		1,181,303
Others	0.00~5.59	1997~2011	2011~2044		1,695,912

Total Borrowings(1)					5,226,121
3. Other Debt(2)					4,969,297

Total Internal Floating Debt(3)					5,467,586
Total Internal Funded Debt(4)					33,717,789

Total Internal Debt				(Won)	39,185,375

(1)	Consist of short term borrowings in the amount of (Won)328,969 million and long term borrowings in the amount of (Won)4,685,152 million.
(2)	Other debt includes bonds sold under repurchase agreements and call money.
(3)	Floating debt is debt that has a maturity at issuance of less than one year.
(4)	Funded debt is debt that has a maturity at issuance of one year or more.

Financial Statements and the Auditors

The Government, through KDBFG, our sole shareholder, elects our Auditor who is responsible for examining our financial operations and auditing our financial statements and records. The present Auditor is Hae Jong Lim, who was appointed by the Financial Services Commission for a three-year term on April 11, 2011.

We prepare our financial statements annually for submission to the Financial Services Commission, accompanied by an opinion of the Auditor. Although we are not legally required to have financial statements audited by external independent auditors, an independent public accounting firm has audited our non-consolidated and consolidated financial statements commencing with such financial statements as of and for the year ended December 31, 1998. As of the date of this prospectus, our external independent auditor is Ernst & Young Han Young, located at Taeyoung Bldg., #10-2, Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea, which has audited our separate financial statements as of and for the years ended December 31, 2011 and 2010 included in this prospectus.

Our separate financial statements appearing in this prospectus were prepared in conformity with Korean IFRS, as summarized in “—Financial Statements and the Auditors—Notes to Separate Financial Statements of December 31, 2011 and 2010—Note 2.” These principles and procedures differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). Our non-consolidated financial statements included in our previous prospectuses filed with the SEC were prepared in accordance with Korean GAAP. Beginning in 2011, companies in Korea, including us, are generally required to prepare their interim and annual financial statements under Korean IFRS. Korean IFRS differs in significant respects from Korean GAAP, particularly with respect to accounting for loan loss allowances and provisions. As a result, our levels of loan loss allowances and provisions, as well as certain other balance sheet and income statement items, reflected in our financial statements prepared in accordance with Korean IFRS may differ substantially from those reflected under Korean GAAP. For an explanation of how the transition to Korean IFRS has affected our separate financial statements, see “Notes to Separate Financial Statements of December 31, 2011 and 2010—Note 48.”

We generally record our trading portfolio of marketable equity securities and other equity investments at the cost of acquisition (including incidental expenses related to purchase), computed on the moving average method. However, if the aggregate market value of the trading portfolio of marketable securities as of the balance sheet date differs from their purchase cost, we record the securities at market value. If the market value of equity investments, except for those of companies in which we hold more than 15% of interest (“affiliated companies”), differs from their purchase cost, we record the investment at market value. Starting in April 1999, we record our equity investments in affiliated companies by using the equity method, pursuant to which we account for adjustments in the value of our investments resulting from changes to the affiliated companies’ net asset values. However, we do not apply the equity method for the following investments: (1) total assets of investees are less than (Won)10,000 million; (2) investees which are owned by the Korean Government and Government invested companies; (3) investees under court receivership or bankruptcy; and (4) investees in the process of being sold.

We generally record our debt securities investments, except for our trading portfolio of marketable debt securities, at the cost of acquisition (including incidental expenses related to purchase), computed on the specific identification method. We record our trading portfolio of marketable debt securities at market value. Starting in April 1999, we record all our debt securities investments at market value except for debt securities invested with the intention of holding until maturity, which we record at the cost of acquisition or amortized cost.

We record the value of our premises and equipment on our balance sheet on the basis of a revaluation conducted as of July 1, 1998. The Minister of Strategy and Finance approved the revaluation in accordance with applicable Korean law. We value additions to premises and equipment since such date at cost.

Independent auditors’ report

The Board of Directors and Stockholders

Korea Development Bank

We have audited the accompanying separate financial statements of Korea Development Bank (the “Bank”), which comprise the separate statements of financial position as of December 31, 2011, December 31, 2010 and January 1, 2010, and the related statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010 (thereon referred to as “separate financial statements”). These separate financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these separate financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall separate financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the financial position of Korea Development Bank as of December 31, 2011, December 31, 2010, and January 1, 2010, and the results of its financial performance, and its cash flows for the years ended December 31, 2011 and 2010 in conformity with Korea International Financial Reporting Standard (K-IFRS).

/s/ Ernst & Young Han Young

March 29, 2012

Korea Development Bank

Separate statements of financial position

As of December 31, 2011, December 31, 2010 and January 1, 2010

(Korean won in millions)	Notes	December 31, 2011		December 31, 2010		January 1, 2010
Assets
Cash and due from banks	17,44	(Won)	1,965,839	(Won)	1,175,103	(Won)	1,975,356
Financial assets held-for-trading	18,43,44		2,585,909		4,239,195		1,609,318
Financial assets designated at FVTPL	19,43,44		—		—		89,503
Financial assets-available-for-sale	20,43,44		25,713,538		22,676,895		28,256,641
Financial assets-held-to-maturity	21,44		110,844		137,695		67,521
Loans	22,44		80,414,794		70,770,527		75,100,464
Derivative financial assets	23,43,44		5,597,095		6,088,100		7,661,669
Investments in subsidiaries and associates	4,24		5,696,767		4,099,112		2,705,960
Property and equipment	4,25		439,726		435,789		449,064
Investment properties	4,26		86,899		90,177		89,251
Intangible assets	4,27		47,327		46,868		40,580
Other assets	28,44		5,215,697		4,190,422		4,752,666
Non-current assets held-for-sale	46		—		—		3,870

Total Assets		(Won)	127,874,435	(Won)	113,949,883	(Won)	122,801,863

Liabilities
Financial liabilities designated at FVTPL	29,43,44	(Won)	992,136	(Won)	951,752	(Won)	1,308,299
Due to customers	30,44		25,222,278		18,929,843		13,935,926
Borrowings	31,44		25,842,421		22,877,558		28,580,446
Debt issued	32,44		47,196,659		43,235,249		50,740,788
Derivative financial liabilities	23,43,44		4,289,264		4,667,703		6,633,175
Severance and retirement benefits	33		17,536		46,764		65,175
Provisions	34		261,855		173,276		233,576
Deferred tax liabilities	35		357,694		277,030		226,141
Current tax liabilities			128,204		191,716		10,182
Other liabilities	36,44		5,908,341		5,865,975		5,515,468

Total liabilities		(Won)	110,216,388	(Won)	97,216,866	(Won)	107,249,176

Equity
Issued capital	37		9,251,861		9,251,861		9,241,861
Capital surplus	37		44,373		44,373		44,373
Capital adjustments			—		(51)		—
Accumulated other comprehensive income			565,577		755,039		657,351
Retained earnings	37		7,796,236		6,681,795		5,609,102

(Planned regulatory reserve for possible loan losses (Won)1,034,949 million at December 31, 2011 (Won)822,032 million at December 31, 2010)
Total equity			17,658,047		16,733,017		15,552,687

Total liabilities and equity		(Won)	127,874,435	(Won)	113,949,883	(Won)	122,801,863

See accompanying notes.

Korea Development Bank

Separate statements of comprehensive income

For the years ended December 31, 2011 and 2010

(Korean won in millions, except per share amounts)	Notes	2011				2010
Net interest income				(Won)	1,577,671			(Won)	1,627,341
Interest income	5	(Won)	4,574,415			(Won)	4,450,301
Interest expense	5		(2,996,744)				(2,822,960)

Net non-interest income					942,923				1,381,069
Net fee and commission income	6		541,742				492,812
Dividend income	7		180,650				184,515
Net gain from financial assets and liabilities held-for-trading	8		120,696				96,654
Net loss from financial assets and liabilities designated at FVTPL	9		(43,801)				(83,323)
Net gain from financial assets-available-for-sale	10		16,184				1,045,744
Net gain from foreign currency transactions and derivative financial instruments	11		502,560				143,353
Other operating loss, net	12		(375,108)				(498,686)

Credit loss expense	22				208,083				966,019
General administrative expenses	13				499,352				414,242

Operating income					1,813,159				1,628,149
Non-operating income (expense)					(26,941)				(139,126)
Impairment loss on investments in subsidiaries and associates			(3,937)				(115,127)
Other non-operating income	14		4,150				6,712
Other non-operating expense	14		(27,154)				(30,711)

Net income before income tax					1,786,218				1,489,023
Income tax expense	15				373,817				416,330

Net income	37				1,412,401				1,072,693
(Net income after adjusting regulatory reserve for possible loan losses: (Won)1,199,484 million for 2011)
Other comprehensive income					(189,462)				97,688
Gain(loss) on valuation of financial assets-available-for-sale			(236,401)				134,435
Exchange differences on translation of foreign operations	40		16,125				(8,041)
Tax effect	15		30,814				(28,706)

Total comprehensive income				(Won)	1,222,939			(Won)	1,170,381

Earnings per share
Basic and diluted (unit : Korean won in unit)	16			(Won)	763			(Won)	580

See accompanying notes.

Korea Development Bank

Separate statements of changes in equity

For the years ended December 31, 2011 and 2010

(Korean won in millions)	Issued capital		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total equity
As of January 1, 2011	(Won)	9,251,861	(Won)	44,373	(Won)	(51)	(Won)	755,039	(Won)	6,681,795	(Won)	16,733,017
Dividends		—		—		—		—		(297,909)		(297,909)
Appropriations of retained earnings		—		—		51		—		(51)		—

		9,251,861		44,373		—		755,039		6,383,835		16,435,108
Net income		—		—		—		—		1,412,401		1,412,401
Loss on valuation of financial investments-available-for-sale		—		—		—		(236,401)		—		(236,401)
Changes in exchange differences on translation of foreign operations		—		—		—		16,125		—		16,125
Income tax effect		—		—		—		30,814		—		30,814

Total comprehensive income		—		—		—		(189,462)		1,412,401		1,222,939

As of December 31, 2011	(Won)	9,251,861	(Won)	44,373	(Won)	—	(Won)	565,577	(Won)	7,796,236	(Won)	17,658,047

	Issued capital		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total equity
As of January 1, 2010 (the date of transition)	(Won)	9,241,861	(Won)	44,373	(Won)	—	(Won)	657,351	(Won)	5,609,102	(Won)	15,552,687
Capital injection		10,000		—		—		—		—		10,000
Discount on stock issuance		—		—		(51)		—		—		(51)

		9,251,861		44,373		(51)		657,351		5,609,102		15,562,636
Net income		—		—		—		—		1,072,693		1,072,693
Gain on valuation of financial investments-available-for-sale		—		—		—		134,435		—		134,435
Changes in exchange differences on translation of foreign operations		—		—		—		(8,041)		—		(8,041)
Income tax effect		—		—		—		(28,706)		—		(28,706)

Total comprehensive income		—		—		—		97,688		1,072,693		1,170,381

As of December 31, 2010	(Won)	9,251,861	(Won)	44,373	(Won)	(51)	(Won)	755,039	(Won)	6,681,795	(Won)	16,733,017

See accompanying notes.

Korea Development Bank

Separate statements of cash flows

For the years ended December 31, 2011 and 2010

(Korean won in millions)	Notes	2011				2010
Cash flows from operating activities				(Won)	(2,034,734)			(Won)	8,362,153

Net income before income taxes		(Won)	1,786,218			(Won)	1,489,023

Non-cash items included in profit before income tax and gain (loss) from non-operating activities:			143,904				(925,474)

Loss (gain) from hedge accounting, net			137,278				(62,942)
Gain from financial assets available-for sale			(29,982)				(1,023,141)
Loss (gain) from financial assets held-to-maturity			(96)				1,145
Impairment loss on investments in associates and subsidiaries			3,937				115,127
Gain on disposal of investments in associates and subsidiaries			(1,393)				(2,997)
Depreciation of property and equipment	25		17,096				16,792
Loss (gain) on disposal of property and equipment	14		4				(137)
Impairment loss on investment properties	26		—				7,174
Depreciation of investment properties	26		1,056				1,023
Amortization of intangible assets	27		15,676				12,852
Loss on redemption of debt issued, net			328				9,630

Changes in operating assets and liabilities:			(3,639,005)				8,010,987

Financial assets held-for-trading			1,655,290				(2,629,877)
Financial assets designated at FVTPL			—				89,503
Loans			(10,713,909)				5,079,173
Derivative financial assets			346,178				1,928,924
Other assets			(1,025,275)				562,014
Financial liabilities designated at FVTPL			40,384				(356,547)
Due to customers			6,292,435				4,993,917
Derivative financial liabilities			(335,825)				(1,927,916)
Severance and retirement benefits			(29,228)				(18,411)
Provisions			88,579				(60,300)
Other liabilities			42,366				350,507
Income tax paid			(325,851)				(212,383)

Cash flows from investing activities					(5,179,802)				5,781,651

Withdrawal of deposits			339,002				1,345,691
Increase in deposits			(667,745)				(653,210)
Disposal of financial assets-available-for sale			20,572,506				19,041,814
Acquisition of financial assets-available-for sale	20		(23,826,703)				(12,295,903)
Disposal of financial assets-held-to-maturity			29,113				10,360
Acquisition of financial assets-held-to-maturity	21		(2,166)				(81,679)
Disposal of investment in subsidiaries and associates			71,590				44,320
Acquisition of investment in subsidiaries and associates			(1,660,654)				(1,602,019)
Disposal of property and equipment			469				187
Acquisition of property and equipment	25		(19,082)				(12,636)
Acquisition of intangible assets	27		(16,132)				(19,144)
Disposal of non-current assets held-for-sale			—				3,870

Cash flows from financing activities					6,592,971				(13,538,078)

Proceeds from borrowings			33,732,419				9,811,518
Repayment of borrowings			(31,223,049)				(10,786,096)
Proceeds (repayment) from other borrowings			455,493				(4,728,311)
Proceeds from debts			15,025,495				11,593,779
Repayment of debts			(11,099,478)				(19,438,917)
Capital injection			—				9,949
Dividends paid			(297,909)				—

Net increase (decrease) in cash and cash equivalents					(621,565)				605,726
Cash and cash equivalents at the beginning of the year	47				2,641,339				2,035,613

Cash and cash equivalents at the end of the year	47			(Won)	2,019,774			(Won)	2,641,339

See accompanying notes.

Korea Development Bank

Notes to the separate financial statements

December 31, 2011 and 2010

1. Bank information

Korea Development Bank (the “Bank”) was established on April 1, 1954, in accordance with The Korea Development Bank Act of the Republic of Korea to finance and manage major industrial projects to expedite industrial development and enhance the national economy. The Bank is engaged in the banking industry under the Korea Development Bank Act and other applicable statutes, and in the fiduciary in accordance with the Financial Investment Services and Capital Markets Act.

The Bank is a fully-owned subsidiary of the KDB Finance Group (“KDBFG”), which is owned by Korea government and Korea Finance Corporation (“KoFC”), and its capital stock amounts to (Won)9,251,861 million as of December 31, 2011.

The Bank’s head office is located in Yeouido-dong, Yeongdeungpo-gu, Seoul and its service network is as follows:

	Domestic		Overseas
	Head office	Branches	Branches	Subsidiaries	Representative offices	Total
KDB	1	60	7	6	2	76

2. Summary of significant accounting policies

Basis of preparation

The accompanying separate financial statements have been prepared on a historical cost basis, except for derivative financial instruments, financial assets and liabilities at FVTPL and financial assets available-for-sale that have measured at fair value. The carrying values of assets and liabilities that are designated as hedge items in fair value hedges that would otherwise be carried at amortized cost, are adjusted to record changes in fair value attributable to the risks that are being hedged. The financial statements are presented in Korean won and all values are rounded to the nearest million except when otherwise indicated.

The separate financial statements of the Bank have been prepared in accordance with Korea International Financial Reporting Standards (“K-IFRS”) enacted by the Act of External Audit of Stock Companies, Article 13(1)(1). The separate financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. In the event of any differences in interpreting the separate financial statements or the independent auditors’ report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

Interest income and interest expense

The Bank recognizes interest income and interest expense using the effective interest rate (EIR) method on an accrual basis. When a financial instrument bearing interest is impaired, the Bank reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at its original effective interest rate of the instrument, and continues unwinding the discount as interest income.

Fee and commission income

Fee and commission are generally recognized on an accrual basis when the service has been provided. The revenue recognition of financial service fee is various based on the nature of service and the purpose of charge, and categorized as follows:

•	Fees earned for the rendering of services over a period of time are accrued over that period using the straight line method.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

•	Fees arising from providing significant transaction services for a third party are recognized on completion of the transaction services.

•	Fees which are regarded as the part of the interest of financial instruments are recognized using the EIR.

Dividend income

Dividend income is recognized when the Bank’s right to receive the payment is established.

Cash and cash equivalents

Cash and cash equivalents comprise of cash on hand, due from banks on demand and short-term highly liquid investments with an original maturity of three months or less.

Financial assets

The Bank classifies its financial assets in the following categories: financial assets at Fair Value through Profit or Loss (FVTPL), financial assets-available-for-sale, financial assets-held to-maturity, loans and receivables, and derivative financial instruments. The Bank’s management determines the category of its financial assets at initial recognition and initially measures financial assets at their fair value on the date of recognition

Purchase or sale of financial assets that require delivery of assets within a time frame established by regulation or convention in marketplace (require way trades) are recognized on the trade date, i.e., the date that the Bank commits to purchase or sell the asset.

(i) Financial assets at FVTPL

Financial assets at FVTPL include financial assets held-for-trading and financial assets designated at FVTPL upon initial recognition. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative financial assets presented in the statement of financial position include derivative financial assets that are designated as hedging instruments in hedge relationships and separately disclosed in the notes to the financial statements. The Bank’s management may only designate a financial asset at FVTPL upon initial recognition when they determine that such classification provides more useful information. Gain or loss from financial assets at FVTPL are credited or charged to current operation results.

(ii) Financial assets-available-for-sale

Financial assets-available-for-sale are non-derivative financial instruments designated at available-for-sale item, and are not classified as loans and receivables, financial assets-held-to-maturity or financial assets at FVTPL. They are measured at fair value and their valuation gains and losses are recognized in equity as other comprehensive income. The equity ownership, whose active market values are not available and fair values cannot be reliably measured, are valued at acquisition cost. Accumulated other comprehensive income previously recognized in equity is recognized in the income statement when the investment is disposed of or impairment loss for the investment is recognized. Dividends earned whilst holding financial assets-available-for-sale are recognized in the income statement when the right to receive the payment has been established.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

(iii) Financial assets-held-to-maturity

Financial assets-held-to-maturity are non-derivative financial instruments with fixed or determinable payments and fixed maturities, which the Bank has the positive intention and ability to hold to maturity. When the financial assets meet the definition of loans and receivables or are designated at FVTPL, or financial assets-available-for-sale, they will not be classified as financial assets-held-to-maturity. After initial measurement, financial assets-held-to-maturity are subsequently measured at amortized cost using the effective interest rate (“EIR”). Also, interest income on financial assets-held-to-maturity is recognized using the EIR method.

(iv) Loans

Loans are non-derivative financial instruments with fixed or determinable payments and are not traded in an active market. Loans (excluding short-term loan) are subsequently measured at amortized cost using the EIR, less allowance for impairment. The amortization is included in interest income in the statement of comprehensive income.

Impairment of financial assets

(i) Impairment of financial assets-available-for-sale

The Bank assesses at each reporting date whether there is objective evidence that an investment is impaired. If any such evidence exists, the amount recorded for impairment is the cumulative loss measured as the difference between the acquisition cost (or amortized cost for debt instrument) and current fair value, less any impairment loss on that investment previously recognized in the income statement. Impairment losses on equity ownership are not reversed through the income statement. If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in, the impairment loss is reversed through the statement of comprehensive income.

(ii) Impairment of financial assets-held-to-maturity

The Bank assesses individually at each reporting date whether there is objective evidence that a financial assets-held-to-maturity is impaired. If any such evidence exists, the amount of loss is measured as the difference between the carrying amount and the present value of estimated future cash flows, which is discounted using the initial effective interest rate. The amount of the loss is recognized in the statement of comprehensive income. If, in a subsequent period, the fair value of a financial assets-held-to-maturity increases and the increase can be objectively related to an event occurring after the impairment was recognized, the impairment loss is reversed through the statement of comprehensive income.

(iii) Impairment of loans

The Bank assesses at each reporting date whether there is objective evidence that a loan is impaired. If there is objective evidence that an impairment loss has been incurred, the amount of loss is measured as the difference between the loans’s carrying amount and the present value of estimated future cash flows, which is discounted using the initial effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of loss is recognized in the statement of comprehensive income.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

The Bank first assesses whether objective evidence of impairment exists for individual loan that is significant (“individual assessment”). If the Bank determines that no objective evidence of impairment exists for an individually assessed loan, the Bank categorizes the loan in a couple of loan groups with similar credit risk characteristics and collectively assesses them for impairment (“collective assessment”).

When an individual loan is impaired, the amount of loss is measured as the difference between the carrying amount and the present value of estimated future cash flows (including estimated future cash flows from its collateral). In collective assessments, the amount of loss is statistically evaluated using the Bank’s historical loss data.

The present value of estimated future cash flows is measured using the loan’s initial effective interest rate. If the loan has a floating interest rate, the Bank uses the current effective interest rate for the measurement. Future cash flows from collateral are estimated at net cash flow from disposal of collateral (deducting transaction cost).

For the purpose of a collective evaluation of impairment, loans are grouped on the basis of the Bank’s internal credit grading system, that considers credit risk characteristics such as asset type, industry, geographical location, collateral type, past-due status and other relevant factors.

Future cash flows on a group of loans collectively assessed are estimated on the basis of historical loss experience for loans with similar credit risk characteristics. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions on which the historical loss experience is based and to remove the effects of conditions in the historical period that no longer exists. Estimates of changes in future cash flows reflect, and are directionally consistent with, changes in related observable data from year to year (such as changes in unemployment rates, property prices, commodity prices, payment status, or other factors that are indicative of incurred losses in the group and their magnitude). The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(iv) The evidence of impairment

Objective evidence that a financial asset is impaired includes following loss events:

(a)	Significant financial difficulty of the issuer or obligor

(b)	A breach of contract, such as a default or delinquency in interest or principal payments

(c)	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

(d)	It becoming probable that the borrower will enter bankruptcy or other financial reorganization

(e)	The disappearance of an active market for that financial asset because of financial difficulties

(f)	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

Financial liabilities

The Bank classifies its financial liabilities in the following categories: financial liabilities at FVTPL (financial liabilities held-for-trading and financial liabilities designated at FVTPL), financial liabilities carried at amortized cost (due to customers, borrowings and debt issued, etc.) and derivative financial liabilities. All financial liabilities are recognized at their fair value on the date of initial recognition.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

(i) Financial liabilities at FVTPL

Financial liabilities at FVTPL in the current year include financial liabilities held-for-trading and financial liabilities designated at FVTPL upon initial recognition. Financial liabilities and derivatives are classified as held-for-trading if they are acquired for the purpose of repurchasing in the near term. Derivative financial liabilities presented in the statement of financial position include derivative financial liabilities that are designated as hedging instruments in hedge relationships and separately disclosed in Notes to the financial statements.

The Bank’s management may only designate a financial asset at FVTPL upon initial recognition when they judge that such classification provides more useful information. Gain or loss from financial assets at FVTPL are credited or charged to current operation results.

(ii) Financial liabilities carried at amortized cost

Financial liabilities carried at amortized cost are recognized initially at fair value, net of transaction costs incurred. Such financial liabilities are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of comprehensive income over the period of the financial liability using the EIR method.

Fees paid on the establishment of credit facilities are recognized as transaction costs of the financial liabilities to the extent that it is highly likely that some or all of the facility will be borrowed. In this case, the fee is deferred until the borrowing occurs. If there is no evidence that the probability that some or all of the facility will be borrowed is high, then the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Financial guarantees

Financial guarantee contracts (consisting of letter of credit, guarantees and acceptances) are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor has failed to make payments when due, in accordance with the terms of contracts. Financial guarantees are initially recognized as financial guarantee liabilities in the statement of financial position at fair value on the date that the guarantee was given. Subsequent to initial recognition, the Bank’s liabilities under such guarantees are measured at the higher of the amount determined in accordance with K-IFRS 1037 Provisions, Contingent Liabilities, and Contingent Assets and the initial amount less cumulative amortization of fees recognized in accordance with K-IFRS 1018 Revenues.

Repurchase agreements

Securities purchased under agreements to resell at a specified future date (“reverse repos”) are recorded in the statement of financial position as bonds purchased under repurchase agreements in the other loans. Conversely, securities sold under agreements to repurchase at a specified future date (“repos”) are recorded in the statement of financial position as bonds sold under repurchase agreements in the other borrowings. Interest income and expense incurred from reverse repo and repo transactions are recorded in the statement of comprehensive income as interest income on loans and interest expense on borrowings, respectively.

Derivatives instruments and hedge accounting

Derivatives instruments are initially recognized at fair value on the contract date and are subsequently revalued at their fair value. Derivative instruments are accounted differently depending on whether hedge

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

accounting is applied, and therefore, are classified into trading purpose derivatives and hedging purpose derivatives. In a hedge relationship, when a hedge item is any asset, liability or unrecognized fixed contract, which is exposed at the possibility that its some or entire fair value is fluctuated by the specified risks, fair value hedge accounting is applied. For trading purpose derivatives transaction, changes in the fair value of derivatives are recognized in net income.

At inception of the hedge relationship, the Bank formally documents the relationship between the hedged item and the hedging instrument, including the nature of the risk, the objective and strategy for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge relationship. Also, at the inception of the hedge relationship, a formal assessment is undertaken to ensure the hedging instrument is expected to be highly effective in offsetting the designated risk in the hedged item and actual result was so.

(i) Fair value hedges

For designated and qualifying fair value hedges, the change in the fair value of a hedging derivative is recognized in the statement of comprehensive income. Meanwhile, the change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the income statement. When the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. For hedged item recorded at amortized cost, the difference between the carrying value of the hedged item on termination and the face value is amortized over the remaining term of the original hedge using the EIR.

Embedded derivative instruments

Derivatives embedded in other financial instruments are treated as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contract and the host contract is not itself held-for-trading or designated at FVTPL. Unless the Bank aggregately designates the host contract and embedded derivative as financial instrument at FVTPL, these embedded derivatives separated from the host contract are carried at fair value and changes in their fair value are recognized in the statement of comprehensive income.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets is determined by referencing quoted market prices at each reporting date. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include discounted cash flow analysis or other valuation methods.

The Bank’s standards for measuring fair value of financial instruments are as follows:

•	Loans:

The fair value of loans is estimated future cash flows reflecting premature redemption ratio, using the market discounted interest rate, which is adjusted by credit spread considering the probability of default. For the loans with credit line facilities, short-term loans with three-month maturity or less, and impaired loans, the Bank regards their carrying amount as fair value.

•	Financial assets-held-to-maturity:

The Bank uses the fair value measured by appraisal agencies for financial assets-held-to-maturity.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

•	Due to customer:

The fair value of due to customer is estimated using discounted cash flow method. However, for deposits, whose cash flows cannot be estimated reasonably, the Bank considered their carrying amount as fair value.

•	Borrowings:

The fair value of borrowings in Korean won is estimated using discounted cash flow method. On the other hand, the fair value of borrowings denominated foreign currency is measured by appraisal agencies.

•	Debt issued:

The fair value of industrial financial debts in Korean won (except structured debts) is estimated using discounted cash flow method. For industrial financial debts in foreign currency and structured debts, the Bank use the fair value measured by appraisal agencies.

The Bank defines quoted market prices in active markets into Level 1, the fair value determined using appropriate valuation techniques with observable market data into Level 2 and the fair value determined using valuation techniques with unobservable market data into Level 3.

Day 1 profit or loss recognition

In cases where fair value is determined using data, which is not observable in the market, the difference between the transaction price and initial value is amortized in the statement of comprehensive income by using straight line method over time on an appropriate basis.

Derecognition of financial instruments

(i) Derecognition of financial assets

Financial assets are derecognized when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and substantial risks and rewards of ownership of the assets are also transferred. If the Bank has neither transferred nor retained substantial risks and rewards of the asset, but has transferred control of the asset, the asset is recognized to the extent of the Bank’s continuing involvement in the asset in the financial statement. If the Bank still retains substantial risks and rewards of the transferred asset, the Bank continuously recognizes the financial assets, and recognizes disposal proceeds as borrowings with collaterals.

(ii) Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification, the liability is treated as a derecognition of the original liability and the recognition of a new liability. The difference between the carrying value of the original financial liability and the consideration paid is recognized in the statement of comprehensive income.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Investment in subsidiaries and associates

These separate financial statements measured investment in subsidiaries and associates using cost method based on initial investments, not investee’s reported profit and loss, and net assets in accordance with K-IFRS 1027.

Property and equipment

Land and buildings mainly comprise of the Bank’s head office and some local branches. Plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced in intervals, the Bank recognizes such parts as individual assets with specific useful lives and depreciation, respectively. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the statement of comprehensive income as incurred.

Land is not depreciated. Depreciation of other assets is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Useful life (in years)
Building	20 ~ 50
Structures	10 ~ 40
Leasehold improvements	4
Furniture and equipment for operation	4

Property and equipment is impaired when its carrying amount exceeds the recoverable amount. The Bank assesses residual value and economic life of its asset at each reporting date and makes adjustments to its useful life when necessary. Any gain or loss arising from the disposal of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in non-operating income (expense) in the statement of comprehensive income.

Investment properties

Properties for lent and future profit are classified as investment properties. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in the statements of comprehensive income in the period of derecognition. Transfers are made to or from investment property only when there is a change in use.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Useful life (in years)
Building	20 ~ 50
Structures	10 ~ 40

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets with finite lives are amortized over the useful economic life (4~5 years) and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Non-current assets and disposal groups classified as held-for-sale

Non-current assets and disposal groups classified as held-for-sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held-for-sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition.

Impairment of non-financial assets

The Bank assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Bank estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of comprehensive income.

The Bank has investigated the objective evidence for the impairment of subsidiary and associates at each reporting date. If there is an objective evidence that non-financial assets are impaired, impairment losses are recognized after comparing carrying amount with fair value.

Pension benefits

The Bank operates a defined benefit pension plan (DB plan). The liability recognized in the statement of financial position in respect to the defined benefit pension plan is the present value of the defined benefit

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

obligation at the reporting date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity similar to the terms of the related pension liability.

Actuarial gains and losses arising from adjustments and changes in actuarial assumptions and actual results are recognized as income or expense in current year.

Contingent liabilities

A contingent liability is a possible obligation that arises from past events and is recognized when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or the amount of the obligation can be measured with sufficient reliability.

Income tax expenses and deferred tax assets and liabilities

Income taxes comprise of current (including additional income taxes for the prior year and refund of prior years’ income taxes) and deferred taxes in accordance with the Corporation Tax Act.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Bank operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of comprehensive income. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Dividends

Dividends are recognized as liabilities in the period in which they are approved by the Bank’s shareholders.

Foreign currency translation

(i) Functional currency and presentation currency

The Bank’s separate financial statements are presented in Korean won, which is also the parent bank’s functional currency. Each entity in the Bank determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

(ii) Recognition to functional currency and foreign currency translation

In preparing the Bank’s financial statements, transactions in foreign currencies are initially recorded by the Bank at their respective functional currency rates prevailing at the date of the transaction.

Monetary assets and liabilities in foreign currencies are retranslated at the functional currency spot rate of exchange ruling at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

All foreign exchange gains and losses recognized in the statement of comprehensive income are presented net in the statement of comprehensive income and the foreign exchange gains and losses on other comprehensive income items are presented in other comprehensive income. Non-monetary assets and liabilities which are not measured at fair value, the exchange difference would not occur since the exchange rate is applied at initial recognition.

In case the monetary assets and liabilities resulting from the transactions with overseas branches or overseas subsidiaries which are not intended to pay or not expected to be paid, such amount of assets and liabilities are regarded as net investments. Any foreign exchange differences which have been incurred from these monetary assets and liabilities are presented in other comprehensive income and will be reclassified to the net income when they are sold.

(iii) Translation to the presentation currency

The assets and liabilities of foreign operations are translated into Korean won at the rate of exchange prevailing at the reporting date and their statements of comprehensive income are translated at average exchange rates during the year. The exchange differences arising on the translation are recognized in other comprehensive income.

Accounting for the trust accounts

Assets held in an agency or trust management capacities are not included in the separate financial statement in accordance with the Capital Market and Financial Investment Business Act, as they are not owned by the Bank. The Bank recognizes trust fees earned from the trust accounts as income from trust operations.

When a loss is incurred arising from trust accounts where the Bank provided a guarantee of principal or principal and interest repayment, the loss is recognized as a loss from trust operations.

Regulatory reserve for possible loan losses

In the case that the total sum of allowance for possible loan losses does not meet the amount prescribed in the Regulations on Supervision of Bank Business 29(1), the Bank is required to compensate the difference, if any, at the reporting date as a regulatory reserve for possible loan losses.

In the case that the amount of existing regulatory reserve for possible loan losses exceeds the amount needed to be laid aside as at the current period, the difference, if any, shall be reversed. If there is undisposed deficit, the Bank can accumulate reserves for possible loan losses after disposing deficit.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Net income after subtracting (adding) the transferred (reversed) amount of regulatory reserve for possible loan losses during the reporting period and adjusted earnings per share are disclosed in Note 37.

Significant accounting estimates and judgments

The preparation of the Bank’s separate financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Significant assumption and uncertainty, which may be adjusted during the upcoming period, are as follows:

(i) Fair value of financial assets

If the observable market price does not exist, the Bank needs to use valuation techniques to determine the fair value of the financial asset. When the financial asset is not traded frequently and the price of the asset is not reliable, the Bank should make extensive judgment to evaluate liquidity, market uncertainties, valuation assumptions and other valuation risks.

The Bank uses various valuation techniques with many variables and assumptions to determine the fair value of the financial asset.

(ii) Allowance for credit loss (allowance for possible loan losses, provision for payment guarantees and unused commitments)

The Bank assesses whether impairment exists for loans and provides allowance for possible loan losses. In addition, the Bank records a provision for payment guarantees and unused commitments after evaluating the possibilities of credit loss. The accuracy of such allowances depends on the expected cash flows of individual loans for individual assessment, and assumptions and variables applied in collective assessment and calculation of provision for payment guarantees and unused commitments.

(iii) Defined benefit obligation measurement

The defined benefit obligation is calculated annually by actuaries using the projected unit method and depends on actuarial assumptions and variables such as salary increase rate, retirement rate and discount rate.

3. Transition to K-IFRS

Transition to K-IFRS

The Bank’s opening K-IFRS statement of financial position was prepared as of January 1, 2010, the Bank’s date of transition to K-IFRS. In addition, the date of adoption of K-IFRS is January 1, 2011.

K-IFRS 1101 First-Time Adoption of Korean International Financial Reporting Standards allows the Bank, as a first-time adopter, certain exemptions from the retrospective application of certain K-IFRSs.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Optional exemptions from other K-IFRS

Optional exemptions other than provided by K-IFRS 1101 are detailed as follows:

Section	Contents
Cumulative translation differences	The cumulative translation differences for all foreign operations are deemed to be nil at the date of transition.

Investment in subsidiaries, jointly controlled entities and associates	Investment in subsidiaries, jointly controlled entities and associates at the date of transition to K-IFRS has been measured at K-GAAP carrying amounts.

Designation of previously recognized financial instruments	A financial product (provided it meets certain criteria) is designated as financial instruments at fair value through profit or loss or financial assets-available-for-sale.

Mandatory exceptions to the retrospective application

Mandatory exceptions to the retrospective application that the Bank has applied are as follows:

Section	Contents
Derecognition under K-IFRS 1039 Financial Instruments: Recognition and Measurement	K-IFRS 1039 has been applied only for the transactions entered into on or after January 1, 2010.

Exceptions to hedge accounting	Hedge accounting was applied only for the qualified transactions in accordance with K-IFRS 1039 at the date of transition.

Financial estimates

When preparing the Bank’s statement of financial position as of January 1, 2010, estimates were made consistently with the estimates made for the preparation of statutory financial statements in conformity with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”) on the same date.

Reconciliation of Korean GAAP to K-IFRS

Significant adjustments made by the Bank in changing its preliminary separate statement of financial position from Korean GAAP to K-IFRS as of January 1, 2010 are summarized in Note 48.

4. Operating segment information

Geographical segment information as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	Income				Non-current assets(*)
	Year ended December 31, 2011		Year ended December 31, 2010		December 31, 2011		December 31, 2010		January 1, 2010
Domestic	(Won)	14,683,282	(Won)	16,877,721	(Won)	6,268,032	(Won)	4,668,755	(Won)	3,281,612
International		829,341		906,864		2,687		3,191		3,243

	(Won)	15,512,623	(Won)	17,784,585	(Won)	6,270,719	(Won)	4,671,946	(Won)	3,284,855

(*)	Non-current assets comprise investments in subsidiaries and associates, property and equipment, investment properties and intangible assets.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

5. Net interest income

The details of net interest income for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Interest income:
Interest income from due from banks	(Won)	24,614	(Won)	19,356
Interest income from financial assets held-for-trading		45,887		37,750
Interest income from financial assets-available-for-sale		904,230		886,072
Interest income from financial assets-held-to-maturity		6,587		4,448
Interest income from loans		3,593,097		3,502,675

		4,574,415		4,450,301
Interest expense:
Interest expense on financial liabilities designated at FVTPL		55,238		62,490
Interest expense on due to customers		837,366		468,394
Interest expense on borrowings		457,733		516,874
Interest expense on debt issued		1,646,407		1,775,202

		2,996,744		2,822,960

	(Won)	1,577,671	(Won)	1,627,341

6. Net fee and commission income

The details of net fee and commission income for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Commission income:
Loan handling fee	(Won)	213,640	(Won)	234,207
Underwriting and investment financing commissions		222,558		216,430
Brokerage and agency commissions		30,987		15,922
Trust and retirement pension commissions		23,816		18,348
Asset management fee		3,326		915
Other commissions		67,701		28,732

		562,028		514,554
Fee expenses:
Brokerage and agency fees		7,251		11,072
Other fees		13,035		10,670

		20,286		21,742

	(Won)	541,742	(Won)	492,812

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

7. Dividend income

The details of dividend income for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Financial assets held-for-trading	(Won)	347	(Won)	87
Financial assets-available-for-sale		66,147		49,486
Investment in subsidiaries and associates		114,156		134,942

	(Won)	180,650	(Won)	184,515

8. Net gain from financial assets and liabilities held-for-trading

Net gain from financial assets and liabilities held-for-trading for the years ended December 31, 2011 and 2010 is as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Gains from financial assets and liabilities held-for-trading:
Gain on sale	(Won)	149,693	(Won)	114,636
Gain on valuation		6,702		14,743

		156,395		129,379

Losses from financial assets and liabilities held-for-trading:
Loss on sale		34,432		26,854
Loss on valuation		845		5,568
Trading expense		422		303

		35,699		32,725

	(Won)	120,696	(Won)	96,654

9. Net loss from financial assets and liabilities designated at FVTPL

Net loss from financial assets and liabilities designated at FVTPL for the years ended December 31, 2011 and 2010 is as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Gains from financial assets and liabilities designated at FVTPL:
Gain on valuation	(Won)	5,486	(Won)	—
Gain on redemption		52		5,958

		5,538		5,958
Losses from financial assets and liabilities designated at FVTPL:
Loss on valuation		48,953		80,310
Loss on redemption		386		8,971

		49,339		89,281

	(Won)	(43,801)	(Won)	(83,323)

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

10. Net gain from financial assets-available-for-sale

Net gain from financial assets-available-for-sale for the years ended December 31, 2011 and 2010 is as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Gains from financial assets-available-for-sale:
Gain on sale	(Won)	216,370	(Won)	1,230,434
Reversal of impairment losses		77,609		22,571

		293,979		1,253,005
Losses from financial assets-available-for-sale:
Loss on sale		13,953		37,997
Impairment losses		263,842		169,264

		277,795		207,261

	(Won)	16,184	(Won)	1,045,744

11. Net gain from foreign currency transaction and derivative financial instruments

Net gain from foreign currency transaction and derivative financial instruments for the years ended December 31, 2011 and 2010 is as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Gain (loss) on foreign currencies trading:
Gain on foreign currencies trading	(Won)	937,925	(Won)	962,625
Loss on foreign currencies trading		(979,147)		(1,031,415)

		(41,222)		(68,790)
Gain (loss) on foreign exchange translation:
Gain on foreign exchange translation		182,923		129,504
Loss on foreign exchange translation		(153,777)		(98,749)

		29,146		30,755
Gain (loss) from trading purpose of derivatives:
Gain from trading purpose of derivatives:
Interest related derivatives		1,920,498		2,228,454
Currency related derivatives		5,505,469		6,413,282
Stock related derivatives		87,472		73,983
Commodity related derivatives		61,090		154,033
Embedded derivatives		366,545		154,615
Gain on adjustment of derivatives		6,952		10,893

		7,948,026		9,035,260
Loss from trading purpose of derivatives:
Interest related derivatives		1,910,900		2,386,752
Currency related derivatives		5,183,196		6,237,839
Stock related derivatives		93,910		71,004
Commodity related derivatives		55,067		152,484
Embedded derivatives		41,724		23,989
Loss on adjustment of derivatives		11,315		36,170

		7,296,112		8,908,238

		651,914		127,022

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	Year ended December 31, 2011		Year ended December 31, 2010
Gain (loss) from hedging purpose of derivatives:
Gain from hedging purpose of derivatives:
Interest related derivatives		160,183		246,401
Currency related derivatives		80,373		269,694
Gain on adjustment of derivatives		9,704		10,199

		250,260		526,294
Loss from hedging purpose derivatives:
Interest related derivatives		136,290		49,840
Currency related derivatives		127,640		126,872
Loss on adjustment of derivatives		4,240		4,671

		268,170		181,383

		(17,910)		344,911
Gains (loss) from fair value hedge instrument:
Gain from fair value hedge instrument:
Gain on valuation		228,115		270,978
Gain on redemption		56,790		50,976

		284,905		321,954
Loss from fair value hedge instrument:
Loss on valuation		349,732		552,677
Loss on redemption		54,541		59,822

		404,273		612,499

		(119,368)		(290,545)

	(Won)	502,560	(Won)	143,353

12. Other operating income (expense)

Other operating income (expense) for the years ended December 31, 2011 and 2010 is as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Other operating income:
Gain on sale of loans	(Won)	81,819	(Won)	135,364
Reversal of other allowances		31,111		109,683
Gain related to investment in subsidiaries and associates		4,170		13,759
Others		14,329		5,718

		131,429		264,524
Other operating expense:
Loss on sale of loans		175,924		533,066
Provision for other allowances		119,604		49,948
Loss related to investment in subsidiaries and associates		2,777		10,762
Insurance premium paid		30,124		15,274
Others		178,108		154,160

		506,537		763,210

	(Won)	(375,108)	(Won)	(498,686)

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

13. General administrative expenses

General administrative expenses for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Payroll costs:
Short-term salary	(Won)	233,962	(Won)	219,232
Early retirement compensation (voluntary)		53,733		18,504
Severance pay		4,403		2,241

		292,098		239,977
Employee welfare		30,097		20,642
Depreciation of property and equipment		17,096		16,792
Amortization of intangible assets		15,676		12,852
Other:
Rental fee		19,256		16,920
Taxes and dues		15,852		15,252
Advertising expenses		27,725		15,374
Others		81,552		76,433

		144,385		123,979

	(Won)	499,352	(Won)	414,242

14. Other non-operating income (expense)

The details of other non-operating income (expense) for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Other non-operating income:
Rental income	(Won)	1,706	(Won)	1,623
Gain on disposal of non-current assets held-for-sale		—		179
Gain on disposal of property and equipment		35		139
Others		2,409		4,771

	(Won)	4,150	(Won)	6,712

Other non-operating expense:
Donations	(Won)	24,352	(Won)	20,983
Depreciation for investment properties		1,056		1,023
Impairment loss in investment properties		—		7,174
Loss on disposal of non-current assets held-for-sale		—		179
Loss on disposal of property and equipment		39		2
Others		1,707		1,350

	(Won)	27,154	(Won)	30,711

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

15. Income tax expense

The major components of income tax expense for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Current income tax(*)	(Won)	267,724	(Won)	398,246
Change in deferred income tax due to temporary differences		80,750		48,423

Income tax effect		348,474		446,669
Deferred income tax recognized directly to equity		30,814		(28,706)
Change in income tax due to consolidated tax filing		(5,471)		(1,633)

Income tax expense	(Won)	373,817	(Won)	416,330

(*)	Changes in current income tax due to previous year’s final tax filing are included.

The net income before income tax and income tax expense for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Net income before income tax	(Won)	1,786,218	(Won)	1,489,023

Income tax calculated using an enacted tax rate		432,238		360,317
Adjustments:
Non-deductible losses		371,267		142,089
Tax free gains		(244,376)		(94,911)
Non-recognition of:
deferred income tax assets		—		31,406
deferred income tax liabilities		(3,697)		—
Tax deduction		(13,980)		—
Change in income tax due to consolidated tax filing		(5,471)		(1,633)
Others		(162,164)		(20,938)

		(58,421)		56,013

Income tax expense	(Won)	373,817	(Won)	416,330

16. Earnings per share

The Bank represents its diluted and basic earnings per ordinary share in separate statement of comprehensive income. Basic earnings per share amounts are calculated by dividing net profit for the period attributable to ordinary share holders of the Bank by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share amounts are calculated by adjusting net profit attributable to ordinary shareholders of the Bank for basic earnings considered potential ordinary shares with dilution effect and weighted-average number of ordinary shares outstanding.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Basic earnings per share for the years ended December 31, 2011 and 2010 are calculated as follows (Korean won and shares in units):

	Year ended December 31, 2011		Year ended December 31, 2010
Net profit attributable to ordinary shareholders of the Bank	(Won)	1,412,400,545,773	(Won)	1,072,693,294,126
Weighted average number of ordinary shares outstanding		1,850,372,235		1,849,879,084

Basic earnings per share	(Won)	763	(Won)	580

Weighted-average number of ordinary shares outstanding for the years ended December 31, 2011 and 2010 are calculated as follows (shares and day in units):

Year ended December 31, 2011
Number of shares outstanding	Duration	Cumulative shares	Weighted number of shares outstanding
1,850,372,235	365	675,385,865,775	1,850,372,235

Year ended December 31, 2010
	Number of shares outstanding	Duration	Cumulative shares	Weighted number of shares outstanding
Number of issued shares as of January 1, 2010	1,848,372,235	365	674,655,865,775	1,848,372,235
Capital injection	2,000,000	275	550,000,000	1,506,849

December 31, 2010	1,850,372,235		675,205,865,775	1,849,879,084

Diluted and basic earnings per share for the years ended December 31, 2011 and 2010 are identical as the Bank did not issue any potentially diluted common shares.

17. Cash and due from banks

Cash and due from banks as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Cash	(Won)	91,476	(Won)	56,093	(Won)	66,915
Due from banks in Korean won:
Due from Bank of Korea (“BOK”)		262,554		88,165		646,172
Other due from banks in Korean won		88,464		187,252		174,506
Due from banks in foreign currency/off-shores		1,523,345		843,593		1,087,763

	(Won)	1,965,839	(Won)	1,175,103	(Won)	1,975,356

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Restricted due from banks as of December 31, 2011, December 31, 2010, and January 1, 2010 are summarized as follows (Korean won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Deposits with BOK	(Won)	353,639	(Won)	180,704	(Won)	705,876
Reserve for payment of principal on behalf of SPC		88,050		157,210		141,853
Others		66,215		64,633		46,689

	(Won)	507,904	(Won)	402,547	(Won)	894,418

18. Financial assets held-for-trading

The details of financial assets held-for-trading as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Held-for-trading in Korean won:
Equity securities	(Won)	2,621	(Won)	8,345	(Won)	—
Debt securities:
Government bonds		847,204		823,528		224,243
Financial bonds		131,314		50,928		180,395
Corporate bonds		—		—		10,050
Commercial paper		88,677		138,919		128,880

		1,067,195		1,013,375		543,568
Beneficiary certificates		1,452,781		3,180,285		993,953

		2,522,597		4,202,005		1,537,521
Held-for-trading in foreign currency and off-shores investments:
Equity securities		3,988		17,217		—
Debt securities		13,833		2,498		71,797
Beneficiary certificates		45,491		17,475		—

		63,312		37,190		71,797

	(Won)	2,585,909	(Won)	4,239,195	(Won)	1,609,318

The details of debt securities in financial assets held-for-trading as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011
	Par value		Acquisition cost		Fair value (carrying amount)
Government bonds	(Won)	840,000	(Won)	849,767	(Won)	847,204
Financial bonds		132,000		132,094		131,314
Commercial paper		90,000		88,671		88,677
Debt securities in foreign currency		13,840		13,121		13,833

	(Won)	1,075,840	(Won)	1,083,653	(Won)	1,081,028

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	December 31, 2010
	Par value		Acquisition cost		Fair value (carrying amount)
Government bonds	(Won)	818,000	(Won)	820,455	(Won)	823,52
Financial bonds		51,000		50,875		50,928
Commercial paper		140,000		138,915		138,919
Debt securities in foreign currency		2,505		2,457		2,498

	(Won)	1,011,505	(Won)	1,012,702	(Won)	1,015,873

	January 1, 2010
	Par value		Acquisition cost		Fair value (carrying amount)
Government bonds	(Won)	224,000	(Won)	225,768	(Won)	224,243
Financial bonds		181,000		181,086		180,395
Corporate bonds		10,000		10,084		10,050
Commercial paper		130,000		128,881		128,880
Debt securities in foreign currency		73,103		70,490		71,797

	(Won)	618,103	(Won)	616,309	(Won)	615,365

Debt securities in Korean won are measured at the lower of fair values provided by KIS Bonds Pricing Inc. and Korea Asset Pricing Co. Debt securities in foreign currency are measured at the lower of the fair values provided by NICE Bonds Pricing Services Inc. and the Korea Asset Pricing Co.

19. Financial assets designated at FVTPL

The financial assets designated at FVTPL as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Loans	(Won)	—	(Won)	—	(Won)	89,503

The above financial assets designated at FVTPL consist of equity index linked securities, which are not separated from host contracts, and the entire financial asset is designated at FVTPL.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

20. Financial assets-available-for-sale

The details of financial assets-available-for-sale as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Available-for-sale in Korean won:
Equity securities	(Won)	2,810,301	(Won)	2,230,995	(Won)	2,893,201
Debt securities:
Government and public bonds		842,553		938,811		1,082,033
Financial bonds		4,027,149		3,649,045		3,922,906
Corporate bonds		12,482,509		10,006,291		13,593,502
Others(*)		453,519		463,348		—

		17,805,730		15,057,495		18,598,441
Beneficiary certificates		729,811		1,338,854		2,714,851

		21,345,842		18,627,344		24,206,493
Available-for-sale in foreign currency and off-shore investments:
Equity securities		22,138		12,464		12,636
Debt securities		4,089,237		3,859,517		3,995,178
Beneficiary certificates		194,622		177,570		42,334

		4,305,997		4,049,551		4,050,148
Financial assets-available-for-sale lended		61,699		—		—

	(Won)	25,713,538	(Won)	22,676,895	(Won)	28,256,641

(*)	GM Korea Company’s callable preferred stocks were classified as debt securities.

Changes in carrying value of financial assets-available-for-sale for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Beginning balance	(Won)	22,676,895	(Won)	28,256,641
Acquisition		23,826,703		12,295,903
Disposal and redemption		(20,370,089)		(17,893,205)
Changes due to amortization		13,798		(22,603)
Changes in fair value		(235,968)		134,458
Impairment loss		(263,842)		(169,264)
Reversal of impairment loss		77,609		22,571
Reclassification		(11,135)		52,417
Foreign exchange differences		(433)		(23)

Ending balance	(Won)	25,713,538	(Won)	22,676,895

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

The details of marketable financial assets-available-for-sale (including equity securities in foreign currencies) as of December 31, 2011, December 31, 2010, and January 1, 2010 consist of the following (Korean won in millions):

	December 31, 2011			December 31, 2010		January 1, 2010
Company	Ownership (%)	Fair value (carrying Amount)		Fair value (carrying Amount)		Fair value (carrying Amount)
KUMHO Petrochemical Co., Ltd.	14.05	(Won)	590,984	(Won)	—	(Won)	—
STX Pan Ocean Co., Ltd.	14.99		187,637		353,347		348,718
KUMHO Tire Inc.	12.43		115,282		74,771		—
Doosan Heavy Industries & Construction Co., Ltd.	1.27		87,684		115,565		610,889
Asiana Airlines Inc.	6.66		78,690		117,852		44,469
Sungjin Geotec Co., Ltd.	14.90		75,034		—		—
Ssangyong Cement Industry Co., Ltd.	14.86		44,740		69,140		94,738
ILJIN Materials Co., Ltd.	6.63		44,200		10,026		—
KUMHO Industrial Co., Ltd.	12.25		40,133		85,003		—
STX Corporation	4.74		32,811		68,494		40,375
Unison Co., Ltd.	13.67		32,000		—		—
Daihan Eunpakgy	22.71		9,234		2,815		2,846
KOCREF15CR-REIT	15.00		8,184		9,374		9,300
Taesan LCD Co., Ltd. (*)	13.13		7,772		17,808		9,995
SIMPAC Inc.	5.24		7,513		6,202		3,480
Others			86,871		49,917		148,569

		(Won)	1,448,769	(Won)	980,314	(Won)	1,313,379

(*)	Listed shares with disposal restrictions are measured at fair value provided by independent appraisal agencies.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

The details of non-marketable financial assets-available-for-sale (including equity securities in foreign currencies) as of December 31, 2011, December 31, 2010, and January 1, 2010 consist of the following (Korean won in millions):

Company	December 31, 2011			December 31, 2010		January 1, 2010
	Ownership (%)	Fair value (carrying Amount)		Fair value (carrying Amount)		Fair value (carrying Amount)
Daehan Shipbuilding Co., Ltd.(*)	53.20	(Won)	109,634	(Won)	2,238	(Won)	2,618
Consumer Credit Assistant Fund Co., Ltd.	4.67		102,198		102,198		102,198
Pantech Co., Ltd.(*)	15.09		108,501		101,268		103,762
Hyundai Engineering Co., Ltd.	14.84		63,952		56,242		5,740
United Private Equity Fund 1st	11.50		92,000		—		—
Korea Securities Finance	10.38		39,214		34,523		29,397
Hwan Young Steel Ind. Co., Ltd.	14.28		33,250		32,541		32,983
Shinbundang Railroad Co., Ltd.	10.28		31,377		28,881		23,790
Econhill Development Co., Ltd.	14.00		23,996		17,013		17,013
Alpha dome City Co., Ltd.	4.32		19,668		19,668		11,800
Nonperforming Asset Management Fund	10.47		18,059		30,901		48,880
Samsung General Chemicals Co., Ltd.	6.49		47,292		43,328		38,391
Kangnam Beltway	12.58		16,291		15,420		13,973
Others			678,238		778,924		1,161,913

		(Won)	1,383,670	(Won)	1,263,145	(Won)	1,592,458

(*)	Listed shares with disposal restrictions are measured at fair value provided by independent appraisal agencies.

Equity securities-available-for-sale with disposal restrictions as of December 31, 2011, December 31, 2010, and January 1, 2010 are summarized as follows (Shares in unit and Korean won in millions):

	December 31, 2011
Company	Number of shares	Carrying amount		Restricted term
Pantech Co., Ltd.	249,427,382	(Won)	108,501	Until resolution of the shareholder’s meeting
Daehan Shipbuilding Co., Ltd.	14,753,600		109,634	Until December 31, 2013
KUMHO Tire Inc.	13,161,600		115,282	Until December 31, 2014
Ssangyong Cement Industry Co., Ltd.	11,090,842		44,740	Not defined
Taesan LCD Co., Ltd.	7,027,574		7,772	Until December 31, 2013
KUMHO Industrial Co., Ltd.	6,633,608		40,133	Until December 31, 2014
Hanchang Paper Co., Ltd.	6,409,200		3,237	Until December 31, 2012
Jeayoung Solutec Co., Ltd.	1,962,000		1,283	Until December 31, 2012
MB CORP Co., Ltd.	480,975		345	Until January 12, 2012
Hanil Engineering &Construction Co., Ltd.	909,600		1,519	Until December 31, 2014
Young Gwang Stainless Co., Ltd.	413,000		681	Until December 31, 2012
Daewoo Electronics Corporation	12,063		1,790	Until March 31, 2013

		(Won)	434,917

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	December 31, 2010
Company	Number of shares	Carrying amount		Restricted term
Pantech Co., Ltd.	249,427,382	(Won)	101,268	Until December 31, 2011
KUMHO Tire Co., Inc.	13,161,600		74,771	Until December 31, 2014
Ssangyong Cement Industry Co., Ltd.	11,090,842		69,140	Not defined
Taesan LCD Co., Ltd.	7,027,574		17,808	Until December 31, 2013
KUMHO Industrial Co., Ltd.	6,633,608		85,003	Until December 31, 2014
Hanchang Paper Co., Ltd.	6,409,200		3,230	Until December 31, 2012
Daewoo Electronics Corporation	2,412,662		2,085	Until March 31, 2011
Daehan Shipbuilding Co., Ltd.	309,500		2,238	Until December 31, 2013
Young Gwang Stainless Co., Ltd.	413,000		772	Until December 31, 2012

		(Won)	356,315

	January 1, 2010
Company	Number of shares	Carrying amount		Restricted term
Ssangyong Cement Industry Co., Ltd.	11,092,842	(Won)	94,738	Not defined
Hanchang Paper Co., Ltd.	9,156,000		4,779	Until August 8, 2010
Daehan Eunpakgy Co., Ltd.	2,815,093		2,846	Until March 27, 2010
Daewoo Electronics Corporation	2,412,662		1,884	Until March 31, 2011

		(Won)	104,247

The details of debt securities-available-for-sale as of December 31, 2011, December 31, 2010, and January 1, 2010 are summarized as follows (Korean won in millions):

	December 31, 2011
	Par value		Acquisition cost		Fair value (carrying amount)
Government and public bonds	(Won)	808,048	(Won)	850,285	(Won)	842,553
Finance bonds		4,020,000		4,036,573		4,027,149
Corporate bonds		12,638,672		12,634,175		12,482,509
Bonds in foreign currencies		4,862,584		4,950,270		4,089,237
Available-for-sale bonds lended		60,000		62,385		61,699
Others		614,388		265,259		453,519

	(Won)	23,003,692	(Won)	22,798,947	(Won)	21,956,666

	December 31, 2010
	Par value		Acquisition cost		Fair value (carrying amount)
Government and public bonds	(Won)	918,826	(Won)	965,760	(Won)	938,811
Finance bonds		3,640,000		3,649,624		3,649,045
Corporate bonds		11,210,266		11,169,389		10,006,291
Bonds in foreign currencies		3,905,897		3,985,741		3,859,517
Others		614,388		265,259		463,348

	(Won)	20,289,377	(Won)	20,035,773	(Won)	18,917,012

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	January 1, 2010
	Par value		Acquisition cost		Fair value (carrying amount)
Government and public bonds	(Won)	1,075,000	(Won)	1,131,286	(Won)	1,082,033
Finance bonds		3,940,000		3,951,579		3,922,906
Corporate bonds		13,873,089		13,818,425		13,593,502
Bonds in foreign currencies		4,168,939		4,176,729		3,995,178

	(Won)	23,057,028	(Won)	23,078,019	(Won)	22,593,619

Debt securities in Korean won are measured at the lower of fair values provided by KIS Bonds Pricing Inc. and Korea Asset Pricing Co. Debt securities in foreign currency are measured at the lower of the fair values provided by NICE Bonds Pricing Services Inc. and the Korea Asset Pricing Co.

21. Financial assets-held-to-maturity

The details of financial assets-held-to-maturity as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	Amortized cost						Fair value
	December 31, 2011		December 31, 2010		January 1, 2010		December 31, 2011		December 31, 2010		January 1, 2010
Government and public bonds	(Won)	9,266	(Won)	9,848	(Won)	16,662	(Won)	9,250	(Won)	10,483	(Won)	15,334
Corporate bonds		100,600		127,000		50,000		102,113		129,370		50,853
Others		978		847		859		978		847		859

	(Won)	110,844	(Won)	137,695	(Won)	67,521	(Won)	112,341	(Won)	140,700	(Won)	67,046

Changes in carrying value of financial assets-held-to-maturity for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Beginning balance	(Won)	137,695	(Won)	67,521
Acquisition		2,166		81,679
Disposal and redemption		(29,113)		(10,360)
Changes due to amortization		96		(1,145)

Ending balance	(Won)	110,844	(Won)	137,695

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

22. Loans and allowance for possible loan losses

The details of loans as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	Amortized cost						Fair value
	December 31, 2011		December 31, 2010		January 1, 2010		December 31, 2011		December 31, 2010		January 1, 2010
Loans in Korean won:
Loans for facility development	(Won)	28,189,410	(Won)	24,332,971	(Won)	24,695,227	(Won)	28,390,219	(Won)	24,395,221	(Won)	24,483,608
Loans for working capital		17,831,132		13,586,684		12,121,625		17,626,321		13,270,246		11,871,473
Inter-bank loans		581,865		513,262		429,630		549,002		484,217		396,373
Private loans		323,691		45,363		20,249		333,985		46,509		19,607

		46,926,098		38,478,280		37,266,731		46,899,527		38,196,193		36,771,061
Loans in foreign currency:
Loans		12,988,603		12,328,793		12,966,866		13,070,379		12,350,815		12,887,500
Off-shore loan receivables		4,809,746		3,995,358		3,665,882		4,905,964		3,922,419		3,616,365
Inter-bank loans		1,906,361		1,029,070		909,264		1,906,281		1,029,294		909,035
Loans borrowed from overseas financial institutions		328,521		343,067		1,575,954		333,233		345,759		1,646,663

		20,033,231		17,696,288		19,117,966		20,215,857		17,648,287		19,059,563
Other loans:
Private-placed corporate bonds		5,704,030		6,724,279		11,426,504		5,687,223		6,570,343		11,421,315
Bills bought in foreign currencies		1,890,729		1,720,579		2,315,945		1,881,596		1,714,435		2,299,302
Advance payments on acceptances and guarantees		68,426		125,936		75,401		66,000		45,318		56,096
Others		6,758,141		7,312,001		5,916,243		6,742,967		7,305,730		5,351,650

		14,421,326		15,882,795		19,734,093		14,377,786		15,635,826		19,128,363

	(Won)	81,380,655	(Won)	72,057,363	(Won)	76,118,790	(Won)	81,493,170	(Won)	71,480,306	(Won)	74,958,987

Less:
Allowance for possible loan losses		(865,254)		(1,145,406)		(912,782)
Present value discount		(69,946)		(115,933)		(90,216)
Deferred loan origination fees		(30,661)		(25,497)		(15,328)

	(Won)	80,414,794	(Won)	70,770,527	(Won)	75,100,464

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Changes in allowance for possible loan losses for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011
	Loans in Korean won								Other loans
	Loans for working capital		Loans for facility development		Others		Loans in foreign currencies		Private - placed corporate bonds		Others		Total
Beginning balance	(Won)	403,465	(Won)	154,547	(Won)	46	(Won)	230,978	(Won)	235,739	(Won)	120,631	(Won)	1,145,406
Net increase (decrease) in allowance for possible loan losses		230,786		69,985		676		348		(34,244)		(59,468)		208,083
Write-off		(248,827)		(12,295)		—		(62,776)		(5,610)		(1,390)		(330,898)
Foreign exchange differences		—		—		—		1,710		—		—		1,710
Others		(78,994)		(34,686)		—		(24,134)		(14,979)		(6,254)		(159,047)

Ending balance	(Won)	306,430	(Won)	177,551	(Won)	722	(Won)	146,126	(Won)	180,906	(Won)	53,519	(Won)	865,254

	Year ended December 31, 2010
	Loans in Korean won								Other loans
	Loans for working capital		Loans for facility development		Others		Loans in foreign currencies		Private - placed corporate bonds		Others		Total
Beginning balance	(Won)	396,154	(Won)	181,645	(Won)	50	(Won)	203,683	(Won)	66,594	(Won)	64,656	(Won)	912,782
Net increase (decrease) in allowance for possible loan losses		554,486		18,259		(3)		95,589		230,401		67,287		966,019
Write-off		(217,285)		(35,941)		—		(46,908)		(47,287)		(17,573)		(364,994)
Foreign exchange differences		—		—		—		(54)		—		(5)		(59)
Others		(329,890)		(9,416)		(1)		(21,332)		(13,969)		6,266		(368,342)

Ending balance	(Won)	403,465	(Won)	154,547	(Won)	46	(Won)	230,978	(Won)	235,739	(Won)	120,631	(Won)	1,145,406

Gains (losses) related loans for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Credit loss expense	(Won)	(208,083)	(Won)	(966,019)
Net loss on sale of loans		(94,105)		(397,702)

	(Won)	(302,188)	(Won)	(1,363,721)

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

23. Derivative financial instruments

The Bank’s derivative financial instruments consist of held-for-trading and derivatives used as fair value hedge, depending on the nature of each transaction. The Bank enters into derivatives used as fair value hedge transactions mainly for the purpose of hedging fair value risk related to changes in fair value of the underlying assets and liabilities.

The Bank enters into derivatives held-for-trading transactions such as futures, forwards, swaps and options for arbitrage transactions by speculating on the future value of the underlying asset. Trading derivative transactions include contracts with the Bank’s customers and its liquidation position.

For the purpose of hedging the exposure to the variability of fair values of funds in Korean won by changes in interest rate, the Bank mainly uses interest swaps or currency swaps. The main counterparties are financial institutions and local banks. To hedge against the exposure to the variability of fair values of bonds on foreign currency by changes in interest or currency rates, the Bank primarily relies on interest swaps or currency swaps.

The notional amounts outstanding for derivatives contracts and the fair values of the derivative instruments held as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011
	Notional amounts				Fair value
	Bought		Sold		Asset		Liability
Trading derivative instruments:
Interest	(Won)	184,515,634	(Won)	185,305,873	(Won)	1,645,241	(Won)	1,660,279
Currency		58,529,502		56,874,593		2,772,533		2,419,664
Equity		345,923		569,890		8,333		24,727
Commodities		614,478		614,478		24,390		24,390
Embedded derivatives		391,822		—		85,792		—
Valuation adjustments		—		—		(25,253)		1,305

		244,397,359		243,364,834		4,511,036		4,130,365
Hedging derivatives instruments:
Interest		12,627,955		12,627,955		613,357		55,174
Currency		5,128,962		4,870,341		465,364		101,277
Valuation adjustments		—		—		7,338		2,448

		17,756,917		17,498,296		1,086,059		158,899

	(Won)	262,154,276	(Won)	260,863,130	(Won)	5,597,095	(Won)	4,289,264

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	December 31, 2010
	Notional amounts				Fair value
	Bought		Sold		Asset		Liability
Trading derivative instruments:
Interest	(Won)	161,829,543	(Won)	162,908,097	(Won)	1,391,639	(Won)	1,666,178
Currency		52,638,162		51,670,867		3,250,376		2,758,899
Equity		146,903		412,718		8,836		25,765
Commodities		441,510		441,510		12,576		12,393
Embedded derivatives		548,950		548,950		233,770		—
Valuation adjustments		—		—		(39,982)		2,954

		215,605,068		215,982,142		4,857,215		4,466,189
Hedging derivatives instruments:
Interest		12,831,019		12,831,019		596,035		71,155
Currency		5,406,094		5,013,358		622,160		115,885
Valuation adjustments		—		—		12,690		14,474

		18,237,113		17,844,377		1,230,885		201,514

	(Won)	233,842,181	(Won)	233,826,519	(Won)	6,088,100	(Won)	4,667,703

	January 1, 2010
	Notional amounts				Fair value
	Bought		Sold		Asset		Liability
Trading derivative instruments:
Interest	(Won)	161,348,140	(Won)	159,618,395	(Won)	1,440,598	(Won)	1,848,596
Currency		56,464,556		53,949,247		5,240,602		4,428,846
Equity		159,387		203,523		1,022		29,426
Commodities		397,922		397,955		87,448		84,968
Embedded derivatives		356,726		—		68,248		—
Valuation adjustments		—		—		(51,780)		2,269

		218,726,731		214,169,120		6,786,138		6,394,105
Hedging derivatives instruments:
Interest		10,137,751		10,288,655		330,282		174,599
Currency		5,425,027		4,981,724		552,550		75,294
Valuation adjustments		—		—		(7,301)		(10,823)

		15,562,778		15,270,379		875,531		239,070

	(Won)	234,289,509	(Won)	229,439,499	(Won)	7,661,669	(Won)	6,633,175

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

24. Investments in subsidiaries and associates

Investments in subsidiaries and associates as of December 31, 2011, December 31, 2010, and January 1, 2010 are summarized as follows (Korean won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Subsidiaries:
KDB Asia Ltd.	(Won)	214,807	(Won)	214,807	(Won)	214,807
KDB Ireland Ltd.		62,389		62,389		62,389
UzKDB Bank		18,634		18,634		18,634
KDB Hungary Ltd.		151,952		151,952		151,952
Banco KDB Do Brazil S.A		99,531		—		15,910
RBS Uz		18,730		—		—
Korea Infrastructure Fund		36,232		37,107		64,301
KDB Consus Value PEF		254,828		253,845		—
KDB Value PEF I		—		—		46,450
KDB Value PEF II		—		—		136,807
KDB Value PEF III		42,419		62,302		62,302
KDB Value PEF VI(*)		2,228,660		1,003,870		—
KDB Turn Around		64,436		52,666		46,866
KDB Venture M&A PEF		—		13,599		13,599
Components and Materials M&A PEF		116,441		53,566		—
KoFC-KDB Materials and Components Investment Fund No. 1		25,000		12,500		—

Associates:
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		1,040,486		1,040,486		1,040,486
GM Korea Company		287,774		287,774		—
Korea BTL Fund I		252,997		219,253		172,378
KDB electronic power PEF		149,858		149,858		126,151
Korea Infrastructure Fund II		125,347		115,164		96,795
Korea Education Fund		84,211		82,449		73,312
Korea Railroad Fund I		172,179		131,677		73,176
Sungjin Geotec Co., Ltd		—		—		60,542
Others		249,856		135,214		229,103

	(Won)	5,696,767	(Won)	4,099,112	(Won)	2,705,960

(*)	KDB Value PEF VI increases its capital by (Won)1,226,786 million in current year.

The details of marketable investments in associates as of December 31, 2011 consist of the following (Korean won in millions):

Company	Market value		Carrying amount
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	(Won)	1,453,762	(Won)	1,040,486

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

The keys of financial information of subsidiaries and associates invested and ownership ratios are as follows (Korean won in millions):

				December 31, 2011
Category	Investee’s name	Country	Industry	Assets		Liabilities		Equity		Operating revenue		Operating income (loss)		Ownership (%)
Subsidiaries	KDB Asia Ltd.	Hongkong	Financial service	(Won)	866,871	(Won)	621,406	(Won)	245,465	(Won)	39,508	(Won)	15,179	100.00
"	KDB Ireland Ltd.	Ireland	Financial service		370,981		300,195		70,786		23,393		5,666	100.00
"	UzKDB Bank	Uzbekistan	Financial service		480,524		441,830		38,694		18,598		7,464	61.11
"	KDB Hungary Ltd.	Hungary	Financial service		775,936		648,354		127,582		99,186		3,051	100.00
"	Banco KDB Do Brazil S.A	Brazil	Financial service		399,183		359,645		39,538		136,551		3,492	100.00
	RBS Uz	Uzbekistan	Financial service		345,438		319,786		25,652		11,110		753	82.35
"	Korea Infrastructure Fund	Korea	Financial investment		37,696		15		37,681		2,565		2,135	85.00
"	KDB Consus Value PEF	Korea	Financial investment		10,008,311		9,370,334		637,977		2,763,055		(34,684)	40.52
"	KDB Value PEF I	Korea	Financial investment		16		—		16		54		(37)	77.02
"	KDB Value PEF II	Korea	Financial investment		24,511		24,823		(312)		29,540		5,372	51.93
"	KDB Value PEF III	Korea	Financial investment		58,701		131		58,570		250		(1,471)	100.00
"	KDB Value PEF VI	Korea	Financial investment		12,171,388		7,597,954		4,573,434		7,237,869		(93,183)	99.84
"	KDB Turn Around	Korea	Financial investment		309,205		300,428		8,777		209,267		(24,646)	95.15
"	KDB Venture M&A PEF	Korea	Financial investment		15,535		109		15,426		21,300		20,730	57.56
"	Components and Materials M&A PEF	Korea	Financial investment		135,255		1,120		134,135		1,961		(2,834)	83.33
"	KoFC-KDB Materials and Components Investment Fund No. 1	Korea	Financial investment		50,071		255		49,816		1,028		15	50.00

Associates	Daewoo Shipbuilding & Marine Engineering Co., Ltd.	Korea	Manufacturing		16,690,081		12,186,237		4,503,844		13,911,836		650,532	31.26
"	GM Korea Company	Korea	Manufacturing		10,336,775		8,173,418		2,163,357		2,015,990		(39,534)	17.02
"	Korea BTL Fund I	Korea	Financial investment		618,198		412		617,786		16,304		15,397	41.67
"	KDB electronic power PEF	Korea	Financial investment		303,889		12,476		291,413		12,867		12,425	50.00
"	Korea Infrastructure Fund II	Korea	Financial investment		601,235		123,597		477,638		23,777		17,708	26.67
"	Korea Education Fund	Korea	Financial investment		170,914		9		170,905		4,536		4,315	50.00
"	Korea Railroad Fund I	Korea	Financial investment		350,556		10		350,546		9,392		8,536	50.00

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

				December 31, 2010
Category	Investee’s name	Country	Industry	Assets		Liabilities		Equity		Operating revenue		Operating income (loss)		Ownership (%)
Subsidiaries	KDB Asia Ltd.	Hongkong	Financial service	(Won)	803,055	(Won)	569,095	(Won)	233,960	(Won)	42,004	(Won)	14,492	100.00
"	KDB Ireland Ltd.	Ireland	Financial service		398,096		330,375		67,721		26,104		6,580	100.00
"	UzKDB Bank	Uzbekistan	Financial service		218,692		184,798		33,894		16,183		7,645	61.11
"	KDB Hungary Ltd.	Hungary	Financial service		752,292		611,634		140,658		92,710		7,507	100.00
"	Banco KDB Do Brazil S.A	Brazil	Financial service		535,901		599,201		(63,300)		289,224		(139,282)	100.00
"	Korea Infrastructure Fund	Korea	Financial investment		42,897		17		42,880		4,691		4,232	85.00
"	KDB Consus Value PEF	Korea	Financial investment		9,508,321		8,873,320		635,001		2,136,439		(100,417)	40.52
"	KDB Value PEF I	Korea	Financial investment		2,016		—		2,016		15,925		7,871	77.02
"	KDB Value PEF II	Korea	Financial investment		58,807		281		58,526		203,740		181,067	51.93
"	KDB Value PEF III	Korea	Financial investment		111,431		323		111,108		368		(1,263)	69.22
"	KDB Value PEF VI	Korea	Financial investment		1,005,294		—		1,005,294		—		(226)	99.84
"	KDB Turn Around	Korea	Financial investment		294,010		272,936		21,074		264,787		26,571	95.13
"	KDB Venture M&A PEF	Korea	Financial investment		35,173		337		34,836		246		(461)	57.56
"	Components and Materials M&A PEF	Korea	Financial investment		62,655		1,137		61,518		20		(4,653)	83.33
"	KoFC-KDB Materials and Components Investment Fund No. 1	Korea	Financial investment		24,801		—		24,801		303		(199)	50.00

Associates	Daewoo Shipbuilding & Marine Engineering Co., Ltd	Korea	Manufacturing		14,176,729		10,133,496		4,043,233		12,074,505		780,132	31.26
"	GM Korea Company	Korea	Manufacturing		9,421,578		7,308,065		2,113,513		13,961,769		544,457	17.02
"	Korea BTL Fund I	Korea	Financial investment		451,505		278		451,227		5,419		5,103	41.67
"	KDB electronic power PEF	Korea	Financial investment		282,373		323		282,050		4,043		3,852	50.00
"	Korea Infrastructure Fund II	Korea	Financial investment		454,027		96,226		357,801		5,965		3,598	26.67
"	Korea Education Fund	Korea	Financial investment		165,074		7		165,067		2,129		2,029	50.00
"	Korea Railroad Fund I	Korea	Financial investment		165,998		10		165,988		2,194		1,983	50.00

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

				January 1, 2010
Category	Investment	Country	Industry	Assets		Liabilities		Equity		Ownership (%)
Subsidiaries	KDB Asia Ltd.	Hong kong	Financial service	(Won)	723,380	(Won)	508,673	(Won)	214,707	100.00
"	KDB Ireland Ltd.	Ireland	Financial service		438,546		378,985		59,561	100.00
"	UzKDB Bank	Uzbekistan	Financial service		143,142		112,799		30,343	61.11
"	KDB Hungary Ltd.	Hungary	Financial service		858,677		708,585		150,092	100.00
"	Banco KDB Do Brazil S.A	Brazil	Financial service		635,274		626,355		8,919	100.00
"	Korea Infrastructure Fund	Korea	Financial investment		75,677		29		75,648	85.00
"	KDB Value PEF I	Korea	Financial investment		68,026		229		67,797	77.02
"	KDB Value PEF II	Korea	Financial investment		251,330		1,193		250,137	50.63
"	KDB Value PEF III	Korea	Financial investment		107,357		1,261		106,096	67.07
"	KDB Turn Around	Korea	Financial investment		336,284		286,482		49,802	95.13
"	KDB Venture M&A PEF	Korea	Financial investment		23,777		150		23,627	57.56
	Daewoo Shipbuilding &

Associates	Marine Engineering Co., Ltd	Korea	Manufacturing		16,177,480		12,931,010		3,246,470	31.26
"	Korea BTL Fund I	Korea	Financial investment		417,854		263		417,591	41.67
"	KDB Electronic Power PEF	Korea	Financial investment		250,819		43		250,776	50.00
"	Korea Infrastructure Fund II	Korea	Financial investment		456,258		93,278		362,980	26.67
"	Korea Education Fund	Korea	Financial investment		148,427		8		148,419	50.00
"	Korea Railroad Fund I	Korea	Financial investment		146,967		9		146,958	50.00
"	Sungjin Geotec Co., Ltd	Korea	Manufacturing		588,858		554,493		34,365	29.51

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

25. Property and equipment

Changes in carrying value of property and equipment for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011
	January 1, 2011		Acquisition / depreciation		Disposal / write-off		Reclassification		Foreign exchange differences		December 31, 2011
Acquisition cost:
Land	(Won)	207,818	(Won)	270	(Won)	—	(Won)	1,838	(Won)	21	(Won)	209,947
Buildings and structures		282,587		1,688		(35)		741		111		285,092
Leasehold improvements		15,464		4,899		(941)		—		(303)		19,119
Vehicles		1,197		—		—		—		15		1,212
Equipment		32,581		3,568		(472)		—		107		35,784
Construction in-progress		—		1,065		—		—		—		1,065
Others		68,957		7,592		(2,242)		—		25		74,332

		608,604		19,082		(3,690)		2,579		(24)		626,551
Accumulated depreciation:
Buildings and structures		73,486		6,998		(17)		357		98		80,922
Leasehold improvements		10,421		1,619		(656)		—		(299)		11,085
Vehicles		621		136		—		—		12		769
Equipment		26,932		1,909		(467)		—		103		28,477
Others		55,971		6,434		(2,077)		—		(140)		60,188

		167,431		17,096		(3,217)		357		(226)		181,441
Accumulated impairment loss:
Land		3,023		—		—		—		—		3,023
Buildings and structures		2,361		—		—		—		—		2,361

		5,384		—		—		—		—		5,384

	(Won)	435,789	(Won)	1,986	(Won)	(473)	(Won)	2,222	(Won)	202	(Won)	439,726

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	Year ended December 31, 2010
	January 1, 2010		Acquisition / depreciation		Disposal / write-off		Reclassification		Foreign exchange differences		December 31, 2010
Acquisition cost:
Land	(Won)	213,236	(Won)	46	(Won)	—	(Won)	(5,496)	(Won)	32	(Won)	207,818
Buildings and structures		286,574		720		—		(4,877)		170		282,587
Leasehold improvements		12,749		3,056		—		—		(341)		15,464
Vehicles		1,053		541		(428)		—		31		1,197
Equipment		31,277		1,900		(362)		—		(234)		32,581
Construction in-progress		13		—		—		(13)		—		—
Others		63,208		6,373		(606)		—		(18)		68,957

		608,110		12,636		(1,396)		(10,386)		(360)		608,604
Accumulated depreciation:
Buildings and structures		67,499		7,103		—		(1,263)		147		73,486
Leasehold improvements		9,563		1,176		—		—		(318)		10,421
Vehicles		855		148		(394)		—		12		621
Equipment		25,763		1,770		(360)		—		(241)		26,932
Others		49,982		6,595		(592)		—		(14)		55,971

		153,662		16,792		(1,346)		(1,263)		(414)		167,431
Accumulated impairment loss:
Land		3,023		—		—		—		—		3,023
Buildings and structures		2,361		—		—		—		—		2,361

		5,384		—		—		—		—		5,384

	(Won)	449,064	(Won)	(4,156)	(Won)	(50)	(Won)	(9,123)	(Won)	54	(Won)	435,789

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

26. Investment properties

Changes in carrying value of investment properties for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011
	January 1, 2011		Acquisition/ depreciation		Reclassification		December 31, 2011
Acquisition cost:
Land	(Won)	67,266	(Won)	—	(Won)	(1,838)	(Won)	65,428
Buildings and structures		45,722		—		(741)		44,981

		112,988		—		(2,579)		110,409
Accumulated depreciation:
Buildings and structures		12,662		1,056		(357)		13,361

Accumulated impairment loss:
Land		8,371		—		—		8,371
Buildings and structures		1,778		—		—		1,778

		10,149		—		—		10,149

	(Won)	90,177	(Won)	(1,056)	(Won)	(2,222)	(Won)	86,899

	Year ended December 31, 2010
	January 1, 2010		Acquisition/ depreciation		Impairment loss		Reclassification		December 31, 2010
Acquisition cost:
Land	(Won)	61,770	(Won)	—	(Won)	—	(Won)	5,496	(Won)	67,266
Buildings and structures		40,832		—		—		4,890		45,722

		102,602		—		—		10,386		112,988
Accumulated depreciation:
Buildings and structures		10,376		1,023		—		1,263		12,662

Accumulated impairment loss:
Land		1,197		—		7,174		—		8,371
Buildings and structures		1,778		—		—		—		1,778

		2,975		—		7,174		—		10,149

	(Won)	89,251	(Won)	(1,023)	(Won)	(7,174)	(Won)	9,123	(Won)	90,177

The fair value of the Bank’s investment properties, which was determined on the basis of a valuation by an independent appraisal agency, amounts to (Won)91,187 million as of December 31, 2011 ( (Won)113,423 million as of December 31, 2010 and (Won)95,557 million as of January 1, 2010).

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

27. Intangible assets

Changes in carrying value of intangible assets for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011
	January 1, 2011		Acquisition		Amortization		Foreign exchange differences		December 31, 2011
Development costs	(Won)	36,482	(Won)	13,637	(Won)	(11,858)	(Won)	—	(Won)	38,261
Equipment usage right		296		66		(28)		1		335
Others		10,090		2,429		(3,790)		2		8,731

	(Won)	46,868	(Won)	16,132	(Won)	(15,676)	(Won)	3	(Won)	47,327

	Year ended December 31, 2010
	January 1, 2010		Acquisition		Amortization		Foreign exchange differences		December 31, 2010
Development costs	(Won)	32,285	(Won)	13,711	(Won)	(9,514)	(Won)	—	(Won)	36,482
Equipment usage right		324		—		(28)		—		296
Others		7,971		5,433		(3,310)		(4)		10,090

	(Won)	40,580	(Won)	19,144	(Won)	(12,852)	(Won)	(4)	(Won)	46,868

28. Other assets

The details of other assets as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Accounts receivable	(Won)	1,941,139	(Won)	2,538,427	(Won)	2,869,395
Unsettled domestic exchange receivables		2,480,046		933,161		1,152,904
Accrued income		631,527		487,108		519,311
Guarantee deposits		136,044		125,253		127,043
Prepaid expenses		19,646		32,383		58,899
Advance payments		916		613		805
Others		87,136		133,681		36,406

		5,296,454		4,250,626		4,764,763
Allowance for possible losses		(75,432)		(55,659)		(6,055)
Present value discount		(5,325)		(4,545)		(6,042)

	(Won)	5,215,697	(Won)	4,190,422	(Won)	4,752,666

The carrying amount of financial assets included in other assets above amounted to (Won)5,165,035 million as of December 31, 2011 ((Won)4,094,219 million as of December 31, 2010 and (Won)4,652,596 million as of January 1, 2010) and its fair value amounted to (Won)5,171,629 million as of December 31, 2011 ((Won)4,047,897 million as of December 31, 2010 and (Won)4,654,867 million as of January 1, 2010).

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

29. Financial liabilities designated at FVTPL

The financial liabilities designated at FVTPL as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Borrowings	(Won)	798	(Won)	4,093	(Won)	139,748
Debt issued		991,338		947,659		1,168,551

	(Won)	992,136	(Won)	951,752	(Won)	1,308,299

The Bank utilizes derivatives to hedge the risk that the fair value of debt issued fluctuates. For those hedge transactions, the Bank designates debt issued at FVTPL, and recognizes the changes in the fair value of such financial liabilities in the statement of comprehensive income.

The difference between carrying amount and maturity amount of financial liabilities designated at FVTPL as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Carrying amount	(Won)	992,136	(Won)	951,752	(Won)	1,308,299
Principal and interest at maturity		892,025		895,121		1,354,224

Difference	(Won)	100,111	(Won)	56,631	(Won)	(45,925)

30. Due to customers

The details of deposits liabilities as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	Amortized cost						Fair value
	December 31, 2011		December 31, 2010		January 1, 2010		December 31, 2011		December 31, 2010		January 1, 2010
Deposits in Korean won:
Demand deposits	(Won)	460,057	(Won)	412,107	(Won)	223,127	(Won)	460,057	(Won)	412,013	(Won)	223,127
Time and saving deposits		22,352,587		16,322,211		8,594,913		22,377,042		16,150,501		8,596,192
Certificate of deposits		87,437		879,738		3,428,842		87,794		873,365		3,428,931

		22,900,081		17,614,056		12,246,882		22,924,893		17,435,879		12,248,250
Deposits in foreign currency:
Demand deposits		556,804		391,577		298,690		556,804		391,577		298,690
Time and saving deposits		1,683,061		667,001		1,234,410		1,683,220		665,889		1,235,554
Certificate of deposits		82,332		257,209		155,944		82,335		257,240		155,936

		2,322,197		1,315,787		1,689,044		2,322,359		1,314,706		1,690,180

	(Won)	25,222,278	(Won)	18,929,843	(Won)	13,935,926	(Won)	25,247,252	(Won)	18,750,585	(Won)	13,938,430

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

31. Borrowings

The details of borrowings as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011
	Minimum interest rate (%)	Maximum interest rate (%)	Amortized cost		Fair value
Borrowings in Korean won	0.50	5.59	(Won)	5,226,121	(Won)	5,229,415
Borrowings in foreign currencies	0.01	6.20		12,305,307		12,338,508
Off-shore borrowings in foreign currency	0.20	4.32		1,590,590		1,594,710
Others	3.42	6.90		6,730,445		6,730,411

				25,852,463	(Won)	25,893,044

Deferred borrowing costs				(10,042)

			(Won)	25,842,421

	December 31, 2010
	Minimum interest rate (%)	Maximum interest rate (%)	Amortized cost		Fair value
Borrowings in Korean won	0.50	6.00	(Won)	5,034,508	(Won)	5,038,156
Borrowings in foreign currencies	0.80	5.20		10,271,995		10,287,177
Off-shore borrowings in foreign currency	0.20	4.70		1,301,925		1,304,201
Others	2.14	7.75		6,274,952		6,246,230

				22,883,380	(Won)	22,875,764

Deferred borrowing costs				(5,822)

			(Won)	22,877,558

	January 1, 2010
	Minimum interest rate (%)	Maximum interest rate (%)	Amortized cost		Fair value
Borrowings in Korean won	—	6.79	(Won)	4,493,939	(Won)	4,493,881
Borrowings in foreign currencies	—	11.00		11,918,444		11,899,259
Off-shore borrowings in foreign currency	0.28	0.65		1,169,097		1,172,075
Others	—	7.75		11,003,262		10,915,300

			(Won)	28,584,742	(Won)	28,480,515

Deferred borrowing costs				(4,296)

			(Won)	28,580,446

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Borrowings in Korean won before adjusting deferred borrowing costs as of December 31, 2011, December 31, 2010, and January 1, 2010 consist of the following (Korean won in millions):

Lender	Classification	Annual interest rate (%)	December 31, 2011		December 31, 2010		January 1, 2010
Ministry of Strategy and Finance	Borrowings from government fund(*)	2.44 ~ 5.00	(Won)	715,628	(Won)	803,068	(Won)	848,647
Industrial Bank of Korea	Borrowings from industrial technique fund	1.27 ~ 3.35		63,402		90,732		144,713
Small & Medium Business Corp.	Borrowings from local small and medium company promotion fund	1.79 ~ 3.69		438,358		506,138		557,702
Ministry of Culture and Tourism	Borrowings from tourism promotion fund	0.97 ~ 4.00		1,131,518		1,154,203		1,150,502
Korea Energy Management Corporation	Borrowings from fund for rational use of energy	0.50 ~ 4.25		1,181,303		1,022,210		923,453
Others	Borrowings from environment improvement support fund	0.00 ~ 5.59		1,695,912		1,458,157		868,922

			(Won)	5,226,121	(Won)	5,034,508	(Won)	4,493,939

(*)	Borrowings from government fund are subordinated borrowings.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Borrowings in foreign currency before adjusting deferred borrowing costs as of December 31, 2011, December 31, 2010, and January 1, 2010 consist of the following (Korean won in millions):

Lender	Classification	Annual interest rate (%)	December 31, 2011		December 31, 2010		January 1, 2010
Japan Bank for International Cooperation (“JBIC”)	Borrowings from JBIC	1.4 ~ 6M Libor+0.8	(Won)	328,521	(Won)	353,001	(Won)	167,147
International Bank for Reconstruction and Development (“IBRD”)	Borrowings from IBRD(*)	—		—		—		1,481,451
Mizuho and others	Borrowings from	3M Libor+0.5 ~ 3.8		2,321,553		1,803,873		1,655,870
	overseas banks	—		—		138,059		166,942
		6M Libor+0.3 ~ 0.8		76,896		347,946		316,887

				2,398,449		2,289,878		2,139,699
DBS Bank and others	Off-shore short-	0.20 ~ 1.55		784,489		124,577		194,766
	term borrowings	—		—		56,945		122,598
		6M Libor+0.6 ~ 0.7		110,717		261,947		36,932
		—		—		—		93,408

				895,206		443,469		447,704
Nippon Life Insurance	Off-shore long-	3M Libor+0.3 ~ 1.3		636,180		473,241		306,615
Company and others	term borrowings	—		—		45,556		216,286
		6M EURIBOR+0.6		—		212,052		198,492

				636,180		730,849		721,393
JBIC	Off-shore borrowings
	from JBIC	4.2 ~ 6M Libor +1.2		59,304		65,070		—
Others	Short-term borrowings	0.00 ~ 6.03		7,652,470		6,123,094		6,405,850
	in foreign currency	6M Libor+0.4 ~ 1.2		381,379		22,778		72,913
		—		—		148,057		188,720
		3M Libor+0.9		—		—		151,788

				8,033,849		6,293,929		6,819,271
	Long-term borrowings in foreign currency			1,544,388		1,397,724		1,310,876

			(Won)	13,895,897	(Won)	11,573,920	(Won)	13,087,541

(*)	Borrowings from IBRD are subordinated borrowings.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

32.Debt issued

The details of debt issued as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011
	Minimum interest rate (%)	Maximum interest rate (%)	Amortized cost		Fair value
Debentures in Korean won:
Debentures	3.09	10.00	(Won)	28,989,957	(Won)	29,275,305
Discount on bonds				(28,149)
Premium on bonds				183
Valuation adjustments for hedge				52,929

				29,014,920		29,275,305
Debentures in foreign currencies:
Debentures	3M Libor-0.23	3M Libor+6.28		12,235,066		12,775,426
Discount on bonds				(34,427)
Premium on bonds				837
Valuation adjustments for hedge				568,897

				12,770,373		12,775,426
Off-shore debentures:
Debentures	3M Libor-0.46	3M Libor+6.18		4,976,980		5,459,906
Discount on bonds				(5,770)
Premium on bonds				220
Valuation adjustment for hedge				439,936

				5,411,366		5,459,906

			(Won)	47,196,659	(Won)	47,510,637

	December 31, 2010
	Minimum interest rate (%)	Maximum interest rate (%)	Amortized cost		Fair value
Debentures in Korean won:
Debentures	2.53	12.00	(Won)	27,112,169	(Won)	27,626,045
Discount on bonds				(15,418)		—
Premium on bonds				526		—
Valuation adjustments for hedge				53,934		—

				27,151,211		27,626,045
Debentures in foreign currencies:
Debentures	0.20	8.00		11,211,723		12,168,609
Discount on bonds				(28,710)		—
Premium on bonds				1,435		—
Valuation adjustments for hedge				823,586		—

				12,008,034		12,168,609
Off-shore debentures:
Debentures	0.48	9.50		3,690,600		4,128,591
Discount on bonds				(6,057)		—
Premium on bonds				371		—
Valuation adjustment for hedge				391,090		—

				4,076,004		4,128,591

			(Won)	43,235,249	(Won)	43,923,245

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	January 1, 2010
	Minimum interest rate (%)	Maximum interest rate (%)	Amortized cost		Fair value
Debentures in Korean won:
Debentures	2.28	9.76	(Won)	33,869,910	(Won)	33,942,633
Discount on bonds				(76,661)		—
Premium on bonds				856		—
Valuation adjustments for hedge				(59,169)		—

				33,734,936		33,942,633
Debentures in foreign currencies:
Debentures	0.87	8.00		12,415,349		13,502,045
Discount on bonds				(28,530)		—
Premium on bonds				2,320		—
Valuation adjustments for hedge				914,965		—

				13,304,104		13,502,045
Off-shore Debentures:
Debentures	1.56	8.00		3,403,006		3,749,138
Discount on bonds				(5,645)		—
Premium on bonds				525		—
Valuation adjustments for hedge				303,862		—

				3,701,748		3,749,138

			(Won)	50,740,788	(Won)	51,193,816

33. Severance and retirement benefits

Details of severance and retirement benefits as of December 31, 2011, December 31, 2010, and January 1, 2010 and defined benefit pension for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Severance and retirement benefits	(Won)	17,536	(Won)	46,764	(Won)	65,175
Defined benefit pension	(Won)	53,733	(Won)	18,504	(Won)	—

Details of severance and retirement benefits as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Present value of defined benefit obligation	(Won)	162,471	(Won)	120,758	(Won)	109,056
Fair value of plan assets		(144,935)		(73,994)		(43,881)

	(Won)	17,536	(Won)	46,764	(Won)	65,175

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Changes in defined benefit obligation for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Beginning balance	(Won)	120,758	(Won)	109,056
Current service cost		19,687		20,521
Interest cost on benefit obligation		6,840		7,389
Actuarial gain on obligation		(7,430)		(2,951)
Benefits paid		(14,362)		(8,357)
Past service costs		36,978		(4,898)
Others		—		(2)

Ending balance	(Won)	162,471	(Won)	120,758

The principal actuarial assumptions are as follows (%):

	December 31, 2011	December 31, 2010	January 1, 2010
Discount rate	4.50	4.95	5.77
Expected return on plan assets	4.00	3.50	3.50
Future salary increase rate	5.60	6.89	8.01

Details of plan assets as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011			December 31, 2010			January 1, 2010
	Amounts		Rate (%)	Amounts		Rate (%)	Amounts		Rate (%)
Due from banks	(Won)	115,045	79	(Won)	44,182	60	(Won)	23,600	54
Others		29,890	21		29,812	40		20,281	46

	(Won)	144,935	100	(Won)	73,994	100	(Won)	43,881	100

Changes in the fair value of plan assets for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Beginning balance	(Won)	73,994	(Won)	43,881
Expected return on plan assets		2,590		1,557
Actuarial gain on obligation		(248)		—
Contributions by employer		76,601		30,000
Contributions by employee		5,249		—
Benefits paid		(13,251)		(1,444)

Ending balance	(Won)	144,935	(Won)	73,994

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Changes in severance and retirement benefits for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Current service cost	(Won)	19,687	(Won)	20,521
Interest cost on benefit obligation		6,840		7,389
Expected return on plan assets		(2,590)		(1,557)
Actuarial gain on obligation		(7,182)		(2,951)
Past service costs		36,978		(4,898)

	(Won)	53,733	(Won)	18,504

34. Provisions

Changes of provisions for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions)

	Year ended December 31, 2011
	Payment guarantees		Unused commitments		Lawsuit		Other		Total
Beginning balance	(Won)	89,645	(Won)	80,715	(Won)	1,884	(Won)	1,032	(Won)	173,276
Net increase (decrease)		(25,910)		113,334		1,069		—		88,493
Others		13		73		—		—		86

Ending balance	(Won)	63,748	(Won)	194,122	(Won)	2,953	(Won)	1,032	(Won)	261,855

	Year ended December 31, 2010
	Payment guarantees		Unused commitments		Lawsuit		Other		Total
Beginning balance	(Won)	150,902	(Won)	78,393	(Won)	3,249	(Won)	1,032	(Won)	233,576
Net increase (decrease)		(59,418)		1,048		(1,365)		—		(59,735)
Others		(1,839)		1,274		—		—		(565)

Ending balance	(Won)	89,645	(Won)	80,715	(Won)	1,884	(Won)	1,032	(Won)	173,276

Provision for payment guarantees

Confirmed acceptances and guarantees, unconfirmed acceptances and guarantees and bills endorsed are not recognized on the statement of financial position, but are disclosed as off-statement of financial position items in the notes to the financial statements. The Bank provides a provision for such off-statement of financial position items, applying a Credit Conversion Factor (“CCF”) and provision rates, and records the provision as a reserve for possible losses on acceptances and guarantees.

Provision for unused commitments

The Bank records a provision for a certain portion of unused credit lines which are calculated using a CCF as provision for unused commitments applying provision rates.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Provision for possible losses from lawsuits

As of December 31, 2011, the Bank is involved in 7 lawsuits as a plaintiff and 14 lawsuits as a defendant. The aggregate amount of claims as a plaintiff and a defendant amounted to (Won)3,730,582 million and (Won)372,922 million, respectively. The Bank provided a provision against contingent loss from pending lawsuits as of December 31, 2011.

The financial institution creditors of Renault Samsung Motors (including KDB) filed a lawsuit against Kun-hee Lee and 28 Samsung affiliates (including Samsung Electronics), claiming compensation for delays in payment of liquidated damages and contract bills of (Won)2,450 billion based on the agreement signed at August 24, 1999. In connection to the litigation, the financial institution creditors partially won the second trial at the Seoul High Court, but both parties filed an appeal to the Supreme Court judgment, and are waiting for the final decision as of December 31, 2011.

Other provision

The Bank has recognized provison for other possible losses.

35. Deferred tax assets and liabilities

The temporary differences which comprise of deferred tax assets and liabilities as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Cumulative temporary differences	(Won)	726,408	(Won)	176,731	(Won)	308,930
Income tax rate (%)		(*1)		(*1)		(*1)

Income tax effect due to cumulative temporary differences		175,792		60,089		67,965
Unrealizable deferred tax assets etc.(*2)		(26,035)		(21,897)		—

Deferred tax liabilities due to cumulative temporary differences		149,757		38,192		67,965
Deferred tax liabilities recognized directly to equity		186,548		217,362		188,656
Deferred tax liabilities from oversea operations		21,389		21,476		(30,480)

Deferred tax liabilities	(Won)	357,694	(Won)	277,030	(Won)	226,141

(*1)	Deferred income taxes are calculated by using expected and enacted marginal tax rate for the year when each temporary difference is terminated.

Details of expected marginal tax rate applied are as follows:

	2011	From 2012
December 31, 2011	—	24.2%
December 31 and January 1, 2010	24.2%	22.0%

(*2)	The Bank does not recognize deferred tax liabilities amounting to (Won)107,577 million as of December 31, 2011 ( (Won)101,533 million as of December 31, 2010) for the temporary differences, from equity method valuation under Korean GAAP. Such unrealizable deferred tax liabilities are proportionate to the tax exemption ratio on dividends from subsidiary.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

The temporary differences which comprise of deferred tax assets and liabilities as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011
	Temporary differences(*)		Deferred tax liabilities (assets)
Derivative financial liabilities	(Won)	1,329,182	(Won)	321,663
Investments in subsidiaries and associates		854,866		180,844
Loss on valuation of hedged items		(906,762)		(219,436)
Gain on foreign exchange translation of hedged items		467,782		113,203
Impairment loss on debt investments		(429,598)		(103,963)
Impairment loss in equity investments		(771,012)		(186,585)
Others		181,950		44,031

	(Won)	726,408	(Won)	149,757

(*)	The temporary differences presented as of December 31, 2011 did not contain temporary differences from overseas branches and differences whose tax effect to be charged directly to equity.

	December 31, 2010
	Temporary differences		Deferred tax liabilities (assets)
Gain on valuation of financial assets available-for-sale	(Won)	980,442	(Won)	219,131
Derivative financial liabilities		1,167,505		256,851
Investments in subsidiaries and associates		1,103,600		288,321
Loss on valuation of hedged items		(1,158,118)		(254,786)
Impairment loss on debt investments		(527,176)		(115,979)
Impairment loss in equity investments		(437,743)		(96,303)
Others		(91,845)		(20,205)

	(Won)	1,036,665	(Won)	277,030

	January 1, 2010
	Temporary differences		Deferred tax liabilities (assets)
Gain on valuation of financial assets available-for-sale	(Won)	846,007	(Won)	188,656
Derivative financial liabilities		880,036		193,608
Investments in subsidiaries associates		991,741		218,183
Loss on valuation of hedged items		(1,029,850)		(226,567)
Impairment loss of debt investments		(512,118)		(112,666)
Reversal of impairment loss on equity investments		268,702		59,115
Others		(289,765)		(94,188)

	(Won)	1,154,753	(Won)	226,141

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Changes in deferred tax assets (liabilities) recognized directly to equity for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	December 31, 2011
	Beginning balance		Increase (decrease)		Ending balance		Deferred tax assets and liabilities
Gain on valuation of financial Assets available-for-sale	(Won)	(1,211,685)	(Won)	267,413	(Won)	(944,272)	(Won)	228,239
Loss on valuation of financial Assets available-for-sale		231,493		(31,446)		200,047		(43,603)
Gain on redemption of financial Assets available-for-sale		(416)		386		(30)		7
Loss on redemption of financial Assets available-for-sale		166		48		214		(52)
Gain on translation of foreign Operations		(1,285)		(5,941)		(7,226)		1,749
Loss on translation of foreign Operations		1,275		(1,275)		—		—
Gain on translation of foreign net Investment		(4,924)		(1,953)		(6,877)		1,665
Loss on translation of foreign net Investment		12,975		(6,956)		6,019		(1,457)

	(Won)	(972,401)	(Won)	220,276	(Won)	(752,125)	(Won)	186,548

	December 31, 2010
	Beginning balance		Increase (decrease)		Ending balance		Deferred tax assets and liabilities
Gain on valuation of financial Assets available-for-sale	(Won)	(1,307,750)	(Won)	96,065	(Won)	(1,211,685)	(Won)	266,027
Loss on valuation of financial Assets available-for-sale		462,014		(230,521)		231,493		(46,950)
Gain on redemption of financial Assets available-for-sale		(332)		(84)		(416)		92
Loss on redemption of financial Assets available-for-sale		59		107		166		(35)
Gain on translation of foreign operations		—		(1,285)		(1,285)		283
Loss on translation of foreign operations		—		1,275		1,275		(281)
Gain on translation of foreign net investment		—		(4,924)		(4,924)		1,083
Loss on translation of foreign net investment		—		12,975		12,975		(2,857)

	(Won)	(846,009)	(Won)	(126,392)	(Won)	(972,401)	(Won)	217,362

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

36. Other liabilities

The details of other liabilities as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Accounts payables	(Won)	1,869,980	(Won)	2,520,909	(Won)	2,845,308
Accrued expense		1,194,890		963,791		942,317
Domestic exchange obligation payables		1,823,364		930,878		641,067
Guarantee money received		322,848		561,547		106,185
Borrowing from trust accounts		392,392		532,839		455,424
Income in advance		52,840		47,878		49,225
Foreign bills payables		17,869		83,526		11,188
Withholding taxes		23,234		17,404		10,576
Advance receipts		—		32,127		248,380
Others		211,761		175,719		206,843

		5,909,178		5,866,618		5,516,513
Present value discount		(837)		(643)		(1,045)

	(Won)	5,908,341	(Won)	5,865,975	(Won)	5,515,468

The carrying amount of financial liabilities included in other liabilities amounted to (Won)5,719,401 million as of December 31, 2011 ( (Won)5,765,550 million as of December 31, 2010 and (Won)5,168,905 million as of January 1, 2010), and its fair value amounted to (Won)5,719,452 million as of December 31, 2011 ( (Won)5,765,681 million as of December 31, 2010 and (Won)5,168,941 million as of January 1, 2010).

37. Equity

Issued capital

The Bank is authorized to issue 3,000 million shares of common stock and has 1,850,372,235 shares issued and outstanding. Total par value of outstanding share amounts in the amount of (Won)9,251,861 million as of December 31, 2011.

Capital surplus

The Bank reduced (Won)5,178,600 million of its issued capital in 1998 and 2000 to offset its accumulated deficit amounting to (Won)5,134,227 million. As the result of the capital reduction, (Won)44,373 million of surplus exceeding accumulated deficit was recorded in capital surplus in equity.

Retained earnings

The Korea Development Bank Act requires the Bank to appropriate at least 40% of net income as a legal reserve. This reserve can be transferred to paid-in capital or offset accumulated deficit.

In accordance with the Korea Development Bank Act, the Bank offsets accumulated deficit with reserves. If reserve is insufficient to offset the accumulated deficit, the Korean government is supposed to be responsible for the deficit

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

The details of retained earnings as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Legal reserves	(Won)	5,076,393	(Won)	4,658,028	(Won)	4,353,489
Unappropriated retained earnings		2,719,843		2,023,767		1,255,613

	(Won)	7,796,236	(Won)	6,681,795	(Won)	5,609,102

Changes in legal reserves for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Beginning balance	(Won)	4,658,028	(Won)	4,353,489
Transferred from retained earnings		418,365		304,539

Ending balance	(Won)	5,076,393	(Won)	4,658,028

Changes in unappropriated retained earnings for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Beginning balance	(Won)	2,023,767	(Won)	1,255,613
Net income		1,412,401		1,072,693
Contribution to legal reserves		(418,365)		(304,539)
Dividend		(297,909)		—
Offset with discount on stock issuance		(51)		—

Ending balance	(Won)	2,719,843	(Won)	2,023,767

Details of appropriation of retained earnings, which is required in accordance with Korean commercial law, for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
I. Unappropriated retained earnings	(Won)	2,719,843	(Won)	2,023,767
1. Unappropriated retained earning carried forward from the prior year		1,307,442		412,900
2. Net income		1,412,401		1,072,693
3. Accounting policies change		—		538,175
II. Appropriation of retained earnings		1,947,789		716,326

1. Legal reserve		564,960		418,365
2. Discount on stock issuance		—		51
3. Regulatory reserve for possible loan losses		1,034,949
4. Dividend		347,870		297,909

III. Retained earnings carried forward to the next year	(Won)	772,054	(Won)	1,307,442

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

The Bank is required to provide regulatory reserve for possible loan losses in accordance with Regulations on Supervision of Bank Business 29(1) and (2).

The balance of regulatory reserve for possible loan losses as of December 31, 2011 and 2010 are as follows (Korean won in millions):

	December 31, 2011		December 31, 2010
Beginning balance	(Won)	—	(Won)	—
Planned reserve for possible loan losses		1,034,949		822,032

	(Won)	1,034,949	(Won)	822,032

Changes in regulatory reserve for possible loan losses and adjusted profit reflecting reserve for possible loan losses for the year ended December 31, 2011 are as follows (Korean won in millions except per share amount):

	Year ended December 31, 2011
Net income	(Won)	1,412,401
Regulatory reserve for possible loan losses		(212,917)

Net income after adjusting reserve for possible loan losses	(Won)	1,199,484

Earnings per share after adjusting regulatory reserve for possible loan losses (Korean won in unit)	(Won)	648

38. Collateral

Details of assets pledged by the Bank as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011
	Pledged assets		Related liabilities		Reason of restriction
Financial assets available-for-sale	(Won)	8,946,778	(Won)	4,296,466	Collateral for reverse repo transactions etc.

	December 31, 2010
	Pledged assets		Related liabilities		Reason of restriction
Financial assets available-for-sale	(Won)	7,993,147	(Won)	4,130,443	Collateral for reverse repo transactions etc.

	January 1, 2010
	Pledged assets		Related liabilities		Reason of restriction
Financial assets available-for-sale	(Won)	13,051,781	(Won)	8,324,409	Collateral for reverse repo transactions etc.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

39. Guarantees and Commitments

Guarantees and commitments provided by the Bank as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Confirmed acceptances and guarantees:
Acceptances in foreign currency	(Won)	841,123	(Won)	1,010,386	(Won)	1,225,215
Guarantees for bond issuance		563,758		102,620		1,210
Guarantees for loans		866,201		124,900		154,772
Acceptances for L/G		39,112		39,383		40,332
Others		10,654,874		11,676,010		12,907,487

		12,965,068		12,953,299		14,329,016

Unconfirmed acceptances and guarantees:
Letter of guarantee		2,991,547		3,107,835		2,909,229
Others		4,423,100		6,551,192		7,254,340

		7,414,647		9,659,027		10,163,569

Commitments:
Commitments on loans		10,875,138		11,711,015		12,238,484
Commitments on purchase of securities		—		—		1,000,000
Others		258,774		81,979		—

		11,133,912		11,792,994		13,238,484

	(Won)	31,513,627	(Won)	34,405,320	(Won)	37,731,069

40. Effects of changes in foreign exchange rates

The effects of changes in foreign exchange rates for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Recognized in current income:
Gain (loss) from foreign currency transaction:
Realized gain	(Won)	937,925	(Won)	962,625
Realized loss		(979,147)		(1,031,415)

		(41,222)		(68,790)
Gain (loss) from foreign currency transaction:
Unrealized gain		182,923		129,504
Unrealized loss		(153,777)		(98,749)

		29,146		30,755

		(12,076)		(38,035)

Recognized in other comprehensive income:
Beginning balance		(8,041)		—
Changes during the year		16,125		(8,041)

Ending balance	(Won)	8,084	(Won)	(8,041)

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

41. Day 1 profit or loss recognition

Changes in Day 1 profit or loss for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Beginning balance	(Won)	(12,237)	(Won)	516
Difference between the transaction price and fair value at initial recognition(*)		(4,414)		(15,191)
Amortization		11,443		10,810
Transactions completed etc.		2,492		(8,372)

Ending balance	(Won)	(2,716)	(Won)	(12,237)

(*)	Day 1 profit or loss arose from derivatives financial investments, whose fair value are classified as level 3.

42. Related-party disclosures

The entities controlling the Bank and the Bank’s subsidiaries as of December 31, 2011, December 31, 2010, and January 1, 2010 are summarized as follows (Korean won in millions):

Investor	Investee
KoFC	KDBFG, Korea Aerospace Industries Ltd.

KDBFG	KDB, Daewoo Securities Co., Ltd., KDB Capital Corporation, KDB Asset Management Co., Ltd., Korea Infrastructure Investments Asset Management Co., Ltd.

KDB	KDB Asia Ltd., KDB Ireland Ltd., KDB Hungary Ltd., Banco KDB Do Brazil S.A, RBS Uz, UzKDB Bank, Korea Infrastructure Fund, KDB Value PEF I, KDB Value PEF II, KDB Value PEF III, KDB Value PEF VI, KDB Venture M&A PEF, KDB Consus Value PEF, KDB Turnaround PEF, Components and Materials M&A PEF, KoFC-KDB Materials and Components Investment Fund No.1, Certain trust accounts of KDB, KDB SPC I and 12 others, KDB Shipping Private Fund KL I and 26 others

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Outstanding balances with related-parties as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011
	Controlling entities		Investee under equity method		Entities under same control		Total
Asset :
Cash and due from banks	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Financial assets -available-for-sale		1,399,684		463,575		—		1,863,259
Loans		136,509		1,006,882		706		1,144,097
(Allowance for possible loan losses)		—		(251)		—		(251)
Derivative financial assets		10,910		56,721		57,294		124,925
Others		246		44,233		4,865		49,344
(Allowance for possible other asset losses)		—		—		—		—

	(Won)	1,547,349	(Won)	1,571,160	(Won)	62,865	(Won)	3,181,374

Liabilities :
Due to customers	(Won)	822,770	(Won)	105,201	(Won)	244,935	(Won)	1,172,906
Borrowings		—		2,051		—		2,051
Debt issued		—		—		191,250		191,250
Derivative financial liabilities		14,239		12,975		45,087		72,301
Others		129,265		386		4,230		133,881
Other provisions		—		454		—		454

	(Won)	966,274	(Won)	121,067	(Won)	485,502	(Won)	1,572,843

	December 31, 2010
	Controlling entities		Investee under equity method		Entities under same control		Key management		Total
Asset :
Cash and due from banks	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Financial assets available-for-sale		2,789,173		557		12,342		—		2,802,072
Loans		134,805		192,135		220,981		97		548,018
(Allowance for possible loan losses)		—		(5,721)		—		(3)		(5,724)
Derivative financial assets		3,476		—		70,986		—		74,462
Others		848		431		13,336		—		14,615
(Allowance for possible other asset losses)		—		(160)		—		—		(160)

	(Won)	2,928,302	(Won)	187,242	(Won)	317,645	(Won)	94	(Won)	3,433,283

Liabilities :
Due to customers	(Won)	235,152	(Won)	21,988	(Won)	125,305	(Won)	—	(Won)	382,445
Borrowings		1		3,423		90,860		—		94,284
Derivative financial liabilities		—		—		45,724		—		45,724
Others		151,792		250		12,004		—		164,046
Other provisions		—		147		—		—		147

	(Won)	386,945	(Won)	25,808	(Won)	273,893	(Won)	—	(Won)	686,646

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	January 1, 2010
	Controlling entities		Investee under equity method		Entities under same control		Key management		Total
Asset :
Cash and due from banks	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Financial assets available-for-sale		—		—		12,650		—		12,650
Loans		—		1,583,776		177,651		115		1,761,542
(Allowance for possible loan losses)		—		(123,958)		(180)		(3)		(124,141)
Derivative financial assets		—		176,936		60,017		—		236,953
Others		—		11,591		3,910		—		15,501
(Allowance for possible other asset losses)		—		(789)		—		—		(789)

	(Won)	—	(Won)	1,647,556	(Won)	254,048	(Won)	112	(Won)	1,901,716

Liabilities :
Financial liabilities designated at FVTPL	(Won)	—	(Won)	—	(Won)	14,262	(Won)	—	(Won)	14,262
Due to customers		1,868		138,389		171,460		—		311,717
Borrowings		—		23,945		8,800		—		32,745
Debt issued		—		3,000		—		—		3,000
Derivative financial liabilities		—		76		29,710		—		29,786
Others		5,705		2,815		4,473		—		12,993
Other provisions		—		108		—		—		108

	(Won)	7,573	(Won)	168,333	(Won)	228,705	(Won)	—	(Won)	404,611

Transactions with related-parties for the years ended December 31, 2011 and 2010 are summarized as follows (Korean won in millions):

	Year ended December 31, 2011
	Controlling entities		Investee under equity method		Entities under same control		Key management		Total
Income :
Interest income	(Won)	86,280	(Won)	207,111	(Won)	72,117	(Won)	—	(Won)	365,508
Reversal of allowance for possible loan losses		—		2,285		—		—		2,285
Commission income and others		4,418		12,769		2,456		—		19,643

	(Won)	90,698	(Won)	222,165	(Won)	74,573	(Won)	—	(Won)	387,436

Expense :
Interest expense	(Won)	59,756	(Won)	96,374	(Won)	67,331	(Won)	—	(Won)	223,461
Credit loss expense		—		—		—		—		—
Administration expense		—		—		—		1,519		1,519
Other operating loss		775		1,146		2,682		—		4,603

	(Won)	60,531	(Won)	97,520	(Won)	70,013	(Won)	1,519	(Won)	229,583

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	Year ended December 31, 2010
	Controlling entities		Investee under equity method		Entities under same control		Key management		Total
Income :
Interest income	(Won)	32,432	(Won)	12,214	(Won)	9,215	(Won)	—	(Won)	53,861
Reversal of allowance for possible loan losses		—		—		—		—		—
Commission income and others		7,303		3,640		94,373		—		105,316

	(Won)	39,735	(Won)	15,854	(Won)	103,588	(Won)	—	(Won)	159,177

Expense :
Interest expense	(Won)	9,803	(Won)	687	(Won)	4,165	(Won)	—	(Won)	14,655
Credit loss expense		1,146		5,652		845		—		7,643
Administration expense		—		—		—		2,752		2,752
Other operating loss		501		2,573		90,903		—		93,977

	(Won)	11,450	(Won)	8,912	(Won)	95,913	(Won)	2,752	(Won)	119,027

The Bank provided various commitments amounting to (Won)655,891 million and payment guarantees amounting to (Won)1,145,310 million in the transactions with related-parties.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

43. Fair value of financial assets and liabilities

The details of the fair value of financial instruments as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011
	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets held-for-trading	(Won)	853,813	(Won)	1,732,096	(Won)	—	(Won)	2,585,909
Financial assets -available-for-sale		2,351,007		20,255,062		3,107,469		25,713,538
Derivative financial assets		—		5,437,121		159,974		5,597,095

	(Won)	3,204,820	(Won)	27,424,279	(Won)	3,267,443	(Won)	33,896,542

Financial liabilities:
Financial liabilities designated at FVTPL	(Won)	—	(Won)	991,338	(Won)	798	(Won)	992,136
Derivative financial liabilities		—		4,205,955		83,309		4,289,264

	(Won)	—	(Won)	5,197,293	(Won)	84,107	(Won)	5,281,400

	December 31, 2010
	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets held-for-trading	(Won)	849,090	(Won)	3,390,105	(Won)	—	(Won)	4,239,195
Financial assets -available-for-sale		1,914,251		18,330,603		2,432,041		22,676,895
Derivative financial assets		—		5,780,722		307,378		6,088,100

	(Won)	2,763,341	(Won)	27,501,430	(Won)	2,739,419	(Won)	33,004,190

Financial liabilities:
Financial liabilities designated at FVTPL	(Won)	—	(Won)	947,659	(Won)	4,093	(Won)	951,752
Derivative financial liabilities		—		4,580,592		87,111		4,667,703

	(Won)	—	(Won)	5,528,251	(Won)	91,204	(Won)	5,619,455

	January 1, 2010
	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets held-for-trading	(Won)	224,243	(Won)	1,385,075	(Won)	—	(Won)	1,609,318
Financial assets designated at FVTPL		—		—		89,503		89,503
Financial assets -available-for-sale		2,395,412		21,066,866		4,794,363		28,256,641
Derivative financial assets		—		7,560,604		101,065		7,661,669

	(Won)	2,619,655	(Won)	30,012,545	(Won)	4,984,931	(Won)	37,617,131

Financial liabilities:
Financial liabilities designated at FVTPL	(Won)	—	(Won)	1,168,551	(Won)	139,748	(Won)	1,308,299
Derivative financial liabilities		—		6,536,703		96,472		6,633,175

	(Won)	—	(Won)	7,705,254	(Won)	236,220	(Won)	7,941,474

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Changes in carrying value of financial instruments, whose fair value is categorized as level 3, for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011
	Beginning balance		Current profit or loss		Other comprehensive income		Purchase		Disposal/ settlement		Foreign exchange differences		Ending balance
Assets:
Financial assets-available-for-sale	(Won)	2,432,041	(Won)	(117,118)	(Won)	164,591	(Won)	1,348,797	(Won)	(1,105,152)	(Won)	384,310	(Won)	3,107,469
Derivative financial assets		307,378		(61,517)		—		378,228		(472,551)		8,436		159,974

	(Won)	2,739,419	(Won)	(178,635)	(Won)	164,591	(Won)	1,727,025	(Won)	(1,577,703)	(Won)	392,746	(Won)	3,267,443

Liability:
Financial liabilities designated at FVTPL	(Won)	4,093	(Won)	214	(Won)	—	(Won)	—	(Won)	(3,509)	(Won)	—	(Won)	798
Derivative financial liabilities		87,111		(43,497)		—		70,729		(31,034)		—		83,309

	(Won)	91,204	(Won)	(43,283)	(Won)	—	(Won)	70,729	(Won)	(34,543)	(Won)	—	(Won)	84,107

	Year ended December 31, 2010
	Beginning balance		Current profit or loss		Other comprehensive income		Purchase		Disposal/ settlement		Foreign exchange differences		Ending balance
Assets:
Financial assets designated at FVTPL	(Won)	89,503	(Won)	—	(Won)	—	(Won)	—	(Won)	(89,503)	(Won)	—	(Won)	—
Financial assets-available-for-sale		4,794,363		161,438		—		1,050,874		(2,998,913)		(575,721)		2,432,041
Derivative financial assets		101,065		119,579		—		104,835		(18,101)		—		307,378

	(Won)	4,984,931	(Won)	281,017	(Won)	—	(Won)	1,155,709	(Won)	(3,106,517)		(Won)(575,721)	(Won)	2,739,419

Liability:
Financial liabilities designated at FVTPL	(Won)	139,748	(Won)	(200)	(Won)	—	(Won)	—	(Won)	(135,455)	(Won)	—	(Won)	4,093
Derivative financial liabilities		96,472		(39,957)		—		51,564		(20,968)		—		87,111

	(Won)	236,220	(Won)	(40,157)	(Won)	—	(Won)	51,564	(Won)	(156,423)	(Won)	—	(Won)	91,204

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

44. Categories of financial assets and liabilities

Categories of the Bank’s financial assets and liabilities as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011
	Cash and cash equivalents		Financial instruments held-for- trading		Financial instruments designated at FVTPL		Available- for-sale financial investments		Held-to- maturity financial assets		Loan and receivables		Financial liabilities carrying at amortized cost		Derivative financial instruments utilized in fair value hedging		Total
Financial assets:
Cash and due from banks	(Won)	1,037,025	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	928,814	(Won)	—	(Won)	—	(Won)	1,965,839
Financial assets held-for-trading		2,004		2,583,905		—		—		—		—		—		—		2,585,909
Financial assets -available-for-sale		—		—		—		25,713,538		—		—		—		—		25,713,538
Financial assets -held-to-maturity		—		—		—		—		110,844		—		—		—		110,844
Loans		980,745		—		—		—		—		79,434,049		—		—		80,414,794
Derivative financial assets		—		4,511,037		—		—		—		—		—		1,086,058		5,597,095
Others		—		—		—		—		—		5,165,036		—		—		5,165,036

	(Won)	2,019,774	(Won)	7,094,942	(Won)	—	(Won)	25,713,538	(Won)	110,844	(Won)	85,527,899	(Won)	—	(Won)	1,086,058	(Won)	121,553,055

Financial liabilities:
Financial liabilities designated at FVTPL	(Won)	—	(Won)	—	(Won)	992,136	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	992,136
Due to customers		—		—		—		—		—		—		25,222,278		—		25,222,278
Borrowings		—		—		—		—		—		—		25,842,421		—		25,842,421
Debt issued		—		—		—		—		—		—		47,196,659		—		47,196,659
Derivative financial liabilities		—		4,130,365		—		—		—		—		—		158,899		4,289,264
Others		—		—		—		—		—		—		5,719,401		—		5,719,401

	(Won)	—	(Won)	4,130,365	(Won)	992,136	(Won)	—	(Won)	—	(Won)	—	(Won)	103,980,759	(Won)	158,899	(Won)	109,262,159

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	December 31, 2010
	Cash and cash equivalents		Financial instruments held-for- trading		Financial instruments designated at FVTPL		Available- for-sale financial investments		Held-to- maturity financial assets		Loan and receivables		Financial liabilities carrying at amortized cost		Derivative financial instruments utilized in fair value hedging		Total
Financial assets:
Cash and due from banks	(Won)	575,032	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	600,071	(Won)	—	(Won)	—	(Won)	1,175,103
Financial assets held-for-trading		—		4,239,195		—		—		—		—		—		—		4,239,195
Financial assets -available-for-sale		—		—		—		22,676,895		—		—		—		—		22,676,895
Financial assets -held-to-maturity		—		—		—		—		137,695		—		—		—		137,695
Loans		2,066,307		—		—		—		—		68,704,220		—		—		70,770,527
Derivative financial assets		—		4,857,214		—		—		—		—		—		1,230,886		6,088,100
Others		—		—		—		—		—		4,094,219		—		—		4,094,219

	(Won)	2,641,339	(Won)	9,096,409	(Won)	—	(Won)	22,676,895	(Won)	137,695	(Won)	73,398,510	(Won)	—	(Won)	1,230,886	(Won)	109,181,734

Financial liabilities:
Financial liabilities designated at FVTPL	(Won)	—	(Won)	—	(Won)	951,752	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	951,752
Due to customers		—		—		—		—		—		—		18,929,843		—		18,929,843
Borrowings		—		—		—		—		—		—		22,877,558		—		22,877,558
Debt issued		—		—		—		—		—		—		43,235,249		—		43,235,249
Derivative financial liabilities		—		4,466,189		—		—		—		—		—		201,514		4,667,703
Others		—		—		—		—		—		—		5,765,550		—		5,765,550

	(Won)	—	(Won)	4,466,189	(Won)	951,752	(Won)	—	(Won)	—	(Won)	—	(Won)	90,808,200	(Won)	201,514	(Won)	96,427,655

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	January 1, 2010
	Cash and cash equivalents		Financial instruments held-for-tra ding		Financial instruments designated at FVTPL		Available- for-sale financial investments			Held-to- maturity financial assets			Loan and receivables			Financial liabilities carrying at amortized cost		Derivative financial instruments utilized in fair value hedging		Total
Financial assets:
Cash and due from banks	(Won)	682,804	(Won)	—	(Won)	—	(Won)	—		(Won)	—		(Won)	1,292,552		(Won)	—	(Won)	—	(Won)	1,975,356
Financial assets held-for-trading		—		1,609,318		—		—			—			—			—		—		1,609,318
Financial assets designated at FVTPL		—		—		89,503		—			—			—			—		—		89,503
Financial assets -available-for-sale		—		—		—		28,256,641			—			—			—		—		28,256,641
Financial assets -held-to-maturity		—		—		—		—			67,521			—			—		—		67,521
Loans		1,352,809		—		—		—			—			73,747,655			—		—		75,100,464
Derivative financial assets		—		6,786,138		—		—			—			—			—		875,531		7,661,669
Others		—		—		—		—			—			4,652,596			—		—		4,652,596

	(Won)	2,035,613	(Won)	8,395,456	(Won)	89,503	(Won)	28,256,641		(Won)	67,521		(Won)	79,692,803		(Won)	—	(Won)	875,531	(Won)	119,413,068

Financial liabilities:
Financial liabilities designated at FVTPL	(Won)	—	(Won)	—	(Won)	1,308,299	(Won)	—		(Won)	—	(Won)		—	(Won)		—	(Won)	—	(Won)	1,308,299
Due to customers		—		—		—		—			—			—			13,935,926		—		13,935,926
Borrowings		—		—		—		—			—			—			28,580,446		—		28,580,446
Debt issued		—		—		—		—			—			—			50,740,788		—		50,740,788
Derivative financial liabilities		—		6,394,105		—		—			—			—			—		239,070		6,633,175
Others		—		—		—		—			—			—			5,168,905		—		5,168,905

	(Won)	—	(Won)	6,394,105	(Won)	1,308,299	(Won)	—	(Won)		—		(Won)	—		(Won)	98,426,065	(Won)	239,070	(Won)	106,367,539

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

45. Transfers of financial assets that do not qualify for derecognition

Transfers of financial assets that do not qualify for derecognition as of December 31, 2011 and 2010 are as follows (Korean won in millions):

	December 31, 2011
Counterparty	Disposal date	Carrying amount of related assets		Carrying amount of related liabilities		Reason of restriction
ongsan II Industrial Complex Securitization SPC	2010.02.25	(Won)	202,778	(Won)	203,019	(*)
KDB SOC securitization SPC	2010.12.07		17,147		12,000	(*)

		(Won)	219,925	(Won)	215,019

	December 31, 2010
Counterparty	Disposal date	Carrying amount of related assets		Carrying amount of related liabilities		Reason of restriction
Songsan II Industrial Complex Securitization SPC	2010.02.25	(Won)	201,852	(Won)	202,985	(*)
KDB SOC securitization SPC	2010.12.07		15,550		16,031	(*)

		(Won)	217,402	(Won)	219,016

(*)	Most of the risks and rewards from ownership of the securitized financial assets have not been transferred due to the Bank’s credit supports. Accordingly, the Bank does not derecognize the securitized financial assets.

46. Non-current assets-held-for-sale

Details of non-current assets held-for-sale as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Non-current assets held-for-sale:
Investments in associates(*)	(Won)	—	(Won)	—	(Won)	—
Property and equipment		—		—		3,870

	(Won)	—	(Won)	—	(Won)	3,870

Gain (loss) from non-current assets held-for-sale:
Gain on disposal of non-current assets held-for-sale	(Won)	—	(Won)	179	(Won)	—
Loss on disposal of non-current assets held-for-sale		—		(179)		—

	(Won)	—	(Won)	—	(Won)	—

(*)	The Bank classified Daewoo Shipbuilding & Marine Engineering Co,. Ltd. (number of shares: 59,825,596 shares, ownership: 31.26%) as non-current assets held-for-sale on January 1, 2010. Susequently, the share-transfer deal was not accomplished and the Bank reclassified the shares as investment in associates because it no longer meets the criteria of classification for non-current assets held-for-sale as of December 31, 2011. There are no effects on the net income (transition date) and total asset in the financial statements as of December 31, 2011 and 2010.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

47. Additional cash flow information

Cash and cash equivalents in the statement of cash flows as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Cash and due from banks :
Cash	(Won)	91,476	(Won)	56,093	(Won)	66,915
Deposits		945,549		518,939		615,889

		1,037,025		575,032		682,804
Financial assets held-for-trading:
Government bonds		2,004		—		—
Loans :
Call loans		800,830		1,970,640		1,258,655
Loans to banks		179,915		95,667		94,154

		980,745		2,066,307		1,352,809

	(Won)	2,019,774	(Won)	2,641,339	(Won)	2,035,613

Total interest and dividend that received or paid for the years ended December 31, 2011 and 2010 are as follows (Korean won in millions):

	Year ended December 31, 2011		Year ended December 31, 2010
Total interest received	(Won)	4,429,996	(Won)	4,482,504
Total interest paid		2,765,645		2,801,486
Total dividend received		180,650		184,515

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

48. Explanation of transition to K-IFRS

The details of reconciliation from Korean GAAP to K-IFRS key financial figures as of December 31, 2010 and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2010
	Total assets		Total liabilities		Total equity		Net income for the year		Comprehensive income
Korean GAAP	(Won)	113,205,485	(Won)	96,977,136	(Won)	16,228,349	(Won)	1,045,721	(Won)	1,110,403
Adjustments:
Changes in calculation of allowance for possible loan losses(*1)		783,437		(160,044)		943,481		259,529		259,529
Recognition of financial guarantees		66,300		92,833		(26,533)		32,707		32,707
Changes in measurement of severance and retirement benefits		—		43,260		(43,260)		2,831		2,831
Deferred income tax effect		(27,315)		161,220		(188,535)		(42,690)		(42,690)
Others(*2)		(78,024)		102,461		(180,485)		(225,405)		(192,399)

Total adjustments		744,398		239,730		504,668		26,972		59,978

K-IFRS	(Won)	113,949,883	(Won)	97,216,866	(Won)	16,733,017	(Won)	1,072,693	(Won)	1,170,381

	January 1, 2010
	Total asset		Total liability		Total equity
Korean GAAP	(Won)	122,333,446	(Won)	107,222,739	(Won)	15,110,707
Adjustments :
Changes in calculation of allowance for possible loan losses(*1)		480,763		(203,189)		683,952
Recognition of financial guarantees		72,576		140,942		(68,366)
Changes in measurement of severance and retirement benefits		—		46,091		(46,091)
Deferred income tax effect		(27,315)		118,530		(145,845)

Others(*2)		(57,607)		(75,937)		18,330

Total adjustments		468,417		26,437		441,980
K-IFRS	(Won)	122,801,863	(Won)	107,249,176	(Won)	15,552,687

(*1)	Allowance for possible loan losses is measured using the incurred loss model.
(*2)	Other items represent the separation of embedded derivatives, recognition of accrued interest on overdue loans, and financial instruments designated at FVTPL etc.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Designation financial instruments at FVTPL first time adoption

	Fair value at the transition date		Carrying amount under previous GAAP
Financial assets designated at FVTPL(*1)	(Won)	89,503	(Won)	89,503
Financial liabilities designated at FVTPL(*2)		1,308,299		1,330,748

(*1)	Financial assets designated at FVTPL are comprised of loans amounted to (Won)92,526 million and derivative financial liabilities amounted to (Won)3,023 million as of December 31, 2009 in accordance with previous GAAP.
(*2)	Financial liabilities designated at FVTPL are comprised of borrowings amounted to (Won)163,224 million, debt issued amounted to (Won) 1,191,000 million and derivative assets to (Won)23,476 million as of December 31, 2009 in accordance with previous GAAP.

K-IFRS cash flow differences adjustment

Income tax payment is represented separately in the statement of cash flows in accordance with K-IFRS, which was not separately shown in the statement of cash flows under Korean GAAP. The transactions related with certain securities are reclassified as investing activities from operating activities. There is no significant differences in the statement of cash flows prepared under K-IFRS and Korean GAAP except the items mentioned above.

49. Actually confirmed day and approval authority

The financial statements are actually confirmed on March 29, 2012 by the Board of Directors.

50. Risk management

Introduction

Objectives and policies

The Bank’s risk management aims to maintain financial soundness and effectively manage various risks pertinent to the nature of the Bank’s business. In addition, the Bank has improved the risk management process to reflect the changes in the financial environment. The Bank has set up and fulfilled policies to manage risks timely and effectively. Pursuant to the policies, the Bank’s risks shall be

•	managed comprehensively and independently.

•	recognized timely, evaluated exactly and managed effectively.

•	maintained to the extent that the risks balance with profit.

•	diversified appropriately to avoid concentration on specific segments.

•	managed to prevent from being excessively exposed by setting up and managing the tolerance limit and the guidelines

Risk management strategy and process

The Bank measures risks in a way so as to monitor and manage. The Bank’s risk management is at the level that the information generated in the risk management process is integrated and applied strategically to the

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Bank’s business. In the circumstance that risk management is recognized as the key function in the banking operations, the Bank re-establishes risk management from an adaptive and limited role to a leading and comprehensive role.

In addition, the Bank has focused on regular communications among the various departments to form a consensus on the strategy and process of risk management.

Risk management governance

Risk Management Committee

The Bank’s Risk Management Committee (the “Committee”) is comprised of the chief commissioner, the president of the Bank, and four commissioners including outside directors. The Committee’s function is to establish the policies of risk management, to evaluate the capital adequacy of the Bank, to discuss material issues relating to risk management, and to present its preliminary decisions on material issues to the Board of Directors.

The president of the Bank and the head of Risk Management Department

The president abides by risk management policies and manages and monitors whether the Bank’s risk management and internal controls are effectively operated. The head of the Risk Management Department is responsible for supervising overall administration of risk management and providing the risk-related information to members of the Board of Directors and the Bank’s top management.

Risk Management Practice Committee

The Bank’s Risk Management Practice Committee supports the head of Risk Management Department in performing review at an operational level. The Risk Management Practice Committee is divided into each risk type (i.e. credit risk, market risk, interest rate risk, liquidity risk and operational risk). The Risk Management Practice Committee consists of the leaders of business segments.

Performance of Risk Management Committee

The Risk Management Committee performs comprehensive review of all the affairs related to risk management and deliberating the decisions of the Board of Directors. For the year ended December 31, 2011, the key activities of the Risk Management Committee are as follows:

•	Major deliberation

•	Regulating and amendment due to re-organization of risk management committee

•	Operation policy of interest applied for the guaranteed pension product

•	Alteration on calculation method for screening benchmark rate of retirement pension deposits

•	BIS ratio goal and internal capital limit for 2012

•	Major reporting

•	Monthly results of risk management

•	Foundation and alteration on evaluation and approval criteria of private loan

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

•	Distribution of inner capital limits and control standard of inner capital for the year

•	Integrated analysis on crisis situation and capital adequacy

•	Status for management of IT Operating Risk

•	Provision of regulatory reserve for possible loan losses under K-IFRS and expansion of individual assessment (mainly focusing PF loans)

•	Regular corporate credit rating analysis of 2011

•	Monitoring operation of limit for industrial portfolio.

•	A verification of adequacy of credit rating model and probabilities of default

•	Report of joint stress test conducted by Bank

•	Report of simulation exercise for Business Continuity Planning (BCP)

Improvement of risk management system

For continuous improvement of risk management, financial soundness and capital adequacy, the Bank performs the following:

•	Improvement of risk management system under Basel II

•

In 2008, the Korean Financial Supervisory Services (“FSS”) provided a detail guideline on the capital adequacy and, in turn, the Bank improved the internal capital adequacy assessment process for more effective capital adequacy management.

•	Pursuant to Roll-Out Plan, the Bank plans to improve the model for Low Default Portfolio (“LDP”).

•	The Bank elaborated the risk measuring criteria (including credit risk parameter and measuring logic) to enhance the practical uses of risk management system under Basel II.

•	The Advanced Measurement Approach (“AMA”) was preliminarily operated for calculating the operational risk.

•	Set-up of the risk management infrastructure

•

The Bank completed the development of RAPM system in order to reflect risks to the Bank’s business and enhance decision-making support function. Using the RAPM, the Bank evaluates the performances of each branch from 2010.

•

The Bank enforced the risk management related to irregular compound derivatives and as part of the enforcement, the Bank validated the derivative pricing model that the Bank’s front office had developed.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Risk management reporting and measuring system

The Bank tries consistently to measure and manage objectively and rationally all of significant risk types with reference to the characteristics of operational areas, assets, and risks. In relation to reporting and measurement, the Bank has developed the application systems which are listed as follows:

Application system	Approach	Completion date	Major function
Corporate Credit Rating System	Logit Model	Jun. 2004 Mar. 2008 Mar. 2010	Calculate corporate credit rating

Credit Risk Measurement System	CreditRisk+ Credit Metrics	Jul. 2003 Nov. 2007	Summarize exposures, manage exposure limit and calculate Credit VaR

Market Risk Management System	RiskWatch	Jun. 2002	Summarize position, manage exposure limit and calculate Market VaR

Interest/Liquidity Risk Management System	OFSA	Feb. 2006	Calculate repricing gap, duration gap, VaR and EaR

Operational Risk Management System	Standardized Approach AMA	May 2006 May 2009	Manage the process and calculate CSA, KRI, OP and VaR Calculate Op VaR

Response and Plan for Basel II

The Korean authority implemented Basel II in January 2008 and adopted the Standardized Approach and the Foundation Internal Rating-Based Approach. The Advanced Approaches were later adopted in 2009.

In conformity with the implementation roadmap of Basel II, the Bank obtained the approval to use the Foundation Internal Rating-Based Approach in the credit risk from the FSS in July 2008 and has applied the approach since June 2008. The Bank has applied Standardized Approach in the market risk and operational risk.

The Bank plans to adopt the Advanced Approaches (Credit risk: Advanced Internal Rating-Based Approach, Operational risk: Advanced Measurement Approach etc) to enhance reliability and financial soundness for the future. In preparing the adoption, the Bank also plans to improve the related systems and policies.

Internal capital adequacy assessment process

Internal capital adequacy assessment process is defined as the process that the Bank aggregates significant risks, calculates its internal capital, compares the internal capital with the available capital and assesses its internal capital adequacy.

•	Internal capital adequacy assessment

For the purpose of the internal capital adequacy assessment, the Bank calculates its aggregated internal capital and available capital by evaluating all significant risks and taking into account the quality and components of capital and then assesses the internal capital adequacy by comparing the aggregated internal capital with the available capital.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

•	Goal setting in the internal capital management

The Bank sets up on an annual basis, a basic plan of risk management for the maintenance of the internal capital adequacy within the limits of available capital. The Risk Management Committee deliberates on the plan and the Board of Directors approves the plan. The Bank sets up the goal of the BIS capital adequacy ratio in consideration of the risk appetite, prior year’s internal capital, financial environment, direction and scale of the operation.

•	Allocation of internal capital

The Bank’s entire internal capital is allocated to each headquarter and department reflecting the amount of the available risk and the business scale after the Risk Management Committee’s deliberation and the Board of Directors’ approval. The allocated internal capital is monitored regularly and managed using various management methods. The results of monitoring and managing the allocated internal capital are reported to the Risk Management Committee and others. In case of any material changes in the Bank’s business plan or risk operation strategy, the Bank adjusts the allocation.

•	Composition of internal capital

Internal capital is composed of quantifiable and non-quantifiable risks. The quantifiable risk is composed of credit risk, market risk, interest rate risk, operational risk and credit concentration risk. The quantifiable risk is measured quantitatively by applying reasonable methodology using objective data. Non-quantifiable risk is comprised of strategy risk, reputation risk, residual risk on asset securitization and others. Non-quantifiable risks are not measured quantitatively because appropriate measuring methodology and related data do not exist to rate its risk level.

Credit Risk

Concept

Credit risk is defined as potential losses resulting from counterparty’s default or refusal to perform obligations.

Approach to credit risk management

Summary of credit risk management

The Bank regards credit risk as the most important risk area in its business operations, and accordingly, closely monitors its credit risk exposure. The Bank manages both credit risks at portfolio level and at individual credit level. At portfolio level, the Bank reduces credit concentration and restructures the portfolio in such a way to maximize profitability considering the risk level. To avoid credit concentration on a particular sector, the Bank manages credit limits by client, group, and industry. The Bank also resets exposure management directives for each industry by conducting an industry credit evaluation for twice a year.

At the individual credit level, Relationship Manager (“RM”), Credit Officer (“CO”) and the Credit Review Committee manage each borrower’s credit risk.

Post management and insolvent borrower management

The Bank consistently monitors the borrower’s credit rating from the date of the loan to the date of final collection of debt and inspects the borrower’s status regularly and frequently in order to prevent bad debts generated from new accounts and to stabilize the number of debt recoveries.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

In addition, the early warning system is operated timely to find out borrowers that are likely to be highly insolvent. Early warning system provides financial information, financial transaction information, public information and market information of the borrower. Using the information, the Relationship Manager and the Credit Officer consistently watch out for the changes in the borrower’s credit rating.

Under the early warning system, the borrower that is highly likely to be insolvent is classified as early warning borrower or precautionary borrower. The Bank sets up a specific and practical stabilization plan on the borrower considering the borrower’s characteristics and constantly manages whether the borrower complies with the plan. The borrower is classified as substandard borrower or doubtful borrower so that the estimated loss is managed by the Bank’s department which is exclusively responsible for insolvent borrowers. The department takes legal proceedings, disposals or corporate turnaround with the borrower.

Classification of asset soundness and allowance for bad debts provision

Classification of asset soundness is fulfilled by the analysis and assessment of credit risk. The classification is used in order to prevent further occurrence of insolvent asset and promote the normalization of existing insolvent asset and enhance the stabilization of operational asset.

Based on the Regulation on Supervision of Banking Business, the Bank established guidelines on classification of asset soundness according to Forward Looking Criteria (“FLC”) by which asset soundness is classified not only reflecting the past record of repayment but also the debt repayment capacity.

In conformity with the guidelines, the Bank’s assets are classified as normal, precautionary, substandard, doubtful or estimated loss by credit rating and the Bank provides allowance for bad debts for each level of classification.

Loans

The details of loans as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Neither past due nor impaired	(Won)	79,612,756	(Won)	69,777,694	(Won)	74,633,385
Past due but not impaired		240,454		222,639		201,675
mpaired		1,527,445		2,057,030		1,283,730

Total		81,380,655		72,057,363		76,118,790
Allowance for possible loan losses		(865,254)		(1,145,406)		(912,782)
Present value discount		(69,946)		(115,933)		(90,216)
Deferred loan handling fees		(30,661)		(25,497)		(15,328)

Net amount	(Won)	80,414,794	(Won)	70,770,527	(Won)	75,100,464

Ratio of allowance for possible loan losses to total loans (%)		1.06		1.59		1.20

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Loans that are neither past due nor impaired as of December 31, 2011, December 31, 2010, and January 1, 2010 consist of the following (Korean won in millions):

	December 31, 2011
	Loans in Korean won								Other loans
	Loans for working capital		Loans for facility development		Others		Loans in foreign currency		Private placed corporate bonds		Others		Total
AAA ~ B
(Normal)	(Won)	16,314,373	(Won)	27,584,415	(Won)	905,538	(Won)	19,382,101	(Won)	5,049,895	(Won)	8,275,167	(Won)	77,511,489
CCC
(Precautionary)		781,946		344,196		—		392,834		207,126		301,083		2,027,185
CC
(Substandard)		45,924		8,000		—		2,549		7,923		9,622		74,018
C (Doubtful)		—		—		—		—		—		—		—
D (Estimated Loss)		—		—		17		—		—		47		64

	(Won)	17,142,243	(Won)	27,936,611	(Won)	905,555	(Won)	19,777,484	(Won)	5,264,944	(Won)	8,585,919	(Won)	79,612,756

	December 31, 2010
	Loans in Korean won								Other loans
	Loans for working capital		Loans for facility development		Others		Loans in foreign currency		Private placed corporate bonds		Others		Total
AAA ~ B
(Normal)	(Won)	11,508,686	(Won)	23,520,900	(Won)	558,608	(Won)	17,161,045	(Won)	6,020,525	(Won)	8,674,235	(Won)	67,443,999
CCC
(Precautionary)		911,068		378,170		—		306,288		249,307		300,813		2,145,646
CC
(Substandard)		122,837		33,854		17		3,562		11,923		15,856		188,049
C (Doubtful)		—		—		—		—		—		—		—
D (Estimated Loss)		—		—		—		—		—		—		—

	(Won)	12,542,591	(Won)	23,932,924	(Won)	558,625	(Won)	17,470,895	(Won)	6,281,755	(Won)	8,990,904	(Won)	69,777,694

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	January 1, 2010
	Loans in Korean won								Other loans
	Loans for working capital		Loans for facility development		Others		Loans in foreign currency		Private placed corporate bonds		Others		Total
AAA ~ B
(Normal)	(Won)	10,787,484	(Won)	23,994,787	(Won)	449,879	(Won)	18,572,571	(Won)	11,252,235	(Won)	7,999,503	(Won)	73,056,459
CCC
(Precautionary)		218,673		244,391		—		316,085		87,438		40,642		907,229
CC
(Substandard)		246,924		170,975		—		98,597		7,923		144,689		669,108
C (Doubtful)		—		—		—		—		—		—		—
D (Estimated
Loss)		589		—		—		—		—		—		589

	(Won)	11,253,670	(Won)	24,410,153	(Won)	449,879	(Won)	18,987,253	(Won)	11,347,596	(Won)	8,184,834	(Won)	74,633,385

Loans that are past due but not impaired as of December 31, 2011, December 31, 2010, and January 1, 2010 consist of the following (Korean won in millions):

	December 31, 2011
	Loans in Korean won						Other loans
	Loans for working capital		Loans for facility development		Loans in foreign currency		Private placed corporate bonds		Others		Total
Less 30 days	(Won)	68,998	(Won)	54,803	(Won)	21,220	(Won)	41,533	(Won)	14,363	(Won)	200,917
Less 30~60 days		13,087		16,321		4,840		—		—		34,248
Less 60~90days		1,988		2,863		439		—		—		5,290

	(Won)	84,073	(Won)	73,987	(Won)	26,499	(Won)	41,533	(Won)	14,363	(Won)	240,455

	December 31, 2010
	Loans in Korean won						Other loans
	Loans for working capital		Loans for facility development		Loans in foreign currency		Private placed corporate bonds		Others		Total
Less 30 days	(Won)	38,318	(Won)	103,602	(Won)	61,311	(Won)	10,700	(Won)	8,708	(Won)	222,639
Less 30~60 days		—		—		—		—		—		—
Less 60~90days		—		—		—		—		—		—

	(Won)	38,318	(Won)	103,602	(Won)	61,311	(Won)	10,700	(Won)	8,708	(Won)	222,639

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	January 1, 2010
	Loans in Korean won						Other loans
	Loans for working capital		Loans for facility development		Loans in foreign currency		Private placed corporate bonds		Others		Total
Less 30 days	(Won)	116,494	(Won)	19,147	(Won)	7,128	(Won)	2,900	(Won)	8,142	(Won)	153,811
Less 30 ~ 60 days		19,455		17,976		3,054		—		—		40,485
Less 60 ~ 90 days		650		—		5,729		1,000		—		7,379

	(Won)	136,599	(Won)	37,123	(Won)	15,911	(Won)	3,900	(Won)	8,142	(Won)	201,675

Impaired loans

Impaired loans as of December 31, 2011, December 31, 2010, and January 1, 2010 consist of the following (Korean won in millions):

	December 31, 2011
	Loans in Korean won						Other loans
	Loans for working capital		Loans for facility development		Loans in foreign currency		Private placed corporate bonds		Others		Total
Individually assessed loans	(Won)	549,605	(Won)	110,309	(Won)	80,774	(Won)	393,053	(Won)	108,290	(Won)	1,242,031
Collectively assessed loans		55,210		68,503		148,475		4,500		8,725		285,413

	(Won)	604,815	(Won)	178,812	(Won)	229,249	(Won)	397,553	(Won)	117,015	(Won)	1,527,444

	December 31, 2010
	Loans in Korean won						Other loans
	Loans for working capital		Loans for facility development		Loans in foreign currency		Private placed corporate bonds		Others		Total
Individually assessed loans	(Won)	962,140	(Won)	209,578	(Won)	48,649	(Won)	422,364	(Won)	146,816	(Won)	1,789,547
Collectively assessed loans		43,635		86,868		115,433		9,460		12,087		267,483

	(Won)	1,005,775	(Won)	296,446	(Won)	164,082	(Won)	431,824	(Won)	158,903	(Won)	2,057,030

	January 1, 2010
	Loans in Korean won						Other loans
	Loans for working capital		Loans for facility development		Loans in foreign currency		Private placed corporate bonds		Others		Total
Individually assessed loans	(Won)	685,149	(Won)	211,114	(Won)	41,174	(Won)	73,247	(Won)	85,849	(Won)	1,096,533
Collectively assessed loans		46,208		36,838		73,629		1,760		28,762		187,197

	(Won)	731,357	(Won)	247,952	(Won)	114,803	(Won)	75,007	(Won)	114,611	(Won)	1,283,730

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Measurement methodology of credit risk

Pursuant to Basel II, the Bank selects the measurement methodology of credit risk considering the difficulty of measurement, measurement factors, estimating methods and others. Measurement approaches are divided into Standardized Approach and Internal Rating-Based Approach.

(1)	Standardized Approach (“SA”)

In the case of the Standardized Approach, the risk weights are applied according to the credit rating assessed by External Credit Assessment Institution (“ECAI”).

Risk weights in each credit rating are as follows (%):

Credit rating(*)	Corporate	Country	Bank	Asset securitization
AAA ~ AA-	20.0%	0.0%	20.0%	20.0%
A+ ~ A-	50.0%	20.0%	50.0%	50.0%
BBB+ ~ BBB-	100.0%	50.0%	100.0%	100.0%
BB+ ~ BB-	100.0%	100.0%	100.0%	350.0%
B+ ~ B-	150.0%	100.0%	100.0%	Deducted from
				equity (1,250%)
Below B-	150.0%	150.0%	150.0%	”
Unrated	100.0%	100.0%	100.0%	”

(*)	Credit rating is referenced that of global credit rating agencies such as S&P or Moody’s etc.

The OECD, S&P, Moody’s and Fitch are designated as foreign ECAI and Korea Investors Service Co., Ltd., NICE Investors Services Co., Ltd. and the Korea Ratings Co., Ltd. are designated as domestic ECAI.

The Bank assesses the credit rating based on the same borrower’s unsecured and senior loans. In the case where the borrower’s risk weight is higher than the unrated exposure’s risk weight (100%), the higher weight is applied. In the case where the borrower has more than one rating, the higher weight of the two lowest weights (second best criteria) is applied.

(2)	Internal Rating-Based Approach (“IRB”)

The Bank should be approved by the FSS and also should meet the requirement pre-set by the FSS to use the Internal Rating-Based Approach.

In July 2008, the Bank was approved by the FSS to use the Foundation Internal Rating-Based Approach. The Bank has calculated credit-risk weighted asset using the approach since June 31, 2008.

(3)	Measurement method of credit risk weighted asset

The Bank has calculated credit risk-weighted asset of corporate exposures and asset securitization exposures using the Foundation Internal Rating-Based Approach as of December 2011.

The Standardized Approach is permanently applied to country exposures, public institution exposures and bank exposures according to the interpretation of the FSS and the Standardized Approach is applied to overseas subsidiaries and the Bank’s branch pursuant to the prior consultation with the FSS.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Special lending, non-residence, non-bank financial institution is using the Phased Application. The Bank plans to apply Internal Rating-Based Approach.

<Approved measurement method>
Measurement method		Exposure
Standardized Approach	Permanent
	SA(*1)	—Country, public institution and bank
	SA(*2)	—Overseas subsidiaries and branches, and other assets
Foundation Internal Rating-Based Approach		—Corporate and small and medium enterprises and asset securitization (at each credit level)
Phased Application		—Special lending, nonresidence, non-bank financial institution

(*1)	Pursuant to the interpretation of the FSS, the Standardized Approach is applied to the exposures of government and bank including public institutions.
(*2)	The Standardized Approach is applied in the case where the credit-risk weighted assets of a specific business segment is less than 15% of the entire credit risk-weighted assets with the consultation of the FSS.

The mitigated effect of credit risk reflects the related policies which considers eligible collateral and guarantees. The Bank calculates the credit risk-weighted assets using the capital adequacy ratio.

When calculating credit risk-weighted assets for derivatives, the Bank calculates exposure considering a legally enforceable right to set off the exposures.

Exposures at default by the asset type as of December 31, 2011 and 2010 are as follows (Korean won in millions):

	December 31, 2011
	Exposure		Credit risk mitigation		Exposure less credit risk mitigation
Government	(Won)	8,991,805	(Won)		(Won)	8,991,805
Bank		6,631,048		—		6,631,048
Corporate		101,901,592		71,932		101,829,660
Equity securities		8,801,465		—		8,801,465
Indirect investments		1,069,963		—		1,069,963
Asset securitization		9,523,677		—		9,523,677
Over-the-counter derivatives		8,782,731		3,732,708		5,050,023
Others		15,550,576		228,988		15,321,588

	(Won)	161,252,856	(Won)	4,033,627	(Won)	157,219,229

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	December 31, 2010
	Exposure		Credit risk mitigation		Exposure less credit risk mitigation
Government	(Won)	9,403,633	(Won)	—	(Won)	9,403,633
Bank		6,598,854		—		6,598,854
Corporate		84,669,468		73,978		84,595,490
Equity securities		4,110,671		—		4,110,671
Indirect investments		200,515		—		200,515
Asset securitization		8,514,778		—		8,514,778
Over-the-counter derivatives		8,848,064		3,863,319		4,984,745
Others		12,129,622		134,468		11,995,154

	(Won)	134,475,605	(Won)	4,071,765	(Won)	130,403,840

(4)	Credit rating model

The results of credit rating are presented as grades through an assessment of the debt repayment capacity that the principal and interest of debt securities or loans are redeemed while complying with contractual redemption schedule.

Using the Bank’s internal credit rating model, the Bank classifies debtors’ credit rating into 10 grades (AAA~D). Plus sign (+) and minus sign (-) are attached to the grades (AA~B) to distinguish the difference between credits in the identical grade. As a result, the Bank’s credit rating model uses 20 grades.

The Bank’s regular credit rating process is carried out once a year and in the case of the change of debtor’s credit condition, the credit rating is frequently adjusted as necessary to retain the adequacy of credit rating.

The results of credit rating are applied to various areas such as discrimination of loan processes, loan limit, loan interest rate, post loan management standard process, credit risk measurement, and allowance for bad debts assessment.

(5)	Credit process control structure

According to the Principle of Checks and Balances, the Bank has established the credit process control structure by which the credit rating system operates appropriately.

•	Independent assessment of credit rating: The Bank’s business segment (RM) and credit rating assessment segment (CO) are independently operated

•	Independent control of credit rating system: The control of credit rating system including the development of credit rating model is independently implemented by the Bank’s risk management department.

•	Independent verification of credit rating system: Credit rating system is independently verified by the validation team of the Risk Management Department.

•	Internal audit of credit rating process: Credit rating process is audited by the Bank’s internal audit department.

•	Role of the Board of Directors and the Bank’s management: Major issues relating to credit process are approved by the Board of Directors and are regularly monitored by the Bank’s top management.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

The Bank reviews debt serviceability based on a credit analysis when handling loans. Depending on the results, credit loan preservation is adjusted as necessary by using such methods as interest rate preservation due to credit risk.

The Bank evaluates the value of the collateral, performing ability and legal validity of the guarantee at the initial acquisition. The Bank re-evaluates the provided collateral and guarantees regularly for them to be reasonably preserved.

For guarantees, the Bank demands a corresponding written guarantee according to the loan handling standards and the guarantor’s credit rating is independently calculated in conformity with the credit rating endowment method.

Credit exposure

(1)	Geographical information as of December 31, 2011 and 2010 is as follows (Korean won in millions):

	December 31, 2011
	Korea		England		U.S.		Others		Total
Due from banks (excluding due from the BOK)	(Won)	889,201	(Won)	2,461	(Won)	76,257	(Won)	643,890	(Won)	1,611,809
Financial assets-available-for-sale:
Bonds (excluding government bonds)		12,641,549		577,363		515,677		683,970		14,418,559
Financial assets-held-to-maturity:
Bonds (excluding government bonds)		101,042		—		—		—		101,042
Loans		101,949,752		474,693		976,797		5,010,702		108,411,944
Derivative financial instruments		1,086,059		—		—		—		1,086,059
Other assets		5,199,933		2,153		2,523		11,088		5,215,697

		121,867,536		1,056,670		1,571,254		6,349,650		130,845,110

Financial guarantees		57,369,531		—		32,858		624,239		58,026,628
Credit related commitment (commitments on loans and others)		11,210,285		—		—		258,774		11,469,059

		68,579,816		—		32,858		883,013		69,495,687

	(Won)	190,447,352	(Won)	1,056,670	(Won)	1,604,112	(Won)	7,232,663	(Won)	200,340,797

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	December 31, 2010
	Korea		England		U.S.		Others		Total
Due from banks (excluding due from the BOK)	(Won)	679,160	(Won)	10,565	(Won)	7,932	(Won)	333,213	(Won)	1,030,870
Financial assets-available-for-sale:
Bonds (excluding government bonds)		8,875,751		651,866		537,592		874,822		10,940,031
Financial assets-held-to-maturity:
Bonds (excluding government bonds)		127,568		—		—		—		127,568
Loans		88,332,095		385,802		630,098		3,424,275		92,772,270
Derivative financial instruments		1,437,041		558		—		—		1,437,599
Other assets		3,972,476		2,486		8,574		10,428		3,993,964

		103,424,091		1,051,277		1,184,196		4,642,738		110,302,302

Financial guarantees		59,130,273		—		42,936		730,347		59,903,556
Credit related commitment (commitments on loans and others)		12,646,487		—		—		81,979		12,728,466

		71,776,760		—		42,936		812,326		72,632,022

	(Won)	175,200,851	(Won)	1,051,277	(Won)	1,227,132	(Won)	5,455,064	(Won)	182,934,324

(2)	Industry information as of December 31, 2011 and 2010 is as follows (Korean won in millions):

	December 31, 2011
	Manufacturing		Service		Others		Total
Due from banks (excluding due from the BOK)	(Won)	—	(Won)	938,101	(Won)	673,708	(Won)	1,611,809
Financial assets-available-for-sale:
Bonds (excluding government bonds)		3,413,690		9,141,481		1,863,388		14,418,559
Financial assets-held-to-maturity:
Bonds (excluding government bonds)		20,000		81,042		—		101,042
Loans		57,726,181		42,390,399		8,295,364		108,411,944
Derivative financial assets		—		1,068,956		17,103		1,086,059
Other assets		1,394		36,853		5,177,450		5,215,697

		61,161,265		53,656,832		16,027,013		130,845,110

Financial guarantees		45,368,426		4,444,192		8,214,010		58,026,628
Credit related commitment (commitments on loans and others)		8,299		10,782,247		678,513		11,469,059

		45,376,725		15,226,439		8,892,523		69,495,687

	(Won)	106,537,990	(Won)	68,883,271	(Won)	24,919,536	(Won)	200,340,797

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	December 31, 2010
	Manufacturing		Service		Others		Total
Due from banks (excluding due from the BOK)	(Won)	—	(Won)	744,651	(Won)	286,219	(Won)	1,030,870
Financial assets-available-for-sale:
Bonds (excluding government bonds)		2,333,682		7,042,306		1,564,043		10,940,031
Financial assets-held-to-maturity:
Bonds (excluding government bonds)		20,000		107,000		568		127,568
Loans		50,116,259		36,126,197		6,529,814		92,772,270
Derivative financial assets		220,962		1,206,148		10,489		1,437,599
Other assets		1,540		35,884		3,956,540		3,993,964

		52,692,443		45,262,186		12,347,673		110,302,302

Financial guarantees		48,702,055		3,116,175		8,085,326		59,903,556
Credit related commitment (commitments on loans and others)		—		12,445,111		283,355		12,728,466

		48,702,055		15,561,286		8,368,681		72,632,022

	(Won)	101,394,498	(Won)	60,823,472	(Won)	20,716,354	(Won)	182,934,324

(3)	Rating information as of December 31, 2011 and 2010 is as follows (Korean won in millions):

	December 31, 2011
	Due from banks		Financial assets-available- for-sale		Financial assets-held-to -maturity		Total
AAA ~ AA-	(Won)	434,807	(Won)	2,482,470	(Won)	20,600	(Won)	2,937,877
A+ ~ A-		380,589		1,264,568		—		1,645,157
BBB+ ~ BB-		—		5,134,763		20,000		5,154,763
Below BB-		—		456,549		—		456,549
Unrated		796,413		5,080,209		60,442		5,937,064

	(Won)	1,611,809	(Won)	14,418,559	(Won)	101,042	(Won)	16,131,410

	December 31, 2010
	Due from banks		Financial assets-available- for-sale		Financial assets-held-to -maturity		Total
AAA ~ AA-	(Won)	204,473	(Won)	2,267,682	(Won)	47,000	(Won)	2,519,155
A+ ~ A-		390,519		761,723		—		1,152,242
BBB+ ~ BB-		—		3,787,221		20,000		3,807,221
Below BB-		—		559,737		—		559,737
Unrated		435,878		3,563,668		60,568		4,060,114

	(Won)	1,030,870	(Won)	10,940,031	(Won)	127,568	(Won)	12,098,469

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Capital management activities

Capital adequacy

The FSS approved the Bank’s use of the Foundation Internal Rating-Based Approach in July 2008. The Bank has been using the same approach when calculating credit risk-weighted assets since the end of June, 2008. The equity capital ratio and equity capital according to the standards of the Bank for International Settlements are calculated for the purpose of such disclosure. The equity capital ratio and equity capital are calculated on a consolidated basis.

(1)	BIS capital adequacy ratio

	(Unit: Korean won in millions)
	December 31, 2011		December 31, 2010		January 1, 2010
Equity capital based on BIS (A):	(Won)	16,323,445	(Won)	15,724,982	(Won)	15,399,399
Tier 1 capital		15,223,839		14,642,375		13,867,302
Tier 2 capital		1,099,606		1,082,607		1,532,097

Risk-weighted assets (B):	(Won)	107,004,298	(Won)	90,078,941	(Won)	94,052,684
Credit risk-weighted assets		101,028,212		85,730,427		90,594,757
Market risk-weighted assets		1,698,215		909,729		637,859
Operational risk-weighted assets		4,277,871		3,438,785		2,820,068

BIS capital adequacy ratio (A/B):		15.25		17.46		16.37
Tier 1 capital ratio		14.22		16.26		14.74
Tier 2 capital ratio		1.03		1.20		1.63

(2)	Equity capital based on BIS

	(Unit: Korean won in millions)
	December 31, 2011		December 31, 2010		January 1, 2010
Equity capital (A+B)	(Won)	16,323,445	(Won)	15,724,982	(Won)	15,399,399

Tier 1 capital (A):	(Won)	15,223,839	(Won)	14,642,375	(Won)	13,867,302
Capital stock		9,251,861		9,251,861		9,241,861
Capital surplus		44,178		39,288		52,168
Retained earnings		7,940,829		6,804,113		5,086,984
Non-controlling interest		25,227		19,614		211,976
Deductions		(2,038,255)		(1,472,501)		(725,687)

Tier 2 capital (B):	(Won)	1,099,606	(Won)	1,082,607	(Won)	1,532,097
45% of unrealized gain on financial assets available-for-sale		241,674		172,925		372,140
Term subordinated liabilities		499,660		576,526		973,551
Others		861,326		725,865		446,767
Deductions		(503,053)		(392,709)		(260,361)

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Market risk

Concept

Market risk is defined as the possibility of potential loss on a trading position resulting from unexpected fluctuations in interest rates, foreign exchange rates and the price of stocks and derivatives.

Approach to market risk management

Market risk is managed using VaR limit and loss limit. VaR limit is calculated in the view of entire bank and the calculated VaR limit is distributed into each department and each type (price of a stock, interest rates, foreign exchange rates and option). The trading department regulates and operates terms of stop loss and investment limits.

Using the Standardized Approach and internal model of VaR, the Bank’s VaR is measured daily and the measured VaR is used at risk monitoring and limit management. In the estimation of VaR, the historical simulation and two other supplemental procedures are used: variance-covariance matrix and Monte Carlo simulation. The estimation of VaR is validated daily through the stress test and back test.

In the estimation of market risk, the Standardized Approach and the internal model are used. The Standardized Approach is used in order to calculate the required capital from market risk and the internal model is used in order to manage risk internally.

Since July 2007, the Bank has measured one-day 99% VaR through the historical simulation method using the time series data of past 250 days under 99% confidence levels. The calculated VaR is monitored on a daily basis.

In the implementation of the stress test, the Bank applied three scenarios based on the fluctuation of market index occurred at the time of the historical event that resulted in the significant shock. The stress test is implemented daily by the system in order to provide for crisis occurrence. Furthermore, the Bank is conducting a contingency plan for market risk management. The plan distinguishes the crisis condition into three stages—precautious stage, precrisis stage and crisis stage—through the measurement of the market volatility.

For the validation of the market risk measurement methodology, the Bank daily implements the backtesting that compares the simulated loss, the actual loss and the previous day’s VaR. In addition, the Bank enforces the market risk management relating to irregular compound derivatives through the validation of the derivative pricing model developed by the Bank’s Front Office.

Trading VaR

The Bank’s trading VaRs as of December 31, 2011 and 2010 are as follows (Korean won in millions):

	December 31, 2011
	Average		Max		Min		December 31, 2011
Interest rates	(Won)	4,212	(Won)	5,481	(Won)	2,446	(Won)	2,453
Price of a stock		711		1,425		44		229
Foreign exchange rates		1,041		3,435		459		1,047
Others		152		222		79		149
Total		4,279		6,067		2,774		2,778

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	December 31, 2010
	Average		Max		Min		December 31, 2010
Interest rates	(Won)	3,786	(Won)	4,972	(Won)	3,134	(Won)	3,790
Price of a stock		1,130		1,502		616		1,502
Foreign exchange rates		1,202		3,049		434		514
Options		151		182		23		182
Total		4,128		7,912		2,645		3,530

Interest rate risk

Interest rate risk is defined as the likely loss resulting from the unfavorable fluctuation of interest rate in the Bank’s financial condition and is measured by interest rate VaR and interest rate EaR.

Interest rate VaR is the maximum amount of a decrease in net asset value resulting from the unfavorable fluctuation of interest rate. Interest rate EaR is the maximum amount of decrease in net interest income resulting from the unfavorable fluctuation of interest rate for a year.

The Bank’s interest rate VaR and interest rate EaR are measured through the simulation of conclusive interest rate scenario with the Oracle Financial Services Application (OFSA) and are reported on a monthly basis to the Risk Management Committee. The Management’s target of interest rate VaR and interest rate EaR are approved at the beginning of the year. Additionally, the interest rate VaR and interest rate EaR on a consolidated basis are calculated using the Standardized Approach in order to retain the consistency in the method used by the Bank and its subsidiaries.

(1)	Interest rate EaR/VaR

(unit : Korean won in millions)
December 31, 2011
Interest rate shock	Interest rate VaR	Interest rate EaR
2.00%	(Won) 335,134	(Won) 35,716

(unit : Korean won in millions)
December 31, 2010
Interest rate shock	Interest rate VaR	Interest rate EaR
2.00%	(Won) 121,068	(Won) 108,472

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

(2)	Cash flows by maturity of interest bearing assets and liabilities

Cash flows by maturity of interest bearing assets and liabilities as of December 31, 2011 and 2010 are as follows (Korean won in millions):

	December 31, 2011
	Less 1 month		1 ~ 3 months		3 ~ 12 months		Less 1 ~ 5 years		Over 5 years		Total
Assets:
Cash and due from banks	(Won)	1,048,537	(Won)	236,182	(Won)	246,031	(Won)	—	(Won)	—	(Won)	1,530,750
Financial assets-available-for-sale		899,869		3,886,967		4,258,473		13,183,534		2,192,982		24,421,825
Financial assets-held-to-maturity		—		8		3,550		117,340		4,151		125,049
Loans		14,697,878		28,775,138		23,659,134		14,753,800		3,775,632		85,661,582

	(Won)	16,646,284	(Won)	32,898,295	(Won)	28,167,188	(Won)	28,054,674	(Won)	5,972,765	(Won)	111,739,206

Liabilities:
Financial liabilities designated at
TVTPL	(Won)	—	(Won)	5,334	(Won)	17,485	(Won)	237,553	(Won)	1,385,133	(Won)	1,645,505
Due to customer		4,361,796		5,304,912		12,912,880		3,213,021		21,570		25,814,179
Borrowings		7,729,075		8,312,118		5,626,568		3,195,083		1,694,783		26,557,627
Debt issued		2,200,653		3,753,270		14,193,641		26,970,438		5,149,380		52,267,382
Others		392,392		—		—		—		—		392,392

	(Won)	14,683,916	(Won)	17,375,634	(Won)	32,750,574	(Won)	33,616,095	(Won)	8,250,866	(Won)	106,677,085

	December 31, 2010
	Less 1 month		1 ~ 3 months		3 ~ 12 months		Less 1 ~ 5 years		Over 5 years		Total
Assets:
Cash and due from banks	(Won)	400,756	(Won)	209,222	(Won)	337,682	(Won)	—	(Won)	—	(Won)	947,660
Financial assets-available-for-sale		1,222,992		3,389,100		4,588,116		9,700,826		1,718,032		20,619,066
Financial assets-held-to-maturity		1		23		1,041		155,157		6,021		162,243
Loans		16,012,230		26,142,020		20,301,141		9,171,624		3,778,820		75,405,835

	(Won)	17,635,979	(Won)	29,740,365	(Won)	25,227,980	(Won)	19,027,607	(Won)	5,502,873	(Won)	97,134,804

Liabilities:
Financial liabilities designated at TVTPL		4,093		5,400		17,626	(Won)	249,703	(Won)	1,308,004	(Won)	1,584,826
Due to customer		3,055,255		6,253,545		5,870,029		3,921,947		20,000		19,120,776
Borrowings		6,501,118		6,199,073		5,909,023		3,325,627		1,762,885		23,697,726
Debt issued		3,488,794		5,182,012		11,031,712		23,631,945		5,089,774		48,424,237
Others		532,839		—		—		—		—		532,839

	(Won)	13,582,099	(Won)	17,640,030	(Won)	22,828,390	(Won)	31,129,222	(Won)	8,180,663	(Won)	93,360,404

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Foreign currency risk

Outstanding balances by currency with significant exposure as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (Korean won in millions):

	December 31, 2011
	KRW		USD		EUR		JYP		GBP		Others		Total
Asset:
Cash and due from banks	(Won)	434,435	(Won)	1,412,497	(Won)	21,472	(Won)	77,852	(Won)	637	(Won)	18,946	(Won)	1,965,839
Financial assets held-for-trading		2,522,596		13,833		—		—		—		49,480		2,585,909
Financial assets-available-for-sale		21,407,540		3,562,252		124,786		607,418		—		11,542		25,713,538
Financial assets-held-to-maturity		110,844		—		—		—		—		—		110,844
Loans		51,906,283		23,644,888		797,519		3,755,546		10,361		300,197		80,414,794
Derivative financial assets		3,845,709		1,656,099		70,089		25,198		—		—		5,597,095
Other assets		3,803,988		1,093,065		136,255		121,393		—		10,334		5,165,035

Total financial assets		84,031,395		31,382,634		1,150,121		4,587,407		10,998		390,499		121,553,054
Liabilities:
Financial liabilities designated at FVTPL		992,136		—		—		—		—		—		992,136
Due to customers		22,900,082		2,110,120		29,923		181,379		105		669		25,222,278
Borrowings		10,206,101		11,959,394		1,311,337		2,277,223		21,505		66,861		25,842,421
Debt issued		29,697,123		11,610,221		390,225		3,122,391		—		2,376,699		47,196,659
Derivative financial liabilities		2,698,898		1,511,465		51,026		27,875		—		—		4,289,264
Other liabilities		4,119,943		1,450,557		66,719		44,311		20		37,851		5,719,401

Total financial liabilities		70,614,283		28,641,757		1,849,230		5,653,179		21,630		2,482,079		109,262,158

Net financial position	(Won)	13,417,112	(Won)	2,740,877	(Won)	(699,109)	(Won)	(1,065,772)	(Won)	(10,632)	(Won)	(2,091,580)	(Won)	12,290,896

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	December 31, 2010
	KRW		USD		EUR		JYP		GBP		Others		Total
Asset:
Cash and due from banks	(Won)	323,915	(Won)	801,730	(Won)	7,605	(Won)	10,976	(Won)	598	(Won)	30,279	(Won)	1,175,103
Financial assets-held-for-trading		4,202,004		2,230		—		—		—		34,961		4,239,195
Financial assets-available-for-sale		18,627,344		3,433,039		137,815		475,302		—		3,395		22,676,895
Financial assets-held-to-maturity		137,695		—		—		—		—		—		137,695
Loans		45,840,006		20,102,965		617,847		3,767,961		20,450		421,298		70,770,527
Derivative financial assets		4,503,432		1,484,341		49,673		50,654		—		—		6,088,100
Other assets		2,532,752		1,183,127		16,076		351,230		1		11,033		4,094,219

Total financial assets		76,167,148		27,007,432		829,016		4,656,123		21,049		500,966		109,181,734
Liabilities:
Financial liabilities designated at FVTPL		951,752		—		—		—		—		—		951,752
Due to customers		17,614,056		1,224,610		26,247		47,912		149		16,869		18,929,843
Borrowings		9,775,379		9,559,381		1,410,352		2,101,733		1,713		29,000		22,877,558
Debt issued		28,098,244		9,251,022		968,395		2,628,406		253,437		2,035,745		43,235,249
Derivative financial liabilities		3,081,820		1,519,046		30,055		36,782		—		—		4,667,703
Other liabilities		3,349,514		2,268,968		52,510		55,301		3,586		35,671		5,765,550

Total financial liabilities		62,870,765		23,823,027		2,487,559		4,870,134		258,885		2,117,285		96,427,655

Net financial position	(Won)	13,296,383	(Won)	3,184,405	(Won)	(1,658,543)	(Won)	(214,011)	(Won)	(237,836)	(Won)	(1,616,319)	(Won)	12,754,079

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	January 1, 2010
	KRW		USD		EUR		JYP		GBP		Others		Total
Asset:
Cash and due from banks	(Won)	880,751	(Won)	953,822	(Won)	8,003	(Won)	25,294	(Won)	102,835	(Won)	4,651	(Won)	1,975,356
Financial assets held-for-trading		1,537,522		50,879		3,300		17,617		—		—		1,609,318
Financial assets designated at FVTPL		89,503		—		—		—		—		—		89,503
Financial assets-available-for-sale		24,206,493		2,556,665		297,862		535,195		660,426		—		28,256,641
Financial assets-held-to-maturity		67,521		—		—		—		—		—		67,521
Loans		49,015,827		21,227,216		919,972		3,289,064		370,908		277,477		75,100,464
Derivative financial assets		5,927,484		1,367,482		48,120		66,083		252,500		—		7,661,669
Other assets		2,794,745		1,498,282		111,697		122,001		122,712		3,159		4,652,596

Total financial assets		84,519,846		27,654,346		1,388,954		,055,254		1,509,381		285,287		119,413,068
Liabilities:
Financial liabilities designated at FVTPL:		1,308,299		—		—		—		—		—		1,308,299
Due to customer		12,246,882		1,353,364		99,872		93,435		141,092		1,281		13,935,926
Borrowings		13,949,813		9,831,266		1,636,488		1,688,204		1,255,483		219,192		28,580,446
Debt issued		34,771,905		9,203,996		1,790,595		3,069,181		253,437		1,651,674		50,740,788
Derivative financial liabilities		4,615,023		1,641,865		37,781		46,983		291,523		—		6,633,175
Other liabilities		3,329,488		1,593,455		12,087		106,880		117,353		9,642		5,168,905

Total financial liabilities		70,221,410		23,623,946		3,576,823		5,004,683		2,058,888		1,881,789		106,367,539

Net financial position	(Won)	14,298,436	(Won)	4,030,400	(Won)	(2,187,869)	(Won)	(949,429)	(Won)	(549,507)	(Won)	(1,596,502)	(Won)	13,045,529

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Liquidity risk management

Concept

Liquidity risk is defined as the possibility of potential loss due to a temporary shortage in funds caused by a maturity mismatch or an unexpected capital outlay. Liquidity risk soars when funding rates rise, assets are sold below a normal price, or a good investment opportunity is missed.

Approach to liquidity risk management

Since the methodology to quantifiably measure liquidity risk does not formally exist, the Bank manages its liquidity risks as follows:

(1)	Allowable limit for liquidity risk

The allowable limit for liquidity risk sets liquidity ratio and remaining maturity gap

The management standards with regards to the allowable limit for liquidity risk should be set using separate and stringent set ratios in accordance with the FSS guidelines.

<Measurement Methodology>

—Liquidity ratio : (Maturing liquidity asset in the interval / Maturing liquidity liability in the interval) X 100

—Remaining maturity gap : (Maturing liquidity asset in the interval—Maturing liquidity liability in the interval) / total assets X 100

(2)	Early Warning Indicator

In order to identify prematurely and cope with worsening liquidity risk trends, the Bank has set up 13 indexes such as the “Foreign Exchange Stabilization Bond CDS Premium,” and measures the trend monthly, weekly and daily as a means for establishing the allowable liquidity risk limit complementary measures.

(3)	Stress-Test Analysis and Contingency Plan

The Bank evaluates the effects on the liquidity risk and identifies the inherent flaws. In the case where an unpredictable and significant liquidity crisis occurs, the Bank executes risk situation analysis quarterly based on crises specific to the Bank, market risk, and complex emergency, and reports to the Risk Management Committee for the purpose of the Bank’s solvency securitization.

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

Remaining maturity gap

(1)	Liquidity risks of non-derivative financial instruments as of December 31, 2011 and 2010 are as follows (Korean won in millions):

	December 31, 2011
	Less 1 month		1 ~ 3 months		3 ~ 12 months		Less 1 ~ 5 years		Over 5 years		Total
Assets:
Cash and due from banks	(Won)	1,368,111	(Won)	162,630	(Won)	304,829	(Won)	143,063	(Won)	444	(Won)	1,979,077
Financial assets held-for-trading		2,596,516		—		—		—		—		2,596,516
Financial assets—available-for-sale		280,781		2,974,195		4,744,571		14,809,868		5,468,678		28,278,093
Financial assets—held-to-maturity		—		8		3,550		117,340		4,151		125,049
Loans		6,225,212		11,155,240		27,316,716		36,205,137		7,342,165		88,244,470
Others		4,310,268		225,177		605,118		510,536		2,299,387		7,950,486

	(Won)	14,780,888	(Won)	14,517,250	(Won)	32,974,784	(Won)	51,785,944	(Won)	15,114,825	(Won)	129,173,691

Liabilities:
Financial liabilities designated at FVTPL	(Won)	—	(Won)	5,334	(Won)	17,485	(Won)	237,553	(Won)	1,385,133	(Won)	1,645,505
Due to customers		9,463,398		4,666,740		11,629,859		466,763		21,744		26,248,504
Borrowings		6,587,504		5,381,194		7,335,323		5,675,362		1,695,842		26,675,225
Debt issued		1,397,216		2,466,576		15,660,149		27,777,238		6,875,621		54,176,800
Others		4,122,517		225,316		651,786		559,048		2,858,441		8,417,108

	(Won)	21,570,635	(Won)	12,745,160	(Won)	35,294,602	(Won)	34,715,964	(Won)	12,836,781	(Won)	117,163,142

	December 31, 2010
	Less 1 month		1 ~ 3 months		3 ~ 12 months		Less 1 ~ 5 years		Over 5 years		Total
Assets:
Cash and due from banks	(Won)	528,556	(Won)	48,556	(Won)	332,353	(Won)	279,947	(Won)	75	(Won)	1,189,487
Financial assets held-for-trading		4,257,985		—		—		—		—		4,257,985
Financial assets—available-for-sale		2,012,139		2,154,221		4,676,126		10,975,537		4,558,519		24,376,542
Financial assets—held-to-maturity		1		23		1,041		155,157		6,021		162,243
Loans		7,042,786		7,764,572		24,362,268		31,460,865		6,764,976		77,395,467
Others		3,472,101		42,845		392,255		434,033		4,185,679		8,526,913

	(Won)	17,313,568	(Won)	10,010,217	(Won)	29,764,043	(Won)	43,305,539	(Won)	15,515,270	(Won)	115,908,637

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

	December 31, 2010
	Less 1 month		1 ~ 3 months		3 ~ 12 months		Less 1 ~ 5 years		Over 5 years		Total
Liabilities:
Financial liabilities designated at FVTPL	(Won)	4,093	(Won)	5,400	(Won)	17,626	(Won)	249,703	(Won)	1,308,004	(Won)	1,584,826
Due to customers		7,390,087		5,696,374		4,764,722		1,554,199		20,075		19,425,457
Borrowings		5,264,626		4,350,506		7,735,983		4,650,730		1,847,803		23,849,648
Debt issued		2,006,337		2,887,794		12,636,738		26,012,958		7,098,668		50,642,495
Others		4,081,645		101,889		425,705		474,022		2,855,000		7,938,261

	(Won)	18,746,788	(Won)	13,041,963	(Won)	25,580,774	(Won)	32,941,612	(Won)	13,129,550	(Won)	103,440,687

(2)	Liquidity risks of derivatives instruments as of December 31, 2011 and 2010 are as follows (Korean won in millions):

(a)	Net-settled derivatives

	December 31, 2011
	Less 1 month		1 ~ 3 months		3 ~ 12 months		Less 1 ~ 5 years		Over 5 years		Total
Derivatives for trading:
Currency	(Won)	(195,738)	(Won)	3,244	(Won)	18,896	(Won)	(439)	(Won)	—	(Won)	(174,037)
Interest		34		167,899		115,302		(187,709)		1,373,886		1,469,412
Stock		—		78,468		(14,997)		(14,996)		—		48,475
Derivatives for hedging:												—
Interest		(6,931)		676,248		(64,955)		(696,989)		(36,640)		(129,267)
Stock		—		118,942		—		—		—		118,942

	(Won)	(202,635)	(Won)	1,044,801	(Won)	54,246	(Won)	(900,133)	(Won)	1,337,246	(Won)	1,333,525

	December 31, 2010
	Less 1 month		1 ~ 3 months		3 ~ 12 months		Less 1 ~ 5 years		Over 5 years		Total
Derivatives for trading:
Currency	(Won)	(178,126)	(Won)	2,229	(Won)	23	(Won)	383	(Won)	—	(Won)	(175,491)
Interest		(12,371)		172,541		(556,409)		(84,594)		1,092,543		611,710
Stock		—		(37,958)		(37,517)		(35,949)		—		(111,424)
Commodity		—		1		6		18		—		25
Derivatives for hedging:
Interest		—		664,330		(60,162)		(649,115)		(134,764)		(179,711)
Stock		—		(12,193)		—		—		—		(12,193)

	(Won)	(190,497)	(Won)	788,950	(Won)	(654,059)	(Won)	(769,257)	(Won)	957,779	(Won)	132,916

Korea Development Bank

Notes to the separate financial statements—(Continued)

December 31, 2011 and 2010

(b)	Gross settled derivatives

	December 31, 2011
	Less 1 month		1 ~ 3 months		3 ~ 12 months		Less 1 ~ 5 years		Over 5 years		Total
Derivatives for trading:
Currency
Inflow	(Won)	706,054	(Won)	12,599,706	(Won)	18,701,998	(Won)	8,977,907	(Won)	624,597	(Won)	41,610,262

Outflow	(Won)	723,417	(Won)	12,576,310	(Won)	18,619,201	(Won)	8,849,180	(Won)	580,715	(Won)	41,348,823

	December 31, 2010
	Less 1 month		1 ~ 3 months		3 ~ 12 months		Less 1 ~ 5 years		Over 5 years		Total
Derivatives for trading:
Currency
Inflow	(Won)	5,826,533	(Won)	15,175,401	(Won)	13,568,062	(Won)	5,859,220	(Won)	266,644	(Won)	40,691,369

Outflow	(Won)	5,784,368	(Won)	15,055,476	(Won)	13,201,515	(Won)	5,839,144	(Won)	253,661	(Won)	40,126,188

(3)	Liquidity risks of guarantees and commitments as of December 31, 2011 and 2010 are as follows (Korean won in millions):

	December 31, 2011
	Less 1 month		1 ~ 3 months		3 ~ 12 months		Less 1 ~ 5 years		Over 5 years		Total
Guarantees	(Won)	1,234,814	(Won)	1,967,233	(Won)	4,502,154	(Won)	4,637,328	(Won)	8,076,205	(Won)	20,417,734
Commitments		666,265		2,076,055		2,031,363		5,887,020		488,253		11,148,956

	(Won)	1,901,079	(Won)	4,043,288	(Won)	6,533,517	(Won)	10,524,348	(Won)	8,564,458	(Won)	31,566,690

	December 31, 2010
	Less 1 month		1 ~ 3 months		3 ~ 12 months		Less 1 ~ 5 years		Over 5 years		Total
Guarantees	(Won)	1,578,619	(Won)	1,251,925	(Won)	3,967,968	(Won)	5,486,312	(Won)	10,528,187	(Won)	22,813,011
Commitments		172,985		79,163		3,480,445		7,789,244		82,183		11,604,020

	(Won)	1,751,604	(Won)	1,331,088	(Won)	7,448,413	(Won)	13,275,556	(Won)	10,610,370	(Won)	34,417,031

THE REPUBLIC OF KOREA

Land and History

Territory and Population

Located generally south of the 38th parallel on the Korean peninsula, The Republic of Korea covers about 38,000 square miles, approximately one-fourth of which is arable. The Republic has a population of approximately 48 million people. The country’s largest city and capital, Seoul, has a population of about 11 million people.

Map of the Republic of Korea

Political History

Dr. Rhee Seungman, who was elected President in each of 1948, 1952, 1956 and 1960, dominated the years after the Republic’s founding in 1948. Shortly after President Rhee’s resignation in 1960 in response to student-led demonstrations, a group of military leaders headed by Park Chung Hee assumed power by coup. The military leaders established a civilian government, and the country elected Mr. Park as President in October 1963. President Park served as President until his assassination in 1979 following a period of increasing strife between the Government and its critics. The Government declared martial law and formed an interim government under Prime Minister Choi Kyu Hah, who became the next President. After clashes between the Government and its critics, President Choi resigned, and General Chun Doo Hwan, who took control of the Korean army, became President in 1980.

In late 1980, the country approved, by national referendum, a new Constitution, providing for indirect election of the President by an electoral college and for certain democratic reforms, and shortly thereafter, in early 1981, re-elected President Chun.

Responding to public demonstrations in 1987, the legislature revised the Constitution to provide for direct election of the President. In December 1987, Roh Tae Woo won the Presidency by a narrow plurality, after opposition parties led by Kim Young Sam and Kim Dae Jung failed to unite behind a single candidate. In February 1990, two opposition political parties, including the one led by Kim Young Sam, merged into President Roh’s ruling Democratic Liberal Party.

In December 1992, the country elected Kim Young Sam as President. The election of a civilian and former opposition party leader considerably lessened the controversy concerning the legitimacy of the political regime. President Kim’s administration reformed the political sector and deregulated and internationalized the Korean economy.

In December 1997, the country elected Kim Dae Jung as President. President Kim’s party, the Millennium Democratic Party (formerly known as the National Congress for New Politics), formed a coalition with the United Liberal Democrats led by Kim Jong Pil, with Kim Jong Pil becoming the first prime minister in President Kim’s administration. The coalition, which temporarily ended before the election held in April 2000, continued with the appointment of Lee Han Dong of the United Liberal Democrats as the Prime Minister in June 2000. The coalition again ended in September 2001.

In December 2002, the country elected Roh Moo Hyun as President. President Roh and his supporters left the Millennium Democratic Party in 2003 and formed a new party, the Uri Party, in November 2003. On August 15, 2007, 85 members of the National Assembly, previously belonging to the Uri Party, or the Democratic Party, formed the United New Democratic Party (the “UNDP”). The Uri Party merged into the UNDP in August 20, 2007. In February 2008, the UNDP merged back into the Democratic Party. In December 2011, the Democratic Party merged with the Citizens Unity Party to form the Democratic United Party.

In December 2007, the country elected Lee Myung-Bak as President. He commenced his term on February 25, 2008. The Lee administration’s key policy priorities include:

•	pursuing a lively market economy through deregulation, free trade and the attraction of foreign investment;

•	establishing an efficient government by reorganizing government functions and privatizing state-owned enterprises;

•	taking initiatives on the denuclearization of North Korea;

•	seeking a productive welfare system based on customized welfare benefits and job training; and

•	strengthening the competitiveness of Korea’s education system.

Government and Politics

Government and Administrative Structure

Governmental authority in the Republic is centralized and concentrated in a strong Presidency. The President is elected by popular vote and can only serve one term of five years. The President chairs the State Council, which consists of the prime minister, the deputy prime ministers, the respective heads of Government ministries and the ministers of state. The President can select the members of the State Council and appoint or remove all other Government officials, except for elected local officials.

The President can veto new legislation and take emergency measures in cases of natural disaster, serious fiscal or economic crisis, state of war or other similar circumstances. The President must promptly seek the concurrence of the National Assembly for any emergency measures taken and failing to do so automatically invalidates the emergency measures. In the case of martial law, the President may declare martial law without the consent of the National Assembly; provided, however, that the National Assembly may request the President to rescind such martial law.

The National Assembly exercises the country’s legislative power. The Constitution and the Election for Public Offices Act provide for the direct election of about 82% of the members of the National Assembly and the distribution of the remaining seats proportionately among parties winning more than 5 seats in the direct election or receiving over 3% of the popular vote. National Assembly members serve four-year terms. The National Assembly enacts laws, ratifies treaties and approves the national budget. The executive branch drafts most legislation and submits it to the National Assembly for approval.

The country’s judicial branch comprises the Supreme Court, the Constitutional Court and lower courts of various levels. The President appoints the Chief Justice of the Supreme Court and appoints the other Justices of the Supreme Court upon the recommendation of the Chief Justice. All appointments to the Supreme Court require the consent of the National Assembly. The Chief Justice, with the consent of the conference of Supreme Court Justices, appoints all the other judges in Korea. Supreme Court Justices serve for six years and all other judges serve for ten years. Other than the Chief Justice, justices and judges may be reappointed to successive terms.

The President formally appoints all nine judges of the Constitutional Court, but three judges must be designated by the National Assembly and three by the Chief Justice of the Supreme Court. Constitutional Court judges serve for six years and may be reappointed to successive terms.

Administratively, the Republic comprises nine provinces and seven cities with provincial status: Seoul, Busan, Daegu, Incheon, Gwangju, Daejon and Ulsan. From 1961 to 1995, the national government controlled the provinces and the President appointed provincial officials. Local autonomy, including the election of provincial officials, was reintroduced in June 1995.

Political Organizations

The 18th legislative general election was held on April 9, 2008 and the term of the National Assembly members elected in the 18th legislative general election commenced on May 30, 2008. Currently, there are two major political parties, the Saenuri Party (formerly known as the Grand National Party), or SP, and the Democratic United Party, or DUP.

As of March 31, 2012, the parties control the following number of seats in the National Assembly:

	SP	DUP	Others	Total
Number of Seats	162	80	51	293

The 19th legislative general election was held on April 11, 2012 and the term of the National Assembly members elected in the 19th legislative general election is scheduled to commence on May 30, 2012. The following table shows the number of seats won by the parties at the general election:

	SP	DUP	Others	Total
Number of Seats	152	127	21	300

Relations with North Korea

Relations between the Republic and North Korea have been tense over most of the Republic’s history. The Korean War, which took place between 1950 and 1953 began with the invasion of the Republic by communist forces from North Korea and, following a military stalemate, an armistice was reached establishing a demilitarized zone monitored by the United Nations in the vicinity of the 38th parallel.

North Korea maintains a regular military force estimated at more than 1,000,000 troops, mostly concentrated near the northern border of the demilitarized zone. The Republic’s military forces, composed of approximately 650,000 regular troops and almost 3.0 million reserves, maintain a state of military preparedness along the southern border of the demilitarized zone. In addition, the United States has historically maintained its military presence in the Republic. In October 2004, the United States and the Republic agreed to a three-phase withdrawal of approximately one-third of the 37,500 troops stationed in the Republic by the end of 2008. By the end of 2004, 5,000 U.S. troops departed the Republic in the first phase of such withdrawal and in the plan’s second phase, the United States removed 5,000 troops by the end of 2006. In the final phase, another 2,500 U.S. troops were scheduled to depart by the end of 2008. In April 2008, however, the United States and the Republic decided not to proceed with the final phase of withdrawal and agreed to maintain 28,500 U.S. troops in the Republic. In February 2007, the United States and the Republic agreed to dissolve their joint command structure by 2012, which would allow the Republic to assume the command of its own armed forces in the event of war on the Korean peninsula.

The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, the Republic, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including thorough inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications.

In April 2009, North Korea launched a long-range rocket over the Pacific Ocean. The Republic, Japan and the United States responded that the launch poses a threat to neighboring nations and that it was in violation of the United Nations Security Council resolution adopted in 2006 against nuclear tests by North Korea, and the

United Nations Security Council unanimously passed a resolution that condemned North Korea for the launch and decided to tighten sanctions against North Korea. Subsequently, North Korea announced that it would permanently pull out of the six-party talks and restart its nuclear program, and the International Atomic Energy Agency reported that its inspectors had been ordered to remove surveillance devices and other equipment at the Yongbyon nuclear power plant and to leave North Korea. In May 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range, surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. The Government formally accused North Korea of causing the sinking in May 2010. North Korea has denied responsibility for the sinking and has threatened retaliation for any attempt to punish it for the act. On November 23, 2010, North Korean forces fired more than one hundred artillery shells targeting Yeonpyeong Island located near the maritime border between the Republic and North Korea on the west coast of the Korean peninsula, killing two Korean soldiers and two civilians as well as causing substantial property damage. The Republic responded by firing approximately 80 artillery shells and putting the military on its highest alert level. The Government condemned North Korea for the act and vowed stern retaliation should there be further provocation. On April 13, 2012, North Korea launched a long-range rocket over the Yellow Sea. The Republic, Japan and the United States condemned the launch and the United Nations Security Council adopted a chairman’s statement condemning North Korea for the launch.

There recently has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for economic and political stability in the region. In June 2009, U.S. and Korean officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, Kim Jong-eun, who is reportedly in his twenties, to become his successor. In September 2010, Kim Jong-eun was made a general in the North Korean army, named the vice chairman of the Central Military Commission and appointed to the Central Committee of the Workers’ Party in a series of measures widely believed to be part of the succession plan. In addition, North Korea’s economy faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

Since the death of Kim Jong-il, the former North Korean ruler, in mid-December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although before his death, Kim Jong-il designated his third son, Kim Jong-eun, as his successor, the eventual outcome of such leadership transition remains uncertain. Furthermore, as only limited information is available outside of North Korea about Kim Jong-eun, and it is unclear which individuals or factions, if any, will share political power with Kim Jong-eun or assume the leadership if the transition is not successful, there is significant uncertainty regarding the policies, actions and initiatives that North Korea might pursue in the future.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future or that such escalation will not have a material adverse impact on the Republic’s economy or its ability to obtain future funding. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between the Republic and North Korea break down or military hostilities occur, could have a material adverse effect on the Republic’s economy.

Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant economic commitment by the Republic. In President Lee’s national address on August 15, 2010, he suggested the possible adoption of a reunification tax as a potential means of alleviating the potential long-term economic burden associated with reunification. Such discussions on reunification are very preliminary, and it has not been decided whether or when such a reunification tax would be implemented. If a reunification tax is implemented, depending on how it is structured, it may lead to a decrease in domestic consumption, which in turn may have a material adverse effect on the Republic’s economy.

Foreign Relations and International Organizations

The Republic maintains diplomatic relations with most nations of the world, most importantly with the United States with which it entered into a mutual defense treaty and several economic agreements. The Republic also has important relationships with Japan and China, its largest trading partners together with the United States.

The Republic belongs to a number of supranational organizations, including:

•	the International Monetary Fund, or the IMF;

•	the World Bank;

•	the Asian Development Bank, or ADB;

•	the Multilateral Investment Guarantee Agency;

•	the International Finance Corporation;

•	the International Development Association;

•	the African Development Bank;

•	the European Bank for Reconstruction and Development;

•	the Bank for International Settlements;

•	the World Trade Organization, or WTO; and

•	the Inter-American Development Bank, or IDB.

In September 1991, the Republic and North Korea became members of the United Nations. During the 1996 and 1997 sessions, the Republic served as a non-permanent member of the United Nations Security Council.

In March 1995, the Republic applied for admission to the Organization for Economic Cooperation and Development, or the OECD, which the Republic officially joined as the twenty-ninth regular member in December 1996.

The Economy

Current Worldwide Economic and Financial Difficulties

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy during the second half of 2008 and first half of 2009 increased the uncertainty of global economic prospects in general and adversely affected, and may continue to adversely affect, the Korean economy. During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn have affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global credit and financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions. These developments resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global credit and financial markets.

As liquidity and credit concerns and volatility in the global financial markets increased significantly since September 2008, the value of the Won relative to the U.S. dollar depreciated at an accelerated rate during the fourth quarter of 2008 and first half of 2009. See “Monetary Policy—Foreign Exchange.” Such depreciation of the Won increased the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency-denominated debt. Furthermore, as a result of adverse global and Korean economic conditions, there was a significant overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index declined by 27.8% from 1,852.0 on May 30, 2008 to 1,336.7 on April 16, 2009. See “The Financial System—Securities Markets”. Further declines in the Korea Composite Stock Price Index and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. In addition, increases in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically that led many lenders and institutional investors to reduce or cease funding to borrowers, adversely affected Korean banks’ ability to borrow, particularly with respect to foreign currency funding, during the fourth quarter of 2008 and first half of 2009. Moreover, GDP in the first quarter of 2009 contracted by 4.3% at chained 2005 year prices compared with the same period in 2008, and exports in the first quarter of 2009 decreased by 24.8% to US$74.7 billion from US$99.4 billion in the same period in 2008. In the event that such difficult conditions in the global credit markets continue or the global economy deteriorates in the future, the Korean economy could be adversely affected and Korean banks, including us, may be forced to fund their operations at a higher cost or may be unable to raise as much funding as they need to support their lending and other activities.

In response to these developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. In particular, the Government has implemented or announced, among other things, the following measures during the fourth quarter of 2008 and in 2009:

•

in October 2008, the Government implemented a guarantee program to guarantee foreign currency- denominated debt incurred by Korean banks and their overseas branches between October 20, 2008 and June 30, 2009 (subsequently extended to December 31, 2009), up to an aggregate amount of US$100 billion, for a period of three years (subsequently extended to five years) from the date such debt was incurred;

•

in October 2008, The Bank of Korea established a temporary reciprocal currency swap arrangement with the Federal Reserve Board of the United States for up to US$30 billion, effective until April 30, 2009 (subsequently extended to October 30, 2009). The Bank of Korea provided U.S. dollar liquidity, through competitive auction facilities, to financial institutions established in Korea, using funds from the swap line;

•

in December 2008, a (Won)10 trillion bond market stabilization fund was established to purchase financial and corporate bonds and debentures in order to provide liquidity to companies and financial institutions;

•

in December 2008, The Bank of Korea agreed with the People’s Bank of China to establish a bilateral currency swap arrangement for up to (Won)38 trillion, effective for three years, and agreed with the Bank of Japan to increase the maximum amount of their bilateral swap arrangement from US$3 billion to US$20 billion, effective until April 30, 2009;

•	in December 2008 and March 2009, the Government, through Korea Asset Management Corporation, purchased non-performing loans held by savings banks in the amount of approximately (Won)1.7 trillion;

•	in February 2009, the Government announced its plan to contribute capital to Korean banks through a (Won)20 trillion bank recapitalization fund and received applications from 14 banks;

•

during the first quarter of 2009, the Government, through the Bank of Korea and the Korea Development Bank, purchased from Korean banks hybrid securities and subordinated bonds in the amount of approximately (Won)4 trillion;

•

during the fourth quarter of 2008 and the first quarter of 2009, The Bank of Korea decreased the policy rate by a total of 3.25% points to 2.00% in order to address financial market instability and to help combat the slowdown of the domestic economy;

•

in April 2009, the National Assembly authorized the expansion of the 2009 national budget by (Won)28.4 trillion to provide stimulus for the Korean economy. The stimulus plan includes (Won)17.2 trillion to be used for cash handouts, low-interest loans, infrastructure spending and job training, as well as (Won)11.2 trillion in various tax incentives; and

•

in December 2009, the Government, together with the member countries of the Association of Southeast Asian Nations, China and Japan, signed the Chiang Mai Initiative Multilateralization Agreement to address balance-of-payments and short-term liquidity difficulties in the region and to supplement the existing international financial arrangements.

However, the overall impact of these legislative and regulatory efforts on the financial markets is uncertain, and they may not have the intended stabilizing effects.

In November 2009, the Dubai government announced a moratorium on the outstanding debt of Dubai World, a government-affiliated investment company. In addition, many governments in Europe have shown increasing signs of fiscal stress and may experience difficulties in meeting their debt service requirements. For example, in November 2008, the Icelandic government, facing mounting debt problems, reached an agreement with the IMF to receive loans in the amount of US$2.1 billion over a two-year period, and in May 2010 and March 2012, the Greek government reached an agreement with the IMF and the European Union to receive loans in the amount of Euro 110 billion over a three-year period and to receive additional loans in the amount of Euro 130 billion over a four-year period, respectively. The global financial markets have experienced significant volatility in recent months as a result of, among other things, the downgrading by Standard & Poor’s Rating Services of the long-term sovereign credit rating of the United States to “AA+” from “AAA” in August 2011, as well as the continuing financial difficulties and resulting ratings downgrades experienced by the governments of Greece and other countries in Europe. Any of these or other developments could potentially trigger another financial and economic crisis, which could have a material adverse effect on the Korean economy and financial markets (including depreciation of the value of the Won, decline and volatility in the stock prices of Korean companies, increases in credit spreads and funding costs and decreases in exports) and our financial conditions and results of operations.

There have been increased volatility and substantial declines in the Korea Composite Stock Index recently, due to adverse global financial and economic conditions. See “—The Financial System—Securities Markets”. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the index and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies and banks (including us) to raise capital.

Furthermore, while many governments worldwide are considering or are in the process of implementing “exit strategies”, in the form of reduced government spending, higher interest rates or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets.

Gross Domestic Product

Gross domestic product, or GDP, measures the market value of all final goods and services produced within a country for a given period and reveals whether a country’s productive output rises or falls over time. Economists present GDP in both current market prices and “real” or “inflation-adjusted” terms. In March 2009, the Republic adopted a method known as the “chain-linked” measure of GDP, replacing the previous fixed-base, or “constant” measure of GDP, to show the real growth of the aggregate economic activity, as recommended by the System of National Accounts 1993. GDP at current market prices values a country’s output using the actual prices of each year, whereas the “chain-linked” measure of GDP is compiled by using “chained indices” linking volume growth between consecutive time periods.

The following table sets out the composition of the Republic’s GDP at current and chained 2005 year prices and the annual average increase in the Republic’s GDP.

Gross Domestic Product

	2007	2008	2009	2010	2011(1)	As % of GDP 2011(1)
	(billions of Won)
Gross Domestic Product at Current Market Prices:
Private	530,264.1	561,627.5	575,970.2	616,982.6	654,857.7	52.9
Government	143,262.2	156,944.1	170,324.7	178,396.1	190,485.6	15.4
Gross Capital Formation	286,917.6	320,368.8	279,858.1	346,430.2	364,339.8	29.5
Exports of Goods and Services	408,754.1	544,110.7	529,645.1	613,368.3	694,765.8	56.2
Less Imports of Goods and Services	(394,026.2)	(556,197.9)	(490,188.3)	(583,157.3)	(669,746.4)	(54.1)
Statistical Discrepancy	(158.9)	(401.4)	(573.0)	1,254.8	2,425.5	0.2
Expenditures on Gross Domestic Product	975,013.0	1,026,451.8	1,065,036.8	1,173,274.9	1,237,128.2	100.0
Net Factor Income from the Rest of the World	1,800.9	7,663.6	4,746.2	1,478.1	3,375.7	0.3
Gross National Income(2)	976,813.9	1,034,115.4	1,069,783.1	1,174,753.0	1,240,503.9	100.3
Gross Domestic Product at Chained 2005 Year Prices:
Private	512,094.8	518,820.8	518,776.0	541,537.3	553,778.2	51.2
Government	134,806.9	140,633.6	148,471.7	152,811.1	155,966.0	14.4
Gross Capital Formation	277,729.0	277,772.8	240,411.7	278,359.2	282,641.9	26.1
Exports of Goods and Services	426,070.6	454,248.9	448,813.8	514,700.8	563,687.9	52.1
Less Imports of Goods and Services	(393,207.1)	(410,567.7)	(377,795.8)	(442,975.9)	(471,719.9)	(43.6)
Statistical Discrepancy	91.3	(323.6)	(528.1)	(797.4)	(1,632.8)	(0.2)
Expenditures on Gross Domestic Product(3)	956,514.5	978,498.8	981,625.1	1,043,666.3	1,081,593.9	100.0
Net Factor Income from the Rest of the World in the Terms of Trade	1,622.9	6,776.2	4,055.5	1,017.8	2,527.2	0.2
Trading Gains and Losses from Changes in the Terms of Trade	(16,827.8)	(50,031.9)	(35,622.1)	(41,197.0)	(65,820.8)	(6.1)
Gross National Income(4)	941,317.3	935,248.8	950,041.1	1,003,474.7	1,018,254.8	94.1
Percentage Increase (Decrease) of GDP over Previous Year At Current Prices	7.3	5.3	3.8	10.2	5.4	—
At Chained 2005 Year Prices	5.1	2.3	0.3	6.2	3.6	—

(1)	Preliminary.
(2)	GDP plus net factor income from the rest of the world is equal to the Republic’s gross national product.
(3)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add to the total GDP.
(4)	Under the “chain-linked” measure of Gross National Income, the components of Gross National Income will not necessarily add to the total Gross National Income.

Source : The Bank of Korea.

The following table sets out the Republic’s GDP by economic sector at current prices:

Gross Domestic Product by Economic Sector

(at current market prices)

	2007	2008	2009	2010	2011(1)	As % of GDP 2011(1)
	(billions of Won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	25,208.8	24,686.0	26,615.0	27,832.1	30,095.6	2.4
Mining and Manufacturing	240,612.1	258,545.4	268,798.7	321,498.4	349,612.2	28.3
Mining and Quarrying	2,001.2	2,336.0	2,220.5	2,223.2	2,241.1	0.2
Manufacturing	238,610.9	256,209.4	266,578.2	319,275.2	347,371.1	28.1
Electricity, Gas and Water	19,155.3	12,298.6	17,258.2	21,473.6	21,835.1	1.8
Construction	64,979.0	64,612.2	66,576.6	66,156.6	65,444.6	5.3
Services:	524,826.9	559,545.8	579,587.5	616,972.0	647,738.7	52.4
Wholesale and Retail Trade, Restaurants and Hotels	93,405.5	100,419.3	103,994.8	114,858.5	123,625.5	10.0
Transportation, Storage and Communication	40,070.5	41,613.1	40,162.5	44,213.6	40,911.9	3.3
Financial Intermediation	61,114.0	65,132.2	65,035.5	71,846.9	78,115.2	6.3
Real Estate, Renting and Business Activities	69,435.7	71,886.2	74,361.1	76,046.5	79,381.5	6.4
Information, Communication	39,198.1	39,666.8	41,225.0	42,421.0	42,802.8	3.5
Business Activities	45,056.0	49,905.7	51,001.9	55,493.9	57,933.8	4.7
Public Administration and Defense; Compulsory Social Security	55,515.9	59,396.8	63,706.6	65,079.2	69,595.8	5.6
Education	55,554.4	60,940.1	63,448.7	64,887.0	67,746.6	5.5
Health and Social Work	35,451.6	38,452.1	43,092.1	47,228.9	50,788.6	4.1
Recreational, Cultural and Sporting	12,209.1	13,048.9	13,693.8	14,289.8	15,164.8	1.2
Other Service Activities	17,816.1	19,084.6	19,865.5	20,606.7	21,672.2	1.8
Taxes less subsidies on products	100,231.0	106,763.8	106,200.8	119,342.2	122,401.9	9.9
Gross Domestic Product at Current Prices	975,013.0	1,026,451.8	1,065,036.8	1,173,274.9	1,237,128.2	100.0
Net Factor Income from the Rest of the World	1,800.9	7,663.6	4,746.2	1,478.1	3,375.7	0.3
Gross National Income at Current Price	976,813.9	1,034,115.4	1,069,783.1	1,174,753.0	1,240,503.9	100.3

(1)	Preliminary.

Source : The Bank of Korea.

The following table sets out the Republic’s GDP per capita:

Gross Domestic Product per capita

(at current market prices)

	2006	2007	2008	2009	2010(1)
GDP per capita (thousands of Won)	18,820	20,120	21,120	21,848	23,996
GDP per capita (U.S. dollar)	19,692	21,655	19,153	17,117	20,753
Average Exchange Rate (in Won per U.S. dollar)	955.5	929.2	1,102.6	1,276.4	1,156.3

(1)	Preliminary.

Source: The Bank of Korea.

The following table sets out the Republic’s Gross National Income, or GNI, per capita:

Gross National Income per capita

(at current market prices)

	2007	2008	2009	2010	2011(1)
GNI per capita (thousands of Won)	20,100	21,130	21,750	23,780	24,920
GNI per capita (U.S. dollar)	21,632	19,161	17,041	20,562	22,489
Average Exchange Rate (in Won per U.S. dollar)	929.2	1,102.6	1,276.4	1,156.3	1,108.1

(1)	Preliminary.

Source : The Bank of Korea.

The following table sets out the Republic’s GDP by economic sector at chained 2005 year prices:

Gross Domestic Product by Economic Sector

(at chained 2005 year prices)

	2007	2008	2009	2010	2011(1)	As % of GDP 2011(1)
	(billions of Won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	27,294.0	28,826.9	29,759.2	28,443.8	27,862.0	2.6
Mining and Manufacturing	249,317.9	254,658.8	252,473.7	289,119.9	309,675.1	28.6
Mining and Quarrying	1,909.8	1,922.1	1,906.0	1,743.0	1,662.6	0.2
Manufacturing	247,408.1	254,466.7	250,567.7	287,376.9	308,012.5	28.5
Electricity, Gas and Water	19,026.2	20,199.0	21,023.6	21,937.4	22,574.0	2.1
Construction	62,134.9	60,611.1	61,716.0	60,047.9	57,268.7	5.3
Services:	502,050.0	515,983.6	521,915.1	542,470.9	556,961.0	51.5
Wholesale and Retail Trade, Restaurants and Hotels	90,291.3	91,512.4	90,725.7	97,125.1	101,583.5	9.4
Transportation and Storage	39,136.8	41,033.4	38,666.2	42,657.4	44,279.8	4.1
Financial Intermediation	61,614.4	64,612.2	67,425.2	69,063.0	70,167.0	6.5
Real Estate and Renting	65,524.8	66,491.6	66,368.7	67,210.4	68,695.4	6.4
Information and Communication	39,664.7	41,024.7	41,933.8	43,589.1	45,978.6	4.3
Business Activities	41,800.2	42,990.6	42,727.5	44,047.8	44,474.6	4.1
Public Administration and Defense: Compulsory Social Security	52,183.9	52,903.0	54,887.7	55,767.5	56,418.4	5.2
Education	49,971.2	51,619.6	52,135.1	52,752.5	52,874.4	4.9
Health and Social Work	32,905.8	34,197.6	36,897.6	39,395.4	41,203.3	3.8
Culture and Entertainment Services	11,781.1	12,175.8	12,477.2	12,739.0	12,954.6	1.2
Other Service Activities	17,175.8	17,422.7	17,670.4	18,123.7	18,331.4	1.7
Taxes less subsidies on products	96,992.4	97,090.1	95,514.0	102,595.5	108,287.7	10.0
Gross Domestic Product at Market Prices(2)	956,514.5	978,498.8	981,625.1	1,043,666.3	1,081,593.9	100.0

(1)	Preliminary.
(2)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add to the total GDP.

Source : The Bank of Korea.

GDP growth in 2007 was 5.1% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 5.1%, exports of goods and services increased by 12.6% and gross domestic fixed capital formation increased by 4.2%, each compared with 2006.

GDP growth in 2008 was 2.3% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 2.0% and exports of goods and services increased by 6.6%, which more than offset a decrease in gross domestic fixed capital formation by 1.9%, each compared with 2007.

GDP growth in 2009 was 0.3% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 1.2%, which more than offset a decrease in exports of goods and services by 1.2% and a decrease in gross domestic fixed capital formation by 1.0%, each compared with 2008.

Based on preliminary data, GDP growth in 2010 was 6.2% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 3.9%, exports of goods and services increased by 14.5% and gross domestic fixed capital formation increased by 7.0%, each compared with 2009.

Based on preliminary data, GDP growth in 2011 was 3.6% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 2.3% and exports of goods and services increased by 10.0%, which more than offset a decrease in gross domestic fixed capital formation by 2.1%, each compared with 2010.

Principal Sectors of the Economy

Industrial Sectors

The following table sets out production indices for the principal industrial products of the Republic and their relative contribution to total industrial production:

Industrial Production

(2005 = 100)

	Index Weight(1)	2007	2008	2009	2010	2011(2)
All Industries	10,000.0	115.9	119.8	119.7	139.2	148.7
Mining and Manufacturing	9,458.5	116.3	120.1	119.9	139.8	149.6
Mining	36.5	91.5	82.3	87.9	81.5	80.8
Petroleum, Crude Petroleum and Natural Gas	8.7	82.1	65.7	89.1	87.3	77.8
Metal Ores	0.5	171.0	154.9	122.2	221.5	276.7
Non-metallic Minerals	27.3	93.0	86.4	86.8	77.1	78.2
Manufacturing	9,422.0	116.4	120.3	120.0	140.1	149.9
Food Products	479.2	101.8	99.4	99.0	105.0	105.7
Beverage Products	159.0	101.7	104.8	99.3	104.4	107.9
Tobacco Products	55.1	116.2	120.8	120.3	116.2	118.1
Textiles	226.0	98.9	90.9	85.8	96.3	97.8
Wearing Apparel, Clothing Accessories and Fur Articles	174.6	116.3	122.1	118.5	124.5	126.0
Tanning and Dressing of Leather, Luggage and Footwear	47.9	100.5	98.8	87.1	82.7	78.1
Wood and Products of Wood and Cork (Except Furniture)	46.7	107.1	99.7	88.2	87.3	84.5
Pulp, Paper and Paper Products	145.0	104.8	103.2	100.2	106.9	109.2
Printing and Reproduction of Recorded Media	77.0	101.8	112.0	99.2	113.3	101.3
Coke, hard-coal and lignite fuel briquettes and Refined Petroleum Products	315.2	102.5	103.2	102.0	105.5	113.4
Chemicals and Chemical Products	772.2	109.6	110.8	116.6	126.1	129.9
Pharmaceuticals, Medicinal Chemicals and Botanical Products	187.1	120.6	130.3	138.3	144.2	143.7
Rubber and Plastic Products	434.2	113.0	109.2	100.0	112.2	117.1
Non-metallic Minerals	309.9	112.2	113.4	112.2	118.4	117.1
Basic Metals	753.2	108.4	110.0	99.7	119.7	128.4
Fabricated Metal Products	490.8	112.0	118.3	106.4	115.5	127.3
Electronic Components, Computer, Radio, Television and Communication Equipment and Apparatuses	1,970.4	138.9	151.6	165.7	207.4	228.2
Medical, Precision and Optical Instruments, Watches and Clocks	102.8	112.5	117.9	119.7	133.9	151.3
Electrical Equipment	449.5	104.8	111.4	113.1	124.4	124.3
Other Machinery and Equipment	737.5	120.4	121.2	108.5	150.4	160.8
Motor Vehicles, Trailers and Semitrailers	1,101.2	114.8	111.0	103.9	128.0	145.7
Other Transport Equipment	254.3	115.9	142.6	160.7	149.6	159.6
Furniture	79.0	100.6	102.8	92.0	97.2	100.4
Other Products	54.2	93.9	79.8	75.2	86.8	88.9
Electricity, Gas	541.5	108.8	114.5	116.5	127.5	132.9
Publishing activities	109.3	96.0	94.8	91.5	89.8	86.6
Total Index (including Publishing Activities)	10,109.3	115.7	119.5	119.4	138.6	148.1

(1)	Index weights were established on the basis of an industrial census in 2005 and reflect the average annual value added by production in each of the classifications shown, expressed as a percentage of total value added in the mining, manufacturing and electricity and gas industries in that year.
(2)	Preliminary

Source:	The Bank of Korea; Korea National Statistical Office.

Industrial production increased by 6.8% in 2007, primarily due to solid export growth and domestic consumption. Industrial production growth was only 3.3% in 2008, primarily due to a slowdown in growth of exports and domestic consumption as a result of adverse global and Korean economic conditions beginning in the second half of 2008. Industrial production decreased by 0.1% in 2009, primarily due to decreased exports as a result of adverse global economic conditions. Industrial production increased by 16.1% in 2010, primarily due to increased exports and domestic consumption. Based on preliminary data, industrial production increased by 6.9% in 2011, primarily due to increased exports and domestic consumption.

Manufacturing

The manufacturing sector increased production by 7.1% in 2007 and 3.4% in 2008. In 2009, the manufacturing sector decreased production by 0.2%. The manufacturing sector increased production by 16.8% in 2010 and 7.0% in 2011.

Automobiles. In 2007, automobile production increased by 6.4%, domestic sales volume recorded an increase of 4.7% and export sales volume recorded an increase of 7.5%, compared with 2006. In 2007, export sales of automobiles constituted approximately 9.3% of the Republic’s total exports. In 2008, automobile production decreased by 6.4%, domestic sales volume recorded a decrease of 5.3% and export sales volume recorded a decrease of 5.7%, compared with 2007, primarily due to a decrease in the domestic and global demand for automobiles as a result of adverse global and Korean economic conditions. In 2008, export sales of automobiles constituted approximately 7.4% of the Republic’s total exports. In 2009, automobile production decreased by 8.2%, domestic sales volume recorded an increase of 20.7% and export sales volume recorded a decrease of 19.9%, compared with 2008, primarily due to the continued decrease in global demand for automobiles. In 2009, export sales of automobiles constituted approximately 6.2% of the Republic’s total exports. The automobile stimulus programs of a number of governments, including those in the United States and Europe, encouraged demand for automobiles in the relevant countries for the first nine months of 2009, the effect of which partially offset the decrease in global demand for Korean automobiles during the duration of such stimulus programs. In the fourth quarter of 2009, export sales of automobiles increased compared to previous quarters of 2009, primarily due to the recovery of global demand for automobiles, the effect of which more than offset the negative impact of termination of most of such governments’ automobile stimulus programs in the second half of 2009. In 2010, automobile production increased by 21.6%, domestic sales volume recorded an increase of 5.1% and export sales volume recorded an increase of 29.0%, compared with 2009. In 2011, automobile production increased by 9.0%, domestic sales volume recorded an increase of 0.6% and export sales volume recorded an increase of 13.7%, compared with 2010.

Electronics. In 2006, electronics production amounted to (Won)216,956 billion, an increase of 22.3% from the previous year, and exports amounted to US$119.1 billion, an increase of 18.6% from the previous year. In 2006, export sales of semiconductor memory chips constituted approximately 11.5% of the Republic’s total exports. In 2007, electronics production amounted to (Won)226,741 billion, an increase of 4.5% from the previous year, and exports amounted to US$130.1 billion, an increase of 9.2% from the previous year. In 2007, export sales of semiconductor memory chips constituted approximately 10.5% of the Republic’s total exports. In 2008, electronics production amounted to (Won)252,695 billion, an increase of 11.5% from the previous year, and exports amounted to US$131.2 billion, an increase of 0.8% from the previous year. In 2008, export sales of semiconductor memory chips constituted approximately 7.8% of the Republic’s total exports. In 2009, electronics production amounted to (Won)261,456 billion, an increase of 3.5% from the previous year, and exports amounted to US$120.9 billion, a decrease of 7.8% from the previous year. In 2009, export sales of semiconductor memory chips constituted approximately 8.5% of the Republic’s total exports. In 2010, electronics production amounted to (Won)322,027 billion, an increase of 22.8% from the previous year, and exports amounted to US$153.9 billion, an increase of 27.3% from the previous year. In 2010, export sales of semiconductor memory chips constituted approximately 10.9% of the Republic’s total exports.

Iron and Steel. In 2007, crude steel production totaled 51.5 million tons, an increase of 6.3% from 2006. Domestic sales volume increased by 10.8% and export sales volume increased by 5.2%. In 2008, crude steel production totaled 53.3 million tons, an increase of 3.8% from 2007. Domestic sales volume increased by 6.2% and export sales volume increased by 8.6%. In 2009, crude steel production totaled 48.6 million tons, a decrease of 8.9% from 2008. Domestic sales volume and export sales volume decreased by 22.5% and 1.2%, respectively. In 2010, crude steel production totaled 58.9 million tons, an increase of 20.2% from 2009. Domestic sales volume and export sales volume increased by 14.3% and 21.1%, respectively. Based on preliminary data, in 2011, crude steel production totaled 68.5 million tons, an increase of 20.2% from 2010. Domestic sales volume and export sales volume increased by 7.6% and 16.9%, respectively.

Shipbuilding. In 2006, the Republic’s shipbuilding orders amounted to 19 million compensated gross tons, an increase of 35.7% compared to 2005. In 2007, the Republic’s shipbuilding orders amounted to 32 million compensated gross tons, an increase of 68.4% compared to 2006. In 2008, the Republic’s shipbuilding orders amounted to 14 million compensated gross tons, a decrease of 56.3% compared to 2007. In 2009, the Republic’s shipbuilding orders amounted to 2 million compensated gross tons, a decrease of 85.7% compared to 2008 as a result of a decrease in ship orders due to adverse global economic conditions. In 2010, the Republic’s shipbuilding orders amounted to 8 million compensated gross tons, an increase of 300.0% compared to 2009.

Agriculture, Forestry and Fisheries

The Government’s agricultural policy has traditionally focused on:

•	grain production;

•	development of irrigation systems;

•	land consolidation and reclamation;

•	seed improvement;

•	mechanization measures to combat drought and flood damage; and

•	increasing agricultural incomes.

Recently, however, the Government has increased emphasis on cultivating profitable crops and strengthening international competitiveness in anticipation of opening the domestic agricultural market.

In 2006, rice production decreased 2.1% from 2005 to 4.7 million tons. In 2007, rice production decreased 6.4% from 2006 to 4.4 million tons. In 2008, rice production increased 9.1% from 2007 to 4.8 million tons. Based on preliminary data, in 2009, rice production increased 2.1% from 2008 to 4.9 million tons. Based on preliminary data, in 2010, rice production decreased 12.6% from 2009 to 4.3 million tons. Based on preliminary data, in 2011, rice production decreased 14.0% from 2010 to 4.9 million tons. Due to limited crop yields resulting from geographical and physical constraints, the Republic depends on imports for certain basic foodstuffs.

The Government is seeking to develop the fishing industry by encouraging the building of large fishing vessels and modernizing fishing equipment, marketing techniques and distribution outlets.

In 2007, the agriculture, forestry and fisheries industry increased by 4.0% compared to 2006 primarily due to an increase in fishing catch which offset a decrease in the production of rice. In 2008, the agriculture, forestry and fisheries industry increased by 5.6% compared to 2007. In 2009, the agriculture, forestry and fisheries industry increased by 3.2% compared to 2008. In 2010, the agriculture, forestry and fisheries industry decreased by 4.3% compared to 2009. Based on preliminary data, in 2011, the agriculture, forestry and fisheries industry decreased by 1.0% compared to 2010.

Construction

In 2007, the construction industry increased by 2.6% compared to 2006 primarily due to an increase in the construction of commercial buildings which offset a slight decrease in the construction of residential buildings. In 2008, the construction industry decreased by 2.5% compared to 2007 primarily due to a significant decrease in the construction of commercial and residential buildings. In 2009, the construction industry increased by 1.8% compared to 2008. In 2010, the construction industry decreased by 0.1% compared to 2009. Based on preliminary data, in 2011, the construction industry decreased by 5.6% compared to 2010. The construction industry has experienced a significant downturn since the second half of 2009, due to excessive investment in recent years in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, as a result of deteriorating conditions in the Korean economy in the second half of 2009 and into 2010. The Government has taken measures to support the Korean construction industry, including a (Won)5 trillion program to buy unsold housing units and land from construction companies. However, the effect of these measures is uncertain and the construction industry may continue to experience adverse conditions.

Electricity and Gas

The following table sets out the Republic’s dependence on imports for energy consumption:

Dependence on Imports for Energy Consumption

	Total Energy Consumption	Imports	Imports Dependence Ratio
	(millions of tons of oil equivalents, except ratios)
2006	233.4	225.2	96.5
2007	236.5	228.3	96.5
2008	240.8	232.2	96.4
2009	243.3	234.7	96.5
2010	262.6	253.4	96.5

Source:	Korea Energy Economics Institute.

Korea has almost no domestic oil or gas production and depends on imported oil and gas to meet its energy requirements. Accordingly, the international prices of oil and gas significantly affect the Korean economy. Any significant long-term increase in the prices of oil and gas will increase inflationary pressures in Korea and adversely affect the Republic’s balance of trade.

To reduce its dependence on oil and gas imports, the Government has encouraged energy conservation and energy source diversification emphasizing nuclear energy. The following table sets out the principal primary sources of energy consumed in the Republic, expressed in oil equivalents and as a percentage of total energy consumption.

Consumption of Energy by Source

	Coal		Petroleum		Nuclear		Others(1)		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%
2006	56.7	24.3	101.8	43.6	37.2	15.9	37.7	16.2	233.4	100.0
2007	59.7	25.2	105.5	44.6	30.7	13.0	40.6	17.2	236.5	100.0
2008	66.1	27.5	100.2	41.6	32.5	13.5	42.0	17.4	240.8	100.0
2009	68.6	28.2	102.3	42.0	31.8	13.1	40.6	16.7	243.3	100.0
2010	75.9	28.9	104.3	39.7	31.9	12.1	50.5	19.2	262.6	100.0

(1)	Includes natural gas, hydroelectric power and renewable energy.

Source:	Korea Energy Economics Institute.

The Republic’s first nuclear power plant went into full operation in 1978 with a rated generating capacity of 587 megawatts. Construction of an additional 18 nuclear power plants was completed by July 2004, adding 16,129 megawatts of generating capacity. The Republic’s total nuclear power generating capacity is estimated to be 17,716 megawatts as of December 31, 2010.

Services Sector

In 2007, the transportation and storage sector increased by 5.5%, the financial intermediation sector increased by 10.8% and the real estate and renting sector increased by 1.4%, each compared with 2006. In 2008, the transportation and storage sector increased by 4.8%, the financial intermediation sector increased by 4.9% and the real estate and renting sector increased by 1.5%, each compared with 2007. In 2009, the transportation and storage sector decreased by 5.8%, the financial intermediation sector increased by 4.4% and the real estate and renting sector decreased by 0.2%, each compared with 2008. In 2010, the transportation and storage sector increased by 9.6%, the financial intermediation sector increased by 2.5% and the real estate and renting sector increased by 0.3%, each compared with 2009. Based on preliminary data, in 2011, the transportation and storage sector increased by 3.9%, the financial intermediation sector increased by 1.5% and the real estate and renting sector increased by 1.6%, each compared with 2009.

Prices, Wages and Employment

The following table shows selected price and wage indices and unemployment rates:

	Producer Price Index(1)	Increase Over Previous Year	Consumer Price Index(1)	Increase Over Previous Year	Wage Index(1)(2)		Increase Over Previous Year		Unemployment Rate(1)(3)
	(2005=100)	(%)	(2010=100)	(%)	(2005=100)		(%)		(%)
2006	100.9	0.9	88.1	2.2	105.6		5.6		3.5
2007	102.3	1.4	90.3	2.5	112.8		6.8		3.2
2008	111.1	8.6	94.5	4.7	111.4		(1.2)		3.2
2009	110.9	(0.2)	97.1	2.8	113.7		2.1		3.6
2010	115.1	3.8	100.0	3.0	124.1		9.1		3.7
2011	122.1	6.1	104.0	4.0	N/A	(4)	N/A	(4)	3.4

(1)	Average for year.
(2)	Nominal wage index of earnings in manufacturing industry.
(3)	Expressed as a percentage of the economically active population.
(4)	Not available.

Source:	The Bank of Korea; Korea National Statistical Office.

The inflation rate, on an annualized basis, was 2.5% in 2007, 4.7% in 2008, 2.8% in 2009, 3.0% in 2010 and 4.0% in 2011.

The unemployment rate was 3.5% in 2006, 3.2% in 2007, 3.2% in 2008, 3.6% in 2009, 3.7% in 2010 and 3.4% in 2011.

From 1992 to 2009, the economically active population of the Republic increased by approximately 24.8% to 24.3 million, while the number of employees increased by approximately 23.7% to 23.5 million. The economically active population over 15 years old as a percentage of the total over-15 population has remained between 60% and 63% over the past decade. Literacy among workers under 50 is almost universal. As of December 31, 2010, the economically active population of the Republic was 24.8 million and the number of employees was 23.8 million.

As of July 1, 2004, the Republic adopted a five-day workweek for large corporations with over 1,000 employees, publicly-owned (state-run) companies, banks and insurance companies, reducing working hours from 44 to 40 hours a week. The adoption of the five-day workweek has been extended to companies with over 300 employees and to government employees as of July 1, 2005 and to companies with over 100 employees as of July 1, 2006. Companies with more than 50 employees adopted the five-day workweek as of July 1, 2007 and those with over 20 adopted the five-day workweek as of July 1, 2008. Companies with less than 20 employees are also scheduled to adopt the five-day workweek by July 1, 2011.

Approximately 9.8% of the Republic’s workers were unionized as of December 31, 2010. In the early 2000s, the labor unions of several of the Republic’s largest commercial banks, including Kookmin Bank, Chohung Bank (which was later acquired by Shinhan Bank) and Citibank Korea Inc. (formerly KorAm Bank), staged strikes in response to consolidation in the banking industry. In addition, in the summer of 2004 and 2005, respectively, unionized workers of GS Caltex Corporation and Asiana Airlines staged strikes demanding better compensation and working conditions. In the fall of 2005, unionized workers at Hyundai Motor Company and Kia Motors Corp. went on strikes during annual contract talks. In December 2005, Korean Air’s unionized pilots also staged strikes demanding a higher wage increase. In the summer of 2006, unionized workers of Hyundai Motor Company and Kia Motors Corp. went on partial strikes demanding better compensation and working conditions, and unionized workers of Ssangyong Motor Company went on strike in response to the company’s proposed layoff plans. In July 2006, unionized workers of POSCO’s subcontractors initiated a sit-in strike at POSCO’s headquarters in Pohang demanding better wages and working conditions, disrupting POSCO’s operations for nine days. In June 2007, unionized workers of Hyundai Motor Company went on partial strikes demanding a higher bonus increase. Also, in May 2009, unionized workers of Ssangyong Motor Company went on full-scale strike and illegally occupied the company’s factory premises in Pyungtaek opposing the company’s reorganization plan. Actions such as these by labor unions may hinder implementation of the labor reform measures and disrupt the Government’s plans to create a more flexible labor market. Although much effort is being expended to resolve labor disputes in a peaceful manner, there can be no assurance that further labor unrest will not occur in the future. Continued labor unrest in key industries of the Republic may have an adverse effect on the economy.

In 1997, the Korean Confederation of Trade Unions organized a political alliance, which led to the formation of the Democratic Labor Party in January 2000. The Democratic Labor Party, which seeks to represent the interests of workers, controlled five seats in the National Assembly from May 30, 2008 as a result of the 18th legislative general election held on April 9, 2008. The Democratic Labor Party merged with The New People’s Participation Party and changed its name to The Unified Progressive Party in December 2011. The Unified Progressive Party controls seven seats in the National Assembly as of March 31, 2012.

The Financial System

Structure of the Financial Sector

The Republic’s financial sector includes the following categories of financial institutions:

•	The Bank of Korea;

•	banking institutions;

•	non-bank financial institutions; and

•	other financial entities, including:

•	financial investment companies;

•	credit guarantee institutions;

•	venture capital companies; and

•	miscellaneous others.

To increase transparency in financial transactions and enhance the integrity and efficiency of the financial markets, Korean law requires that financial institutions confirm that their clients use their real names when transacting business. To ease the liquidity crisis, the Government altered the real-name financial transactions system during 1998, to allow the sale or deposit of foreign currencies through domestic financial institutions and the purchase of certain bonds, including Government bonds, without identification. The Government also strengthened confidentiality protection for private financial transactions.

In July 2007, the Korean National Assembly passed the Financial Investment Services and Capital Markets Act or FSCMA, under which various industry-based capital markets regulatory systems currently were consolidated into a single regulatory system. The FSCMA, which became effective in February 2009, expands the scope of permitted investment-related financial products and activities through expansive definitions of financial instruments and function-based regulations that allow financial investment companies to offer a wider range of financial services, as well as strengthening investor protection and disclosure requirements. The Enforcement Decree of the FSCMA classifies the financial investment companies into a total of 82 categories depending on the types of (i) financial investment services, (ii) financial investment products, and (iii) investors.

Prior to the effective date of the Financial Investment Services and Capital Markets Act, separate laws regulated various types of financial institutions depending on the type of the financial institution (for example, securities companies, futures companies, trust business companies and asset management companies) and subjected financial institutions to different licensing and ongoing regulatory requirements (for example, under the Securities and Exchange Act, the Futures Business Act and the Indirect Investment Asset Management Business Act). By applying one uniform set of rules to financial businesses having the same economic function, the Financial Investment Services and Capital Markets Act attempts to improve and address issues caused by the previous regulatory system under which the same economic function relating to capital markets-related business were governed by multiple regulations. To this end, the Financial Investment Services and Capital Markets Act categorizes capital markets-related businesses into six different functions, as follows:

•	investment dealing (trading and underwriting of financial investment products);

•	investment brokerage (brokerage of financial investment products);

•	collective investment (establishment of collective investment schemes and the management thereof);

•	investment advice;

•	discretionary investment management; and

•	trusts (together with the five businesses set forth above, “Financial Investment Businesses”).

Accordingly, all financial businesses relating to financial investment products are reclassified as one or more of the Financial Investment Businesses described above, and financial institutions are subject to the regulations applicable to their relevant Financial Investment Businesses, irrespective of what type of financial institution it is. For example, under the Financial Investment Services and Capital Markets Act, derivative businesses conducted by securities companies and future companies will be subject to the same regulations under the Financial Investment Services and Capital Markets Act, at least in principle.

The banking business and the insurance business are not subject to the Financial Investment Services and Capital Markets Act and will continue to be regulated under separate laws; provided, however, that they are subject to the Financial Investment Services and Capital Markets Act if their activities involve any Financial Investment Businesses requiring a license based on the Financial Investment Services and Capital Markets Act.

Banking Industry

The banking industry comprises commercial banks and specialized banks. Commercial banks serve the general public and corporate sectors. They include nationwide banks, regional banks and branches of foreign banks. Regional banks provide services similar to nationwide banks, but operate in a geographically restricted region. Branches of foreign banks have operated in the Republic since 1967 but provide a relatively small proportion of the country’s banking services. As of December 31, 2010, commercial banks consisted of seven nationwide banks, all of which have branch networks throughout the Republic, six regional banks and 53 branches of 37 foreign banks operating in the country. Nationwide and regional banks had, in the aggregate, 5,515 domestic branches and offices, 41 overseas branches, 17 overseas representative offices and 32 overseas subsidiaries as of December 31, 2010.

Specialized banks meet the needs of specific sectors of the economy in accordance with Government policy; they are organized under, or chartered by, special laws. Specialized banks include:

•	The Korea Development Bank;

•	The Export-Import Bank of Korea;

•	The Industrial Bank of Korea;

•	National Federation of Fisheries Cooperatives; and

•	NH Bank (which was established by a spin-off of the credit and banking unit from the National Agricultural Cooperative Federation in March 2012).

The economic difficulties in 1997 and 1998 caused an increase in Korean banks’ non-performing assets and a decline in capital adequacy ratios of Korean banks. From 1998 through 2002, the Financial Services Commission amended banking regulations several times to adopt more stringent criteria for non-performing loans that more closely followed international standards. The new criteria increased the level of non-performing loans held by banks and other financial institutions. The following table sets out the total loans and discounts and non-performing assets of the commercial banking sector.

	Total Loans	Non-Performing Assets	Percentage of Total
	(trillions of won)		(percentage)
December 31, 2007	1,073.8	6.5	0.6
December 31, 2008	1,288.1	11.0	0.9
December 31, 2009	1,285.8	10.4	0.8
December 31, 2010	1,308.9	24.8	1.9
December 31, 2011	1,387.6	18.8	1.4

Source	: Financial Supervisory Service.

Most of the growth in total loans since the end of 2002 has been attributable to loans to the retail sector, accounting for 38.1% of total loans as of December 31, 2010, compared to 34.3% as of December 31, 1999.

In 2007, these banks posted an aggregate net profit of (Won)15.0 trillion. In 2008, these banks posted an aggregate net profit of (Won)7.7 trillion, compared to an aggregate net profit of (Won)15.0 trillion in 2007, primarily due to increased loan loss provisions. In 2009, these banks posted an aggregate net profit of (Won)6.9 trillion, compared to an aggregate net profit of (Won)7.7 trillion in 2008, primarily due to increased non-performing loans. In 2010, these banks posted an aggregate net profit of (Won)9.3 trillion, compared to an aggregate net profit of (Won)6.9 trillion in 2009, primarily due to increased net interest income. Based on preliminary data, in 2011, these banks posted an aggregate net profit of (Won)12.0 trillion, compared to an aggregate net profit of (Won)9.3 trillion in 2010, primarily due to decreased non-performing loans.

Non-Bank Financial Institutions

Non-bank financial institutions include:

•	savings institutions, including trust accounts of banks, mutual savings banks, credit unions, mutual credit facilities, community credit cooperatives and postal savings;

•	life insurance institutions; and

•	credit card companies.

The country had 105 mutual savings banks as of December 31, 2010, with assets totaling (Won)86.9 trillion.

As of December 31, 2010, 13 domestic life insurance institutions, two joint venture life insurance institutions and nine wholly-owned subsidiaries of foreign life insurance companies, with assets totaling approximately (Won)408.5 trillion as of December 31, 2010, were operating in the Republic.

As of December 31, 2010, six credit card companies operated in the country with loans totaling approximately (Won)54.5 trillion.

Money Markets

In the Republic, the money markets consist of the call market and markets for a wide range of other short- term financial instruments, including treasury bills, monetary stabilization bonds, negotiable certificates of deposits, repurchase agreements and commercial paper.

Securities Markets

On January 27, 2005, the Korea Exchange was established pursuant to the now repealed Korea Securities and Futures Exchange Act by consolidating the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc., or the KOSDAQ, and the KOSDAQ Committee of the Korea Securities Dealers Association, which had formerly managed the KOSDAQ. There are three different markets operated by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market, and the KRX Derivatives Market. The Korea Exchange has two trading floors located in Seoul, one for the KRX KOSPI Market and one for the KRX KOSDAQ Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a joint stock company with limited liability, the shares of which are held by (i) financial investment companies that were formerly members of the Korea Futures Exchange or the Korea Stock Exchange and (ii) the stockholders of the KOSDAQ. Currently, the Korea Exchange is the only stock exchange in Korea and is operated by membership, having as its members Korean financial investment companies and some Korean branches of foreign financial investment companies.

The Korea Exchange publishes the Korea Composite Stock Price Index every ten seconds, which is an index of all equity securities listed on the Korea Exchange. The Korea Composite Stock Price Index is computed using the aggregate value method, whereby the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated:

December 28, 2006	1,434.5
January 31, 2007	1,360.2
February 28, 2007	1,417.3
March 31, 2007	1,452.6
April 30, 2007	1,542.2
May 31, 2007	1,700.9
June 30, 2007	1,743.6
July 31, 2007	1,933.3
August 31, 2007	1,873.2
September 28, 2007	1,946.5
October 31, 2007	2,064.9
November 30, 2007	1,906.0
December 28, 2007	1,897.1
January 31, 2008	1,624.7
February 29, 2008	1,711.6
March 31, 2008	1,704.0
April 30, 2008	1,825.5
May 30, 2008	1,852.0
June 30, 2008	1,674.9
July 31, 2008	1,594.7
August 29, 2008	1,474.2
September 30, 2008	1,448.1
October 31, 2008	1,113.1
November 28, 2008	1,076.1
December 31, 2008	1,124.5
January 30, 2009	1,162.1
February 27, 2009	1,063.0
March 31, 2009	1,206.3
April 30, 2009	1,369.4
May 29, 2009	1,395.9
June 30, 2009	1,390.1
July 31, 2009	1,557.3
August 31, 2009	1,591.9
September 30, 2009	1,673.1
October 31, 2009	1,580.7
November 30, 2009	1,555.6
December 31, 2009	1,682.8
January 29, 2010	1,602.4
February 26, 2010	1,594.6
March 31, 2010	1,692.9
April 30, 2010	1,741.6
May 31, 2010	1,641.3
June 30, 2010	1,698.3
July 30, 2010	1,759.3

August 31, 2010	1,742.8
September 30, 2010	1,872.8
October 29, 2010	1,883.0
November 30, 2010	1,904.6
December 31, 2010	2,051.0
January 31, 2011	2,069.7
February 28, 2011	1,939.3
March 31, 2011	2,106.7
April 30, 2011	2,192.4
May 29, 2011	2,142.5
June 30, 2011	2,100.7
July 31, 2011	2,133.2
August 31, 2011	1,880.1
September 30, 2011	1,769.7
October 31, 2011	1,909.0
November 30, 2011	1,847.5
December 31, 2011	1,825.7
January 31, 2012	1,955.8
February 29, 2012	2,030.3
March 31, 2012	2,014.0

On December 27, 1997, the last day of trading in 1997, the index stood at 376.3, a sharp decline from 647.1 on September 30, 1997. The fall resulted from growing concerns about the Republic’s weakening financial and corporate sectors, the Republic’s falling foreign currency reserves, the sharp depreciation of the Won against the U.S. Dollar and other external factors, such as a sharp decline in stock prices in Hong Kong on October 24, 1997 and financial turmoil in Southeast Asian countries. The Korea Composite Stock Price Index recovered to reach a high of 2,064.9 in late 2007 but since then the index declined. As liquidity and credit concerns and volatility in the global financial markets increased significantly since September 2008, there was a significant overall decline and continuing volatility in the stock prices of Korean companies during the fourth quarter of 2008 and first half of 2009. The index was 1,999.9 on April 19, 2012.

Supervision System

The Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and all other financial sector regulatory bodies merged in January 1999 to form the Financial Services Commission. The Financial Services Commission acts as the executive body over the Financial Supervisory Service. The Financial Services Commission reports to, but operates independently of, the Prime Minister’s office.

The Ministry of Strategy and Finance (formerly the Ministry of Finance and Economy) focuses on financial policy and foreign currency regulations. The Bank of Korea manages monetary policy focusing on price stabilization.

Deposit Insurance System

The Republic’s deposit insurance system insures amounts on deposit with banks, non-bank financial institutions, securities companies and life insurance companies.

Since January 2001, deposits at any single financial institution are insured only up to (Won)50 million per person regardless of the amount deposited.

The Government excluded certain deposits, such as repurchase agreements, from the insurance scheme, expanded the definition of unsound financial institutions to which the insurance scheme would apply and gradually increased the insurance premiums payable by insured financial institutions.

Monetary Policy

The Bank of Korea

The Bank of Korea was established in 1950 as Korea’s central bank and the country’s sole currency issuing bank. A seven-member Monetary Policy Committee, chaired by the Governor of The Bank of Korea, formulates and controls monetary and credit policies.

Inflation targeting is the basic system of operation for Korean monetary policy. The consumer price index is used as The Bank of Korea’s target indicator. To achieve its established inflation target, the Monetary Policy Committee of The Bank of Korea determines and announces the “Bank of Korea Base Rate,” the reference rate applied in transactions such as repurchase agreements between The Bank of Korea and its financial institution counterparts. The Bank of Korea uses open market operations as its primary instrument to keep the call rate in line with the Monetary Policy Committee’s target rate. In addition, The Bank of Korea is able to establish policies regarding its lending to banks in Korea and their reserve requirements.

Interest Rates

On October 11, 2005, The Bank of Korea raised the policy rate from 3.25% to 3.5%, which was further raised to 3.75% on December 8, 2005, to 4.0% on February 9, 2006, to 4.25% on June 8, 2006 and to 4.50% on August 10, 2006, in response to the increasing side-effects of a low interest rate environment including inflationary pressures coupled with signs of recovery of the real economy. On July 12, 2007, The Bank of Korea raised the policy rate to 4.75% from 4.5%, and raised it further to 5.0% on August 9, 2007. The rationale for this change was the concern that the ample market liquidity might put upside pressure on inflation in the medium to long term as the economic upswing continued. On August 7, 2008, The Bank of Korea raised the policy rate to 5.25% from 5.0%, taking the view that inflation in consumer prices had picked up its pace, due to the direct and indirect effects of high oil prices, at a time when domestic economic activity had slackened. On October 9, 2008, The Bank of Korea cut its policy rate to 5.0% from 5.25%, and continued to lower it further to 4.25% on October 27, 2008, 4.0% on November 7, 2008, 3.0% on December 11, 2008, 2.5% on January 9, 2009 and 2.0% on February 12, 2009, in order to address financial market instability and to help combat the slowdown of the domestic economy. On July 9, 2010, The Bank of Korea raised the policy rate to 2.25% from 2.0%, which was further raised to 2.5% on November 16, 2010, in response to signs of inflationary pressures and the continued growth of domestic economy. On January 13, 2011, The Bank of Korea raised the policy rate to 2.75%, which was further increased to 3.0% on March 10, 2011 and to 3.25% on June 10, 2011, in response to inflationary pressures driven mainly by rises in the prices of petroleum products and farm products.

With the deregulation of interest rates on banks’ demand deposits on February 2, 2004, The Bank of Korea completed the interest rate deregulation based upon the “Four-Stage Interest Rate Liberalization Plan” announced in 1991. The prohibition on the payment of interest on ordinary checking accounts was, however, maintained.

Money Supply

The following table shows the volume of the Republic’s money supply:

	December 31,
	2007	2008	2009	2010	2011
	(billions of Won)
Money Supply (M1)(1)	316,382.7	330,623.7	389,394.5	427,791.6	442,077.5
Quasi-money(2)	957,229.2	1,095,263.8	1,177,455.5	1,232,738.4	1,309,380.9
Money Supply (M2)(3)	1,273,611.9	1,425,887.5	1,566,850.0	1,660,530.0	1,751,458.4
Percentage Increase Over Previous Year	10.8%	12.0%	9.9%	6.0%	5.5%

(1)	Consists of currency in circulation and demand and instant access savings deposits at financial institutions.

(2)	Includes time and installment savings deposits, marketable instruments, yield-based dividend instruments and financial debentures, excluding financial instruments with a maturity of more than two years.
(3)	Money Supply (M2) is the sum of Money Supply (M1) and quasi-money.

Source:	The Bank of Korea.

Exchange Controls

Authorized foreign exchange banks, as registered with the Ministry of Strategy and Finance, handle foreign exchange transactions. The ministry has designated other types of financial institutions to handle foreign exchange transactions on a limited basis.

Korean laws and regulations generally require a report to either the Ministry of Strategy and Finance, The Bank of Korea or authorized foreign exchange banks, as applicable, for issuances of international bonds and other instruments, overseas investments and certain other transactions involving foreign exchange payments.

In 1994 and 1995, the Government relaxed regulations of foreign exchange position ceilings and foreign exchange transaction documentation and created free Won accounts which may be opened by non-residents at Korean foreign exchange banks. The Won funds deposited into the free Won accounts may be converted into foreign currencies and remitted outside Korea without any governmental approval. In December 1996, after joining the OECD, the Republic freed the repatriation of investment funds, dividends and profits, as well as loan repayments and interest payments. The Government continues to reduce exchange controls in response to changes in the world economy, including the new trade regime under the WTO, anticipating that such foreign exchange reform will improve the Republic’s competitiveness and encourage strategic alliances between domestic and foreign entities.

In September 1998, the National Assembly passed the Foreign Exchange Transactions Act, which became effective in April 1999 and was subsequently amended in October 2000, December 2000, December 2005, October 2006, January 2007, August 2007, February 2008, January 2009 and April 2009. In principle, most currency and capital transactions, including, among others, the following transactions, have been liberalized:

•	the investment in real property located overseas by Korean companies and financial institutions;

•	the establishment of overseas branches and subsidiaries by Korean companies and financial institutions;

•	the investment by non-residents in deposits and trust products having more than one year maturities; and

•	the issuance of debentures by non-residents in the Korean market.

To minimize the adverse effects from further opening of the Korean capital markets, the Ministry of Strategy and Finance is authorized to introduce a variable deposit requirement system to restrict the influx of short-term speculative funds.

The Government has also embarked on a second set of liberalization initiatives starting in January 2001, under which ceilings on international payments for Korean residents have been eliminated, including overseas travel expenses, overseas inheritance remittances and emigration expenses. Overseas deposits, trusts, acquisitions of foreign securities and other foreign capital transactions made by residents and the making of deposits in Korean currency by non-residents have also been liberalized. In line with the foregoing liberalization, measures will also be adopted to curb illegal foreign exchange transactions and to stabilize the foreign exchange market.

Effective as of January 1, 2006, the Government liberalized the regulations governing “capital transactions.” The regulations provide that no regulatory approvals are required for any capital transactions. The capital transactions previously subject to approval requirements are now subject only to reporting requirements.

In January 2010, the Financial Supervisory Services released FX Derivative Transactions Risk Management Guideline to prevent over-hedging of foreign exchange risk by corporate investors. According to the guideline as amended in July 2010, if a corporate investor, other than a financial institution or a public enterprise, wishes to enter into a foreign exchange forward, option or swap agreement with a bank, the bank is required to verify whether the corporate investor’s assets, liabilities or contracts face foreign exchange risks that could be mitigated by a foreign exchange forward, option or swap agreement. In addition, the bank is required to ensure that the corporate investor’s risk hedge ratio, which is the ratio of the aggregate notional amount to the aggregate amount of risk, does not exceed 100%.

Foreign Exchange

The following table shows the exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Services, Ltd. as of the dates indicated:

Exchange Rates

Won/U.S. Dollar Exchange Rate
December 29, 2006	929.6
January 31, 2007	940.9
February 28, 2007	938.3
March 31, 2007	940.3
April 30, 2007	929.4
May 31, 2007	929.9
June 30, 2007	926.8
July 31, 2007	923.2
August 31, 2007	939.9
September 28, 2007	920.7
October 31, 2007	907.4
November 30, 2007	929.6
December 31, 2007	938.2
January 31, 2008	943.9
February 29, 2008	937.3
March 31, 2008	991.7
April 30, 2008	999.7
May 31, 2008	1,031.4
June 30, 2008	1,043.4
July 31, 2008	1,008.5
August 29, 2008	1,081.8
September 30, 2008	1,187.7
October 31, 2008	1,291.4
November 28, 2008	1,482.7
December 31, 2008	1,257.5
January 31, 2009	1,368.5
February 27, 2009	1,516.4
March 31, 2009	1,377.1
April 30, 2009	1,348.0
May 29, 2009	1,272.9
June 30, 2009	1,284.7
July 31, 2009	1,240.5
August 31, 2009	1,244.9

Won/U.S. Dollar Exchange Rate
September 30, 2009	1,188.7
October 31, 2009	1,200.6
November 30, 2009	1,167.4
December 31, 2009	1,167.6
January 29, 2010	1,156.5
February 26, 2010	1,158.4
March 31, 2010	1,130.8
April 30, 2010	1,115.5
May 31, 2010	1,200.2
June 30, 2010	1,210.3
July 30, 2010	1,187.2
August 31, 2010	1,189.1
September 30, 2010	1,142.0
October 29, 2010	1,126.6
November 30, 2010	1,157.3
December 31, 2010	1,138.9
January 31, 2011	1,114.3
February 28, 2011	1,127.9
March 31, 2011	1,107.2
April 30, 2011	1,072.3
May 31, 2011	1,080.6
June 30, 2011	1,078.1
July 30, 2011	1,052.6
August 31, 2011	1,071.7
September 30, 2011	1,179.5
October 31, 2011	1,104.9
November 30, 2011	1,150.3
December 31, 2011	1,153.3
January 31, 2012	1,125.0
February 29, 2012	1,126.5
March 31, 2012	1,137.8

Prior to November 1997, the Government permitted exchange rates to float within a daily range of 2.25%. In response to the substantial downward pressures on the Won caused by the Republic’s economic difficulties in late 1997, in November 1997, the Government expanded the range of permitted daily exchange rate fluctuations to 10%. The Government eliminated the daily exchange rate band in December 1997, and the Won now floats according to market forces. The value of the Won relative to the U.S. dollar depreciated from (Won)888.1 to US$1.00 on June 30, 1997 to (Won)1,964.8 to US$1.00 on December 24, 1997. Due to improved economic conditions and increases in trade surplus, the Won has generally appreciated against the U.S. dollar, although the trend reversed in March 2008. During the period from January 2, 2008 through April 16, 2009, the value of the Won relative to the U.S. dollar declined by approximately 29.9%, due primarily to adverse economic conditions resulting from liquidity and credit concerns and volatility in the global credit and financial markets and repatriations by foreign investors of their investments in the Korean stock market. The market average exchange rate was (Won)1,136.6 to US$1.00 on April 19, 2012.

Balance of Payments and Foreign Trade

Balance of Payments

Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current balance and the capital balance. The current balance tracks a country’s trade in goods and services and transfer payments and measures whether a country is living within its income from trading and investments. The capital balance covers all transactions involving the transfer of capital into and out of the country, including loans and investments. The overall balance represents the sum of the current and capital balances. An overall balance surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. An overall balance deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency. The financial account mirrors the overall balance. If the overall balance is positive, the surplus, which represents the nation’s savings, finances the overall deficit of the country’s trading partners. Accordingly, the financial account will indicate cash outflows equal to the overall surplus. If, however, the overall balance is negative, the nation has an international deficit which must be financed. Accordingly, the financial account will indicate cash inflows equal to the overall deficit.

The following table sets out certain information with respect to the Republic’s balance of payments:

Balance of Payments(1)

Classification	2007	2008	2009	2010	2011(4)
	(millions of dollars)
Current Account	21,769.7	3,197.5	32,790.5	29,393.5	26,505.3
Goods	37,129.1	5,170.1	37,866.0	40,082.5	30,950.3
Exports(2)	389,568.5	434,651.5	358,189.7	461,444.9	552,564.3
Imports(2)	352,439.4	429,481.4	320,323.7	421,362.4	521,614.0
Services	(11,967.3)	(5,734.1)	(6,640.5)	(8,626.0)	(4,377.4)
Income	135.0	4,435.4	2,276.7	1,015.9	2,455.8
Current Transfers	(3,527.1)	(673.9)	(711.7)	(3,078.9)	(2,523.4)
Capital and Financial Account	(23,876.6)	(1,154.0)	(34,651.2)	(27,478.5)	(31,964.6)
Capital Account	(2,387.5)	109.3	289.6	(217.9)	150
Financial Account(3)	(21,489.1)	(1,263.3)	(34,940.7)	(27,260.6)	(32,114.6)
Net Errors and Omissions	2,106.9	(2,043.5)	1,860.7	(1,915.0)	5,459.3

(1)	Figures are prepared based on the sixth edition of Balance of Payment Manual, or BPM6, published by International Monetary Fund in December 2008 and implemented by the Government in December 2010.
(2)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(3)	Includes borrowings from the IMF, syndicated bank loans and short-term borrowings.
(4)	Preliminary.

Source: The Bank of Korea.

The Republic recorded a current account surplus of approximately US$29.4 billion in 2010. The current account surplus in 2010 decreased from the current account surplus of US$32.8 billion in 2009, primarily due to increases in deficit from the current transfers account and the services account which more than offset an increase in surplus from the goods account.

Based on preliminary data, the Republic recorded a current account surplus of approximately US$26.5 billion in 2011. The current account surplus in 2011 decreased from the current account surplus of US$29.4 billion in 2010, primarily due to a decrease in surplus from the goods account which more than offset a decrease in deficit from the services account.

Foreign Direct Investment

Since 1960, the Government has adopted a broad range of related laws, administrative rules and regulations, providing a framework for the conduct and regulation of foreign investment activities. In September 1998, the Government promulgated the Foreign Investment Promotion Act (the “FIPA”), which replaced previous foreign direct investment related laws, rules and regulations, to promote inbound foreign investments by providing incentives to, and facilitating investment activities in the Republic by, foreign nationals. The FIPA prescribes, among others, procedural requirements for inbound foreign investments, incentives for foreign investments such as tax reductions, and requirements relating to designation and development of foreign investment target regions. The Government believes that providing a stable and receptive environment for foreign direct investment will accelerate the inflow of foreign capital, technology and management techniques.

The following table sets forth information regarding annual foreign direct investment in the Republic for the periods indicated.

Foreign Direct Investment

	2007	2008	2009	2010	2011
	(billions of dollars)
Contracted and Reported Investment
Greenfield Investment(1)	8.0	7.3	8.1	11.1	11.7
Merger & Acquisition	2.5	4.4	3.4	2.0	2.0

Total	10.5	11.7	11.5	13.1	13.7

Actual Investment	7.8	8.4	6.7	5.4	6.5

(1)	Includes building new factories and operational facilities.

Source: Ministry of Knowledge Economy

In 2011, the contracted and reported amount of foreign direct investment in the Republic increased to US$13.7 billion from US$13.1 billion in 2010, primarily due to an increase in foreign investment in the service sector to US$7.3 billion in 2010 from US$6.3 billion in 2010 and an increase in foreign investment in the electricity and gas section to US$0.7 billion in 2011 from US$0.1 billion in 2010, which was partially offset by a decrease in foreign investment in the manufacturing sector to US$5.7 billion in 2010 from US$6.7 billion in 2010.

The following table sets forth information regarding the source of foreign direct investment by region and country for the periods indicated:

Foreign Direct Investment by Region and Country

	2007	2008	2009	2010	2011
	(billions of dollars)
North America
U.S.A	2.3	1.3	1.5	2.0	2.4
Others	0.9	0.6	0.7	0.7	1.3

	3.2	1.9	2.2	2.7	3.7
Asia
Japan	1.0	1.4	1.9	2.1	2.3
Hong Kong	0.1	0.2	0.8	0.1	0.6
Singapore	0.5	0.9	0.4	0.8	0.6
China	0.4	0.4	0.2	0.4	0.7
Others	0.3	0.4	0.4	3.5	0.2

	2.3	3.3	3.7	6.9	4.4
European Union
England	0.3	1.2	2.0	0.6	0.9
Netherlands	2.0	1.2	1.9	1.2	1.0
Germany	0.4	0.7	0.6	0.3	1.5
France	0.4	0.5	0.1	0.2	0.2
Others	1.2	2.7	0.7	1.0	1.8

	4.3	6.3	5.3	3.3	5.4
Others regions and countries	0.7	0.2	0.3	0.2	0.2

Total	10.5	11.7	11.5	13.1	13.7

Source:	Ministry of Knowledge Economy

Trade Balance

Trade balance figures measure the difference between a country’s exports and imports. If exports exceed imports the country has a trade balance surplus while if imports exceed exports the country has a deficit. A deficit, indicating that a country’s receipts from abroad fall short of its payments to foreigners, must be financed, rendering the country a debtor nation. A surplus, indicating that a country’s receipts exceed its payments to foreigners, allows the country to finance its trading partners’ net deficit to the extent of the surplus, rendering the country a creditor nation.

The following table summarizes the Republic’s trade balance for the periods indicated:

Trade Balance

	Exports(1)	Imports(2)	Balance of Trade	Exports as % of Imports
	(millions of dollars, except percentages)
2007	371,489.0	356,845.7	14,643.3	104.1
2008	422,007.3	435,274.7	(13,267.4)	97.0
2009	363,533.6	323,084.5	40,449.1	112.5
2010	466,383.8	425,212.2	41,171.6	109.7
2011(3)	555,213.7	524,413.1	30,800.6	105.9

(1)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(2)	These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods include insurance and freight cost.
(3)	Preliminary.

Source: The Bank of Korea.

Overall exports increased during the period from 2005 to 2008 primarily due to the continued increase in global demand (including strong demand in China) for electronics products (including semiconductors and information technology products), iron and steel products and machinery and precision equipment. Overall exports decreased in 2009 compared to 2008 due to the effects of the global financial crisis on global demand for goods in general.

The Republic, due to its lack of natural resources, relies on extensive trading activity for growth. The country meets virtually all domestic requirements for petroleum, wood and rubber with imports, as well as much of its coal and iron needs. Exports consistently represent a high percentage of GDP and, accordingly, the international economic environment is of crucial importance to the Republic’s economy.

The following tables give information regarding the Republic’s exports and imports by major commodity groups:

Exports by Major Commodity Groups (F.O.B.)(1)

	2007	As % of Total	2008	As % of Total	2009	As % of Total	2010	As % of Total	2011	As % of Total
	(billions of dollars, except percentages)
Foods & Consumer Goods	3.5	1.0	4.1	1.0	4.3	1.2	5.4	1.2	6.5	1.2
Raw Materials and Fuels	29.4	7.9	44.1	10.5	27.9	7.7	38.5	8.3	61.7	11.1
Petroleum & Derivatives	24.2	6.5	37.8	9.0	23.2	6.4	31.9	6.8	52.0	9.4
Light Industrial Products	27.5	7.4	29.4	7.0	27.5	7.6	32.7	7.0	39.0	7.0
Heavy & Chemical Industrial Products	311.0	83.7	344.4	81.6	303.9	83.6	389.9	83.6	449.3	80.9
Electronic & Electronic Products	126.9	34.2	127.2	30.0	121.2	33.3	154.2	33.1	156.9	28.3
Chemicals & Chemical Products	36.8	9.9	41.9	9.9	36.6	10.1	47.5	10.2	59.1	10.6
Metal Goods	31.6	8.5	38.1	9.0	29.9	8.2	37.7	8.1	48.6	8.8
Machinery & Precision Equipment	36.2	9.7	42.9	10.3	32.8	9.0	44.0	9.4	54.6	9.8
Passenger Cars	34.5	9.3	31.3	7.4	22.4	6.2	31.8	6.8	40.9	7.4
Ship & Boat	26.9	7.2	41.3	9.8	42.8	11.8	47.1	10.1	54.6	9.8

Total	371.5	100.0	422.0	100.0	363.5	100.0	466.4	100.0	555.2	100.0

(1)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.

Source: The Bank of Korea.

Imports by Major Commodity Groups (C.I.F.)(1)

	2007	As % of Total	2008	As % of Total	2009	As % of Total	2010	As % of Total	2011	As % of Total
	(billions of dollars, except percentages)
Industrial Materials and Fuels	201.7	56.5	269.0	61.8	184.4	57.1	247.2	58.1	324.8	61.9
Crude Petroleum	60.3	16.9	85.9	19.7	50.8	15.7	68.7	16.2	100.8	19.2
Mineral	16.0	4.5	19.6	4.5	13.7	4.2	21.4	5.0	31.1	5.9
Chemicals	29.2	8.8	33.1	7.6	28.7	8.9	37.7	8.9	44.2	8.4
Iron & Steel Products	24.1	6.7	37.1	8.5	21.6	6.7	27.3	6.4	30.4	5.8
Non-ferrous Metal	14.3	4.0	13.4	3.1	9.1	2.8	12.6	3.0	15.1	2.9
Capital Goods	118.1	33.1	124.1	28.5	104.5	32.4	135.7	31.9	146.5	27.9
Machinery & Precision Equipment	39.3	11.0	40.0	9.2	33.6	10.4	47.7	11.2	50.5	9.6
Electric & Electronic Machines	67.0	18.7	70.4	16.2	59.8	18.5	73.3	17.2	80.1	15.3
Transport Equipment	10.0	2.8	11.7	2.7	9.5	3.0	12.9	3.0	13.9	2.7
Consumer Goods	37.0	10.4	42.1	9.7	34.1	10.6	42.3	9.9	53.1	10.1
Cereals	4.7	1.3	7.4	1.7	5.3	1.6	5.9	1.4	7.5	1.4
Goods for Direct Consumption	9.7	2.7	10.2	2.3	8.9	2.7	11.0	2.6	15.0	2.9
Consumer Durable Goods	14.6	4.1	16.4	3.8	12.9	4.0	16.2	3.8	18.6	3.5
Consumer Nondurable Goods	8.0	2.2	8.2	1.9	7.1	2.2	9.2	2.2	12.1	2.3

Total	356.8	100.0	435.3	100.0	323.1	100.0	425.2	100.0	524.4	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods includes insurance and freight costs.

In 2006, the Republic recorded a trade surplus of US$16.1 billion. Exports increased by 14.5% to US$325.5 billion and imports increased by 18.5% to US$309.4 billion from US$284.4 billion of exports and US$261.2 billion of imports, respectively, in 2005.

In 2007, the Republic recorded a trade surplus of US$14.6 billion. Exports increased by 14.1% to US$371.5 billion and imports increased by 15.3% to US$356.8 billion from US$325.5 billion of exports and US$309.4 billion of imports, respectively, in 2006.

In 2008, the Republic recorded a trade deficit of US$13.3 billion. Exports increased by 13.6% to US$422.0 billion and imports increased by 22.0% to US$435.3 billion from US$371.5 billion of exports and US$356.8 billion of imports, respectively, in 2007.

In 2009, the Republic recorded a trade surplus of US$40.4 billion. Exports decreased by 13.9% to US$363.5 billion and imports decreased by 25.8% to US$323.1 billion from US$422.0 billion of exports and US$435.3 billion of imports, respectively, in 2008.

In 2010, the Republic recorded a trade surplus of US$41.2 billion. Exports increased by 28.3% to US$466.4 billion and imports increased by 31.6% to US$425.2 billion from US$363.5 billion of exports and US$323.1 billion of imports, respectively, in 2009.

Based on preliminary data, the Republic recorded a trade surplus of US$30.8 billion in 2011. Exports increased by 19.0% to US$555.2 billion and imports increased by 23.3% to US$524.4 billion from US$466.4 billion of exports and US$425.2 billion of imports, respectively, in 2010.

The following table sets forth the Republic’s exports trading partners:

Exports

	2007	As % of 2007 Total	2008	As % of 2008 Total	2009	As % of 2009 Total	2010	As % of 2010 Total	2011(1)	As % of 2011 Total(1)
	(millions of dollars, except percentages)
China	81,985.2	22.1	91,388.9	21.7	86,703.2	23.9	116,837.8	25.1	134,185.0	24.2
United States	45,766.1	12.3	46,376.6	11.0	37,649.9	10.4	49,816.1	10.7	56,207.7	10.1
Japan	26,370.2	7.1	28,252.5	6.7	21,770.8	6.0	28,176.3	6.0	39,679.7	7.1
Hong Kong	18,654.5	5.0	19,771.9	4.7	19,661.1	5.4	25,294.3	5.4	30,968.4	5.6
Singapore	11,949.5	3.2	16,293.0	3.9	13,617.0	3.7	15,244.2	3.3	20,839.0	3.8
Taiwan	13,027.1	3.5	11,462.0	2.7	9,501.1	2.6	14,830.5	3.2	18,206.0	3.3
Germany	11,542.5	3.1	10,522.7	2.5	8,820.9	2.4	10,702.2	2.3	9,500.9	1.7
India	6,600.0	1.8	8,977.1	2.1	8,013.3	2.2	11,434.6	2.5	12,654.1	2.3
Russia	8,087.7	2.2	9,748.0	2.3	4,194.1	1.2	7,759.8	1.7	10,304.9	1.9
Indonesia	5,770.6	1.6	7,933.6	1.9	5,999.9	1.7	8,897.3	1.9	13,564.5	2.4
Others(2)	141,735.7	38.2	171,281.0	40.6	147,602.3	40.6	177,390.7	38.0	209,103.5	37.7

Total	371,489.1	100.0	422,007.3	100.0	363,533.6	100.0	466,383.8	100.0	555,213.7	100.0

(1)	Preliminary
(2)	Includes more than 200 countries and regions with lower exports levels than those shown above.

Source	: The Bank of Korea.

The following table sets forth the Republic’s imports trading partners:

Imports

	2007	As % of 2007 Total	2008	As % of 2008 Total	2009	As % of 2009 Total	2010	As % of 2010 Total	2011(1)	As % of 2011 Total(1)
	(millions of dollars, except percentages)
China	63,027.8	17.7	76,930.3	17.7	54,246.1	16.8	71,573.6	16.8	86,432.2	16.5
Japan	56,250.1	15.8	60,956.4	14.0	49,427.5	15.3	64,296.1	15.1	68,320.2	13.0
United States	37,219.3	10.4	38,364.8	8.8	29,039.5	9.0	40,402.7	9.5	44,569.0	8.5
Saudi Arabia	21,163.5	5.9	33,781.5	7.8	19,736.8	6.1	26,820.0	6.3	36,972.6	7.1
Australia	13,232.5	3.7	18,000.3	4.1	14,756.1	4.6	20,456.2	4.8	26,316.3	5.0
Germany	13,534.3	3.8	14,769.1	3.4	12,298.5	3.8	14,304.9	3.4	16,962.6	3.2
Taiwan	9,966.5	2.8	10,642.9	2.4	9,851.4	3.0	13,647.1	3.2	14,693.6	2.8
United Arab Emirates	12,656.2	3.5	19,248.5	4.4	9,310.0	2.9	12,170.1	2.9	14,759.4	2.8
Indonesia	9,113.8	2.6	11,320.3	2.6	9,264.1	2.9	13,985.8	3.3	17,216.4	3.3
Malaysia	8,442.2	2.4	9,909.1	2.3	7,574.1	2.3	9,531.0	2.2	10,467.8	2.0
Others(2)	112,239.5	31.4	141,351.5	32.5	107,580.4	33.3	138,024.7	32.5	187,703.0	35.8

Total	356,845.7	100.0	435,274.7	100.0	323,084.5	100.0	425,212.2	100.0	524,413.1	100.0

(1)	Preliminary
(2)	Includes more than 200 countries and regions with lower imports levels than those shown above.

Source	: The Bank of Korea.

In 2003, the outbreak of severe acute respiratory syndrome, or SARS, and the avian influenza in Asia (including China) and other parts of the world increased uncertainty about prospects for international trade and economic growth for affected countries, as well as world economic prospects in general. The avian influenza carried by migrating wild birds spread to several Asian countries, Russia, Romania and Turkey. In response to these outbreaks of avian influenza, the Government issued an advisory on disease prevention as of October 14, 2005 and conducted special monitoring of poultry farms. In addition, the Government continued to cooperate with regional and international efforts to develop and implement additional measures to contain and prevent SARS, the avian influenza and other diseases. Another outbreak of SARS, the avian influenza or similar incidents in the future may have an adverse effect on Korean and world economies and on international trade.

On October 6, 2010, the Republic and the EU signed an agreement on a bilateral free trade agreement, or FTA, which provisionally came into effect on July 1, 2011 after approval of the EU parliament and ratification by the Republic and EU member states. In April 2007, the Republic and the United States reached a FTA, which was subsequently renegotiated and signed by both nations in December 2010. The FTA was ratified by the U.S. Congress in October 2011 and the Korean National Assembly in November 2011 and came into effect on March 15, 2012.

Non-Commodities Trade Balance

The non-commodities trade deficit was US$15.4 billion in 2007, US$2.0 billion in 2008, US$5.1 billion in 2009 and US$10.7 billion in 2010. Based on preliminary data, the non-commodities trade deficit was US$4.4 billion in 2011.

Foreign Currency Reserves

The following table shows the Republic’s total official foreign currency reserves:

Total Official Reserves

	December 31,
	2007	2008	2009	2010	2011
	(millions of dollars)
Gold(1)	$74.3	$75.7	$79.0	$79.6	$2,166.6
Foreign Exchange	261,770.7	200,479.1	265,202.3	286,926.4	298,232.9

Total Gold and Foreign Exchange	261,845.0	200,554.8	265,281.3	287,006.0	300,399.5

Reserve Position at IMF.	310.5	582.6	981.6	1,024.7	2,556.2
Special Drawing Rights	68.6	86.0	3,731.8	3,539.9	3,446.7

Total Official Reserves	$262,224.1	$201,223.4	$269,994.7	$291,570.7	$306,402.5

(1)	For this purpose, domestically-owned gold is valued at US$42.22 per troy ounce (31.1035 grams) and gold deposited overseas is calculated at cost of purchase.

Source: The Bank of Korea.

The Government’s foreign currency reserves increased to US$262.2 billion as of December 31, 2007 from US$8.9 billion as of December 31, 1997, primarily due to continued balance of trade surpluses and capital inflows. In 2008, the Government’s foreign currency reserves decreased, falling to US$201.2 billion as of December 31, 2008, partially as a result of the Government’s use of the foreign currency reserve to provide foreign currency liquidity to Korean financial institutions and to defend the value of the Won against depreciation. The amount of the Government’s foreign currency reserve was US$316.0 billion as of March 31, 2012.

Government Finance

The Ministry of Strategy and Finance prepares the Government budget and administers the Government’s finances.

The Government’s fiscal year commences on January 1. The Government must submit the budget, which is drafted by the Minister of Strategy and Finance and approved by the President of the Republic, to the National Assembly not later than 90 days prior to the start of the fiscal year and may submit supplementary budgets revising the original budget at any time during the fiscal year.

The following table shows consolidated Government revenues and expenditures:

Consolidated Central Government Revenues and Expenditures

	December 31,
	2005	2006	2007	2008	2009	2010(1)
	(billions of Won)
Total Revenues	191,446	209,573	243,633	250,713	250,810	270,923
Current Revenues	190,165	208,091	241,693	248,809	248,278	268,540
Total Tax Revenues	127,466	138,044	161,459	167,306	164,542	177,718
Social Security Contribution	24,905	27,315	29,739	32,896	33,896	35,601
Non-Tax Revenues	37,795	42,733	50,495	48,607	49,840	55,221
Capital Revenues	1,281	1,482	1,940	1,904	2,532	2,383
Total Expenditures and Net Lending	187,946	205,928	206,584	238,854	268,431	254,231
Total Expenditures	184,922	200,181	199,477	229,374	250,382	251,146
Current Expenditures	160,274	173,688	173,278	200,935	215,134	216,937
Goods and Services	36,165	38,987	41,340	45,410	48,724	49,821
Interest Payments	10,094	12,150	10,218	10,376	11,519	13,387
Subsidies and Other Transfers(3)	111,448	119,997	119,565	142,782	151,791	151,030
Non-Financial Public Enterprises Expenditures	2,566	2,554	2,155	2,367	3,100	2,699
Capital Expenditures	24,648	26,493	26,199	28,439	35,248	34,209
Net Lending	3,024	5,746	7,107	5,480	18,049	3,084

(1)	Preliminary.
(2)	Not available.
(3)	Includes transfers to local governments, non-profit institutions, households and abroad.

Source: Ministry of Strategy and Finance; Korea National Statistical Office.

The consolidated Government account consists of a General Account, Special Accounts (including a non-financial public enterprise special account) and Public Funds. The Government segregates the accounts of certain functions of the Government into Special Accounts and Public Funds for more effective administration and fiscal control. The Special Accounts and Public Funds relate to business type activities, such as economic development, road and railway construction and maintenance, monopolies, and communications developments and the administration of loans received from official international financial organizations and foreign governments.

Revenues derive mainly from national taxes and non-tax revenues. Taxes in Korea can be roughly classified into the following types:

•	income tax and capital gains tax,

•	property tax,

•	value-added tax,

•	customs duty tax, and

•	other taxes.

Income tax and capital gains tax are imposed on income derived from labor, business operation and ownership of assets and profits derived from capital appreciation. Income tax and capital gains tax, depending on the type of taxpayer, can be further classified into corporate income tax and individual income tax. Property tax is imposed on exchange or ownership of property and includes inheritance tax and gift tax. Value-added tax is imposed on value added to goods and services. Customs duty tax is imposed on imported goods. Other taxes include tax on certain securities transactions and a stamp tax for certain documents.

Expenditures include general administration, national defense, community service, education, health, social security, certain annuities and pensions and local finance, which involves the transfer of tax revenues to local governments.

For 2006, revenues increased by approximately 9.5%, which represented 24.7% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)3.6 trillion in 2006.

For 2007, revenues increased by approximately 16.3%, which represented 27.0% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)37.0 trillion in 2007.

For 2008, revenues increased by approximately 2.9% principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)15.9 trillion in 2008.

For 2009, the Republic recorded total revenues of (Won)250.8 trillion and total expenditures and net lending of (Won)272.9 trillion in 2009. The Republic had a fiscal deficit of (Won)17.6 trillion in 2009.

Based on preliminary data, the Republic recorded total revenues of (Won)270.9 trillion and total expenditures and net lending of (Won)254.2 trillion in 2010. The Republic had a fiscal surplus of (Won)16.7 trillion in 2010.

Debt

The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2010 amounted to approximately (Won)405.5 trillion, an increase of 8.8% over the previous year.

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. Dollars, the estimated outstanding direct external debt of the Government as of December 31, 2010:

Direct External Debt of the Government

	Amount in Original Currency		Equivalent Amount in U.S. Dollars(1)
	(millions)
US$	US$	7,401.7	US$	7,401.7
Japanese Yen (¥)		¥10,963.1		134.5
Euro (EUR)	EUR	876.6		1,165.0

Total			US$	8,701.2

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2010.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic:

Direct Internal Debt of the Government

(billions of Won)
2006	262,380.6
2007	278,800.8
2008	288,719.8
2009	331,904.1
2010	360,804.5

The following table sets out all guarantees by the Government of indebtedness of others:

Guarantees by the Government

	December 31,
	2006	2007	2008	2009	2010
	(billions of Won)
Domestic	36,436.6	33,031.1	28,112.8	28,292.4	33,291.7
External(1)	73.4	31.8	—	1,508.4	1,508.3

Total	36,510.1	33,062.9	28,112.8	29,800.8	34,800.0

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers or the market average exchange rates in effect on December 31 of each year.

For further information on the outstanding indebtedness, including guarantees, of the Republic, see “—Tables and Supplementary Information”.

External Debt

The following tables set out certain information regarding the Republic’s external debt calculated under the criteria based on the sixth edition of Balance of Payment Manual, or BPM6, published by the International Monetary Fund in December 2008 and implemented by the Government in December 2010. Under BPM6, in particular, prepayments received in connection with the construction of ships are excluded from the external debt.

	December 31,
	2006	2007	2008	2009	2010
	(billions of dollars)
Long-term Debt	111.5	173.2	167.5	196.2	225.0
General Government	10.3	31.7	21.1	27.8	44.2
Monetary Authorities	5.7	12.3	13.1	28.3	25.3
Banks	40.4	58.9	59.0	64.6	72.4
Other Sectors	55.0	70.2	74.2	75.5	83.1
Short-term Debt	113.7	160.2	149.9	149.2	135.0
Monetary Authorities	3.9	9.6	18.3	11.7	10.3
Banks	96.1	134.0	110.4	115.7	101.3
Other Sectors	13.7	16.7	21.2	21.8	23.4
Total External Liabilities	225.2	333.4	317.4	345.4	360.0

Tables and Supplementary Information

A. External Debt of the Government

(1) External Bonds of the Government

Series	Issue Date	Maturity Date	Interest Rate (%)	Currency	Original Principal Amount	Principal Amount Outstanding as of December 31, 2010
2003-001	June 3, 2003	June 1, 2013	4.25	USD	1,000,000,000		1,000,000,000
2004-001	September 22, 2004	September 22, 2014	4.875	USD	1,000,000,000		1,000,000,000
2005-001	November 2, 2005	November 3, 2025	5.625	USD	400,000,000		400,000,000
2005-002	November 2, 2005	November 2, 2015	3.625	EUR	500,000,000		500,000,000
2006-001	December 7, 2006	December 7, 2016	5.125	USD	500,000,000		500,000,000
2006-002	December 7, 2006	December 7, 2021	4.25	EUR	375,000,000		375,000,000
2009-001	April 16, 2009	April 16, 2014	5.75	USD	1,500,000,000		1,500,000,000
2009-002	April 16, 2009	April 16, 2019	7.125	USD	1,500,000,000		1,500,000,000

Total External Bonds in Original Currencies						USD	5,900,000,000
						EUR	875,000,000

Total External Bonds in Equivalent Amount of Won(1)						(Won)	8,043,910,000,000

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to (Won)1,138.9, the market average exchange rate in effect on December 31, 2010, as announced by Seoul Money Brokerage Services, Ltd. Euro amounts are converted to Won amounts at the rate of EUR1.00 to (Won)1,513.6, the market average exchange rate in effect on December 31, 2010, as announced by Seoul Money Brokerage Services, Ltd.

(2) External Borrowings of the Government

a. Borrowings in U.S. Dollars

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (USD)	Principal Amount Outstanding as of December 31, 2010 (USD)
February 26, 1969	42	3	5,000,000		132,538
March 20, 1970	40	3	4,000,000		119,629
June 3, 1970	41	3	10,000,000		214,773
January 29, 1971	40	3	29,300,000		943,903
January 29, 1971	41	3	29,200,000		1,878,810
March 6, 1971	40	3	35,000,000		788,451
April 12, 1971	40	3	29,600,000		895,449
April 12, 1971	30	3	400,000		21,777
June 24, 1971	40	3	14,000,000		1,024,817
August 31, 1971	41	3	6,000,000		433,064
January 20, 1972	41	3	2,000,000		264,311
February 14, 1972	41	3	40,000,000		3,460,416
February 14, 1972	40	3	162,200,000		10,064,083
March 16, 1972	41	3	17,000,000		2,043,685
June 27, 1972	40	3	5,000,000		467,668
September 13, 1972	41	3	2,500,000		286,646
February 28, 1973	40	3	25,000,000		3,458,373
April 12, 1973	42	3	96,300,000		15,042,830
April 12, 1973	43	3	5,300,000		991,249
April 12, 1973	40	3	25,200,000		2,367,574
January 28, 1974	40	3	5,000,000		649,508
April 19, 1974	40	3	2,800,000		473,686
September 11, 1974	41	3	25,700,000		5,400,863
September 13, 1975	41	3	5,000,000		982,945
September 13, 1975	41	3	5,000,000		981,867
September 13, 1975	41	3	5,000,000		1,358,594
February 18, 1976	40	3	11,900,000		1,862,543
February 18, 1976	40	3	27,900,000		4,644,194
February 18, 1976	40	3	23,400,000		5,829,298
February 18, 1976	40	3	90,800,000		16,528,863
July 21, 1977	41	3	59,500,000		14,349,380
July 21, 1977	40	3	43,800,000		9,268,853
June 7, 1979	30	3	40,000,000		10,882,277
January 25, 1980	40	3	30,000,000		9,068,823
May 18, 1981	40	3	27,000,000		8,789,239
October 12, 1994	20	6.25	1,640,370,000		489,108,316
March 27, 1998	15	LIBOR+0.75	2,000,000,000		268,856,448
September 14, 1998	16	LIBOR+0.5	48,000,000		7,813,369
October 23, 1998	15	LIBOR+0.75	2,000,000,000		600,000,000

Subtotal in Original Currency				USD	1,501,749,112

Subtotal in Equivalent Amount of Won(1)				(Won)	1,710,342,064,040

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to (Won)1,138.9, the market average exchange rate in effect on December 31, 2010, as announced by Seoul Money Brokerage Services, Ltd.

b. Borrowings in Euro

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (EUR)	Principal Amount Outstanding as of December 31, 2010 (EUR)
April 19, 1982	39	2	7,029,215		957,624
March 27, 1985	30	2	2,039,087		658,088

Subtotal in Original Currency				EUR	1,615,712

Subtotal in Equivalent Amount of Won(1)				(Won)	2,445,541,350

(1)	Euro amounts are converted to Won amounts at the rate of EUR1.00 to (Won)1,513.6, the market average exchange rate in effect on December 31, 2010, as announced by Seoul Money Brokerage Services, Ltd.

c. Borrowings in Japanese Yen

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (JPY)	Principal Amount Outstanding as of December 31, 2010 (JPY)
August 18, 1987	25	4.25	7,750,000,000		837,836,000
August 18, 1987	25	4.25	12,911,000,000		1,307,244,000
May 24, 1988	24	Floating	7,567,732,075		694,717,775
June 22, 1988	25	4.25	2,679,000,000		357,325,000
June 22, 1988	25	4.25	5,920,000,000		777,375,000
June 22, 1988	25	4.25	5,254,000,000		518,585,000
June 22, 1988	25	4.25	4,440,000,000		599,125,000
December 13, 1989	25	Floating	8,745,658,966		3,562,106,766
October 31, 1990	25	4	4,320,000,000		1,126,610,000
October 31, 1990	25	4	5,414,000,000		598,740,000
October 31, 1990	25	4	2,160,000,000		583,390,000

Subtotal in Original Currency				JPY	10,963,054,541

Subtotal in Equivalent Amount of Won(1)				(Won)	153,162,642,380

Total External Borrowings in Equivalent Amount of Won				(Won)	1,865,950,247,770

(1)	Japanese yen amounts are converted to Won amounts at the rate of JPY100.00 to (Won)1,397.08, the market average exchange rate in effect on December 31, 2010, as announced by Seoul Money Brokerage Services, Ltd.

B. External Guaranteed Debt of the Government

Borrower	Issue Date	Maturity Date	Interest Rate (%)	Currency	Original Principal Amount	Principal Amount Outstanding as of December 31, 2010
Hana Bank	April 9, 2009	April 9, 2012	6.5	USD	1,000,000,000		1,000,000,000
Hana Bank	June 30, 2009	December 30, 2011	4.8	MYR	710,000,000		710,000,000
Hana Bank	June 30, 2009	June 29, 2012	4.85	MYR	290,000,000		290,000,000

Total External Guaranteed Debt in Original Currencies						USD	1,000,000,000
						MYR	1,000,000,000

Total External Guaranteed Debt in Equivalent Amount of Won(1)						(Won)	1,508,250,000,000

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to (Won)1,138.9, the market average exchange rate in effect on December 31, 2010, as announced by Seoul Money Brokerage Services, Ltd. Malaysian ringgit amounts are converted to Won amounts at the rate of MYR1.00 to (Won)369.35, the market average exchange rate in effect on December 31, 2010, as announced by Seoul Money Brokerage Services, Ltd.

C. Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2010
	(%)			(billions of Won)
1. Bonds
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	2.75-7.65	2001-2010	2011-2030	310,076.7
Interest-Bearing Treasury Bond for National Housing I	3.0	2001-2010	2006-2015	44,067.0
Interest-Bearing Treasury Bond for National Housing II	0.0-3.0	1986-2010	2006-2030	4,383.1
Interest-Bearing Treasury Bond for National Housing III	0	2005	2015	594.2
Non-interest-Bearing Treasury Bond for Contribution to International Organizations(1)	—	1967-1985	—	11.3
Total Bonds				359,132.3
2. Borrowings
Borrowings from The Bank of Korea	2.24	2010	2011	1,117.2
Borrowings from the Sports Promotion Fund	3.64-5.0	2009-2010	2012-2015	400.0
Borrowings from the Private School Teachers’ Pension Fund	5.17-5.27	2006	2011	65.0
Borrowings from the Korea Foundation Fund	4.31	2009	2014	30.0
Borrowings from the Government Employees’ Pension Fund	2.8	2009	2012	10.0
Borrowings from the Film Industry Development Fund	3.04-3.85	2010	2013	30.0
Borrowings from the Culture and Arts Promotion Fund	3.29	2010	2013	20.0
Total Borrowings				1,672.2

Total Internal Funded Debt				360,804.5

(1)	Interest Rates and Years of Maturity not applicable.

D. Internal Guaranteed Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2010
	(%)			(billions of Won)
1. Bonds of Government-Affiliated Corporations
Korea Deposit Insurance Corporation	4.09-6.32	2006-2010	2011-2015	26,690.0
KAMCO	Floating-5.27	2009-2010	2012-2015	3,969.1
Korea Student Aid Foundation	Floating-5.26	2010	2012-2020	2,510.0
Total Bonds				33,169.1
2. Borrowings of Government-Affiliated Corporations
Rural Development Corporation and Federation of Farmland	5.5	1989	2023	122.6
Total Borrowings				122.6

Total Internal Guaranteed Debt				33,291.7

DESCRIPTION OF THE SECURITIES

Description of Debt Securities

We will issue debt securities under a fiscal agency agreement or agreements. The description below summarizes the material provisions of the debt securities and the fiscal agency agreement. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, we urge you to read the form of fiscal agency agreement and the form of global debt security before deciding whether to invest in the debt securities. We have filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities will be described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

We will appoint a fiscal agent or agents in connection with debt securities whose duties will be governed by the fiscal agency agreement. We may replace the fiscal agent or appoint different fiscal agents for different series of debt securities.

General Terms of the Debt Securities

We may issue debt securities in separate series at various times. The Republic may irrevocably guarantee the payment of principal of, and interest on, one or more series of debt securities. The prospectus supplement that relates to your debt securities will specify some or all of the following terms:

•	the aggregate principal amount;

•	the currency of denomination and payment;

•	any limitation on principal amount and authorized denominations;

•	the percentage of their principal amount at which the debt securities will be issued;

•	the maturity date or dates;

•	the interest rate for the debt securities and, if variable, the method by which the interest rate will be calculated;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	the dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	where and how we will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed before maturity;

•	any sinking fund or similar provision;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•

if issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other;

•	whether any of the terms set out herein will differ for the debt securities;

•	whether the Republic will irrevocably guarantee the payment of principal of, and interest on, the debt securities; and

•	other specific provisions.

Depending on the terms of the debt securities we issue, the prospectus supplement relating to the debt securities may also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Unless otherwise specified in the applicable prospectus supplement, we will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of debt securities issued in registered form.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, we will pay the principal, premium and/or interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. We will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, we will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement or debt securities, we will pay interest by check, payable to the registered holder.

We will make any payments on debt securities in bearer form at the offices and agencies of the fiscal agent or any other paying agent outside the United States as we may designate. At the option of the holder of the bearer debt securities, we will make such payments by check or by transfer to an account maintained by the holder with a bank located outside of the United States. We will not make payments on bearer debt securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, we will not make any payment by mail to an address in the United States or by transfer to an account maintained by a holder of bearer debt securities with a bank in the United States. Nevertheless, we will make payments on a bearer debt security denominated and payable in U.S. dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to us.

If we issue bearer debt securities, we will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

If no one claims money paid by us to the fiscal agent for the payment of principal or interest in respect of any series of debt securities for two years after the payment was due and payable, the fiscal agent or paying agent will repay the money to us. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid, and you may look only to us for any payment under the debt securities.

Under Korean law, you will not be permitted to file a claim against us for payment of principal or interest on any series of debt securities unless you do so within five years, in the case of principal, and two years, in the case of interest, from the date on which payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, we anticipate that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the fiscal agency agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from us.

We understand that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

We will register debt securities in the name of a person other than the depositary or its nominee only if:

•	the depositary for a series of debt securities is unwilling or unable to continue as depositary; or

•	we determine, in our sole discretion, not to have a series of debt securities represented by a global security.

In either such instance, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, we expect the depositary to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global security. We also expect that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. We have no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. We also have no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities

We may issue debt securities in a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear and Clearstream, or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement.

Additional Amounts

We will make all payments of principal of, and premium and interest, if any, on the debt securities without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. If Korean law requires us to deduct or withhold taxes, we will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction.

We will not pay, however, any additional amounts if you are liable for Korean tax because:

•	you are connected with the Republic other than by merely owning the debt security or receiving income or payments on the debt security;

•	you failed to complete and submit a declaration of your status as a non-resident of the Republic after we or the relevant tax authority requested you to do so; or

•

you failed to present your debt security for payment within 30 days of when the payment is due or, if the fiscal agent did not receive the money prior to the due date, the date notice is given to holders that the fiscal agent has received the full amount due to holders. Nevertheless, we will pay additional amounts to the extent you would have been entitled to such amounts had you presented your debt security for payment on the last day of the 30-day period.

We will not pay any additional amounts for taxes on the debt securities except for taxes payable through deduction or withholding from payments of principal, premium or interest. Examples of the types of taxes for which we will not pay additional amounts include the following: estate or inheritance taxes, gift taxes, sales or transfer taxes, personal property or related taxes, assessments or other governmental charges. We will pay stamp or other similar taxes that may be imposed by the Republic, the United States or any political subdivision or taxing authority in one of those two countries on the fiscal agency agreement or be payable in connection with the issuance of the debt securities.

Status of Debt Securities

The debt securities will:

•	constitute our direct, unconditional, unsecured and unsubordinated obligations;

•	rank at least equally in right of payment among themselves, regardless of when issued or currency of payment; and

•	rank at least equally in right of payment with all of our other unsecured and unsubordinated obligations, subject to certain statutory exceptions under Korean law.

Negative Pledge Covenant

If any debt securities are outstanding, we will not create or permit any security interests on our assets as security for any of our indebtedness or guarantees issued by us, unless the security interest also secures our obligations under the debt securities.

We may, however, create or permit a security interest:

•

on any promissory debt securities or commercial paper discounted or otherwise provided as security to or issued or held by us created in favor of The Bank of Korea in the normal operation of The Bank of Korea’s discount facilities or facilities for the funding of loans by us to our customers; or

•	on any asset (or documents of title to such asset) incurred when the asset was purchased or improved to secure payment of the cost of the activity; or

•	of a statutory nature arising in the ordinary course of our business but unrelated to our activities of borrowing or raising money; or

•	on any real estate owned by us imposed by a tenant of such real estate as security for repayment of any key money paid by the tenant; or

•	arising by operation of Korean law or given preference by law following our failure to meet an obligation, although we will not permit such a security interest to exist for more than 30 days.

Events of Default

Unless otherwise specified in the applicable prospectus supplement in connection with a particular offering of debt securities, each of the following constitutes an event of default with respect to any series of debt securities:

1.	Non-Payment: we do not pay principal or interest or premium or deposit any sinking fund payment on any debt securities of the series when due and such failure to pay continues for 30 days.

2.	Breach of Other Obligations: we fail to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered to us at the corporate trust office of the fiscal agent in New York City by holders representing at least 10% of the aggregate principal amount of the debt securities of the series.

3.	Cross Default and Cross Acceleration:

•	we default on any External Indebtedness, and, as a result, becomes obligated to pay an amount equal to or greater than US$10,000,000 in aggregate principal amount prior to its due date; or

•

we fail to pay when due, including any grace period, any of our External Indebtedness in aggregate principal amount equal to or greater than US$10,000,000 or we fail to pay when requested and required by the terms thereof any guarantee for External Indebtedness of another person equal to or greater than US$10,000,000 in aggregate principal amount.

4,	Moratorium/Default:

•	the Republic declares a general moratorium on the payment of its External Indebtedness, including obligations under guarantees;

•

the Republic becomes liable to repay prior to maturity any amount of External Indebtedness, including obligations under guarantees, as a result of a default under such External Indebtedness or obligations; or

•	the international monetary reserves of the Republic become subject to a security interest or segregation or other preferential arrangement for the benefit of any creditors.

5.	Bankruptcy:

•	we are declared bankrupt or insolvent by any court or administrative agency with jurisdiction over us;

•	we pass a resolution to apply for bankruptcy or to request the appointment of a receiver or trustee or similar official in insolvency;

•	a substantial part of our assets are liquidated; or

•	we cease to conduct the banking business.

6.	Cessation of Government Control or Failure of Support: the Republic ceases to (directly or indirectly) control us or fails to provide financial support for us as required under Article 44 of the KDB Act as of the issue date of the debt securities of such series, provided, however, that neither such event will constitute an event of default if, at such time, the debt securities of such series shall have the benefit of a Government Guarantee (as defined below).

For purposes of the foregoing, “External Indebtedness” means any obligation for the payment or repayment of money borrowed that is denominated in a currency other than the currency of the Republic.

As used in paragraph 6 above, “Government Guarantee” means a direct and irrevocable obligation by the Republic to guarantee or repay in full, or otherwise protect against any losses on any amount due under, or to purchase, the debt securities of such series, including principal of, premium, if any, and interest on the debt securities of such series, provided that:

a)	the Republic shall have expressly assumed the payment obligations in respect of the debt securities of such series under such Government Guarantee by way of agreement, deed, statute or any other instrument or law or regulation having a similar effect;

b)	the Government Guarantee shall be subject to the obligation to make all payments of principal of, premium, if any, and interest on the debt securities of such series without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions; any obligation to pay additional amounts as described in “—Additional Amounts” above shall apply to the Government Guarantee and the Republic, as guarantor; and

c)	we shall have obtained an opinion of independent legal advisers that the Government Guarantee is binding upon and enforceable against the Republic, and that the debt securities of such series shall remain our valid, binding and enforceable obligations.

We will notify holders of the debt securities of the occurrence of the cessation of government control or failure of support described under paragraph 6 above as soon as practicable thereafter setting out details of the event, cessation or failure described above and the establishment of the Government Guarantee, and shall make available for inspection by the holders copies of the documentation or statute, law or regulation, as the case may be, evidencing the Government Guarantee and the opinion described in paragraph (c) of the definition of “Government Guarantee” above, during normal business hours at the office of the fiscal agent.

As used in paragraph 6 above, “control” means the acquisition or control of a majority of our voting share capital or the right to appoint and/or remove all or the majority of the members of our board of directors or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise.

If an event of default occurs, any holder may declare the principal amount of debt securities that it holds to be immediately due and payable by written notice to us and the fiscal agent.

You should note that:

•	despite the procedure described above, no debt securities may be declared due and payable if we cure the applicable event of default before we receive the written notice from the debt security holder;

•	we are not required to provide periodic evidence of the absence of defaults; and

•	the fiscal agency agreement does not require us to notify holders of the debt securities of an event of default or grant any debt security holder a right to examine the security register.

Modifications and Amendments; Debt Securityholders’ Meetings

Each holder of a series of debt securities must consent to any amendment or modification of the terms of that series of debt securities or the fiscal agency agreement that would, among other things:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt security’s interest rate or premium payable;

•	change the currency of payment of principal, interest or premium;

•	amend either the procedures provided for a redemption event or the definition of a redemption event;

•	shorten the period during which we are not allowed to redeem the debt securities or grant us a right to redeem the debt securities which we previously did not have; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the fiscal agency agreement or the terms of such series of debt securities.

We may, with the exception of the above changes, with the consent of the holders of at least 66 2/3% in principal amount of the debt securities of a series that are outstanding, modify and amend other terms of that series of debt securities.

We may at any time call a meeting of the holders of a series of debt securities to seek the holders of the debt securities’ approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the fiscal agent. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

While an event of default with respect to a series of debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series.

Holders of debt securities who hold, in the aggregate, a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting. At the reconvening of any meeting adjourned for a lack of a quorum, the persons entitled to vote 25% in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum for taking any action set out in the original notice. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a debt securityholder. The fiscal agent will make all rules governing the conduct of any meeting.

The fiscal agency agreement and a series of debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants made by us that benefit holders of the debt securities;

•	surrender any right or power given to us;

•	secure the debt securities;

•

permit registered securities to be exchanged for bearer securities or relax or eliminate restrictions on the payment of principal, premium or interest on bearer securities to the extent permitted under United States Department of Treasury regulations, provided that holders of the debt securities do not suffer any adverse tax consequences as a result; and

•

cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

Fiscal Agent

The fiscal agency agreement governs the duties of each fiscal agent. We may maintain bank accounts and a banking relationship with each fiscal agent. The fiscal agent is our agent and does not act as a trustee for the holders of the debt securities.

Further Issues of Debt Securities

We may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of debt securities (or that are the same except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). We may consolidate such additional debt securities with the outstanding debt securities to form a single series.

We may offer additional debt securities with original issue discount (“OID”) for U.S. federal income tax purposes as part of a further issue. Purchasers of debt securities after the date of any further issue will not be able to differentiate between debt securities sold as part of the further issue and previously issued debt securities of the same series. If we were to issue further debt securities with OID, purchasers of debt securities after such further issue may be required to accrue OID (or greater amounts of OID that they would otherwise have accrued) with respect to their debt securities. This may affect the price of outstanding debt securities following a further issue. Purchasers are advised to consult legal counsel with respect to the implications of any future decision by us to undertake a further issue of debt securities with OID.

Description of Warrants

The description below summarizes some of the provisions of warrants for the purchase of debt securities that we may issue from time to time and of the warrant agreement. Copies of the forms of warrants and the warrant agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the warrants.

The description of the warrants that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Warrants

Each series of warrants will be issued under a warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The prospectus supplement relating to the series of warrants will describe:

•	the terms of the debt securities purchasable upon exercise of the warrants, as described above under “—Description of Debt Securities—General Terms of the Debt Securities”;

•	the principal amount of debt securities purchasable upon exercise of one warrant and the exercise price;

•	the procedures and conditions for the exercise of the warrants;

•	the dates on which the right to exercise the warrants begins and expires;

•	whether and under what conditions the warrants may be terminated or canceled by us;

•	whether and under what conditions the warrants and any debt securities issued with the warrants will be separately transferable;

•	whether the warrants will be issued in bearer or registered form;

•	whether the warrants will be exchangeable between registered and bearer form, and, if issued in registered form, where they may be transferred and registered; and

•	other specific provisions.

Terms Applicable to Debt Securities and Warrants

Governing Law

The fiscal agency agreement, any warrant agreement and the debt securities and any warrants will be governed by the laws of the State of New York without regard to any principles of New York law requiring the application of the laws of another jurisdiction. Nevertheless, all matters governing our authorization, execution and delivery of the debt securities and the fiscal agency agreement and any warrants and warrant agreement by us will be governed by the laws of the Republic.

Jurisdiction and Consent to Service

We are owned by a foreign sovereign government and all of our directors and executive officers and some of the experts named in this prospectus are residents of Korea. In addition, all or most of our assets and the assets of the people named in the preceding sentence are located outside of the United States. For that reason, you may have difficultly serving process on us or the individuals described above in the United States or enforcing in a U.S. court a U.S.-court judgment based on the U.S. federal securities laws. Our Korean counsel, Lee & Ko, has informed us that there would be certain conditions to be met under Korean law regarding the enforceability in Korea, either in original actions or in actions for the enforcement of U.S.-court judgments, of civil liabilities based on the U.S. federal securities laws.

We have appointed the General Manager of our New York Branch, Mr. Joo Yung Sung, and the Senior Deputy General Manager of our New York Branch, Mr. Jong Kug Yoon, and each of their successors in the future, as our authorized agents to receive service of process in any suit which a holder of any series of debt securities or warrants may bring in any state or federal court in New York City and we have accepted the jurisdiction of those courts for those actions. Our New York Branch is located at 320 Park Avenue, 32nd Floor, New York, New York 10022. These appointments are irrevocable as long as any amounts of principal, premium or interest remain payable by us to the Fiscal Agent under any series of debt securities or any warrants have not expired or otherwise terminated under their terms. If for any reason either of these two men ceases to act as our authorized agent or ceases to have an address in Manhattan, we shall appoint a replacement. The appointment of agents for receipt of service of process and the acceptance of jurisdiction of state or federal courts in New York City do not, however, apply to actions brought under the United States federal securities laws. We may also be sued in courts having jurisdiction over us located in the Republic.

We will irrevocably consent to any relief and process in connection with a suit against us in relation to the debt securities or warrants, including the enforcement or execution of any order or judgment of the court. To the extent permitted by law, we will waive irrevocably any immunity from jurisdiction to which we might otherwise be entitled in any suit based on any series of debt securities or warrants.

Foreign Exchange Controls

Before we may issue debt securities outside the Republic, the Minister of Strategy and Finance of Korea must receive a report with respect to the issuance by us of debt securities in accordance with the Foreign Exchange Transaction Act and Regulation of Korea. After issuance of debt securities outside the Republic, we are required to notify the Minister of Strategy and Finance of such issuance. No further approval or authorization is required for us to pay principal of or interest on the debt securities.

Description of Guarantees to be Issued by Us

The description below summarizes some of the provisions of the guarantees that we may issue from time to time. Copies of the forms of guarantees are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential beneficiary of a guarantee.

The description of a guarantee that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Guarantees

Each guarantee will be issued by us as guarantor. The prospectus supplement relating to a guarantee will specify:

•	the relevant obligor and the obligations guaranteed under the guarantee;

•	the nature and scope of the guarantee, including whether or not it is irrevocable and unconditional;

•	the status of the guarantee in relation to our other obligations;

•	the governing law of the guarantee; and

•	other relevant provisions of the guarantee.

Description of Guarantees to be Issued by The Republic of Korea

The description below summarizes some of the provisions of the guarantees that the Republic may issue from time to time to guarantee our debt securities. Since it is only a summary, the description may not contain all of the information that is important to you as a potential beneficiary of a guarantee.

The prospectus supplement relating to a guarantee to be issued by the Republic will specify other specific provisions. The description of a guarantee to be issued by the Republic that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Guarantees

Each guarantee will be issued by the Republic as guarantor. The prospectus supplement relating to a guarantee will specify:

•	the relevant obligor and the obligations guaranteed under the guarantee;

•	the nature and scope of the guarantee, including whether or not it is irrevocable and unconditional;

•	the status of the guarantee in relation to the Republic’s other obligations;

•	the governing law of the guarantee; and

•	other relevant provisions of the guarantee.

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES AND BEARER WARRANTS

Bearer securities will not be offered, sold or delivered in the United States or its possessions or to a United States person; except in certain circumstances permitted by United States tax regulations. Bearer securities will initially be represented by temporary global securities, without interest coupons, deposited with a common depositary in London for Euroclear and Clearstream for credit to designated accounts. Unless otherwise indicated in the prospectus supplement:

•

each temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days after issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations, provided that no bearer security will be mailed or otherwise delivered to any location in the United States in connection with the exchange; and

•

any interest payable on any portion of a temporary global security with respect to any interest payment date occurring prior to the issuance of definitive bearer securities will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations.

Bearer securities, other than temporary global debt securities, and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in the legend provide that, with certain exceptions, a United States person who holds a bearer security or coupon will not be allowed to deduct any loss realized on the disposition of the bearer security, and any gain, which might otherwise be characterized as capital gain, recognized on the disposition will be treated as ordinary income.

For purposes of this section, “United States person” means:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

For purposes of this section, “United States” means the United States of America, including each state and the District of Columbia, its territories, possessions and other areas subject to its jurisdiction.

TAXATION

The following discussion summarizes certain Korean and U.S. federal income tax considerations that may be relevant to you if you invest in debt securities. This summary is based on laws, regulations, rulings and decisions in effect as of the date of this Prospectus. These laws, regulations, rulings and/or decisions may change; any such change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Korean Taxation

The following summary of Korean tax consideration applies to you so long as you are not:

•	a citizen of Korea;

•	a resident of Korea;

•	a corporation organized under Korean law;

•	a corporation of which the place of management is located in Korea; or

•	maintaining a permanent establishment or a fixed base in Korea for business, trade or otherwise.

Tax on Interest Payments

Under current Korean tax laws, when we make payments of interest to you on the debt securities issued outside of Korea denominated in a foreign currency, no amount will be withheld from such payments for, or on account of, taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

Tax on Capital Gains

You will not be subject to any Korean income or withholding taxes in connection with the sale, exchange or other disposition of the debt securities issued outside of Korea, as long as such debt securities are denominated in a currency other than Won, provided that the disposition does not involve a transfer of such debt securities within Korea and the disposition does not involve a transfer of such debt securities by a resident of Korea or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation). If you sell or otherwise dispose of such debt securities within Korea, any gain realized on the transaction will generally be taxable at ordinary Korean withholding tax rates (the lesser of 22.0% of net gain or 11% of gross sale proceeds with respect to transactions), unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of the debt securities, regardless of whether the disposition is to a Korean resident. For more information regarding tax treaties, please refer to the heading “Tax Treaties” below.

Inheritance Tax and Gift Tax

If you die while you are the holder of the debt security, the subsequent transfer of the debt security by way of succession will be subject to Korean inheritance tax. Similarly, if you transfer the debt security as a gift, the donee will be subject to Korean gift tax and you may be required to pay the gift tax if the donee fails to do so or the donee is a non-resident.

Stamp Duty

You will not be subject to any Korean transfer tax, stamp duty, registration duty or similar documentary tax in respect of or in connection with a transfer of any debt securities or in connection with the exercise of exchange rights or conversion rights that may be acquired with the debt securities.

Guarantees

Although there are no Korean tax laws, regulations or rulings specific to the payment under the guarantee herein, we believe any payments of interest on and principal amount of the debt securities (or the issue price if the debt securities were originally issued at a discount) by the Republic under the Republic’s guarantee on the debt securities denominated in a foreign currency and issued by us or any payments of interest on and principal amount of the debt securities (or the issue price if the debt securities were originally issued at a discount) by us under our guarantee on the debt securities denominated in a foreign currency and issued by a third-party Korean issuer are not subject to withholding tax. Further details of the tax consequences of the holders of our debt securities guaranteed by the Republic or third-party debt securities guaranteed by us may be provided in the relevant prospectus supplement.

Tax Treaties

At the date of this prospectus, Korea has tax treaties with, among others, Australia, Austria, Bangladesh, Belgium, Brazil, Bulgaria, Canada, Chile, China, Czech Republic, Denmark, Egypt, Finland, France, Germany, Greece, Hungary, India, Indonesia, Iran, Ireland, Israel, Italy, Japan, Luxembourg, Malaysia, Mexico, Mongolia, the Netherlands, New Zealand, Norway, Pakistan, Philippines, Poland, Republic of Fiji, Romania, Russia, Singapore, Spain, Sri Lanka, Sweden, Switzerland, Thailand, Tunisia, Turkey, the United Kingdom, the United States of America and Vietnam under which the rate of withholding tax on interest and dividends is reduced, generally to between 5% and 16.5% (including surtax), and the tax on capital gains is often eliminated.

With respect to any gains subject to Korean withholding tax, as described under “—Tax on Capital Gains” above, you should inquire for yourself whether you are entitled to the benefit of a tax treaty with Korea. It will be your responsibility to claim the benefits of any tax treaty that may exist between your country and Korea in respect of capital gains, and to provide to the purchaser of the debt securities, or the relevant securities company handling the debt securities, as applicable, a certificate as to your country of residence. In the absence of sufficient proof, the purchaser, or the relevant securities company, as the case may be, must withhold tax at the normal rates.

At present, Korea has not entered into tax treaties regarding inheritance or gift tax.

Warrants

A description of the tax consequences of an investment in warrants will be provided in the applicable prospectus supplement.

United States Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in debt securities and are a U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of its investment in a debt security. This summary deals only with U.S. holders that hold debt securities as capital assets for tax purposes. This summary does not apply to you if you are an investor that is subject to special tax rules, such as:

•	a bank or thrift;

•	a real estate investment trust;

•	a regulated investment company;

•	an insurance company;

•	a dealer in securities or currencies;

•	a trader in securities or commodities that elects mark-to-market treatment;

•	a person that will hold debt securities as a hedge against currency risk or as a position in a straddle or conversion transaction for tax purposes;

•	a tax exempt organization; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Any special U.S. federal income tax considerations relevant to a particular issuance of debt securities will be discussed in the applicable prospectus supplement. You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts, in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars, a “foreign currency”, the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year. Alternatively, as an accrual-basis U.S. holder you may elect to translate all interest income on foreign currency-denominated debt securities at the spot rate on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year), or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

Purchase, Sale and Retirement of Notes

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a debt security that is denominated in a foreign currency, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency-denominated debt security is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, then you will determine the U.S. dollar value of the cost of the debt security by translating the amount of the foreign currency that you paid for the debt security at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a foreign currency-denominated debt security in respect of original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the purchase.

When you sell or exchange a debt security, or if a debt security is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction, less any accrued qualified stated interest, which will be subject to tax in the manner described above, and your tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency debt security is disposed of or retired. If you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash-basis U.S. holder, or if you are an accrual-basis holder that makes a special election, then you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

Except as discussed below with respect to market discount, short-term debt securities and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be long-term capital gain or loss if you have held the debt security for more than one year. Under present law, the Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual investors. The ability of U.S. holders to offset capital losses against ordinary income is limited.

The gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

If we issue debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of whole years to their maturity, the debt securities will be “Original Issue Discount Debt Securities.” The difference between the issue price and their stated redemption price at maturity will be the “original issue discount.” The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property, other than debt instruments issued by the Company, at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in Original Issue Discount Debt Securities you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain Treasury regulations (the “OID regulations”). You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Debt Security you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, before you receive the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Debt Security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Debt Security are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Debt Security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of original issue discount on an Original Issue Discount Debt Security allocable to each accrual period is determined by:

(i)	multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity of the debt security and the denominator of which is the number of accrual periods in a year; and

(ii)	subtracting from that product the amount, if any, payable as qualified stated interest allocable to that accrual period.

In the case of an Original Issue Discount Debt Security that is a floating rate debt security, both the “annual yield to maturity” and the qualified stated interest will be determined for these purposes as though the debt security had borne interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. Additional rules may apply if interest on a floating rate debt security is based on more than one interest index. The “adjusted issue price” of an Original Issue Discount Debt Security at the beginning of any accrual period will generally be the sum of its issue price, including any accrued interest, and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Debt Security, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount, to the extent of the previously accrued discount, with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a debt security is the discount rate, appropriately adjusted to reflect the length of accrual periods, that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Debt Security denominated in U.S. dollars will generally be less in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed below under “Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis.

In the case of an Original Issue Discount Debt Security that is also a foreign currency-denominated debt security, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period). Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years), or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under “—Payments or Accruals of Interest” above. Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Debt Security that is also a foreign currency debt security you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Debt Security denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Debt Security, you will recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Debt Security, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an Original Issue Discount Debt Security outside of the initial offering at a cost less than its “remaining redemption amount”, or if you purchase an Original Issue Discount Debt Security in the initial offering at a price other than the debt security’s issue price, you will also generally be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Debt Security at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price. The remaining redemption amount for an Original Issue Discount Debt Security is the total of all future payments to be made on the debt security other than qualified stated interest.

Floating rate debt securities generally will be treated as “variable rate debt instruments” under the OID regulations. Accordingly, the stated interest on a floating rate debt security generally will be treated as qualified stated interest, and such a debt security will not have original issue discount solely as a result of the fact that it provides for interest at a variable rate. A floating rate debt security that does not qualify as a variable rate debt instrument will be subject to special rules (the “contingent payment regulations”) that govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). A detailed description of the tax considerations relevant to U.S. holders of any such debt securities will be provided in the applicable prospectus supplement.

Certain debt securities may be redeemed prior to maturity, either at our option or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the prospectus supplement. Original Issue Discount Debt Securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Debt Securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about their treatment since the tax consequences with respect to original issue discount will depend, in part, on the particular terms and features of the debt securities.

Short-Term Debt Securities

The rules described above will also generally apply to Original Issue Discount Debt Securities with maturities of one year or less (“short-term debt securities”), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat a short-term debt security as having original issue discount. Thus, all short-term debt securities will be Original Issue Discount Debt Securities. Except as noted below, if you are a cash-basis holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term debt security you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and certain trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash- or accrual-basis holder, if you are the holder of a short-term debt security you can elect to accrue any “acquisition discount” with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term debt securities.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase debt securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about these features.

Premium and Market Discount

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Debt Securities purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the debt security and the exchange rate on the date when the holder acquired the debt security. For a U.S. holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount, or in the case of an Original Issue Discount Debt Security, the debt security’s adjusted issue price, by 0.25% or more of the remaining redemption amount, or adjusted issue price, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands.

In this case, any gain that you realize on the disposition of the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant yield method. You must accrue market discount on a foreign currency debt security in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the debt security.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a foreign currency debt security that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the holder’s taxable year).

Indexed Notes and Other Notes Providing for Contingent Payments

The contingent payment regulations generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest index. We will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Information Reporting and Backup Withholding

The paying agent must file information returns with the United States Internal Revenue Service in connection with debt security payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

In addition, a U.S. holder should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of certain foreign financial assets, including debt of foreign issuers, if the aggregate value of all of such assets exceeds US$50,000. A U.S. holder should consult its own tax advisor regarding the application of the information reporting rules to our debt securities and the application of the recently enacted legislation to its particular situation.

Warrants

A description of the tax consequences of an investment in warrants will be provided in the applicable prospectus supplement.

Guarantees

A description of the tax consequences of an investment in guarantees will be provided in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We and the Republic, if a guarantee by the Republic is furnished, may sell or issue the debt securities, warrants or guarantees in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

The prospectus supplement relating to a particular series of debt securities, warrants or guarantees will state:

•	the names of any underwriters;

•	the purchase price of the securities;

•	the proceeds to us from the sale;

•	any underwriting discounts and other compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the securities for its own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, certain conditions must be satisfied before the underwriters become obligated to purchase securities from us and the Republic, if applicable, and they will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If we and the Republic, if a guarantee by the Republic is furnished, sell any securities through agents, the prospectus supplement will identify the agent and indicate any commissions payable by us and the Republic, if applicable. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis and will not acquire the securities for their own account.

We and the Republic, if a guarantee by the Republic is furnished, may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from us and the Republic, if applicable, at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

We and the Republic, if a guarantee by the Republic is furnished, may offer debt securities as consideration for the purchase of other of our debt securities, either in connection with a publicly announced tender offer or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of debt securities directly or through underwriters or agents. We may offer guarantees as consideration for transactions involving securities of other issuers.

Agents and underwriters may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution from us with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for us and the Republic in the ordinary course of business.

LEGAL MATTERS

The validity of any particular series of debt securities or warrants issued with debt securities or any guarantees will be passed upon for us and any underwriters or agents by United States and Korean counsel identified in the related prospectus supplement.

AUTHORIZED REPRESENTATIVES IN THE UNITED STATES

Our authorized agents in the United States are Mr. Joo Yung Sung, General Manager of our New York Branch, or Mr. Jong Kug Yoon, Senior Deputy General Manager of our New York Branch. The address of our New York Branch is 320 Park Avenue, 32nd Floor, New York, New York 10022. The authorized representative of the Republic in the United States is Mr. Byeong Sun Song, Financial Attache, Korean Consulate General in New York, located at 335 East 45th Street, New York, New York 10017.

OFFICIAL STATEMENTS AND DOCUMENTS

Our President and Chairman of the Board of Directors, in his official capacity, has supplied the information set forth under “The Korea Development Bank” (except for the information set out under “The Korea Development Bank—Business—Government Support and Supervision”). Such information is stated on his authority.

The Minister of Strategy and Finance of The Republic of Korea, in his official capacity, has supplied the information set out under “The Korea Development Bank—Business—Government Support and Supervision” and “The Republic of Korea.” Such information is stated on his authority. The documents identified in the portion of this prospectus captioned “The Republic of Korea” as the sources of financial or statistical data are official public documents of the Republic or its agencies and instrumentalities.

EXPERTS

Our separate financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011 and 2010, appearing in this prospectus, have been audited by Ernst & Young Han Young, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

This prospectus includes future expectations, projections or “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this prospectus are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove correct. This prospectus discloses important factors that could cause actual results to differ materially from our expectations (“Cautionary Statements”). All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Factors that could adversely affect the future performance of the Korean economy include:

•

difficulties in the housing and financial sectors in the United States and elsewhere and increased sovereign default risks in selected countries and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates and stock markets;

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small and medium sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	adverse developments in the economies of countries that are important export markets for the Republic, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from the Republic to China);

•	social and labor unrest;

•

a decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of swine or avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between the Republic and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in the Republic;

•	hostilities or unrest involving oil producing countries in the Middle East and Northern Africa and any material disruption in the supply of oil or increase in the price of oil;

•

the occurrence of severe earthquakes, tsunamis or other natural disasters in Korea and other parts of the world, particularly in trading partners (such as the March 2011 earthquake in Japan, which also resulted in the release of radioactive materials from a nuclear plant that had been damaged by the earthquake); and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and the Republic or the United States.

FURTHER INFORMATION

We filed a registration statement with respect to the securities with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and its related rules and regulations. You can find additional information concerning ourselves and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. These filings are also available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 11. Estimated Expenses.*

It is estimated that our expenses in connection with the sale of the debt securities, warrants and guarantees hereunder, exclusive of compensation payable to underwriters and agents, will be as follows:

SEC Registration Fee	US$	573,000
Printing Costs		250,000
Legal Fees and Expenses		450,000
Fiscal Agent Fees and Expenses		50,000
Blue Sky Fees and Expenses		50,000
Rating Agencies’ Fees		350,000
Miscellaneous (including amounts to be paid to underwriters in lieu of reimbursement of certain expenses)		600,000

Total	US$	2,323,000

*	Based on three underwritten offerings of the debt securities.

UNDERTAKINGS

The Registrants hereby undertake:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrants will be sellers to the purchaser and will be considered to offer or sell such securities to such purchaser;

(i)	Any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrants or used or referred to by the undersigned registrants;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or their securities provided by or on behalf of the undersigned registrants; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrants to the purchaser.

CONTENTS

This Registration Statement is comprised of:

(1)	Facing Sheet.

(2)	Explanatory Note.

(3)	Part I, consisting of the Prospectus.

(4)	Part II, consisting of pages II-1 to II-9

(5)	The following Exhibits:

A-1	-	Form of Underwriting Agreement Standard Terms, incorporated herein by reference to Exhibit A to the Registration Statement of The Korea Development Bank (No. 33-38873).

B-1	-	Form of Fiscal Agency Agreement, including forms of Debt Securities, incorporated herein by reference to Exhibit B-1 to the Registration Statement of The Korea Development Bank (No. 33-44818).

B-2	-	Form of global Debt Security that bears interest at a fixed rate, incorporated herein by reference to Exhibit B-2 to the Registration Statement of The Korea Development Bank (No. 33-156305).

B-3	-	Form of Amendment No. 1 to Fiscal Agency Agreement, incorporated herein by reference to Exhibit B-3 to the Registration Statement of The Korea Development Bank (No. 333-111608).

C-1	-	Form of Warrant Agreement, including form of Warrants.*

C-2	-	Form of Guarantee Agreement, including form of Guarantees, incorporated herein by reference to Exhibit C-2 to the Registration Statement of The Korea Development Bank (No. 333-97299).

C-3	-	Form of Solicitation Indemnification Agreement, incorporated herein by reference to Exhibit C-3 to the Registration Statement of The Korea Development Bank (No. 333-97299).

D-1	-	Consent of the Chief Executive Officer & Chairman of The Korea Development Bank (included on page II-5).

D-2	-	Power of Attorney of the Chief Executive Officer & Chairman of The Korea Development Bank.

E-1	-	Consent of the Minister of Strategy and Finance of The Republic of Korea (included on Page II-6).

E-2	-	Power of Attorney of the Minister of Strategy and Finance of The Republic of Korea, incorporated herein by reference to Exhibit E-2 to the Registration Statement of The Korea Development Bank (No. 33-156305).

F	-	Consent of Ernst & Young Han Young.

G-1	-	Letter appointing certain persons as authorized agents of The Korea Development Bank in the United States.

G-2	-	Letter appointing Authorized Agents of The Republic of Korea in the United States (included in Exhibit E-2).

H	-	The Korea Development Bank Act.

I	-	The Enforcement Decree of The Korea Development Bank Act.

J	-	The Articles of Incorporation of The Korea Development Bank.

K-1	-	Form of Prospectus Supplement relating to The Korea Development Bank’s Medium-Term Notes, Series C, Due Not Less Than Nine Months From Date of Issue (the “Series C Notes”), incorporated herein by reference to Exhibit K-1 to the Registration Statement of The Korea Development Bank (No. 333-6866).

K-2	-	Form of Supplement to the Prospectus Supplement relating to the Korea Development Bank’s Series C Notes, incorporated herein by reference to Exhibit K-2 to the Registration Statement of The Korea Development Bank (No. 333-6866).

L	-	Form of Distribution Agreement between The Korea Development Bank and the Agents named therein relating to the offer or sale from time to time of the Series C Notes, incorporated herein by reference to Exhibit L to the Registration Statement of The Korea Development Bank (No. 333-6866).

M-1	-	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, c/o 39th Floor, Bank of China Tower, One Garden Road, Hong Kong, United States counsel to The Korea Development Bank, in respect of the legality of the Debt Securities (with or without Warrants).

M-2	-	Opinion (including consent) of Lee & Ko, 18th Floor, Hanjin Main Building, 118 Namdaemunno 2-Ga, Seoul, Korea, Korean counsel to The Korea Development Bank, in respect of the legality of the Debt Securities (with or without Warrants) and the Guarantees to be issued by The Republic of Korea.

N-1	-	Form of the Series C Note that bears interest at a fixed rate, incorporated herein by reference to Exhibit N-1 to the Registration Statement of The Korea Development Bank (No. 333-6866).

N-2	-	Form of the Series C Note that bears interest at a floating rate, incorporated herein by reference to Exhibit N-2 to the Registration Statement of The Korea Development Bank (No. 333-6866).

O	-	Form of Calculation Agency Agreement between The Korea Development Bank and the calculation agent named therein relating to the Series C Notes that bear interest at a floating rate, incorporated herein by reference to Exhibit O to the Registration Statement of The Korea Development Bank (No. 333-6866).

*	May be filed by amendment.

SIGNATURE OF THE KOREA DEVELOPMENT BANK

Pursuant to the requirements of the Securities Act of 1933, as amended, The Korea Development Bank has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Seoul, The Republic of Korea, on the 19th day of April, 2012.

THE KOREA DEVELOPMENT BANK

By:	MAN SOO KANG*†
Chief Executive Officer & Chairman

†By:	/S/ SEUNG WEON YANG
Seung Weon Yang
(Attorney-in-fact)

*	Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF THE REPUBLIC OF KOREA

Pursuant to the requirements of the Securities Act of 1933, as amended, The Republic of Korea has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, New York, on the 19th day of April, 2012.

THE REPUBLIC OF KOREA

By:	JAE-WAN BAHK*†
Minister of Strategy and Finance

†By:	/S/ BYEONG SUN SONG
Byeong Sun Song
(Attorney-in-fact)

*	Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE KOREA DEVELOPMENT BANK

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Korea Development Bank, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 19th day of April, 2012.

†By:	/S/ JOO YUNG SUNG
Joo Yung Sung

New York Branch
The Korea Development Bank

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE KOREA DEVELOPMENT BANK

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Korea Development Bank, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 19th day of April, 2012.

†By:	/S/ JONG KUG YOON
Jong Kug Yoon

New York Branch
The Korea Development Bank

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE REPUBLIC OF KOREA

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Republic of Korea, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 19th day of April, 2012.

†By:	/S/ BYEONG SUN SONG
Byeong Sun Song

Financial Attaché
Korean Consulate General in New York

EXHIBIT INDEX

A-1	-	Form of Underwriting Agreement Standard Terms, incorporated herein by reference to Exhibit A to the Registration Statement of The Korea Development Bank (No. 33-38873).

B-1	-	Form of Fiscal Agency Agreement, including forms of Debt Securities, incorporated herein by reference to Exhibit B-1 to the Registration Statement of The Korea Development Bank (No. 33-44818).

B-2	-	Form of global Debt Security that bears interest at a fixed rate, incorporated herein by reference to Exhibit B-2 to the Registration Statement of The Korea Development Bank (No. 33-156305).

B-3	-	Form of Amendment No. 1 to Fiscal Agency Agreement, incorporated herein by reference to Exhibit B-3 to the Registration Statement of The Korea Development Bank (No. 333-111608).

C-1	-	Form of Warrant Agreement, including form of Warrants.*

C-2	-	Form of Guarantee Agreement, including form of Guarantees, incorporated herein by reference to Exhibit C-2 to the Registration Statement of The Korea Development Bank (No. 333-97299).

C-3	-	Form of Solicitation Indemnification Agreement, incorporated herein by reference to Exhibit C-3 to the Registration Statement of The Korea Development Bank (No. 333-97299).

D-1	-	Consent of the Chief Executive Officer & Chairman of The Korea Development Bank (included on page II-5).

D-2	-	Power of Attorney of the Chief Executive Officer & Chairman of The Korea Development Bank.

E-1	-	Consent of the Minister of Strategy and Finance of The Republic of Korea (included on Page II-6).

E-2	-	Power of Attorney of the Minister of Strategy and Finance of The Republic of Korea, incorporated herein by reference to Exhibit E-2 to the Registration Statement of The Korea Development Bank (No. 33-156305).

F	-	Consent of Ernst & Young Han Young.

G-1	-	Letter appointing certain persons as authorized agents of The Korea Development Bank in the United States.

G-2	-	Letter appointing Authorized Agents of The Republic of Korea in the United States (included in Exhibit E-2).

H	-	The Korea Development Bank Act.

I	-	The Enforcement Decree of The Korea Development Bank Act.

J	-	The Articles of Incorporation of The Korea Development Bank.

K-1	-	Form of Prospectus Supplement relating to The Korea Development Bank’s Medium-Term Notes, Series C, Due Not Less Than Nine Months From Date of Issue (the “Series C Notes”), incorporated herein by reference to Exhibit K-1 to the Registration Statement of The Korea Development Bank (No. 333-6866).

K-2	-	Form of Supplement to the Prospectus Supplement relating to the Korea Development Bank’s Series C Notes, incorporated herein by reference to Exhibit K-2 to the Registration Statement of The Korea Development Bank (No. 333-6866).

L	-	Form of Distribution Agreement between The Korea Development Bank and the Agents named therein relating to the offer or sale from time to time of the Series C Notes, incorporated herein by reference to Exhibit L to the Registration Statement of The Korea Development Bank (No. 333-6866).

M-1	-	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, c/o 39th Floor, Bank of China Tower, One Garden Road, Hong Kong, United States counsel to The Korea Development Bank, in respect of the legality of the Debt Securities (with or without Warrants).

M-2	-	Opinion (including consent) of Lee & Ko, 18th Floor, Hanjin Main Building, 118 Namdaemunno 2-Ga, Seoul, Korea, Korean counsel to The Korea Development Bank, in respect of the legality of the Debt Securities (with or without Warrants) and the Guarantees to be issued by The Republic of Korea.

N-1	-	Form of the Series C Note that bears interest at a fixed rate, incorporated herein by reference to Exhibit N-1 to the Registration Statement of The Korea Development Bank (No. 333-6866).

N-2	-	Form of the Series C Note that bears interest at a floating rate, incorporated herein by reference to Exhibit N-2 to the Registration Statement of The Korea Development Bank (No. 333-6866).

O	-	Form of Calculation Agency Agreement between The Korea Development Bank and the calculation agent named therein relating to the Series C Notes that bear interest at a floating rate, incorporated herein by reference to Exhibit O to the Registration Statement of The Korea Development Bank (No. 333-6866).

*	May be filed by amendment.